As confidentially submitted with the Securities and Exchange Commission on September 22, 2020
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Confidential Submission No. 2
on

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

AmeriHome, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6162 (Primary Standard Industrial Classification Code Number)	85-2732607 (I.R.S. Employer Identification Number)

1 Baxter Way
Thousand Oaks, California 91362
Telephone: (888) 469-0810
(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

James S. Furash
Chief Executive Officer
1 Baxter Way
Thousand Oaks, California 91362
Telephone: (888) 469-0810
(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Perry J. Shwachman, Esq. Samir A. Gandhi, Esq. Robert A. Ryan, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 839-5900 Facsimile: (212) 839-5599	Richard D. Truesdell, Jr., Esq. Pedro J. Bermeo, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000 Facsimile: (212) 701-5800

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☒

          If an emerging growth company, indicate by checkmark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)

Class A common stock, par value $ per share	$	$

(1)
Includes additional shares of Class A common stock that the underwriters have an option to purchase. See "Underwriting."

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

        AmeriHome, Inc., the registrant whose name appears on the cover of this registration statement, is a private company incorporated under the laws of Delaware. In connection with the closing of this offering, AmeriHome, Inc. and Aris Mortgage Holding Company, LLC ("Aris Holding") will consummate the Transactions, as described in "Our Organizational Structure" in the prospectus included as part of this registration statement. As a result of the Transactions, AmeriHome, Inc. will be (i) a holding company, with its principal asset consisting of limited liability company interests of Aris Holding and (ii) the sole managing member of Aris Holding and will control the business and affairs of Aris Holding and its subsidiaries. Except as otherwise disclosed in the prospectus included in this registration statement, the consolidated historical financial statements and summary and selected historical consolidated financial data and other historical financial information included in this registration statement are those of Aris Holding and its subsidiaries, and do not give effect to the Transactions.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                           , 2020

PRELIMINARY PROSPECTUS

                           Shares

AmeriHome, Inc.

Class A Common Stock

         This is our initial public offering. We are offering             shares of our Class A common stock. No public market currently exists for our Class A common stock.

         We anticipate that the initial public offering price will be between $             and $             per share of Class A common stock. We intend to apply to list our Class A common stock on the             under the symbol "         ."

         We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") and under applicable Securities and Exchange Commission ("SEC") rules and have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.

         Following the completion of this offering, we will have two classes of authorized common stock. Each share of our Class A and Class B common stock entitles its holders to one vote per share on all matters presented to our stockholders generally. We are offering              shares of our Class A common stock, which immediately after this offering will represent in the aggregate approximately         % of the voting power of our outstanding common stock after this offering (or approximately         % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Immediately following the consummation of this offering, all of the outstanding shares of our Class B common stock will be held by A-A Mortgage (as defined herein), which will represent in the aggregate approximately         % of the voting power of our outstanding common stock after this offering (or approximately         % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

         We will be a holding company, and upon consummation of this offering and the application of the net proceeds therefrom, our principal asset will consist of LLC Interests (as defined herein) we acquire from Aris Mortgage Holding Company, LLC ("Aris Holding") and the Existing Equity Owners (as defined herein), collectively representing         % of the economic interest in Aris Holding (or         % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The remaining         % of the economic interest in Aris Holding will be owned by A-A Mortgage, our controlling stockholder, through its ownership of LLC Interests. Following the completion of this offering, an affiliate of Apollo Global Management, Inc. will control A-A Mortgage. As long as A-A Mortgage continues to own a majority of the aggregate voting power of our outstanding common stock, it will be able to control any action requiring the general approval of our stockholders, including the election and removal of directors, any amendments to our certificate of incorporation and the approval of any merger or sale of all or substantially all of our assets. Accordingly, we will be a "controlled company" within the meaning of the corporate governance rules of the             . See "Risk Factors—General Risk Factors," "Management—Controlled Company," and "Principal Stockholders."

         AmeriHome, Inc. will be the sole managing member of Aris Holding. AmeriHome Inc. will operate and control all of the business and affairs of Aris Holding and its direct and indirect subsidiaries and will conduct its business through Aris Holding and its direct and indirect subsidiaries.

         Investing in our Class A common stock involves a high degree of risk. See "Risk Factors" beginning on page 27 of this prospectus.

	Per Share	Total

Price to the public	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to us (before expenses)	$	$

(1)
We have agreed to reimburse the underwriters for certain expenses. See "Underwriting" for a detailed description of the compensation payable to the underwriters.

         The underwriters have the option to purchase up to an additional             shares of Class A common stock from us at the initial price to the public less the underwriting discounts and commissions, as described in "Underwriting."

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

         The underwriters expect to deliver the shares of Class A common stock on or about             , 2020.

Joint Book-Running Managers

Credit Suisse

                               , 2020

ABOUT THIS PROSPECTUS

        As used in this prospectus, unless the context otherwise indicates, any reference to "AmeriHome," "our Company," "the Company," "us," "we" and "our" refers, prior to the completion of the Transactions (as defined herein), to Aris Mortgage Holding Company, LLC, together with its consolidated subsidiaries (including AmeriHome Mortgage Company, LLC), and after the completion of the Transactions, including this offering, to AmeriHome, Inc., the issuer of the shares of Class A common stock offered hereby, together with its direct and indirect subsidiaries.

        Neither we nor the underwriters have authorized anyone to provide any information or make any representations other than the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of Class A common stock offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume the information contained in this prospectus and any free writing prospectus we and the underwriters authorize to be delivered to you is accurate only as of their respective dates or the date or dates specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

        For investors outside the United States: neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or the offer and sale of the shares of Class A common stock in any jurisdiction where action for that purpose is required, other than the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States.

        Unless otherwise indicated, all references in this prospectus to the number and percentages of shares of our common stock outstanding following the completion of this offering:

  •
  reflects the initial public offering price of $            per share of Class A common stock, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus;

  •
  assumes no exercise of the underwriters' option to purchase up to an additional                shares of Class A common stock from us; and

  •
  gives effect to the completion of the Transactions described below under "Our Organizational Structure."

i

 GLOSSARY

        As used in this prospectus, unless the context otherwise requires:

  •
  "An Agency" or "Agencies" refers to the Government National Mortgage Association ("Ginnie Mae"), the Federal Housing Administration (the "FHA") or the Veterans Administration (the "VA"), the U.S. Department of Agriculture ("USDA"), or government-sponsored entities (each, a "GSE") such as the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation ("Freddie Mac").

  •
  "Apollo" refers to Apollo Global Management, Inc.

  •
  "Aris Holding" refers to Aris Mortgage Holding Company, LLC.

  •
  "Aris Holding LLC Agreement" refers to the Second Amended and Restated Limited Liability Company Agreement of Aris Mortgage Holding Company, LLC.

  •
  "Athene" refers to Athene Holding Ltd., and where applicable, includes its subsidiaries and funds withheld accounts and modified coinsurance accounts established by reinsurance counterparties of such subsidiaries for the purpose of maintaining assets supporting business ceded or retroceded to any such subsidiary.

  •
  "Cenlar" refers to Cenlar FSB, our subservicer for approximately 99% of our portfolio of mortgage loans and MSRs.

  •
  "Existing Equity Owners" refers to, collectively, limited partners of A-A Mortgage from whom we will acquire LLC Interests in Aris Holding with the net proceeds from this offering and in future exchanges under the Exchange Agreement.

  •
  "IRLC" refers to interest rate lock commitments—agreements under which the interest rate and the maximum amount of the mortgage loan are set prior to funding the mortgage loan.

  •
  "LHFS" refers to loans held for sale—mortgage loan originations intended to be sold in the secondary market.

  •
  "LLC Interests" refers to the limited liability company interests of Aris Holding, including those that we purchase with a portion of the net proceeds from this offering.

  •
  "MBS" refers to mortgage-backed securities—a type of asset-backed security that is secured by a group of mortgage loans.

  •
  "MSRs" refers to mortgage servicing rights—the right and obligation to service a loan or pool of loans and to receive a servicing fee as well as certain ancillary income. MSRs may be bought and sold, resulting in the transfer of loan servicing obligations. MSRs are designated as such when the benefits of servicing the loans are expected to adequately compensate the servicer for performing the servicing.

  •
  "Our controlling stockholder" or "A-A Mortgage" refers to A-A Mortgage Opportunities, L.P., our controlling stockholder and an affiliate of Apollo.

  •
  "subservicing" refers to the process of outsourcing the duties of the primary servicer to a third-party servicer. The third-party servicer performs the servicing responsibilities for a fee and is typically not responsible for making servicing advances, which are subsequently reimbursed by the primary servicer. The primary servicer is contractually liable to the owner of the loans for the activities of the subservicer.

  •
  "Transactions" refer to the organizational transactions and this offering, and the application of the net proceeds therefrom, as described in "Our Organizational Structure."

  •
  "UPB" refers to the unpaid principal balance of loans held for sale. UPB is used together with the servicing fees and ancillary incomes as a means of estimating the future revenue stream for a servicer.

ii

 INDUSTRY AND MARKET DATA

        The data included elsewhere in this prospectus regarding the markets and industry in which we operate, including the size of certain markets and our position and the position of our competitors within these markets, are based on reports of government agencies, published industry sources and estimates based on our management's knowledge and experience in the markets in which we operate. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe that they generally indicate size, position and market share within these industries. Our own estimates have been based on information obtained from our trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. Third-party industry and general publications, research, surveys and studies generally state that the information contained therein has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, neither we nor any of the underwriters have independently verified any of the data from third-party sources. As a result, you should be aware that market, ranking and other similar industry data included elsewhere in this prospectus, and estimates and beliefs based on that data, may not be reliable and are subject to change based on various factors, including those discussed under "Risk Factors" and "Special Note Regarding Forward-Looking Statements." Except as otherwise specified, such data is derived from Inside Mortgage Finance, Mortgage Bankers Association, Fannie Mae, the U.S. Federal Reserve and the Federal Reserve Bank of St. Louis.

TRADEMARKS AND TRADE NAMES

        We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. Our name, logo and registered domain names are our proprietary service marks or trademarks. Each trademark, trade name or service mark by any other company appearing in this prospectus belongs to its holder. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the ©, ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights to these trademarks, service marks, trade names and copyrights.

PRESENTATION OF FINANCIAL INFORMATION

        Except as otherwise disclosed in this prospectus, the consolidated historical financial statements and summary and selected historical consolidated financial data and other financial information included elsewhere in this prospectus are those of Aris Holding, together with its consolidated subsidiaries, and do not give effect to the Transactions, including this offering.

        Except as noted in this prospectus, the unaudited pro forma financial information of AmeriHome, Inc. presented in this prospectus has been derived from the application of pro forma adjustments to the historical consolidated financial statements of Aris Holding and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to the Transactions as described in "Our Organizational Structure," including the consummation of this offering, as if all such transactions had occurred on January 1, 2019 in the case of the unaudited pro forma consolidated statement of income data, and as of December 31, 2019 and June 30, 2020, as applicable, in the case of the unaudited pro forma consolidated balance sheet data. See "Unaudited Pro Forma Consolidated Financial Information" for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus.

iii

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the matters discussed in the sections entitled "Risk Factors" beginning on page 27, "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 92, and the consolidated financial statements and notes thereto and other financial information included elsewhere in this prospectus before making an investment decision. In this prospectus, we make certain forward-looking statements, including expectations relating to our future performance. These expectations reflect our management's view of our prospects and are subject to the risks described under "Risk Factors" and "Special Note Regarding Forward-Looking Statements." Our expectations of our future performance may change after the date of this prospectus and there is no guarantee that such expectations will prove to be accurate. In this prospectus, unless the context otherwise indicates, any reference to "AmeriHome," "our Company," "the Company," "us," "we" and "our" refers, prior to the consummation of the Transactions, including this offering, to Aris Mortgage Holding Company, LLC and its consolidated subsidiaries, and after the Transactions, to AmeriHome, Inc., the issuer of the shares of Class A common stock being offered hereby, together with its direct and indirect subsidiaries.

AmeriHome Overview

        We are a leading U.S. residential mortgage producer and servicer focused on driving profitable growth across market environments. We were founded in 2013 and designed to optimize operational and financial excellence, instilling a business strategy and culture we refer to as the "AmeriHome Way," as detailed below. We have created a flexible and scalable platform with a modern purpose-built infrastructure, advanced data and analytics capabilities, all leveraging our management team's collective experience to achieve a highly efficient cost structure to target profitability in all market environments. This has led to strong growth and performance, evidenced by 21 consecutive quarters of profitability and an average return on equity of 18% from 2015 to 2019, positioning us as the second largest non-bank correspondent producer.

        Since our founding, we have grown steadily in our three different business segments: Correspondent, Servicing, and Consumer Direct. We deliberately chose to enter these business segments based on a purchase origination orientation, ability to efficiently achieve scale, and the ongoing opportunities afforded by owning mortgage servicing rights all to achieve stability of earnings through varying economic cycles. Through our Correspondent channel, we primarily purchase and aggregate residential mortgages from trusted third-party originators, who we refer to as "correspondent sellers." Our Servicing segment allows us to retain the customer relationship from these originations while taking an asset management approach to achieve steady returns on the servicing. Our Consumer Direct channel then originates mortgages directly with individual homeowners, primarily for refinancing opportunities with our existing servicing customers.

        The AmeriHome Way underpins everything we do, resulting in a highly scalable business that generates attractive returns across market cycles. We believe AmeriHome can change what it means to be a leading mortgage company built on the durability of our value proposition to our correspondent sellers and individual borrowers, a rate-agnostic asset management strategy, and a risk management-driven culture. We believe this will drive profitability and growth across market environments allowing us to best serve our correspondent sellers, borrowers, employees and shareholders.

 The AmeriHome Way

        Our partner-centric platform drives strong allegiance across a broad range of mortgage products and multiple production channels. We have client relationships with over 650 correspondent sellers, which include independent mortgage bankers, community and regional banks, and credit unions of all sizes. These relationships are supported by our value proposition of constant market presence, reliable pricing, and reduced execution times compared to competitors. This ultimately translates to better fulfillment timelines for our customers.

        We emphasize automation, process-improvement, and data-driven decision making across the origination lifecycle. We prioritize speed, continuity, and cost efficiency in order to continuously improve both our timelines and efficiency. This infrastructure allows us to automate our compliance and quality control functions. We believe our data management and analytics lead to better risk-reward evaluations in our Correspondent segment and more effective pursuit of new customer acquisition opportunities in our Consumer Direct segment.

        Our experienced and entrepreneurial team brings decades of experience from different organizations and platforms. They authored the AmeriHome Way to codify the principles which they saw driving a successful organization and team. Each tenet motivates the decisions we make every day, from how we treat our sellers and homeowners to how we manage risk across the organization.

        We have a track record of consistent, prudent and profitable growth, having expanded our production volume from $18.7 billion in 2015 to $44.4 billion for the year ended December 31, 2019 and our servicing portfolio from $18.9 billion to $78.3 billion as of December 31, 2019.

        The AmeriHome Way has enabled us to achieve stable and attractive return on equity and allowed our operating company to generate positive net income every month since achieving initial profitability in February 2015. For the twelve months ended December 31, 2019 and the six months ended June 30, 2020, total net revenues were $418.7 million and $442.0 million, respectively, and net income was $174.5 million and $275.0 million, of which $71.1 million and $39.9 million, respectively, consisted of net loan servicing revenue.

 Our Business

Overview

        Our principal strategy is to source residential mortgage loans through multiple production channels and to sell the loans to third-party investors including the Agencies and others, or to securitize them, while generally retaining mortgage servicing rights ("MSRs"). We actively manage our MSR assets and act as master servicer, while outsourcing day-to-day operational servicing functions such as payment collection to subservicers.

AmeriHome Business Model Overview

        Our business segments include two production channels and servicing:

  •
  Production.    Our production business entails the sourcing of residential mortgage loans through two channels: Correspondent and Consumer Direct.

  •
  Correspondent channel.    We primarily purchase and aggregate residential mortgages from trusted third-party originators, who we refer to as "correspondent sellers." Our Correspondent channel serves as a critical intermediary between mortgage lenders and the capital markets by purchasing, pooling, and reselling newly originated mortgage loans, and as a conduit for sourcing new MSRs at what we believe to be attractive returns.

  •
  Consumer Direct channel.    We also originate and aggregate residential mortgages directly from consumers, allowing us to earn origination revenue and extend our MSR portfolio through targeted refinancings. We retain the existing customers in our current portfolio of MSRs by actively refinancing their loans, and also acquire new customers through lead generation activities.

  •
  Servicing.    We retain the servicing rights to our produced loans, earning fees from such assets. We manage our servicing assets to maximize profitability using an asset management approach that entails (i) our active hedging strategy, (ii) opportunistic MSR asset sales, and (iii) outsourced subservicing. Our servicing segment generates cash that supports our production activity and provides liquidity. The value of MSRs tends to fluctuate counter-cyclically with our production opportunities as interest rates change, so that most often there is a balancing interaction between servicing and production revenues, as one rises and the other falls.

    •
    Subservicing.    Consistent with our focus on operating efficiency, we have elected to outsource subservicing to independent firms that conduct the daily activities of servicing our loans, on a fee basis. This allows us to achieve cost savings and to conserve capital that would otherwise be needed to support an internal operation. We actively oversee our MSR investments by ensuring that subservicers meet all investor guidelines and optimize customer service, while coordinating closely with our consumer direct business to defend our MSR portfolio from attrition as customers refinance when interest rates fall.

        We are an approved seller/servicer for Fannie Mae and Freddie Mac. We are also an approved issuer of securities guaranteed by Ginnie Mae, an FHA-approved lender and a lender/servicer for the VA and the USDA. We are licensed to originate loans in 46 states and the District of Columbia. We are able to purchase and service loans in 49 states and the District of Columbia. Our national presence allows us to build new relationships across the country, growing our scale, and helps to limit geographical concentration in our MSR portfolio.

Production

        Our mortgage production platform was designed to be scalable, low-cost and efficient, while minimizing risk. Our correspondent model and our disciplined strategy are designed to generate long-term outperformance versus the market. Our large network of correspondent sellers allows us to see a large percentage of the mortgage market. We had the opportunity to bid on 26% of the approximately $1.7 trillion of retail and wholesale mortgage loans originated in 2019. Our growing presence in the Consumer Direct channel is designed to enable us to earn attractive margins while defending our MSR portfolio from heightened prepayment rates in a low interest rate environment by identifying mortgage loans that are likely to prepay and offering to refinance them at current rates.

        Our growing presence in the Consumer Direct channel is designed to enable us to achieve attractive margins while maintaining the customer relationships we have fostered by owning MSRs. This retention or recapture of our portfolio has become increasingly important due to heightened prepayment rates in a low interest rate environment. We are able to retain an increasing share of our customers by identifying mortgage loans that are likely to prepay and offering to refinance them at current rates.

        Our production volume predominantly consists of purchase originations (i.e., mortgages originated to purchase a property), which positions us well for future growth. In 2019, 62.8% of our production volume was purchase production, which tends to be more stable from year to year than refinance production, which is more heavily dependent on interest rates. Since inception, purchase production has comprised an average of 67.9% of our total volume. Purchase production volume has increased from $12.0 billion in 2015 to $28.0 billion in 2019 despite fluctuations in refinance volume, which has been driven by changes in interest rates. Our strong purchase platform and forecasted growth in purchase volumes should support expansion in our Correspondent channel.

  Correspondent Channel

        In our Correspondent channel, we purchase residential mortgage loans from a network of independent mortgage originators. We have chosen to pursue growth primarily through the Correspondent channel, which we think provides the most efficient and scalable access to the mortgage market. According to Inside Mortgage Finance, AmeriHome was the second largest correspondent non-bank mortgage producer in the country, with a volume of $52.1 billion and a market share of 6.7% for the twelve months ended June 30, 2020, up from a volume of $1.9 billion and a market share of 0.5% in 2014, respectively. Our Correspondent channel primarily consists of loans that are originated, underwritten and funded by our correspondent sellers and subsequently sold to AmeriHome. The sellers make representations and warranties as to the quality of loan underwriting and compliance with applicable laws and lending regulations, and agree to buy back loans that fail to meet appropriate standards. Before purchasing loans from our correspondent sellers, we review loans for compliance, documentation and loan data to ensure accuracy and salability into the secondary market. We conduct extensive diligence on each correspondent seller prior to making any purchases of loans, and focus on a group of top-tier correspondent sellers with solid financial performance and long track records in the industry. Once we purchase the loans, they are on boarded to our servicing system and pooled and certified to the respective Agency or investor. Our correspondent production represented 96.5% of our mortgage volume for the six months ended June 30, 2020, compared to 98.2% for the six months ended June 30, 2019 and 97.7% for the year ended December 31, 2019, compared to 98.1% for the year ended December 31, 2018.

        We offer our correspondent sellers a consistent bid for a full suite of Agency loan products along with flexible delivery options, including conventional, FHA, VA, and USDA loans. For the delegated underwriting option, the credit decision is made by our correspondent sellers, and the loans are purchased by AmeriHome only after a loan has been closed by the correspondent seller. These sellers make certain representations and warranties to AmeriHome as described above. For the non-delegated underwriting option, AmeriHome makes the credit decision for the seller, and then purchases the loan after the seller has closed it, subject to a reduced set of representations and warranties from the seller.

        While the majority of our current correspondent production is acquired from sellers who use the delegated underwriting option, our non-delegated channel is growing. We believe our non-delegated production line of business, where our profits margins are typically higher than for delegated business, represents a significant opportunity for growth and we continue to focus on expanding it further by solidifying our existing relationships and acquiring new non-delegated sellers.

  Consumer Direct Channel

        Our Consumer Direct channel, which was launched in 2016, originates mortgages directly to homeowners, ultimately selling the underlying mortgage and retaining the servicing rights. Currently, the majority of our consumer direct origination activity is refinancing our existing AmeriHome servicing customers. By proactively offering attractive refinancing terms to existing customers, we can minimize MSR portfolio attrition and build customer loyalty by improving their mortgage experience. We have a dedicated in-house sales and fulfillment team that drives our Consumer Direct channel, targeting further origination revenue at what we believe to be attractive cash margins. Our direct access to real-time data to identify target customers who would benefit from a refinance makes the mortgage recapture process more efficient than acquiring new customers from outside of our portfolio. Our Consumer Direct channel represented 3.5% and 1.8% of our mortgage production volume for the six months ended June 30, 2020 and 2019, respectively, and 2.3% and 1.9% for the years ended December 31, 2019 and 2018, respectively. Pull through adjusted lock volume for this platform totaled $1.1 billion and $0.4 billion for the six months ended June 30, 2020 and 2019, respectively, and $1.1 billion and $0.8 billion for years ended December 31, 2019 and 2018, respectively.

        This Consumer Direct channel utilizes our call center and our origination websites to reach our approximately 400,000 existing servicing customers who may benefit from a new mortgage. Those existing relationships allow us to keep our customer acquisition cost low, as we save the vast majority of the advertising and marketing costs that would be associated with sourcing new customers. Over time, we have expanded our consumer direct platform to allow us to acquire customers whose loans we do not currently service, which represents a significant opportunity for the future growth for our originations business. We expect our funding volume and earnings to continue to improve over time as we build out this platform to facilitate the refinancing of our growing servicing portfolio and to fully enable the acquisition of new customers whose loans we do not currently service.

        The chart below reflects the growth in our servicing portfolio, which we expect to continue to bolster our Consumer Direct channel:

Servicing

        We service residential loans primarily for the GSEs (Fannie Mae and Freddie Mac) and Ginnie Mae, generally earning a contractual fee ranging from 25 to 56.5 basis points of outstanding unpaid principal balance, as well as ancillary income. Servicing mortgage loans involves the collection of principal and interest payments from customers, the administration of tax and insurance escrow accounts, and the collection of insurance claims, in each case on behalf of mortgage loan investors or mortgage loan guarantors, as well as the management of mortgage loans that are delinquent or in foreclosure or bankruptcy.

        We take an asset management approach to servicing. This includes (i) hedging and interest rate risk management, (ii) portfolio surveillance and active portfolio management and (iii) the use of a third-party subservicer, who is subject to our ongoing oversight. Our real-time data surveillance of our MSR portfolio allows us to create in-house models to use in conjunction with third-party models to predict loan prepayments and credit losses, and to simulate interest rate scenarios to estimate cash flows and valuation changes. We further enhance our total return through effective oversight of our subservicing activities, which we believe increases cash collections, and operational efficiencies.

        We outsource certain operational servicing functions to subservicers to better focus on key value-additive aspects of our servicing business, while avoiding the high fixed costs and capital requirements associated with operating a full servicing platform. In this way, we benefit from our subservicers' scale and efficiency, and achieve a more variable servicing cost structure. This allows us to consistently prioritize quality and value over volume. Our subservicing arrangements also reduce our operational risk, as our subservicers absorb the costs of any operational errors. Cenlar, a bank with decades of experience in managing mortgage loans, subservices approximately 99% our mortgage loans.

        As of June 30, 2020, we serviced approximately 400,000 customers with an aggregate UPB of approximately $87.9 billion. During the year ended December 31, 2019, we added $37.8 billion UPB of loans to our MSR portfolio, which contributed approximately 49.9% of our total UPB as of December 31, 2019. During the six months ended June 30, 2020, we added $23.2 billion UPB of loans to our MSR portfolio, which contributed approximately 26.9% of our total UPB as of June 30, 2020.

Our MSR portfolio is highly diversified with 41% government and 59% conventional underlying loans as of June 30, 2020.

Technology, Data and Analytics

        We have invested in our infrastructure and technology platform since inception to enable low-cost production and maximize operational efficiency. We have focused on data and analytics as the most critical and complex component of our foundation. We believe our proprietary systems are highly strategic, create competitive advantages and add significant value, including the ability to organize, understand, analyze, and audit large quantities of information quickly and efficiently. We have four key proprietary products that work in tandem to provide a stable and comprehensive data platform based on one consistent data source: Cronus (data management platform), Magnus (data warehouse), Aspen (loan pricing, hedging and pooling platform), and Nexus (daily profit-and-loss ("P&L") and hedge attribution platform). We created this proprietary technology ecosystem to ensure reporting consistency across business lines, run complex analyses in a flexible manner, and enable high levels of automation.

        We also choose to outsource technology platforms based on the availability of satisfactory products in the market and whether doing so is more capital efficient than building technology in-house. For example, we worked directly with Ellie Mae to facilitate the development of their latest generation correspondent loan origination system, thus securing a contract that provides us access to the industry-leading technology at an efficient cost compared to the industry.

Market Opportunity

  Large, Established and Growing Financial Market

        We operate in one of the largest financial markets in the world. According to the Mortgage Bankers Association, there was approximately $10.7 trillion of residential mortgage debt outstanding in the United States as of December 31, 2019. Despite its large size, our market continues to grow. For the year 2019, total mortgage production volume was $2.1 trillion, representing approximately 26% growth over the prior year. Moreover, the mortgage origination market has averaged $2.0 trillion in annual originations since 2000. As of August 2020, the mortgage rate environment has resulted in a significant portion of mortgages being "in-the-money" to refinance. Even when this healthy supply of production diminishes, additional macroeconomic factors, independent of the rate environment, are expected to contribute to a steady increase in purchase volume over time.

        Although overall market volume can fluctuate due to macroeconomic factors such as interest rates and refinancing activity, there has been a steady increase in purchase volume. Regardless of the interest rate environment, purchase volume growth is expected to continue given prevailing demographic trends. As an example, the average homeownership rate amongst millennials, the largest U.S. population group by generation, was only approximately 38% as of June 30, 2020 based on data from the U.S. Census Bureau. Based on historical figures provided by the Mortgage Bankers Association, purchase volume grew on a compound annual basis of 6.7% from 2009 to 2019. From 2020 to 2021, purchase volumes are expected to increase by 1.7% based on Fannie Mae forecasted estimates. We believe that we are especially well positioned to capitalize on the expected increase in purchase volume through our purchase-focused correspondent business, while our consumer direct platform will benefit from the overall growth in our servicing portfolio.

  Fragmentation of the Mortgage Industry

        Despite the size and attractive growth characteristics, the mortgage industry has become increasingly fragmented and diversified. Prior to the financial crisis, large retail U.S. banks traditionally held the majority of the market share in both mortgage originations and servicing. This trend reversed itself shortly after the global financial crisis, as heightened capital requirements and increased regulatory scrutiny precipitated a decrease in bank participation in the mortgage market and resulted in non-bank market participants seizing a significantly greater market share. The market share of mortgage originations produced by the top five banks (Wells Fargo, J.P. Morgan Chase, Bank of America, U.S. Bank, and Citi) declined from 60% for the year ended December 31, 2010 to 18% for the twelve month period ended June 30, 2020, according to Inside Mortgage Finance.

        Most mortgage transactions start off at the local level, where we believe relationships and advice matter more than brand or scale. A majority of these relationships are between small independent mortgage bankers, realtors, builders and borrowers. Unlike other consumer-facing industries, leaders in the mortgage market do not hold significant market share. Our Correspondent channel allows us to capitalize on this fragmentation, by bringing our scale, efficiency and capital markets access to our large, diverse network of independent correspondent sellers nationwide. We believe there will be ongoing opportunities for our market-leading platform to increase our market share.

Our Strengths

        We believe the following characteristics of our business position us as a leading producer and servicer of residential mortgages in the United States and will allow us to continue to capture market opportunities in the future:

  Track record of consistent and profitable growth

        A core tenet of the AmeriHome Way is to achieve substantial growth without sacrificing profitability. We have generated positive net income at our operating company every month since achieving initial profitability in February 2015. Since then, our production volume has expanded from $18.7 billion in 2015 to $44.4 billion in 2019 and our revenue has grown at a compounded annual growth rate of 45.6%, reaching $418.7 million for the year ended December 31, 2019. Through a focus on disciplined growth, our top-line results have translated into healthy profits, as net income and return on average equity increased from $29.0 million and 15.7% for the year ended December 31, 2015, to $174.5 million and 20.8% for the year ended December 31, 2019. Since the first quarter of 2016, our quarterly trailing-twelve-month ("TTM") return on average equity has been consistent, at an average of 18.1% despite the changes in interest rate and the macroeconomic environment.

  We are a market-leading independent mortgage company with complementary business segments

        We are the second largest non-bank correspondent producer, having purchased over $43.0 billion of mortgage loans in 2019 through our active lending relationships across 47 states. As of June 30, 2020, we retained relationships with approximately 400,000 customers through our servicing portfolio. Our growing Consumer Direct channel allows us to extend the life of those relationships, as well as to add new customers to our platform. We believe our scale, and the operational efficiency that derives from it, is a sustainable competitive advantage for our business.

        Our business pairs our targeted production strategy with an outsourced subservicing approach designed to minimize risk while maximizing profitability. We believe that the synergistic relationship between our Correspondent channel, Consumer Direct channel, and Servicing business that employs a subservicing strategy positions us to increase our scale without substantial expense growth, increasing our margins.

  Purpose-built, automated, and scalable platform drives low costs and margin expansion

        AmeriHome was built to avoid many of the risks and challenges faced by independent mortgage companies during the financial crisis, allowing us to thrive in any economic environment. Our management team's firsthand experience prior to AmeriHome with the limitations of legacy systems and the lack of adequate risk management has shaped our nimble, variable cost strategy that allows us to make business decisions that produce sustainable investment returns and avoid excessive overhead and undisciplined growth that leads to volatile results as market conditions change. We believe that our current platform can support production that is at least double our average volume in 2019. Specifically, we have prioritized our highly scalable Correspondent channel and the use of leading subservicers rather than building our own servicing infrastructure, while utilizing technology platforms that optimize flexibility and efficiency.

        Our investments in our custom-designed technology suite support our low-cost strategy and maximize efficiency. We have best-in-class turnaround times to quickly purchase loans from correspondent sellers, propelled by highly automated processes developed through our proprietary data and analytics platform. We are able to analyze and price over $6.0 billion worth of loans on a daily basis with a median time from bid submission to pricing of approximately 3 minutes.

        The targeted outsourcing of select functions leverages our partners' marginal cost advantages and provides us with optimal operational flexibility while minimizing capital deployment. These various factors combine to drive a low cost platform that will allow us to profitably operate in various market conditions. If margins were to contract, we would be well-positioned to absorb such contraction with a cost to produce that we believe is substantially lower than that of correspondent peers, demonstrating the tangible benefits of our systems. The correspondent business is more scalable than other mortgage origination channels that rely on maintaining a brick-and-mortar retail presence, have high advertising costs, or require higher costs to produce each loan, positioning us for further growth without proportional expansion of headcount or operational costs.

  Unique value proposition to support our continued success

        We have built a diversified business platform capable of providing high quality service to both our correspondent sellers and our servicing customers throughout the mortgage life cycle. Maintaining strong relationships with our network of correspondent lenders supports our purchase production business, while delivering a high-quality servicing experience to our customers throughout their period of homeownership allows for us to acquire their future business through our Consumer Direct channel. We strive to consistently deliver value to both constituencies to maintain our leading position in correspondent production while increasing our returns on the initial purchase of a correspondent mortgage through our consumer direct refinancing efforts.

        We maintain strong, long-term relationships with our network of over 650 correspondent sellers that are often augmented by longstanding relationships between our sellers and the AmeriHome team. Approximately 90% of our correspondents transact with us every quarter, which we believe is among the highest monthly participation rates in the industry. The loyalty of our partners demonstrates the strength of our relationships and the benefits of partnering with AmeriHome.

        Our main tenets to providing value to our correspondent sellers are:

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  Speed:  Superior operational execution in paying sellers quickly for their mortgages reduces their need for increased borrowings and working capital constraints.

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  Platform:  Integrated and client focused approach, which works to make the process of selling us loans simple and seamless.

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  Products:  We are committed to purchasing a broad range of mortgage products that our correspondent sellers can offer to homeowners.

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  Relationships:  We maintain relationships with correspondent sellers who value a long-term, mutually beneficial relationship with certainty of execution and reduced funding times compared to our competitors.

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  Consistency:  We offer our correspondent sellers a consistent presence in the market and reliable pricing across our product lines.

  Our platform was designed to grow and thrive in any market environment

        We were built to succeed in any macroeconomic environment. We believe we are positioned to continue on a path of profitable growth regardless of prevailing market conditions, supported by our efficient operations, strong purchase-focused platform, emerging refinance and portfolio recapture strategy, servicing management and active management of MSRs. In highly competitive environments, our low cost model and selective purchase strategy allow us to maintain profitability despite margin decreases. In markets with less competition, our scalable platform and extensive correspondent network allow us to capture additional volume and expanded margins while maintaining our stringent quality controls.

        Our MSR portfolio and its associated revenue mitigate fluctuations in our production business, providing revenue diversification and recurring cash flows. Our strength in purchase originations should also support our production business in any market environment, while our developing consumer direct platform should allow us to increase refinance and portfolio recapture rates. For the six months ended June 30, 2020 and the year ended December 31, 2019, our purchase volume was $11.8 billion and $27.9 billion, respectively, and our refinance volume was $16.1 billion and $16.5 billion, respectively.

        Our platform is built to support future expansion in volume and product mix, allowing us to pivot efficiently should market conditions change. Our developing non-delegated channel will enhance our ability to react to the evolution of the mortgage and consumer finance markets.

  Experienced, cohesive management team

        Our senior management team has a compelling combination of financial, correspondent, secondary and risk management experience in both bank and non-bank mortgage lending environments. They have an average of 27 years of industry experience and a track record of generating financial and operational improvements. Many members of our senior management team have experience operating within larger, nationally regulated financial institutions. We have experienced zero turnover amongst our 11 founding employees, which serves as a testament to AmeriHome's strong team culture extending beyond the executive suite.

  Our relationships with Athene and Apollo create attractive investment opportunities

        We believe our relationships with Athene, a leading retirement services company that issues, reinsures and acquires retirement savings products, and Apollo, a leading global alternative investment manager, position us to identify investment opportunities that are mutually beneficial. Athene and Apollo look to invest in a portfolio of asset origination platforms and investment teams across a variety of asset classes, of which we are one. These relationships also provide us with elevated access to market insight and investor interest in potential products or investment opportunities. As an asset originator, we are able to work collaboratively by both purchasing and investing with Athene and Apollo, and ultimately sell products that are mutually beneficial.

        We collaborate in evaluating and developing production opportunities to further strengthen our business. In the last four years, we have produced over $1.5 billion of assets for Athene and Apollo, including whole loans and securitizations and believe this ongoing relationship will continue to be a strategic advantage for AmeriHome. While not exclusive, we believe our strategic relationship creates significant competitive advantages. Specifically, we can coordinate on product development, which enables us to incubate and launch new products or channels with the knowledge that there exists an initial source of funding or investor appetite. As of June 30, 2020, Athene had consolidated investments of $163.0 billion, of which residential mortgage loan assets represented $4.7 billion, and Apollo had total assets under management of $413.6 billion, including $300.4 billion of credit and credit-oriented assets under management and $47.4 billion of deployable investment capital.

Our Strategy for Profitable Growth

        Our core business strategy involves generating attractive returns for our equity holders by producing mortgage loans through a low-cost platform and using gains from the sale of such mortgages to originate MSRs at attractive returns. Our objective is to further expand our leading positions in both residential mortgage production and servicing in the United States by growing our existing channels, opportunistically expanding into new channels and products and continuing to drive operational efficiencies.

  Continue expansion of correspondent business by leveraging our strengths and adding relationships

        We have grown our correspondent network from zero sellers in 2014 to over 650 as of June 30, 2020. Continuing to deliver on our strong value proposition will allow us to deepen our existing relationships while attracting additional high-quality loan sellers, expanding our Correspondent channel. Our current market share of correspondent production volumes for the twelve months ended June 30, 2020 is 6.7%, leaving ample room for significant expansion while maintaining price discipline and our high standards. Our scalable, low cost platform will allow us to achieve such growth in any market environment.

        We estimate that we see approximately 26% of all correspondent loans in the industry nationwide that are offered out for bid on a daily basis and win only approximately 10% of the loans on which we bid because of our strict pricing parameters and return hurdles. We have chosen to foster growth through adding high quality counterparties to our network instead of sacrificing price selectivity. We can drive further growth by increasing penetration within our existing network of sellers through continued consistent, efficient execution. Our fulfillment platform currently has capacity to support substantial additional volume without meaningful incremental costs.

        Maintaining a low cost infrastructure is critical to our growth strategy. It enables us to remain competitive in the sector during periods of contracting margins. We believe our efficient core infrastructure allows us to have a lower production cost per loan than almost all of our peers. Our low cost base positions us to expand this channel with minimal capital outlay or run-rate increase in expenses.

  Continued growth and investment in our Consumer Direct channel

        We continue to develop our Consumer Direct channel, launched in 2016, in order to grow our production revenue at attractive cash margins through recapture and new customer acquisition, as well as to defend our MSR portfolio from prepayment-related attrition. We aim to further advance our refinance strategy by capitalizing on our large and growing servicing customer base with low customer acquisition costs. Our significant investment in proprietary technology and data analytics allows us to efficiently identify customers who would benefit from a refinance. Sustained low interest rates will continue to drive heightened refinance activity that we aim to capture through efficient, real-time targeting of existing servicing customers. As we have continued to develop this channel to 2.3% of our 2019 production volume, its high profit margins have grown to contribute 15.8% of our net income.

        In the future, we anticipate that our continued expansion into new customer acquisition will drive further growth in consumer direct originations. Our proprietary technology suite will augment our efforts to attract new customers through an optimized and focused outreach strategy.

  Prudently manage growth in servicing

        As of June 30, 2020, we serviced approximately 400,000 customers with an aggregate UPB of approximately $87.9 billion. For the six months ended June 30, 2020, we added approximately $23.2 billion UPB of net loans to our MSR portfolio. We currently see opportunities to expand our servicing business through the growth of existing origination channels, as well as potentially exploring MSR acquisitions through bulk or other channels if offered on attractive terms.

        Our subservicing strategy and low overhead enable us to view our servicing business objectively. Because we do not bear the costs of a large servicing operation, we can actively manage our servicing assets to maximize profitability to our business and are willing to monetize MSRs. Since inception, we have opportunistically sold 34% of all of our originated MSRs, and have done so above carrying value. Our active hedging strategy allows us to lock in the initial MSR yield without bearing undue interest rate risk. Additionally, our operating servicing revenue has grown from $24.7 million for the year ended December 31, 2015 to $229.0 million for the year ended December 31, 2019.

  Opportunistically evaluate new products and channels

        The residential mortgage market is constantly evolving with technological innovation and changing investor appetite, creating demand for new products. We believe we can successfully expand upon the success of our existing channels, offer new products and target additional customers profitably and with acceptable levels of risk. In addition, our relationship with Athene and Apollo will allow us to evaluate and develop opportunities that may be mutually beneficial.

        Our flexible, scalable platform will allow us to pivot efficiently should market conditions change through our Consumer Direct and non-delegated Correspondent channels. Our relationships with our approximately 400,000 servicing customers provide direct access to a substantial addressable market to launch new products with minimal incremental costs. Our Consumer Direct channel allows us to originate loans with close to zero customer acquisition and marketing cost, which will support any future business or product additions.

        For example, our recent entrance into the non-delegated Correspondent channel provides the necessary framework for future expansion of our product suite to include additional mortgage-related and other consumer finance products. We believe our control of the underwriting process in non-delegated originations will lower the risk of launching new products, ensuring continued loan quality and high standards, even if we choose to expand into credit-sensitive products.

  Continue to optimize business by focusing on operational efficiencies

        As we continue to scale our business, it is imperative that we maintain the same operational discipline that has helped us minimize costs and produce successful returns over the years. We will continue to focus on maintaining our highly efficient cost structure through prudent operational management, utilization of our existing infrastructure, and investments in technology. This will make us more competitive in entering new products and markets, expanding our existing business in all margin and interest rate environments, and optimizing our return on capital in all interest rate environments.

 Recent Developments

COVID-19 Pandemic

        The COVID-19 pandemic introduces unprecedented uncertainty in the economy, including the risk of a significant employment shock and recessionary conditions, with implications for the health and safety of our employees, borrower delinquency rates, servicing advances, origination volumes, the availability of financing, and our overall profitability and liquidity. There is also significant uncertainty related to the response of the federal, state and local governments as well as the Agencies and regulators such as the Federal Housing Finance Agency ("FHFA").

        In response to the COVID-19 pandemic, we quickly implemented a number of initiatives to ensure the safety of our employees. Since late March 2020, more than 90% of our employees have been working from home, and they are not participating in travel or face-to-face meetings that are non-essential. To date, there have not been a material number of COVID-19 illnesses reported for members of the AmeriHome workforce, nor has there been a material impact to the observed productivity of our workforce in the aggregate.

        We believe our business benefits from a strong financial profile that positions us well in the current environment. While the financial markets have demonstrated significant volatility due to the economic impacts of COVID-19, interest rates have fallen to historic lows, resulting in increased mortgage originations and favorable margins. Our flexible, scalable platform and technology-enabled infrastructure have enabled us to respond quickly to the increased market demand, resulting in record levels of purchase and origination volume for AmeriHome. However, the future extent and severity of economic impacts due to COVID-19 are as yet unknown and, as a result of these factors being outside our control, it is possible that our production volumes and margins may decrease in the future.

        As a result of increased volatility in the financial markets and a vastly accelerated rate of policy changes emanating from government agencies, regulators, investors and business counterparties as a result of the COVID-19 emergency, we have undertaken some notable steps to position our platform for continued success. We have:

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  Materially increased our cash position;

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  Reduced the holding period between the purchase and sale of loans, in particular those sold to the GSEs, thus minimizing exposure to loans electing to go into forbearance prior to sale and lowering the amount of working capital tied up in loan inventories;

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  Begun negotiating for multiple new or increased lending facilities secured by servicing advances;

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  Increased the minimum FICO score required for government insured loans we purchase; and

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  Made multiple adjustments to the terms offered and the relative pricing of various purchase commitment types, in order to optimize the mix of same and reduce our exposure to market and counterparty volatility.

        In response to COVID-19, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was signed into law, allowing borrowers affected by COVID-19 to request temporary loan forbearance for federally backed mortgage loans. As of August 31, 2020, approximately 29,291 AmeriHome loans were enrolled in forbearance plans, which represents approximately 7.2% of the loans in our total servicing portfolio.

        As a servicer, we are required to advance principal and interest to the investor for up to four months on GSE backed mortgages and longer on other government agency backed mortgages on behalf of borrowers who have entered a forbearance plan. We are able to utilize funds from prepayments and mortgage pay-offs from other borrowers to fund these principal and interest advances prior to remitting those funds to the agencies. To date, we have successfully utilized such prepayments and mortgage payoffs from other borrowers to fund principal and interest advances relating to forborne loans, and have not advanced material amounts of principal or interest associated with forbearances.

        However, these advance requirements could become significant at higher levels of forbearance, and our obligation to advance tax and insurance payments that borrowers miss may become significant over time as well. Regardless, we believe we are very well-positioned in terms of our liquidity. As of August 31, 2020, we had $508 million of unrestricted cash and $10 million in undrawn lines of credit. These amounts represent material excess liquidity relative to our financial covenants and relative to the Company's historical levels (for example, as of December 31, 2019 unrestricted cash totaled approximately $94 million). Additionally, in August 2020, we closed a new $100 million servicing advance facility, and we are in ongoing discussions with our lending partners around additional advance financing to further supplement our liquidity should the need arise.

        Although the forbearance activity noted above has not yet had a material impact on our cash flows, we expect servicing advances to grow over time and believe they could become material. Actual servicing advances will be driven by the number of borrowers entering into forbearance plans, the amount of time borrowers spend in the forbearance plans (most have the ability to extend forbearance plans for up to one year), and the level of successful resolution of forborne amounts at the end of forbearance periods, all of which will be impacted by the pace at which the economy recovers from the COVID-19 pandemic.

        Protecting our cash position and maintaining sufficient liquidity is a top priority. We maintain diversified liquidity sources to allow us to fund our loan origination business, manage our day-to-day operations and protect us against foreseeable market risks. Consistent with our standard financing and liquidity risk management practices, we typically maintain material excess financing capacity relative to our origination volumes. Therefore, in 2020 we did not require any increases in financing capacity to accommodate our increased origination volume. We will continue to evaluate and pursue additional loan funding capacity to fund our origination volumes as needed.

Summary Risks Associated with Our Business

        An investment in our common stock involves numerous risks described in "Risk Factors" and elsewhere in this prospectus. You should carefully consider these risks before making a decision to invest in our common stock. Key risks include, but are not limited to, the following:

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  the spread of the COVID-19 outbreak and severe disruptions in the U.S. and global economy and financial markets it has caused;

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  our reliance on borrowing facilities to fund mortgage loans and otherwise operate our business;

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  the requirement to repurchase mortgage loans or indemnify investors if we or our correspondent sellers breach representations and warranties;

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  interest rate fluctuations that could decrease our results of operations;

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  disruptions in the MBS, mortgage, real estate and financial markets;

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  we operate in a highly regulated industry with continually changing federal, state and local laws and regulations;

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  changes in Agency regulations or guidelines;

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  the failure of our subservicers to effectively service our portfolio of MSRs;

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  counterparty risk;

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  competition for mortgage assets that may limit the availability of desirable originations and acquisitions;

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  reduced disclosure requirements related to our status as an emerging growth company; and

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  the other factors discussed under "Risk Factors" beginning on page 27.

Emerging Growth Company Status

        We are an "emerging growth company," as defined in the JOBS Act and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including, but not limited to: (1) presenting only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure in this prospectus; (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002; (3) having reduced disclosure obligations regarding executive compensation in our periodic reports and proxy or information statements; being exempt from the requirements to hold a non-binding advisory vote on executive compensation or seek stockholder approval of any golden parachute payments not previously approved; and (4) not being required to adopt certain accounting standards until those standards would otherwise apply to private companies.

        Although we are still evaluating our options under the JOBS Act, we may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an "emerging growth company" and thus the level of information we provide may be different than that of other public companies. If we do take advantage of any of these exemptions, some investors may find our securities less attractive, which could result in a less active trading market for our Class A common stock, and the price of our Class A common stock may be more volatile. As an "emerging growth company" under the JOBS Act, we are permitted to delay the adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We are electing to take advantage of such extended transition period, and as a result, we will not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable.

        We could remain an "emerging growth company" until the earliest to occur of:

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  the last day of the year following the fifth anniversary of this offering;

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  the last day of the first year in which our annual gross revenues exceed an amount specified by regulation (currently $1.07 billion);

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  the day we are deemed to be a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second quarter of such year; and

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  the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period.

Summary of the Transactions

        AmeriHome, Inc., a Delaware corporation, was formed on August 6, 2020 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering and the Transactions, all of our business operations have been conducted through Aris Holding and its direct and indirect subsidiaries and the only owners of Aris Holding are certain of our current and former officers and directors and A-A Mortgage.

        We will consummate the following organizational transactions in connection with this offering:

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  we will amend and restate the existing limited liability company agreement of Aris Holding, to, among other things, (i) recapitalize all existing capital interests in Aris Holding into                         LLC Interests and (ii) appoint AmeriHome, Inc. as the sole managing member of Aris Holding;

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  we will amend and restate AmeriHome, Inc.'s certificate of incorporation to, among other things, provide for (i) Class A common stock and Class B common stock, with each share of our Class A common stock and Class B common stock entitling its holders to one vote per share on all matters presented to our stockholders generally, (ii) the issuance of             shares of our Class A common stock to certain current and former employees and directors in connection with the settlement of profit units that are expected to vest upon the consummation of this offering and grants to be made to certain members of senior management under transaction bonus agreements upon the consummation of this offering and (iii) the issuance of shares of our Class B common stock to A-A Mortgage;

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  A-A Mortgage will distribute                         LLC Interests to the Existing Equity Owners;

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  we will issue            shares of our Class A common stock to the purchasers in this offering (or shares if the underwriters exercise their option in full to purchase additional shares of Class A common stock) in exchange for net proceeds herefrom of approximately $            (or approximately $            if the underwriters exercise in full their option to purchase additional shares of Class A common stock), based upon an assumed initial public offering price of $            per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), less the underwriting discounts and commissions and estimated offering expenses payable by us;

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  we will use the net proceeds from this offering to (i) purchase                newly-issued LLC Interests (or LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) which proceeds will be paid to Aris Holding at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions and estimated offering expenses payable by us and (ii)  purchase                 LLC Interests which proceeds will be paid to the Existing Equity Owners at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions and estimated offering expenses payable by us;

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  Aris Holding intends to use the net proceeds from the sale of newly-issued LLC Interests to AmeriHome, Inc. for general corporate purposes;

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  AmeriHome, Inc., Aris Holding and A-A Mortgage will enter into an exchange agreement (the "Exchange Agreement") under which A-A Mortgage (or certain permitted transferees thereof) will have the right, subject to the terms of the Exchange Agreement, to exchange its LLC Interests, together with a corresponding number of shares of Class B common stock, for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions;

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  AmeriHome, Inc. and A-A Mortgage will enter into a tax receivable agreement (the "Tax Receivable Agreement") that will provide for the payment by us to A-A Mortgage (or certain permitted transferees thereof) of 90% of the tax benefits, if any, that we are deemed to realize under certain circumstances as a result of (i) increases in tax basis resulting from exchanges or acquisitions of LLC Interests (including as part of the Transactions or under the Exchange Agreement) (ii) allocations that result from the application of the principles of Section 704(c) of the Code in respect of certain of our assets, and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement; and

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  AmeriHome, Inc. and Aris Holding will enter into a registration rights agreement (the "Registration Rights Agreement") and a stockholders agreement (the "Stockholders Agreement") with A-A Mortgage.

        We collectively refer to the foregoing organizational transactions as the "Transactions."

        Immediately following the consummation of the Transactions (including this offering):

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  AmeriHome, Inc. will be a holding company and its principal asset will be the limited liability company interests it purchases or acquires from Aris Holding and the Existing Equity Owners;

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  AmeriHome, Inc. will be the sole managing member of Aris Holding and will control the business and affairs of Aris Holding and its subsidiaries;

  •
  AmeriHome, Inc. will own                         LLC Interests, representing approximately        % of the economic interest in the business of Aris Holding (or                         LLC Interests, representing approximately        % of the economic interest in the business of Aris Holding if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

  •
  A-A Mortgage will own (i)                           LLC Interests, representing approximately        % of the economic interest in the business of Aris Holding (or                         LLC Interests, representing approximately        % of the economic interest in the business of Aris Holding if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii)              shares of Class B common stock of AmeriHome, Inc., representing approximately         % of the combined voting power of all of AmeriHome, Inc.'s common stock (or             shares of Class B common stock, representing approximately        % of the combined voting power of all of AmeriHome, Inc.'s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

  •
  Certain current and former employees and directors will own (i)              shares of Class A common stock of AmeriHome, Inc., representing approximately        % of the combined voting power of all of AmeriHome, Inc.'s common stock (or             shares of Class A common stock, representing approximately        % of the combined voting power of all of AmeriHome, Inc.'s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) indirectly through AmeriHome, Inc.'s ownership of LLC Interests, approximately        % of the economic interest in the business of Aris Holding;

  •
  The purchasers in this offering will own (i)              shares of Class A common stock of AmeriHome, Inc., representing approximately        % of the combined voting power of all of AmeriHome, Inc.'s common stock (or shares of Class A common stock, representing approximately        % of the combined voting power of all of AmeriHome, Inc.'s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) indirectly through AmeriHome, Inc.'s ownership of LLC Interests, approximately        % of the economic interest in the business of Aris Holding.

        The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

[Org Chart to Come]

        For additional information regarding the Transactions, see "Our Organizational Structure."

 Corporate Information

        AmeriHome, Inc. is a private company incorporated under the laws of Delaware. In connection with the closing of this offering, AmeriHome, Inc. and Aris Holding will consummate the Transactions, as described in "Our Organizational Structure." As a result of the Transactions, AmeriHome, Inc. will be (i) a holding company, with its principal asset consisting of limited liability company interests of Aris Holding and (ii) the sole managing member of Aris Holding and will control the business and affairs of Aris Holding and its subsidiaries. See "Our Organizational Structure" included elsewhere in this prospectus.

        Our principal executive offices are located at 1 Baxter Way, Thousand Oaks, California 91362, and our telephone number is (888) 469-0810. Our Internet website address is www.amerihome.com, and the information contained on, or accessible from, or hyperlinked to, our website is not part of this prospectus by reference or otherwise.

The Offering

Class A Common Stock Offered By Us

                        shares of our Class A common stock (or                shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Underwriters' Option to Purchase Additional Shares of Class A Common Stock

        We have granted the underwriters a 30-day option to purchase up to                shares of Class A common stock from us at the initial public offering price less the underwriting discounts and commissions.

Class A Common Stock to be Outstanding After this Offering

                        shares of Class A common stock (                shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Class B Common Stock to be Outstanding After this Offering

                        shares of Class B common stock (                shares of Class B common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

LLC Interests to be Held by Us Immediately After this Offering

                        LLC Interests (                LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

LLC Interests to be Held by A-A Mortgage Immediately After this Offering

                        LLC Interests (                LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Ratio of Shares of Class A Common Stock to LLC Interests

        Our amended and restated certificate of incorporation and the Aris Holding LLC Agreement will require that we and Aris Holding at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Interests owned by us, except as otherwise determined by us.

Ratio of Shares of Class B Common Stock to LLC Interests

        Our amended and restated certificate of incorporation and the Aris Holding LLC Agreement will require that we and Aris Holding at all times maintain a one-to-one ratio between the number of shares of Class B common stock owned by A-A Mortgage and its permitted transferees and the number of LLC Interests owned by A-A Mortgage and its permitted transferees, except as otherwise determined by us.

Permitted Holders of Shares of Class B Common Stock

        Only A-A Mortgage and its permitted transferees of Class B common stock as described in this prospectus will be permitted to hold shares of our Class B common stock. Shares of Class B common stock are exchangable for shares of Class A common stock only together with an equal number of LLC Interests. See "Certain Relationships and Related Party Transactions—Aris Holding LLC Agreement."

Voting Rights

        Shares of our common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, except as otherwise required by law or our amended and restated certificate of incorporation. Each share of our Class A common stock entitles its holders to one vote per share and each share of our Class B common stock entitles its holders to one vote per share on all matters presented to our stockholders generally. See "Description of Capital Stock."

Exchange Agreement

        We, Aris Holding and A-A Mortgage will enter into the Exchange Agreement substantially concurrently with the consummation of this offering under which A-A Mortgage (or certain permitted transferees thereof) will have the right, subject to the terms of the Exchange Agreement, to exchange its LLC Interests, together with a corresponding number of shares of Class B common stock, for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. As a holder exchanges LLC Interests and Class B common stock for shares of Class A common stock, the number of LLC Interests held by AmeriHome Inc. is correspondingly increased as it acquires the exchanged LLC Interests, and a corresponding number of shares of Class B common stock are cancelled. See "Certain Relationships and Related Party Transactions—Exchange Agreement."

Tax Receivable Agreement

        We will enter into a Tax Receivable Agreement with A-A Mortgage that will provide for the payment by us to A-A Mortgage (or certain permitted transferees thereof) of 90% of the tax benefits, if any, that we are deemed to realize under certain circumstances as a result of (i) increases in tax basis resulting from exchanges or acquisitions of LLC Interests (including as part of the Transactions or under the Exchange Agreement), (ii) allocations that result from the application of the principles of Section 704(c) in respect of certain of our assets, and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Use of Proceeds

        We estimate that the net proceeds to us from this offering will be approximately $            after deducting the underwriting discounts and commissions and our other estimated offering expenses (assuming an initial public offering price of $            per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus). If the underwriters exercise in full their option to purchase additional shares of Class A common stock from us, we estimate the net proceeds to us will be approximately $            .

        We intend to use the net proceeds from this offering for general corporate purposes. For additional information, see "Use of Proceeds."

Listing

        We intend to apply to list our Class A common stock on the                under the symbol "            ."

Dividend Policy

        We currently intend to retain all of our earnings, and therefore, we do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future following the consummation of this offering. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Any determination to declare and pay cash dividends will be at the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, liquidity, contractual restrictions, general business conditions and such other factors as our board of directors deems relevant. In addition, our existing indebtedness may restrict our ability to pay dividends. For additional information, see "Dividend Policy."

Controlled Company

        Following this offering, we will be a "controlled company" within the meaning of the corporate governance rules of                the                 . We intend to rely upon the "controlled company" exception relating to the board of directors and committee independence requirements under the listing rules of the             . Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of independent directors and that our compensation committee and nominating and corporate governance committee be composed entirely of independent directors. See "Management—Controlled Company."

Registration Rights Agreement

        We intend to enter into a Registration Rights Agreement with A-A Mortgage. The Registration Rights Agreement will provide A-A Mortgage with certain demand registration rights, including shelf registration rights, in respect of any of our Class A common stock held by them (upon conversion of Class B common stock and LLC Interests held by them), subject to certain conditions. In addition, in the event that we register additional Class A common stock for sale to the public following the completion of this offering, we will be required to give notice to A-A Mortgage of our intention to effect such a registration, and, subject to certain limitations, include Class A common stock held by them (upon conversion of Class B common stock and LLC Interests held by them) in such registration.

Common Stock Outstanding

        The number of shares of common stock to be outstanding after this offering excludes                shares of Class A common stock that will be available for future issuance under our equity incentive plan, which will become effective on the date of this prospectus.

 Summary Historical Financial and Operating Data

        The following table sets forth our predecessor Aris Mortgage Holding Company, LLC's summary historical financial and operating data as of the dates and for the periods indicated. The summary historical financial and operating data as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018 have been derived from our predecessor Aris Mortgage Holding Company, LLC's audited consolidated financial statements included elsewhere in this prospectus. The summary historical financial and operating data as of June 30, 2020 and 2019 and for the six months ended June 30, 2020 and 2019 have been derived from our predecessor Aris Mortgage Holding Company, LLC's unaudited consolidated financial statements included elsewhere in this prospectus. See "Presentation of Financial Information."

        The summary historical financial information is not necessarily indicative of the results that may be expected in any future period, and our results of operations for any interim period are not necessarily indicative of the results to be expected for the full year. The following summary historical financial and operating data should be read in conjunction with "Capitalization," "Selected Historical Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes appearing elsewhere in this prospectus. The following summary does not give effect to the Transactions.

Statement of Income Data

	Six months ended June 30,		Year ended December 31,
	2020	2019	2019	2018
	(unaudited)		(audited)
	(Amounts in thousands)
Revenues
Net gains on loans held for sale	$339,027	$84,497	$229,239	$82,376
Net loan servicing revenue	39,858	74,138	71,052	129,453
Loan acquisition and origination revenue	40,664	31,238	71,783	60,159
Other income	12,871	24,729	37,546	53,804
Net interest income (expense)	9,615	3,707	9,090	(345)

Total net revenues	442,035	218,309	418,710	325,447
Expenses
Compensation	85,999	53,174	108,208	94,191
Loan servicing	37,294	26,141	60,103	58,748
Loan acquisition and origination	16,087	12,783	27,971	24,097
Other expenses	27,660	23,557	47,903	43,441

Total expenses	167,040	115,655	244,185	220,477

Net income	$274,995	$102,654	$174,525	$104,970

Balance Sheet Data

	June 30,		December 31,
	2020	2019	2019	2018
	(unaudited)		(audited)
	(Amounts in thousands)
Assets
Cash	$501,374	$78,338	$93,581	$70,111
Loans held for sale	1,902,953	2,164,830	2,648,609	1,714,066
Mortgage servicing rights	736,657	747,168	893,193	754,940
Servicing advances, net	35,085	17,929	50,326	31,040
Other assets	897,680	392,373	525,524	298,934

Total assets	$4,073,749	$3,400,638	$4,211,233	$2,869,091

Liabilities and member's equity
Borrowings	$2,119,229	$2,269,536	$2,856,742	$1,870,595
Other liabilities	790,204	313,281	464,757	211,472

Total liabilities	2,909,433	2,582,817	3,321,499	2,082,067
Member's equity	1,164,316	817,821	889,734	787,024

Total liabilities and member's equity	$4,073,749	$3,400,638	$4,211,233	$2,869,091

RISK FACTORS

        Any investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to invest in our Class A common stock. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially and adversely affect our business. If any of those risks actually occurs, our business, financial condition, cash flows, liquidity and results of operations would suffer. Consequently, the trading price of shares of our Class A common stock could decline and you could lose all or a portion of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See "Special Note Regarding Forward-Looking Statements" in this prospectus.

Risks Related to Our Business

General Business Risks

The current outbreak of the novel coronavirus ("COVID-19"), or the future outbreak of any other highly infectious or contagious diseases, has caused, and will continue to cause, disruption to our business, liquidity, financial condition and results of operations. Further, the spread of the COVID-19 outbreak has caused severe disruptions in the U.S. and global economy and financial markets and could potentially create widespread business continuity issues of an as yet unknown magnitude and duration.

        In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in Wuhan, China. COVID-19 has since spread to over 100 countries, including every state in the United States. On March 11, 2020 the World Health Organization declared COVID-19 a pandemic, and on March 13, 2020 the United States declared a national emergency with respect to COVID-19.

        The outbreak of COVID-19 has severely impacted global economic activity and caused significant volatility and negative pressure in financial markets. The global impact of the outbreak has been rapidly evolving and many countries, including the United States, have reacted by instituting quarantines, mandating business and school closures and restricting travel. Many experts predict that the outbreak will trigger a period of global economic slowdown or a global recession. COVID-19 or another pandemic could have material and adverse effects on our ability to successfully operate due to, among other factors:

  •
  a general decline in business activity;

  •
  negatively impacting demand for our mortgage loan products, as well as borrowers' ability to fulfill their loan obligations leading to an increase in delinquency rates, which could have a significant impact on the value of our mortgage assets;

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  the requirement for us to advance material amounts of cash for delinquent principal, interest, taxes, and insurance typically paid by borrowers, which may not be reimbursed for an extended period of time;

  •
  the negative impact of incurring elevated subservicing fees, and the costs of preserving and liquidating defaulted properties, as a result of increased serious delinquencies and defaults;

  •
  the destabilization of the real estate and mortgage markets, which could negatively impact fair value of our assets, reduce our loan production volume, reduce the profitability of servicing mortgages or adversely affect our ability to sell mortgage loans;

  •
  difficulty accessing the capital markets on attractive terms, or at all, and a severe disruption and instability in the global financial markets, including the MBS market, or deteriorations in credit and financing conditions which could affect our access to capital necessary to fund business operations or address maturing liabilities on a timely basis;

  •
  difficulty of our subservicers to effectively service our portfolio of MSRs and mortgage loans, including collecting principal, interest and escrow account payments, with respect to mortgage loans;

  •
  the inability to promptly foreclose on defaulted mortgage loans and liquidate the underlying real property due to the rapidly changing regulatory and administrative climate, including the suspension of foreclosures and evictions as mandated by governmental bodies;

  •
  the potential negative impact on the health of our highly qualified personnel, in particular skilled managers, loan servicers, debt default specialists and underwriters, especially if a significant number of them are impacted; and

  •
  a deterioration in our ability to ensure business continuity during a disruption.

        The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 presents material uncertainty which has negatively impacted our business liquidity, financial condition and results of operations.

Our business relies on our borrowing facilities to fund mortgage loans and otherwise operate our business. If one or more of such facilities are terminated, we may be unable to find replacement financing at commercially favorable terms, or at all, which could be detrimental to our business.

        We currently fund substantially all of the MSRs and mortgage loans we close through borrowings under our borrowing facilities and with funds generated by our operations. Our borrowings are in turn generally repaid with the proceeds we receive from mortgage loan sales. We are currently, and may in the future continue to be, dependent upon a handful of lenders to provide the primary funding facilities for our loans. In the event that any of our loan funding facilities is terminated or is not renewed, or if the principal amount that may be drawn under our funding agreements that provide for immediate funding at closing were to significantly decrease, we may be unable to find replacement financing on commercially favorable terms, or at all, which could be detrimental to our business.

        Our ability to refinance existing debt and borrow additional funds is affected by a variety of factors, including:

  •
  restrictive covenants and borrowing conditions in our existing or future borrowing facilities that may limit our ability to raise additional debt;

  •
  a decline in the liquidity in the credit markets;

  •
  prevailing interest rates;

  •
  the financial strength of the lenders we borrow from;

  •
  the decisions of lenders from whom we borrow to reduce their exposure to mortgage loans; and

  •
  accounting changes that impact the calculations of covenants in our debt agreements.

        If we are unable to refinance our existing debt or borrow additional funds due to any of the foregoing or other factors, our ability to maintain or grow our business could be limited. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

We may be required to repurchase mortgage loans or indemnify investors if we or our correspondent sellers breach representations and warranties.

        When we sell loans, we are required to make customary representations and warranties about such loans to the loan purchaser. If a mortgage loan does not comply with the representations and warranties that we made with respect to it at the time of its sale, we could be required to repurchase the loan, replace it with a substitute loan and/or indemnify secondary market purchasers for losses.

        As part of our correspondent production activities, we re-underwrite a percentage of the loans that we acquire, to ensure quality underwriting by our correspondent sellers, accurate third-party appraisals, and strict compliance with the representations and warranties that we require from our correspondent sellers and that are required from us by our investors. No assurance can be given that the re-underwriting of a sample population of loans will identify any and all underwriting and regulatory compliance issues related to such loans or to any of the other loans we acquire from correspondent sellers. In our retail origination activities, we underwrite each loan prior to funding and attempt to comply with applicable investor guidelines. However, no assurance can be given that such underwriting will result in all cases with loans that fully comply with such guidelines, and state or federal law.

        In the event of a breach of any representations or warranties we make to purchasers, insurers or investors, we believe, based on our experience, that in a majority of cases, for correspondent originated loans acquired using the "delegated underwriting" option, we will have recourse to the correspondent seller that sold the mortgage loans to us and breached similar or other representations and warranties. Although we believe we will have the right to seek a recovery of related repurchase losses from that correspondent seller, we cannot assure you that this will always be the case. For correspondent loans where we do the underwriting, referred to as the "non-delegated underwriting" option, our ability to seek a recovery of repurchase and other losses from correspondent sellers is more limited.

        In addition to the customary representations and warranties we make, the documents governing our securitized pools of loans and our contracts with certain purchasers of our whole loans contain additional provisions that require us to indemnify or repurchase the related loans under certain circumstances. While our contracts vary, they contain provisions that require us to repurchase loans if the borrower fails to make loan payments due to the purchaser on a timely basis in the first few months after we sell the loan. We have been and continue to be subject to repurchase claims from investors for various reasons, and will continue to be subject to such claims in the future. If we are required to indemnify or repurchase loans that we have sold or securitized, or will sell or securitize in the future, and this results in losses that exceed our reserve, such occurrence could have a material adverse effect on our business, financial condition and results of operations.

        Our residential mortgage loan sale agreements may require us to repurchase or substitute loans or indemnify the purchaser against future losses in the event we breach a representation or warranty given to the loan purchaser or in the event of an early payment default on a mortgage loan. In some cases, the recourse available to the purchaser or insurer of our mortgage loan may be broader than those available to us against the originator or correspondent seller from whom we purchased the loan. If that purchaser or insurer enforces its remedies against us, we may not have the contractual ability to enforce remedies against the seller of that loan. In other cases, the correspondent seller may be unable or unwilling to repurchase a loan for which we do have contractual recourse. Regardless, the repurchased loan typically can only be financed at a steep discount to its repurchase price, if at all, and can generally be sold only at a discount to the unpaid principal balance, which in some cases can be significant. Significant repurchase activity on retail originated loans or on correspondent loans without offsetting recourse to a counterparty that we purchased the loan from could materially and adversely affect our business, financial condition, liquidity and results of operations.

We are subject to counterparty risk and may be unable to seek indemnity from, or require our correspondent counterparties or sellers to repurchase mortgage loans if they breach representations and warranties, which could cause us to suffer losses.

        When we purchase mortgage assets, our correspondent counterparty or seller typically makes customary representations and warranties to us about such assets. Our residential mortgage loan purchase agreements may entitle us to seek indemnity or demand repurchase or substitution of the loans in the event our counterparty breaches such a representation or warranty. However, there can be no assurance that our mortgage loan purchase agreements will contain appropriate representations and warranties, that we will be able to enforce our contractual right to demand repurchase or substitution, or that our counterparty will remain solvent or otherwise be willing and able to honor its obligations under our mortgage loan purchase agreements. Our inability to obtain indemnity or enforce repurchase obligations of counterparties and sellers for a significant number of loans could materially and adversely affect our business, financial condition, liquidity and results of operations.

We are required to make servicing advances that can be subject to delays in recovery or may not be recoverable in certain circumstances, which could adversely affect our business, financial condition, liquidity and results of operations.

        During any period in which a borrower is not making payments, we are required under most of our servicing agreements in respect of our loans to advance our own funds to pass through scheduled principal and interest payments to security holders of the MBS or whole loans into which the loans are sold, pay property taxes and insurance premiums, legal expenses and other protective advances. We also advance funds under these agreements to maintain, repair and market real estate properties on behalf of investors. In certain situations, our contractual obligations may require us to make advances for which we may not be reimbursed. If a mortgage loan serviced by us is in default or becomes delinquent, the repayment to us of the advance may be delayed until the mortgage loan is repaid or refinanced or a liquidation occurs. When a relatively young MSR portfolio such as ours ages, it is expected that the percentage of delinquent loans will typically increase and the amount of advances that are required and become outstanding in connection with such loans will increase in the aggregate. This increase in advances could have a material adverse effect on our business, financial condition, liquidity and results of operations.

        In response to COVID-19, on March 27, 2020, the CARES Act was signed into law, allowing borrowers affected by COVID-19 to request temporary loan forbearance for federally backed mortgage loans. Nevertheless, servicers of mortgage loans are contractually bound to advance monthly payments to investors, insurers and taxing authorities regardless of whether the borrower actually makes those payments. We expect, however, that such payments may continue to increase throughout the duration of the pandemic. While the GSEs recently issued guidance limiting the number of payments a servicer must advance in the case of a forbearance, we expect that a borrower who has experienced a loss of employment or a reduction of income may not repay the forborne payments at the end of the forbearance period. Additionally, we are prohibited from collecting certain servicing related fees, such as late fees, and initiating foreclosure proceedings. As of August 31, 2020, approximately 29,291 AmeriHome loans were enrolled in forbearance plans, which represents approximately 7.2% of the loans in our total servicing portfolio. We have so far successfully utilized other prepayments and mortgage payoffs to fund principal and interest advances relating to forborne loans, and have not advanced material amounts of principal or interest associated with forbearances. But, there is no assurance that we will be successful in doing so in the coming months and we will ultimately have to replace such funds to make payments in respect of such prepayments and mortgage payoffs. As a result, we may have to use our cash, including borrowings under our debt agreements, to make the payments required under our servicing operation.

        In addition, multiple forbearance programs, moratoria of foreclosure and eviction and other requirements to assist borrowers enduring financial hardship due to COVID-19 are being issued by states, agencies and regulators. These measures could stay in place for an extended period of time. If we are unable to comply with, or face allegations that we are in breach of, applicable laws, regulations or other requirements, we may face regulatory action, including fines, penalties, and restrictions on our business. In addition, we could face litigation and reputational damage.

Competition for mortgage assets may limit the availability of desirable originations, acquisitions and result in reduced risk-adjusted returns and adversely affect our business, financial condition, liquidity and results of operations.

        We face substantial competition in originating and acquiring attractive assets, both in our loan origination activities and our correspondent production activities. The competition for mortgage loan assets may compress margins and reduce yields, making it difficult for us to acquire assets with attractive risk-adjusted returns. There can be no assurance that we will be able to successfully maintain returns, transition from assets producing lower returns into investments that produce better returns, or that we will not seek investments with greater risk to obtain the same level of returns. Any or all of these factors could cause the profitability of our operations to decline substantially and have a material adverse effect on our business, financial condition, liquidity and results of operations.

        In addition, the financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial and lending institutions to better serve clients and reduce costs. We may not be able to effectively implement new technology-driven products and services as quickly as competitors or be successful in marketing these products and services to our correspondent sellers and consumers. Failure to successfully keep pace with technological change affecting the financial services industry could harm our ability to attract clients and adversely affect our results of operations, financial condition and liquidity.

        Our profitability depends, in part, on our ability to continue to acquire our targeted mortgage assets at favorable prices. We compete with mortgage REITs, specialty finance companies, private funds, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, depository institutions, governmental bodies and other entities, many of which focus on acquiring mortgage assets. Many of our competitors also have competitive advantages over us, including size, financial strength, access to capital, cost of funds, federal pre-emption and higher risk tolerance. Competition may result in fewer acquisitions, higher prices, acceptance of greater risk, lower yields and a narrower spread of yields over our financing costs.

We may not be able to continue to grow our loan origination business or effectively manage significant increases in our loan production volume, both of which could negatively affect our reputation and business, financial condition and results of operations.

        Our mortgage loan origination business consists of providing purchase money loans to homebuyers and refinancing existing loans. The origination of purchase money mortgage loans is greatly influenced by traditional business clients in the home buying process such as realtors and builders. As a result, our ability to secure relationships with such traditional business clients will influence our ability to grow our loan origination business. Our loan origination business also operates through third-party mortgage professionals who do business with us on a best efforts basis, i.e., they are not contractually obligated to do business with us. Further, our competitors also have relationships with these brokers and actively compete with us in our efforts to expand our broker networks. Accordingly, we may not be successful in maintaining our existing relationships or expanding our broker networks. Our Correspondent and Consumer Direct channel are also subject to overall market factors that can impact our ability to grow our loan production volume. For example, increased competition from new and existing market participants, reductions in the overall level of refinancing activity or slow growth in the level of new home purchase activity can impact our ability to continue to grow our loan production volumes, and we may be forced to accept lower margins in our respective businesses in order to continue to compete and keep our volume of activity consistent with past or projected levels. If we are unable to continue to grow our loan origination business, this could adversely affect our business, financial condition and results of operation.

        On the other hand, we may experience significant growth in our mortgage loan volume and MSRs. If we do not effectively manage our growth, the quality of our services could suffer, which could negatively affect our reputation and business, financial condition and results of operations.

The industry in which we operate is highly competitive, and is likely to become more competitive, which could adversely affect us.

        We operate in a highly competitive industry that could become even more competitive as a result of economic, legislative, regulatory and technological changes. Non-banks of various sizes and types are becoming increasingly competitive in the acquisition of newly originated mortgage loans and servicing rights. Many banks and large savings institutions have significantly greater resources or access to capital than we do, as well as a lower cost of funds. Additionally, some of our existing and potential competitors may decide to modify their business models to compete more directly with our correspondent production business. For example, non-bank loan servicers may try to leverage their servicing operations to develop or expand a correspondent production business. Since the withdrawal of a number of large participants from the mortgage markets following the financial crisis in 2007, non-bank participants have become more active in these markets. As more non-bank entities enter these markets, or if more of the large commercial banks decide to get aggressive in the mortgage space once again, our correspondent production activities may generate lower volumes and/or margins. Accordingly, our inability to compete successfully or a material decrease in profit margins resulting from increased competition could adversely affect our business, financial condition, liquidity and results of operations.

We depend on our ability to acquire loans and sell the resulting MBS in the secondary markets on favorable terms in our production activities. If our ability is to acquire and sell is impaired, this could subject us to increased risk of loss.

        In our production activities, we acquire newly originated loans, including jumbo loans, from mortgage lenders and sell or securitize those loans to or through the Agencies or other third-party investors. We also sell the resulting securities into the MBS markets. However, there can be no assurance that we will continue to be successful in operating this business or that we will continue to be able to capitalize on these opportunities on favorable terms or at all. In particular, we have committed, and expect to continue to commit, capital and other resources to this operation. However, we may not be able to continue to source sufficient loan acquisition opportunities to justify the expenditure of such capital and other resources. In the event that we are unable to continue to source sufficient opportunities for this operation, there can be no assurance that we would be able to acquire such assets on favorable terms or at all, or that such loans, if acquired, would be profitable to us. In addition, we may be unable to finance the acquisition of these loans or may be unable to sell the resulting MBS in the secondary mortgage market on favorable terms or at all. We are also subject to the risk that the fair value of the acquired loans may decrease prior to their disposition either due to changes in market conditions, the delinquencies of our mortgage loans or a change in the condition of the underlying mortgage property. The occurrence of any one or more of these risks could adversely impact our business, financial condition, liquidity and results of operations.

The success and growth of our production and servicing activities will depend, in part, upon our ability to adapt to and implement technological changes.

        The production process and our servicing platform are becoming more dependent upon technological advancement and depends, in part, upon our ability to effectively interface with our mortgage lenders and other third parties. Maintaining, improving and becoming proficient with new technology may require us to make significant capital expenditures. To the extent we are dependent on any particular technology or technological solution, we may be harmed if such technology or technological solution becomes non-compliant with existing industry standards, fails to meet or exceed the capabilities of our competitors' equivalent technologies or technological solutions, becomes increasingly expensive to service, retain and update, becomes subject to third-party claims of intellectual property infringement, misappropriation or other violation, or malfunctions or functions in a way we did not anticipate that results in loan defects potentially requiring repurchase.

        We also rely on third-party software products and services to operate our business. If our current software vendors become unable to continue providing services to us on acceptable terms, we may not be able to procure alternatives in a timely and efficient manner and on acceptable terms, or at all.

        Additionally, new technologies and technological solutions are continually being released. We need to continue to develop and invest in our technological capabilities to remain competitive and our failure to do so could adversely affect our business, financial condition, liquidity and results of operations.

        There is no assurance that we will be able to successfully adopt new technology as critical systems and applications become obsolete and better ones become available. Additionally, if we fail to respond to technological developments in a cost-effective manner, or fail to acquire, integrate or interface with third-party technologies effectively, we may experience disruptions in our operations, lose market share or incur substantial costs.

Our risk management efforts may not be effective.

        We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, prepayment risk, liquidity risk and other market-related risks, as well as operational, tax and legal risks related to our business, assets and liabilities. We also are subject to various federal, state and local laws, regulations and rules that are not industry specific, including health and safety laws, environmental laws and other federal, state and local laws and other regulations and rules in the jurisdictions in which we operate. Our risk management policies, procedures and techniques may not be sufficient to identify all of the risks to which we are exposed, mitigate the risks we have identified or identify additional risks to which we may become subject in the future. Expansion of our business activities may also result in our being exposed to risks to which we have not previously been exposed or may increase our exposure to certain types of risks including risks related to our hedging transactions and strategy, as well as access to cash reserves, and we may not effectively identify, manage, monitor and mitigate these risks as our business activity changes or increases.

We could be harmed by misconduct or fraud that is difficult to detect.

        We are exposed to risks relating to fraud and misconduct by our employees, contractors, subservicers, custodians, correspondent lenders, or other third parties with whom we have relationships. For example, employees could execute unauthorized transactions, use our assets improperly or without authorization, use confidential information for improper purposes or misreport or otherwise try to hide improper activities from us. This type of misconduct can be difficult to detect and if not prevented or detected could result in claims or enforcement actions against us or losses. In addition, such persons or entities may misrepresent facts about a mortgage loan, including the information contained in the loan application, property appraisal, title information and employment and income stated on the loan application. If any of this information was intentionally or negligently misrepresented and such misrepresentation was not detected prior to the acquisition or funding of the loan, the value of the loan could be significantly lower than expected. A mortgage loan subject to a material misrepresentation is typically unsalable or subject to repurchase if it is sold before detection of the misrepresentation. In addition, the persons and entities making a misrepresentation are often difficult to locate and it is often difficult to collect from them any monetary losses we have suffered. Our controls may not be completely effective in detecting this type of activity. Accordingly, such undetected instances of fraud may subject us to losses or regulatory sanctions, litigation, losses including those under our indemnification arrangements and seriously harm our reputation.

If we fail to maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud.

        Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We may in the future discover areas of our internal controls that need improvement. We cannot assure you that we will be successful in maintaining adequate control over our financial reporting and financial processes. Furthermore, as we continue to grow our business, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. If we or our independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could result in a default and cross-defaults under our financing arrangements.

        There is the risk that material weaknesses could be identified in the future and although we have been successful at remediating material weaknesses in the past, a risk exists that we may not successfully remediate future material weaknesses. Accordingly, our failure to maintain effective internal control over their business could result in financial risk and losses that would be reflected in our financial statements or otherwise have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our business could suffer if we fail to attract and retain a highly skilled workforce, including our senior executives.

        Our future success will depend on our ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization, in particular skilled managers, loan servicers, debt default specialists, loan officers and underwriters. Trained and experienced personnel are in high demand and may be in short supply in some areas. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. We may not be able to attract, develop and maintain an adequate skilled workforce necessary to operate our businesses, and labor expenses may increase as a result of a shortage in the supply of qualified personnel. If we are unable to attract and retain such personnel, we may not be able to take advantage of acquisitions and other growth opportunities that may be presented to us, and this could materially affect our business, financial condition and results of operations.

        The experience of our senior executives is a valuable asset to us. Our management team has significant experience in the residential mortgage origination and servicing industry. Changes to our senior executive team may occur, which could have an adverse effect on our business, financial condition and results of operations. We do not maintain and do not currently plan to obtain key life insurance policies on any of our senior managers.

Cybersecurity risks, cyber incidents and technology failures may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships, all of which could negatively impact our business.

        A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of our information resources. These incidents may be an intentional attack or an unintentional event and could involve a bad actor gaining unauthorized access to our information systems for purposes of theft of certain personally identifiable information of consumers, misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. The result of these incidents may include disrupted operations, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation and harm to our reputation.

        As our reliance on rapidly changing technology has increased, so have the risks posed to our information systems, both internal and those provided to us by third-party service providers. System disruptions and failures caused by fire, power loss, telecommunications outages, unauthorized intrusion, computer viruses and disabling devices, natural disasters and other similar events may interrupt or delay our ability to provide services to our customers.

        Despite our efforts to ensure the integrity of our systems, our investment in significant physical and technological security measures, employee training, contractual precautions and business continuity plans, duplicated data repository and cloud based sites, and our implementation of policies and procedures designed to help mitigate cybersecurity risks and cyber intrusions, there can be no assurance that any such cyber intrusions will not occur or, if they do occur, that they will be adequately addressed. We also may not be able to anticipate or implement effective preventive measures against all security breaches, especially because the methods of attack change frequently or are not recognized until launched, and because security attacks can originate from a wide variety of sources, including third parties such as persons involved with organized crime or associated with external service providers. We are also held accountable for the actions and inactions of third-party vendors regarding cybersecurity and other consumer-related matters which may not be covered by indemnification arrangements with our third-party vendors.

        Any of the foregoing events could result in violations of applicable privacy and other laws, financial loss to us or to our customers, loss of confidence in our security measures, customer dissatisfaction, additional regulatory scrutiny, significant litigation exposure and harm to our reputation, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Technology failures or terrorist attacks could damage our business operations and increase our costs, which could adversely affect our business, financial condition and results of operations.

        The financial services industry as a whole is characterized by rapidly changing technologies. System disruptions and failures caused by fire, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, natural disasters and other similar events may interrupt or delay our ability to provide services to our borrowers and other business partners. Security breaches, acts of vandalism and developments in computer capabilities could result in a compromise or breach of the technology that we use to protect our information, our borrowers' personal information and transaction data. Despite our efforts to ensure the integrity of our systems, it is possible that we may not be able to anticipate or implement effective preventive measures against all security breaches, especially because the techniques used change frequently or are not recognized until launched, and because security attacks can originate from a wide variety of sources, including third parties such as persons involved with organized crime or associated with external service providers. Those parties may also attempt to fraudulently induce employees, customers or other users of our systems to disclose sensitive information in order to gain access to our data or that of our correspondent sellers or borrowers. These risks may increase in the future as we continue to increase our reliance on the internet and use of web-based product offerings and on the use of cybersecurity.

        A successful penetration or circumvention of the security of our systems or a defect in the integrity of our systems or cybersecurity could cause serious negative consequences for our business, including significant disruption of our operations, misappropriation of our confidential information or that of our customers, or damage to our computers or operating systems and to those of our customers and counterparties. Any of the foregoing events could result in violations of applicable privacy and other laws, financial loss to us or to our customers, loss of confidence in our security measures, customer dissatisfaction, significant litigation exposure and harm to our reputation, all of which could adversely affect our business, financial condition and results of operations.

        In addition, previous terrorist attacks have disrupted the U.S. financial markets, including the real estate capital markets, and negatively impacted the U.S. economy in general. Any future terrorist attacks, the anticipation of any such attacks, the consequences of any military or other response by the United States and its allies, and other armed conflicts could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. The economic impact of these events could also adversely affect the credit quality of some of our loans and investments and the properties underlying our interests.

        We may suffer losses as a result of the adverse impact of any future attacks and these losses may adversely impact our performance. A prolonged economic slowdown, recession or declining real estate values could impair the performance of our investments and harm our financial condition and results of operations, increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. We cannot predict the severity of the effect that potential future armed conflicts and terrorist attacks would have on us. Losses resulting from these types of events may not be fully insurable.

Our vendor relationships subject us to a variety of risks.

        We have significant vendors that, among other things, provide us with financial, technology and other services to support our mortgage loan servicing and origination businesses. With respect to our subservicing vendors engaged to perform activities required by servicing criteria, we have elected to take responsibility for assessing compliance with the applicable servicing criteria for the applicable vendor and are required to have procedures in place to provide reasonable assurance that the vendor's activities comply with servicing criteria applicable to the vendor, including but not limited to, monitoring compliance with our predetermined policies and procedures and monitoring the status of payment processing operations. If our current vendors were to stop providing services to us on acceptable terms, including as a result of one or more vendor bankruptcies due to poor economic conditions or other events, we may be unable to procure alternatives from other vendors in a timely and efficient manner and on acceptable terms, or at all. Further, we may incur significant costs to resolve any such disruptions in service and this could adversely affect our business, financial condition and results of operations. Additionally, in April 2012 the CFPB issued Bulletin 2012-03, as amended in 2016 by bulletin 2016-02, which states that supervised banks and non-banks could be held liable for actions of their service providers. As a result, we could be exposed to liability, CFPB enforcement actions or other administrative actions and/or penalties if the vendors with whom we do business violate consumer protection laws.

Our failure to deal appropriately with various issues that may give rise to reputational risk, including legal and regulatory requirements, could cause harm to our business and adversely affect our business and financial condition and may negatively impact our reputation.

        Maintaining our reputation is critical to attracting and retaining customers, trading counterparties, investors and employees. If we fail to deal with, or appear to fail to deal with, various issues that may give rise to reputational risk, we could significantly harm our business. Reputational risk could negatively affect our financial condition and business, strain our working relationships with regulators and government agencies, expose us to litigation and regulatory action, impact our ability to attract and retain customers, trading counterparties, investors and employees and adversely affect our business, financial condition, liquidity and results of operations.

        Reputational risk from negative public opinion is inherent in our business and can result from a number of factors. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from social media and media coverage, whether accurate or not. These factors could tarnish or otherwise strain our working relationships with regulators and government agencies, expose us to litigation and regulatory action, negatively affect our ability to attract and retain customers, trading and financing counterparties and employees and adversely affect our business, financial condition, liquidity and results of operations.

We may not be able to successfully operate our business or generate sufficient operating cash flows to pay our operating expenses and maintain our net worth.

        There can be no assurance that we will be able to generate sufficient cash to pay our operating expenses. Our financial condition and results of operations depend on many factors subject to uncertainty, including: the availability of attractive risk-adjusted loan acquisition opportunities that satisfy our strategies; our success in identifying and consummating such acquisitions on favorable terms; the level and expected movement of home prices; the level and volatility of interest rates; readily accessible short-term and long-term financing on favorable terms; and conditions in the financial markets, real estate market and the economy.

Initiating new business activities or strategies or significantly expanding existing business activities or strategies may expose us to new risks and will increase our cost of doing business.

        Initiating new business activities or strategies or significantly expanding existing business activities or strategies may expose us to new or increased financial, regulatory, reputational and other risks. Such innovations are important and necessary ways to grow our businesses and respond to changing circumstances in our industry; however, we cannot be certain that we will be able to manage the associated risks and compliance requirements effectively. Such risks include a lack of experienced management-level personnel, increased administrative burden, increased logistical problems common to large, expansive operations, increased credit and liquidity risk and increased regulatory scrutiny.

        Furthermore, our efforts may not succeed and any revenues we earn from any new or expanded business initiative or strategy may not be sufficient to offset the initial and ongoing costs of that initiative, which would result in a loss with respect to that initiative, strategy or acquisition.

Changes in tax laws may adversely affect us.

        The Tax Cuts and Jobs Act (the "TCJA"), enacted on December 22, 2017, significantly affected U.S. federal tax law, including by changing how the U.S. imposes tax on certain types of income of corporations and by reducing the U.S. federal corporate income tax rate to 21%. It also imposed new limitations on a number of tax benefits, including deductions for business interest, use of net operating loss carry forwards, taxation of foreign income, and the foreign tax credit, among others.

        It also imposed new limitations on deductions for mortgage interest, which may affect the demand for loans which we acquire and service. The CARES Act, enacted on March 27, 2020, in response to the COVID-19 pandemic, further altered U.S. federal tax law, including in respect of certain changes that were made by the TCJA, generally on a temporary basis. There can be no assurance that future tax law changes will not increase the rate of the corporate income tax significantly, impose new limitations on deductions, credits or other tax benefits, or make other changes that may adversely affect our business, cash flows or financial performance. In addition, the Internal Revenue Service (the "IRS") has yet to issue guidance on a number of important issues regarding the changes made by the TCJA and the CARES Act.

We are a holding company and our principal asset after completion of this offering will be our LLC Interests in Aris Holding, and accordingly we will be dependent upon distributions from Aris Holding to pay taxes and other expenses.

        We are a holding company and, upon completion of the Transactions, including this offering, our principal asset will be our ownership of Aris Holding. See "Our Organizational Structure." We had no operations prior to this offering and have no independent means of generating revenue. As the sole managing member of Aris Holding, we intend to cause Aris Holding to make distributions to us in amounts sufficient to cover the taxes on our allocable share of the taxable income of Aris Holding, all applicable taxes payable by us, any payments we are obligated to make under the Tax Receivable Agreement and other costs or expenses. Distributions will generally be made on a pro rata basis between us and A-A Mortgage. However, certain laws and regulations may result in restrictions on Aris Holding's ability to make distributions to us or the ability of Aris Holding's subsidiaries to make distributions to it.

        To the extent that we need funds and Aris Holding or its subsidiaries are restricted from making such distributions, we may not be able to obtain such funds on terms acceptable to us or at all and as a result could suffer an adverse effect on our liquidity and financial condition.

In certain circumstances, Aris Holding will be required to make distributions to us and A-A Mortgage and the distributions that Aris Holding will be required to make may be substantial and in excess of our tax liabilities and obligations under the Tax Receivable Agreement.

        Aris Holding will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of its LLC Interests, including us. We anticipate that, pursuant to the tax rules under the Code and the regulations thereunder, in many instances these allocations of taxable income will not be made on a pro rata basis. Notwithstanding that, pursuant to the Aris Holding LLC Agreement, Aris Holding will generally be required from time to time to make pro rata cash distributions, or tax distributions, to the holders of LLC Interests to help each of the holders of the LLC Interests to pay taxes on such holder's allocable share of taxable income of Aris Holding. As a result of potential non pro rata allocations of net taxable income allocable to us and A-A Mortgage and the favorable tax benefits that we anticipate receiving from this offering and certain related transactions, we expect that these tax distributions will be in amounts that exceed our tax liabilities and obligations to make payments under the Tax Receivable Agreement. To the extent, as currently expected, we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to Aris Holding, the existing owners of Aris Holding would benefit from any value attributable to such accumulated cash balances as a result of their ownership of Class A common stock following an exchange of their LLC Interests and corresponding shares of Class B common stock.

We will be required to pay A-A Mortgage (or certain permitted transferees thereof) for certain tax benefits that we may claim arising in connection with this offering and related transactions, and the amounts we may pay could be significant.

        We expect that this offering and certain related transactions will produce tax benefits for us. We intend to use a portion of the proceeds from this offering to purchase LLC Interests from the Existing Equity Owners as described in the "Use of Proceeds." Additionally, we may be required from time to time to acquire LLC Interests together with a corresponding number of shares of our Class B common stock in exchange for our Class A common stock pursuant to the Exchange Agreement. We expect that basis adjustments resulting from these transactions, if they occur, will reduce the amount of income tax we would otherwise be required to pay in the future. Moreover, Section 704(c) of the Internal Revenue Code of 1986, as amended (the "Code"), and the U.S. Treasury regulations promulgated thereunder, require that items of income, gain, loss and deduction that are attributable to Aris Holding's directly and indirectly held property must be allocated among the members of Aris Holding to take into account the difference between the fair market value and the adjusted tax basis of such assets in certain circumstances. As a result, Aris Holding will be required to make certain special allocations of its items of income, gain, loss and deduction that are attributable to such assets. Certain of these allocations, like the increases in tax basis described above, are likely to reduce the amount of income tax we would otherwise be required to pay.

        We will enter into a Tax Receivable Agreement with A-A Mortgage that will provide for the payment by us to A-A Mortgage (or certain permitted transferees thereof) of 90% of the tax benefits, if any, that we are deemed to realize under certain circumstances as a result of (i) increases in tax basis resulting from exchanges or acquisitions of LLC Interests and shares of Class B common stock (including as part of the Transactions or under the Exchange Agreement) (ii) allocations that result from the application of the principles of Section 704(c) of the Code in respect of certain of our assets, and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement." Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings we will be deemed to realize associated with the tax benefits described above would aggregate approximately $            over            years from the date of this offering based on the initial public offering price of $            per share of our Class A common stock (which is the midpoint of the estimated price range set forth on the cover page of this prospectus) and assuming all future exchanges would occur            year after this offering. Under such scenario we would be required to pay the owners of LLC Interests approximately 90% of such amount, or $            , over the            year period from the date of this offering. The actual amounts may materially differ from these hypothetical amounts, as potential future tax savings we will be deemed to realize, and Tax Receivable Agreement payments by us, will be calculated based in part on the market value of our Class A common stock at the time of purchase or exchange and the prevailing federal tax rates applicable to us over the life of the Tax Receivable Agreement (as well as the assumed combined state and local tax rate), and will generally be dependent on us generating sufficient future taxable income to realize the benefit. The payments under the Tax Receivable Agreement are not conditioned upon the ownership of us by A-A Mortgage (or certain permitted transferees thereof). See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

        There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement or distributions to us by Aris Holding are not sufficient to permit us to make payments under the Tax Receivable Agreement after we have paid taxes. Furthermore, our obligations to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are deemed realized under the Tax Receivable Agreement.

In certain cases, payments under the Tax Receivable Agreement to A-A Mortgage (or certain permitted transferees thereof) may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

        The Tax Receivable Agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control, or if, at any time, we elect an early termination of the Tax Receivable Agreement, our (or our successor's) obligations with respect to exchanged or acquired LLC Interests (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including that we (or our successor) would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the Tax Receivable Agreement. As a result, we could be required to make payments under the Tax Receivable Agreement that are greater than or less than the percentage specified in the Tax Receivable Agreement of the actual benefits that we realize in respect of the tax attributes that are subject to the Tax Receivable Agreement. Also, if we elect to terminate the Tax Receivable Agreement early or in the event that we materially breach any of our material obligations under the Tax Receivable Agreement (such as our failure to make any payment within three months of when due, provided we have sufficient funds to make such payment), we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits which upfront payment may be made years in advance of the actual realization of such future benefits (if any). In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity, as well as our attractiveness as a target for an acquisition. In addition, we may not be able to finance our obligations under the Tax Receivable Agreement.

        Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine. We will not be reimbursed for any payments previously made under the Tax Receivable Agreement, even if the tax benefits underlying such payment are disallowed (although future amounts otherwise payable under the Tax Receivable Agreement may be reduced as a result thereof). In addition, the actual state or local tax savings we realize may be different than the amount of such tax savings we are deemed to realize under the Tax Receivable Agreement, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the Tax Receivable Agreement. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement in excess of the benefits that we actually realize in respect of the (i) increases in tax basis resulting from exchanges or acquisitions of LLC Interests and shares of Class B common stock (including as part of the Transactions or under the Exchange Agreement), (ii) allocations that result from the application of the principles of Section 704(c) of the Code in respect of certain of our assets, and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), as a result of our ownership of Aris Holding, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

        Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an "investment company" for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an "investment company," as such term is defined in either of those sections of the 1940 Act.

        As the managing member of Aris Holding, we will control and operate Aris Holding. On that basis, we believe that our interest in Aris Holding is not an "investment security" as that term is used in the 1940 Act. However, if we were to cease participation in the management of Aris Holding, our interest in Aris Holding could be deemed an "investment security" for purposes of the 1940 Act.

        We and Aris Holding intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Market Risks

Interest rate fluctuations could significantly decrease our results of operations and cash flows and the fair value of our assets.

        Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Due to the unprecedented events surrounding the COVID-19 pandemic along with the associated severe market dislocation, there is an increased degree of uncertainty and unpredictability concerning current interest rates, future interest rates and potential negative interest rates. Interest rate fluctuations present a variety of risks to our operations. Our primary interest rate exposures relate to the yield on our assets, their fair values and the financing cost of our debt, as well as to any derivative financial instruments that we utilize for hedging purposes. Decreasing interest rates may cause a large number of borrowers to refinance, which could result in the loss of future net servicing revenues with an associated write-downs of the related MSRs. In addition, significant savings in interest rate movement may impact our gains and losses from interest rate hedging arrangements and result in our need to change our hedging strategy. Any such scenario could have a material adverse effect on our business, results of operations and financial condition.

        Changes in the level of interest rates also may affect our ability to acquire assets (including the purchase or origination of mortgage loans), the value of our assets (including our pipeline of mortgage loan commitments and our portfolio of MSRs) and any related hedging instruments, the value of newly originated or purchased loans, and our ability to realize gains from the disposition of assets. Changes in interest rates may also affect borrower default rates and may impact our ability to refinance or modify loans and/or to sell REO assets.

        In addition, our business is materially affected by the monetary policies of the U.S. government and its agencies. We are particularly affected by the policies of the U.S. Federal Reserve, which influence interest rates and impact the size of the loan origination market. In 2017, the U.S. Federal Reserve ended its quantitative easing program and started its balance sheet reduction plan. The U.S. Federal Reserve's balance sheet consists of U.S. Treasuries and MBS issued by Fannie Mae, Freddie Mac and Ginnie Mae. To shrink its balance sheet prior to the COVID-19 pandemic, the U.S. Federal Reserve had slowed the pace of MBS purchases to a point at which natural runoff exceeded new purchases, resulting in a net reduction. Recently, in response to the COVID-19 pandemic, state and federal authorities have taken several actions to provide relief to those negatively affected by COVID-19, such as the CARES Act and the Federal Reserve's support of the financial markets. In particular, U.S. Federal Reserve announced programs to increase its purchase of certain MBS products in response to the COVID-19 pandemic's effect on the U.S. economy, and the market for MBS in particular. The Federal Reserve also reduced the target range for the federal funds rate to 0 to 0.25%

and announced a policy change in August 2020 to the way it sets interest rates that will likely keep interest rates in the U.S. relatively low for an extended period of time. The results of this recent policy change by the U.S. Federal Reserve are unknown at this time, as is its duration, but could affect the liquidity of MBS in the future.

Hedging against interest rate exposure may materially and adversely affect our business, financial condition, liquidity and results of operations.

        We pursue hedging strategies to reduce our exposure to changes in interest rates. However, while we enter into such transactions seeking to reduce interest rate risk, unanticipated changes in interest rates may result in poorer overall performance than if we had not engaged in any such hedging transactions, in addition to directly affecting the percentage of loan applications in the underwriting process that ultimately close. Interest rate hedging may fail to protect or could adversely affect us because, among other things, it may not fully eliminate interest rate risk, it could expose us to counterparty and default and cross-default risk that may result in greater losses or the loss of unrealized profits, and it will create additional expense. Generally, hedging activity requires the investment of capital and the amount of capital required often varies as interest rates and asset valuations change. Thus, hedging activity, while intended to limit losses, may materially and adversely affect our business, financial condition, liquidity and results of operations.

A prolonged economic slowdown, recession or declining real estate values could materially and adversely affect us.

        Our business and earnings are sensitive to general business and economic conditions in the U.S. A downturn in economic conditions resulting in adverse changes in interest rates, inflation, the debt capital markets, unemployment rates, consumer and commercial bankruptcy filings, the general strength of national and local economies and other factors that negatively impact household incomes could decrease demand for our mortgage loan products as a result of a lower volume of housing purchases and reduced refinancings of mortgages and could lead to higher mortgage defaults and lower prices for our loans upon sale.

        In addition, a weakening economy, high unemployment and declining real estate values may increase the likelihood that borrowers will become delinquent and ultimately default on their debt service obligations. Our cost to service increases when borrowers become delinquent. In the event of a default, we may incur additional costs, the size of which depends on a number of factors, including but not limited to the instruction of the loan investor, location and condition of the underlying property, the terms of the guarantee or insurance on the loan, the level of interest rates and the time it takes to liquidate the property.

We finance our assets with borrowings, which may materially and adversely affect the income derived from our assets.

        We currently leverage and, to the extent available, we intend to continue to leverage our assets through borrowings, the level of which may vary based on the particular characteristics of our asset portfolio and on market conditions. We have financed certain of our assets through repurchase agreements, pursuant to which we sell mortgage loans to lenders (i.e., repurchase agreement counterparties) and receive cash from the lenders. The lenders are obligated to resell the same assets back to us at the end of the term of the transaction. Because the cash we receive from the lender when we initially sell the assets to the lender is less than our cost to acquire the assets as well as the fair value of those assets (this difference is referred to as the haircut), if the lender defaults on its obligation to resell the same assets back to us we could incur a loss on the transaction equal to the amount of the difference in asset value sold back to us reduced further by interest accrued on the financing (assuming there was no change in the fair value of the assets).

The value of our collateral may decrease, which could lead to our lenders initiating margin calls and requiring us to post additional collateral or repay a portion of our outstanding borrowings.

        Repurchase agreements generally allow the counterparties, to varying degrees, to determine a new fair value of the collateral to reflect current market conditions which could also result from the underlying loan remaining on our warehouse for an extended period of time exposing us to changes in value and the potential for increased costs for our warehouse financings (including the ongoing availability of those credit lines). If a lender determines that the fair value of the collateral has decreased, it may initiate a margin call and require us to either post additional collateral to cover such decrease or repay a portion of the outstanding borrowing. Should this occur, and we are limited to adequate unrestricted cash to satisfy a margin call, we may be required to liquidate assets at a disadvantageous time, which could cause us to incur losses. In the event we are unable to satisfy a margin call, our counterparty may sell the collateral, which may result in significant losses to us and may trigger defaults or cross-defaults under our financing arrangements.

        We also acquire certain assets, including MSRs, for which financing has historically been difficult to obtain. We currently leverage certain of our MSRs under secured financing arrangements. Our GSE MSRs are pledged to secure borrowings under loan and security agreements. Our Fannie Mae MSR financing facility has a variable rate interest with a balloon payment at maturity on August 22, 2021 and our Freddie Mac MSR financing facility has a term loan with a fixed rate that is amortizing with a maturity date of November 22, 2022, and a revolving loan with a fixed interest rate and permits draws through the next two years and a balloon payment by the maturity date on September 28, 2023. Each of the secured financing arrangements pursuant to which we finance MSRs is further subject to the terms of an acknowledgement agreement with the related GSE, pursuant to which our and the secured parties' rights are subordinate in all respects to the rights of the applicable GSE and subject to financial covenants similar to our financing arrangements. Accordingly, the exercise by any GSE of its rights under the applicable acknowledgment agreement, including at the direction of the secured parties and whether or not we are in breach of our financing arrangement, could result in the extinguishment of our and the secured parties' rights in the related collateral and result in significant losses to us.

        We may in the future utilize other sources of borrowings, including term loans, bank credit facilities and structured financing arrangements, among others. The amount of leverage we employ varies depending on the asset class being financed, our available capital, our ability to obtain and access financing arrangements with lenders and the lenders' and rating agencies' estimate of, among other things, the stability of our asset portfolio's cash flow.

Our operations are dependent on access to our warehouse facilities, which are mostly uncommitted. If the lenders under these warehouse facilities terminate, or modify the terms of, these financing facilities, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        We depend on short-term debt financing in the form of secured borrowings under warehouse facilities with financial institutions. These facilities are uncommitted, which means that any request we make to borrow funds under these facilities may be declined for any reason, even if at the time of the borrowing request we have then-outstanding borrowings that are less than the borrowing limits under these facilities. We may not be able to obtain additional financing under the warehouse facility when necessary, which could have a material adverse effect on our business, financial condition, results of operations and cash flows and exposing us to, among other things, liquidity risks which could adversely affect our profitability and operations.

Our financing agreements contain financial and restrictive covenants that could adversely affect our financial condition and our ability to operate our businesses.

        The lenders under our repurchase agreements require us and/or our subsidiaries to comply with various financial covenants, including those relating to tangible net worth, profitability and our ratio of total liabilities to tangible net worth. Our lenders also require us to maintain minimum amounts of cash or cash equivalents sufficient to maintain a specified liquidity position and maintain collateral having a market value sufficient to support the related borrowings. If we are unable to meet these financial covenants, our financial condition could deteriorate rapidly and could also result in a default or cross-defaults under our financing arrangements.

        Our existing financing agreements also impose other financial and non-financial covenants and restrictions on us that impact our flexibility to determine our operating policies by limiting our ability to, among other things: incur certain types of indebtedness; grant liens; engage in consolidations and mergers and asset sales; make restricted payments and investments; and enter into transactions with affiliates. In our financing agreements, we agree to certain covenants and restrictions and we make representations about the assets sold or pledged under these agreements. We also agree to certain events of default (subject to certain materiality thresholds and grace periods), including payment defaults, breaches of financial and other covenants and/or certain representations and warranties, cross-defaults, servicer termination events, ratings downgrades, bankruptcy or insolvency proceedings, legal judgments against us, loss of licenses, loss of Agency, FHA, VA, and/or USDA approvals and other events of default and remedies customary for these types of agreements. If we default on our obligations under our financing arrangements, fail to comply with certain covenants and restrictions or breach our representations and are unable to cure, the lender may be able to terminate the transaction or its commitments, accelerate any amounts outstanding, repurchase the assets, and/or cease entering into any other financing arrangements with us, which could also result in defaults or cross-defaults in our financing arrangements.

        Because our financing agreements typically contain cross-default provisions, a default that occurs under any one agreement could allow the lenders under our other agreements to also declare a default, thereby exposing us to a variety of lender remedies, such as those described above, and potential losses arising therefrom. In addition, defaults and cross-defaults under our financing arrangements could trigger a cross-defaults under our trading agreements, which could have a negative impact on our ability to enter into hedging transactions. Any losses that we incur on our financing agreements could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Difficult conditions or disruptions in the MBS, mortgage, real estate and financial markets and the economy generally may adversely affect our business, financial condition, liquidity and results of operations.

        Most of the Agency-eligible mortgage loans that we originate or acquire are delivered to the GSEs or Ginnie Mae to be pooled into Agency MBS or sold directly to the Agencies through the cash window or other third parties. Disruptions in the general MBS market have occurred in the past. Any significant disruption or period of illiquidity in the general MBS market would directly affect our liquidity because no existing alternative secondary market would likely be able to accommodate on a timely basis the volume of loans that we typically acquire and sell in any given period. Accordingly, if the MBS market experiences a period of illiquidity, we might be prevented from selling the loans that we acquire into the secondary market in a timely manner or at favorable prices or we may be required to repay a portion of the debt securing these assets, which could impact the availability and cost of financing arrangements and would likely result in a material adverse effect on our business, financial condition and results of operations.

        The success of our business strategies and our results of operations are also materially affected by current conditions in the broader mortgage markets, the financial markets and the economy generally.

Continuing concerns over factors including inflation, deflation, unemployment, personal and business income taxes, healthcare, energy costs, geopolitical issues, the availability and cost of credit, the mortgage markets and the real estate markets have contributed to increased volatility and unclear expectations for the economy and markets going forward. The mortgage markets have been and continue to be affected by changes in the lending landscape, defaults, credit losses and significant liquidity concerns. A destabilization of the real estate and mortgage markets or deterioration in these markets may adversely affect the performance and fair value of our assets, reduce our loan production volume, reduce the profitability of servicing mortgages or adversely affect our ability to sell mortgage loans that we acquire, either at a profit or at all. Any of the foregoing could materially and adversely affect our business, financial condition, liquidity and results of operations.

We are exposed to volatility in the London Inter-Bank Offered Rate ("LIBOR"), which can result in higher than market interest rates and may have a detrimental effect on our business.

        The interest rate of our variable-rate indebtedness and the interest rate on the adjustable rate loans we originate and service is based on LIBOR. In July 2017, the U.K. Financial Conduct Authority announced that it intends to stop collecting LIBOR rates from banks after 2021. The announcement indicates that LIBOR will not continue to exist on the current basis. U.S.-dollar LIBOR is expected to be replaced with the Secured Overnight Financing Rate ("SOFR"), a new index calculated by reference to short-term repurchase agreements for U.S. Treasury securities. Although there have been a few issuances utilizing SOFR or the Sterling Over Night Index Average, an alternative reference rate that is based on transactions, it is unknown whether any of these alternative reference rates will attain market acceptance as replacements for LIBOR. There is currently no definitive successor reference rate to LIBOR and various industry organizations are still working to develop workable transition mechanisms. As part of this industry transition, we will be required to migrate any current adjustable rate loans we service to any such successor reference rate. Until a successor rate is determined, we cannot implement the transition away from LIBOR for the adjustable rate loans we service. As such, we are unable to predict the effect of any changes to LIBOR, the establishment and success of any alternative reference rates, or any other reforms to LIBOR or any replacement of LIBOR that may be enacted in the United States or elsewhere. Such changes, reforms or replacements relating to LIBOR could have an adverse impact on the market for or value of any LIBOR-linked securities, loans, derivatives or other financial instruments or extensions of credit held by us. LIBOR-related changes could affect our overall results of operations and financial condition.

We may not be able to raise the debt or equity capital required to finance our assets and grow our businesses.

        The growth of our businesses requires continued access to debt and equity capital that may or may not be available on favorable terms, at the desired times or at all. In addition, we own certain assets, including MSRs, for which financing has historically been difficult to obtain. Our inability to continue to maintain debt financing for MSRs could require us to seek equity capital that may be more costly or unavailable to us.

        We are also dependent on a limited number of banking institutions that extend us credit on terms that we have determined to be commercially reasonable. These banking institutions are subject to their own regulatory supervision, liquidity and capital requirements, risk management frameworks and risk thresholds and tolerances, any of which may materially and negatively impact their willingness to extend credit to us specifically or mortgage lenders and servicers generally. Such actions may increase our cost of capital and limit or otherwise eliminate our access to capital.

        Our access to any debt or equity capital, including any equity contributions from our Parent, on favorable terms or at all is uncertain. Our inability to raise such capital or obtain such debt or equity financing on favorable terms or at all could materially and adversely impact our business, financial condition, liquidity and results of operations.

We are subject to market risk and credit spreads, which may adversely affect income and cause realized and unrealized losses.

        We are exposed to the credit markets and subject to the risk that we will incur losses due to adverse changes in credit spreads. Adverse changes to these spreads may occur due to changes in fiscal policy and the economic climate, the liquidity of a market or market segment, insolvency or financial distress of key market makers or participants, changes in market perceptions of credit worthiness and/or risk tolerance or the investor demand for our assets.

        We are subject to risks associated with potential declines in our credit quality, credit quality related to specific loan originators or specific industries, and a general weakening in the economy, all of which are typically reflected through credit spreads. Credit spread is the additional yield on fixed income securities above the risk-free rate (typically referenced as the yield on U.S. Treasury securities) that market participants require to compensate them for assuming credit, liquidity and/or prepayment risks. Credit spreads vary (i.e. increase or decrease) in response to the market's perception of risk and liquidity in a specific issuer or specific sector and may be influenced by the credit ratings, and the reliability of those ratings, published by external rating agencies. A decline in the quality of our asset portfolio as a result of adverse economic conditions or otherwise could cause realized and unrealized losses on our assets.

        An increase in credit spreads could have an adverse effect on the value of our asset portfolio by decreasing the fair values of the credit sensitive assets in our portfolio. Any such scenario could materially and adversely affect us.

We utilize derivative financial instruments, which could subject us to risk of loss.

        We enter into a variety of hedging arrangements such as derivative contracts, to hedge the fair value of the MSR portfolio and minimize market rate risk although we cannot assure you that these hedging arrangements will protect the value of our MSR assets. We utilize derivative financial instruments for hedging purposes, which may include swap futures, options, "to be announced" contracts and futures. However, the prices of derivative financial instruments, including futures and options, are highly volatile. As a result, the cost of utilizing derivatives may reduce our income and liquidity, and the derivative instruments that we utilize may fail to effectively hedge our positions. We are also subject to credit risk with regard to the counterparties involved in the derivative transactions.

        The use of derivative instruments is also subject to an increasing number of laws and regulations, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and its implementing regulations. These laws and regulations are complex, compliance with them may be costly and time consuming, and our failure to comply with any of these laws and regulations could subject us to lawsuits or government actions and damage our reputation, which could materially and adversely affect our business, financial condition, liquidity and results of operations.

Regulatory Risks

We operate in a highly regulated industry with continually changing federal, state and local laws and regulations.

        The mortgage industry is highly regulated, and we are required to comply with a wide array of federal, state and local laws and regulations that regulate, among other things, the manner in which we conduct our loan production and servicing businesses, including the fees that we may charge and the collection, use, retention, protection, disclosure and other processing of personal information. These regulations directly impact our business and require constant compliance, monitoring and internal and external audits. Both the scope of the laws and regulations and the intensity of the supervision to which our business is subject have increased over time in response to the financial crisis, as well as other factors, such as technological and market changes.

        The laws and regulations and judicial and administrative decisions relating to mortgage loans and consumer protection to which we are subject include, for example, those pertaining to real estate settlement procedures, equal credit opportunity, fair lending, fair credit reporting, truth in lending, fair debt collection practices, service members protections, unfair, deceptive and abusive acts and practices, federal and state advertising requirements, high-cost loans and predatory lending, compliance with net worth and financial statement delivery requirements, compliance with federal and state disclosure and licensing requirements, the establishment of maximum interest rates, finance charges and other charges, ability-to-repay and qualified mortgages, licensing of loan originators and other personnel, loan originator compensation, secured transactions, property valuations, insurance, servicing transfers, payment processing, escrow, communications with consumers, loss mitigation, debt collection, prompt payment crediting, periodic statements, foreclosure, bankruptcies, repossession and claims-handling procedures, disclosures related to and cancellation of private mortgage insurance, flood insurance, the reporting of loan application and origination data, and other trade practices.

        In particular, various federal, state and local laws have been enacted that are designed to discourage predatory lending and servicing practices. The Home Ownership and Equity Protection Act of 1994 ("HOEPA") prohibits inclusion of certain provisions in residential loans that have mortgage rates or origination costs in excess of prescribed levels and requires that borrowers be given certain disclosures prior to origination. Some states have enacted, or may enact, similar laws or regulations, which in some cases impose restrictions and requirements greater than those in HOEPA. In addition, under the anti-predatory lending laws of some states, the origination of certain residential loans, including loans that are not classified as "high cost" loans under applicable law, must satisfy a net tangible benefits test with respect to the related borrower. This test may be highly subjective and open to interpretation. As a result, a court may determine that a residential loan, for example, does not meet the test even if the related originator reasonably believed that the test was satisfied. Failure of residential loan originators or servicers to comply with these laws, to the extent any of their residential loans are or become part of our mortgage-related assets, could subject us, as a servicer or, in the case of acquired loans, as an assignee or purchaser, to monetary penalties and could result in the borrowers rescinding the affected loans. Lawsuits have been brought in various states making claims against originators, servicers, assignees and purchasers of high cost loans for violations of state law. Named defendants in these cases have included numerous participants within the secondary mortgage market. If our loans are found to have been originated in violation of predatory or abusive lending laws, we could be subject to lawsuits or governmental actions, or we could be fined or incur losses.

        We also must comply with federal, state and local laws related to data privacy and the handling of non-public personal financial information of our customers, including the recently enacted California Consumer Protection Act ("CCPA"), and we expect other states to enact legislation similar to the CCPA, which limit how companies can use customer data and impose obligations on companies in their management of such data. The service providers we use, including outside counsel retained to process foreclosures and bankruptcies, must also comply with some of these legal requirements. Changes to laws, regulations or regulatory policies or their interpretation or implementation and the continued heightening of regulatory requirements could affect us in substantial and unpredictable ways.

        The influx of new laws, regulations, and other directives adopted by federal, state and local governments in response to the recent COVID-19 pandemic exemplifies the ever-changing and increasingly complex regulatory landscape in which we operate. While some regulatory reactions to COVID-19 relaxed certain compliance obligations, the forbearance requirements imposed on mortgage servicers in the recently passed CARES Act added new regulatory responsibilities. The GSEs and the FHFA, Ginnie Mae, the U.S. Department of Housing and Urban Development ("HUD"), state and local governments, various investors and others have also issued guidance relating to COVID-19. Future regulatory scrutiny and enforcement resulting from COVID-19 is unknown.

        Our failure to comply with applicable federal, state and local consumer protection and data privacy laws could lead to:

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  loss of our licenses and approvals to engage in our servicing and lending/loan purchasing businesses;

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  damage to our reputation in the industry;

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  governmental investigations and enforcement actions;

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  administrative fines and penalties and litigation;

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  civil and criminal liability, including class action lawsuits;

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  diminished ability to sell loans that we originate or purchase, requirements to sell such loans at a discount compared to other loans or repurchase or address indemnification claims from purchasers of such loans, including the GSEs;

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  inability to raise capital; and

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  inability to execute on our business strategy, including our growth plans.

        Furthermore, situations involving a potential violation of law or regulation, even if limited in scope, may give rise to numerous and overlapping investigations and proceedings, either by multiple federal and state agencies and officials in the United States. In addition, our failure, or the failure of our subservicers and correspondent sellers to comply with these laws and regulations may result in increased costs of doing business, reduced payments by borrowers, modification of the original terms of mortgage loans, permanent forgiveness of debt, delays in the foreclosure process, litigation, reputational damage, enforcement actions, and repurchase and indemnification obligations, which could affect our investor approval status and our ability to sell or service loans. Our failure to adequately supervise vendors and service providers may lead to significant liabilities, inclusive of assignee liabilities, as a result of the errors and omissions of those vendors and service providers.

        As regulatory guidance and enforcement and the views of the CFPB, state attorneys general, the GSEs and other market participants evolve, we may need to modify further our loan origination processes and systems in order to adjust to evolution in the regulatory landscape and successfully operate our lending business. In such circumstances, if we are unable to make the necessary adjustments, our business and operations could be adversely affected.

        Our failure to comply with the laws and regulations to which we are subject, whether actual or alleged, would expose us to fines, penalties or potential litigation liabilities, including costs, settlements and judgments, and also trigger defaults under our financing arrangements, any of which could have a material adverse effect on our business, liquidity, financial condition and results of operations.

The conduct of our correspondents could subject us to fines or penalties.

        The failure of the mortgage lenders from whom loans were acquired through our correspondent production activities to comply with any applicable laws and regulations may result in these adverse consequences to us. We have in place a due diligence program designed to assess areas of risk with respect to these acquired loans, including, without limitation, compliance with underwriting guidelines and applicable laws or regulations, ongoing monitoring of the financial and loan performance of our counterparties, and effective quality control over our portfolio of loans that we acquire and service. However, we may not detect every violation of law or program guidelines by these mortgage lenders. Further, to the extent any correspondent seller or servicer with whom we do business fails to comply with applicable laws or regulations and any of their mortgage loans become part of our assets, it could subject us, as an assignee or purchaser of the related mortgage loans, to monetary penalties or other losses. In general, if any of our loans are found to have been originated, acquired or serviced by us or a third-party in violation of applicable laws or regulations, we could be subject to lawsuits or governmental actions, or we could be fined or incur losses. We may have contractual rights to seek indemnity for the breach of the representations and warranties made to us at the time we purchased the loan or enforce repurchase obligations, in each case from certain of these lenders and correspondent sellers and servicers. However, if any of these lenders, correspondent sellers or servicers are unable to fulfill their indemnity or repurchase obligations to us, our business, financial condition, liquidity and results of operations could be materially and adversely affected. In addition, many of the lenders and correspondent sellers from whom we acquire mortgage loans are relatively small and not well capitalized, and it is our expectation that some of them may become insolvent or otherwise incapable of honoring their representations and warranties and repurchase obligations in relation to mortgage loans that have been sold to us.

The CFPB is active in its monitoring of the residential mortgage origination and servicing sectors. Revised rules and regulations and enforcement of existing rules and regulations by the CFPB could result in increased compliance costs, enforcement actions, fines, penalties and the inherent reputational harm that results from such actions.

        The CFPB has oversight of non-depository mortgage lending and servicing institutions and is empowered with broad supervision, rulemaking and examination authority to enforce laws involving consumer financial products and services and to ensure, among other things, that consumers receive clear and accurate disclosures regarding financial products and are protected from hidden fees and unfair, deceptive or abusive acts or practices. The CFPB has adopted a number of regulations under long-standing consumer financial protection laws and the Dodd-Frank Act, including rules regarding truth in lending, assessments of a borrower's ability to repay, home mortgage loan disclosure, home mortgage loan origination, fair credit reporting, fair debt collection practices, foreclosure protections, and mortgage servicing rules, including provisions regarding loss mitigation, prompt crediting of borrowers' accounts for payments received, delinquency and early intervention, prompt investigation of complaints by borrowers, periodic statement requirements, lender-placed insurance, requests for information and successors-in-interest to borrowers. The CFPB also periodically issues guidance documents, such as bulletins, setting forth informal guidance regarding compliance with these and other laws under its jurisdiction, and issues public enforcement actions, which provide additional guidance on its interpretation of these legal requirements.

        The CFPB also has enforcement authority and can order, among other things, rescission or reformation of contracts, the refund of moneys or the return of real property, restitution, disgorgement or compensation for unjust enrichment, the payment of damages or other monetary relief, public notifications regarding violations, limits on activities or functions, remediation of practices, external compliance monitoring and civil money penalties. The CFPB has made it clear that it expects non-bank entities to maintain an effective process for managing risks associated with third-party vendor relationships, including compliance-related risks. In connection with this vendor risk management process, we are expected to perform due diligence reviews of potential vendors, review vendors' policies and procedures and internal training materials to confirm compliance-related focus, include enforceable consequences in contracts with vendors regarding failure to comply with consumer protection requirements, and take prompt action, including terminating the relationship, in the event that vendors fail to meet our expectations. Through enforcement actions and guidance, the CFPB is also applying scrutiny to compensation payments to third-party providers for marketing services and may issue guidance that narrows the range of acceptable payments to third-party providers as part of marketing services agreements, lead generation agreements and other third-party marketer relationships.

        In addition to its supervision and examination authority, the CFPB is authorized to conduct investigations to determine whether any person is engaging in, or has engaged in, conduct that violates federal consumer financial protection laws, and to initiate enforcement actions for such violations, regardless of its direct supervisory authority. Investigations may be conducted jointly with other regulators. The CFPB has the authority to impose monetary penalties for violations of applicable federal consumer financial laws, require remediation of practices and pursue administrative proceedings or litigation for violations of applicable federal consumer financial laws. The CFPB also has the authority to obtain cease and desist orders, orders for restitution or rescission of contracts and other kinds of affirmative relief and monetary penalties ranging from up to approximately $5,000 per day for ordinary violations of federal consumer financial laws to $25,000 per day for reckless violations and $1,000,000 per day for knowing violations.

        The mortgage lending sector is currently relying for a significant portion of the mortgages originated on a temporary CFPB regulation, commonly called the "QM Patch," which permits mortgage lenders to comply with the CFPB's ability to repay requirements by relying on the fact that the mortgage is eligible for sale to Fannie Mae or Freddie Mac. Reliance on the QM Patch has become widespread due to the operational complexity and practical inability for many mortgage lenders to rely on other ways to show compliance with the ability to repay regulations. The QM Patch is scheduled to expire on January 10, 2021, or sooner if Fannie Mae and Freddie Mac exit FHFA conservatorship. On June 22, 2020, the CFPB issued a notice of proposed rulemaking to, among other things, amend the sunset date for these loans and revise the definition of a qualified mortgage. We cannot predict what final actions the CFPB will take and how it might affect us as well as other mortgage lenders.

        Regulations promulgated under the Dodd-Frank Act or by the CFPB, uncertainty regarding changes in leadership or authority levels within the CFPB, and actions taken or not taken by the CFPB could continue to result in heightened federal and state regulation and oversight of our business activities, materially and adversely affect the manner in which we conduct our business, and increase costs and potential litigation associated with our business activities. Our failure to comply with the laws and regulations to which we are subject, whether actual or alleged, would expose us to fines, penalties or potential litigation liabilities, including costs, settlements and judgments, and also trigger defaults under our financing arrangements, any of which could have a material adverse effect on our business, liquidity, financial condition and results of operations.

Government responses to COVID-19, including the passage of the CARES Act, pose new and evolving compliance obligations on our business, and we may experience unfavorable changes in or failure to comply with existing or future regulations and laws adopted in response to COVID-19.

        Due to the unprecedented impact on major sectors of the U.S. economy from COVID-19, numerous states and the federal government have adopted measures requiring mortgage servicers to work with consumers negatively impacted by COVID-19. The CARES Act imposes several new compliance obligations on our mortgage servicing activities, including, but not limited to mandatory forbearance offerings, altered credit reporting obligations, and moratoriums on foreclosure actions and late fee assessments. Many states have taken similar measures to provide mortgage payment and other relief to consumers, which create additional complexity around our mortgage servicing compliance activities. We cannot predict when or on what terms and conditions these measures will be lifted, which will depend on future legislative and regulatory developments in response to the COVID-19 pandemic.

        The swift passage of the CARES Act increases the likelihood of unintended consequences from the legislation. An example of such unintended consequences is the liquidity pressure placed on mortgage servicers given our contractual obligation to continue to advance payments to investors on loans in forbearance where consumers are not making their typical monthly mortgage payments. Moreover, certain provisions of the CARES Act are subject to interpretation given the existing ambiguities in the legislation, which creates class action and other litigation risk.

        Although much of the executive, legislative and regulatory action stemming from COVID-19 is focused on mortgage servicing, regulators are adjusting compliance obligations impacting our mortgage origination activities. Many states have adopted temporary measures allowing for otherwise prohibited remote mortgage loan origination activities. While these temporary measures allow us to continue to do business remotely, they impose notice, procedural, and other compliance obligations on our origination activity.

        Federal, state, and local executive, legislative and regulatory responses to COVID-19 are rapidly evolving, not consistent in scope or application, and subject to change without advance notice. Such efforts may impose additional compliance obligations, which may negatively impact our mortgage origination and servicing business. Any additional legal or regulatory responses to COVID-19 may unfavorably restrict our business operations, alter our established business practices, and otherwise raise our compliance costs.

We are highly dependent on the GSEs and Ginnie Mae and the FHFA, as the conservator of the GSEs, and any changes in these entities or their current roles could materially and adversely affect our business, liquidity, financial condition and results of operations.

        Our ability to generate revenues through mortgage loan sales depends to a significant degree on programs administered by the GSEs and Ginnie Mae and others that facilitate the issuance of MBS in the secondary market. The GSEs, Ginnie Mae and FHFA play a critical role in the mortgage industry and we have significant business relationships with them. Presently, almost all of the newly originated conventional conforming loans that we acquire from mortgage lenders through our correspondent production activities or our retail origination activities qualify under existing standards for inclusion in mortgage securities backed by the GSEs and Ginnie Mae or for purchase by a GSE directly through its cash window. We also derive other material financial benefits from these relationships, including the assumption of credit risk by the GSEs and Ginnie Mae on loans included in such mortgage securities in exchange for our payment of guarantee fees, our retention of such credit risk through structured transactions that lower our guarantee fees, and the ability to avoid certain loan inventory finance costs through streamlined loan funding and sale procedures to the Agencies and other third-party purchasers.

        The disposition of the FHFA conservatorship of the GSEs continues to be debated between the U.S. Congress and the executive branch of the U.S. federal government, and could also be impacted by a forthcoming U.S. Supreme Court case regarding whether FHFA's structure is constitutional. In June 2018, the Trump Administration brought forth a new proposal to end government conservatorship, which would result in full privatization of the GSEs. In September 2019, the U.S. Department of the Treasury ("U.S. Treasury"), the FHFA and HUD released plans to reform the housing finance system. These agencies developed these plans in conjunction with one another and other government agencies, and include legislative and administrative reforms to achieve the following reform goals: (i) ending the conservatorships of the GSEs upon the completion of specified reforms; (ii) facilitating competition in the housing finance market; (iii) establishing regulation of the GSEs that safeguards their safety and soundness and minimizes the risks they pose to the financial stability of the United States; and (iv) providing that the federal government is properly compensated for any explicit or implicit support it provides to the GSEs or the secondary housing finance market. At this point, it remains unclear whether any of these legislative or regulatory reforms will be enacted or implemented. Any changes in laws and regulations affecting the relationship between the GSEs and the U.S. federal government could adversely affect our business and prospects. Although the U.S. Treasury has committed capital to the GSEs, these actions may not be adequate for their needs. If the GSEs are adversely affected by events such as ratings downgrades, inability to obtain necessary government funding, lack of success in resolving repurchase demands to lenders, foreclosure problems and delays and problems with mortgage insurers, they could suffer losses and fail to honor their guarantees and other obligations. Any discontinuation of, or significant reduction in, the operation of the GSEs or any significant adverse change in their capital structure, financial condition, activity levels in the primary or secondary mortgage markets or underwriting criteria could materially and adversely affect our business, liquidity, financial condition and results of operations. The roles of the GSEs could be significantly restructured, reduced or eliminated and the nature of the guarantees could be considerably limited relative to historical measurements. Elimination of the traditional roles of the GSEs, or any changes to the nature or extent of the guarantees provided by the GSEs or the fees, terms and guidelines that govern our selling and servicing relationships with them, such as increases in the guarantee fees we are required to pay, initiatives that increase the number of repurchase demands and/or the manner in which they are pursued, or possible limits on delivery volumes imposed upon us and other sellers/servicers, could also materially and adversely affect our business, including our ability to sell and securitize loans that we acquire through our correspondent production activities or our retail origination activities, and the performance, liquidity and market value of our assets. Moreover, any changes to the nature of the GSEs or their guarantee obligations could redefine what constitutes an Agency MBS and could have broad adverse implications for the market and our business, financial condition, liquidity and results of operations.

        Our ability to generate revenues from newly originated loans that we acquire through our correspondent production activities and originated by our consumer direct line of business is also dependent on the fact that the Agencies have not historically focused on acquiring such loans directly from the smaller mortgage lenders with whom we have relationships, but have instead relied on banks and non-bank aggregators such as us to acquire, aggregate and securitize or otherwise sell loans from such lenders to investors in the secondary market. Certain of the Agencies have approved more of the smaller lenders that traditionally might not have qualified for such approvals, and more importantly are discussing programs where they would facilitate new or expanded options for a broad range of lenders to sell their servicing through executions other than whole loan sales to correspondent aggregators. In the future, the Agencies may continue to create initiatives, programs and technology that serve to discourage correspondent aggregators. To the extent that lenders choose to sell directly to the Agencies rather than through correspondent aggregators like us, this reduces the number of loans available for purchase in the correspondent business channel and could materially and adversely affect our business, financial condition, liquidity and results of operations.

We are required to have various Agency approvals and state licenses in order to conduct our business and there is no assurance we will be able to maintain those Agency approvals or state licenses or that changes in Agency guidelines will not materially and adversely affect our business, financial condition and results of operations.

        We are subject to state mortgage lending, purchase and sale, loan servicing or debt collection licensing and regulatory requirements. Our failure to obtain any necessary licenses, comply with applicable licensing laws or satisfy the various requirements to maintain them over time could restrict our consumer direct business activities or loan purchase and sale or servicing activities, result in litigation, or civil and other monetary penalties, or criminal penalties, or cause us to default under certain of our lending arrangements, any of which could materially and adversely impact our business, financial condition, liquidity and results of operations.

        Our lenders require us to maintain all FHA, VA and USDA approvals. We are also required to hold Agency approvals in order to sell mortgage loans to a particular Agency and/or service such mortgage loans on their behalf. Our failure to satisfy the various requirements necessary to maintain such Agency approvals over time would also substantially restrict our business activities and could adversely impact our results of operations and financial condition including defaults under our warehouse financings.

        We are also required to follow specific guidelines that impact the way that we originate and service Agency loans. A significant change in these guidelines that has the effect of decreasing the fees we charge or requires us to expend additional resources in providing mortgage services could decrease our revenues or increase our costs, which could also adversely affect our business, financial condition and results of operations.

        In addition, we are subject to periodic examinations by federal and state regulators, our lenders and the Agencies, which can result in increases in our administrative costs, the requirement to pay substantial penalties due to compliance errors or the loss of our licenses. Negative publicity or fines and penalties incurred in one jurisdiction may cause investigations or other actions by regulators in other jurisdictions and could adversely impact our business.

If we are unable to comply with TRID rules, our business and operations could be materially and adversely affected.

        The CFPB's TILA-RESPA Integrated Disclosure ("TRID") rules impose requirements on consumer facing disclosure rules and impose certain waiting periods to allow consumers time to shop for and consider the loan terms after receiving the required disclosures. If we fail to comply with the TRID rules, we may be unable to sell loans that we originate or purchase, or we may be required to sell such loans at a discount compared to other loans. We could also be subject to repurchase or indemnification claims from purchasers of such loans, including the GSEs.

Failure by us or our subservicers to comply with applicable laws and regulations may adversely affect our business.

        Mortgage servicing is subject to extensive and evolving federal, state and local laws and regulations, with significant new legal requirements being implemented as a result of the COVID-19 pandemic. Mortgage servicers are contractually obligated to service the mortgage loans underlying mortgage servicing rights in compliance with such laws and regulations. Failure by us or any subservicer we currently engage or engage in the future to comply with such laws and regulations may result in a servicer termination event or an event of default of the servicer under the related servicing agreements. If a servicer termination event or event of default has occurred under a servicing agreement, we may be terminated as servicer (or we may be terminated as servicer under a servicing agreement related to an MSR prior to its transfer to us). As a result, we may not receive any compensation for the loss of the related MSR assets, possibly including the right to be reimbursed for any outstanding servicing advances as the related loans are brought current, modified, liquidated or charged off. In addition, our failure or our subservicers' failure to comply with applicable laws and regulations in connection with servicing mortgage loans underlying our MSRs, could possibly lead to civil and criminal liability, loss of licensing, damage to our reputation in the industry, fines and penalties and litigation, including class action lawsuits, or administrative enforcement actions. Any of these outcomes would have a material adverse effect on our operating results and may make it more difficult for us to originate additional mortgage servicing rights in the future.

Our and our subservicers' servicing policies and procedures are subject to examination by our regulators, and the results of these examinations may be detrimental to our business.

        As a loan servicer, we are examined for compliance with U.S. federal, state and local laws, rules and guidelines by numerous regulatory agencies. It is possible that any of these regulators will inquire about our servicing practices, policies or procedures, or those of our subservicers, and require us or our subservicers to revise them in the future. The occurrence of one or more of the foregoing events or a determination by any court or regulatory agency that our or our subservicers' servicing policies and procedures do not comply with applicable law could lead to downgrades by one or more rating agencies, a transfer of our servicing responsibilities, increased delinquencies on mortgage loans we service or any combination of these events. Such a determination could also require us to modify our servicing standards.

Regulatory changes that do not directly impact us may impact our competitors or potential competitors.

        There are many financial services laws and regulations that do not apply to us directly, but which may impact our actual or potential competitors, particularly banks. Banking regulations, for example, currently serve to limit the amount of MSRs that banks may hold as a percentage of their assets overall. Changes in those regulations could cause an increase or decrease in the interest that banks have for MSR assets, resulting in changes to both their competitiveness in the areas of the mortgage industry that we operate in and the market value of MSRs overall. Significant regulatory changes that allow our competitors to compete more aggressively could potentially have a material adverse effect on our business, financial condition and results of operations.

Unlike competitors that are state or federally chartered banks, we are subject to certain licensing and operational requirements of states and other jurisdictions that result in substantial compliance costs, and our business would be adversely affected if we lose our licenses.

        Because we are not a state or federally chartered depository institution, we do not benefit from exemptions from state mortgage lending, loan servicing or debt collection licensing and regulatory requirements. We must comply with state licensing requirements and varying compliance requirements in all states in which we operate and the District of Columbia, and regulatory changes may increase our costs through stricter licensing laws, disclosure laws or increased fees or may impose conditions to licensing that we or our personnel are unable to meet.

        In most states in which we operate, a regulatory agency or agencies regulate and enforce laws relating to mortgage servicers and mortgage originators. Future state legislation and changes in existing regulation may significantly increase our compliance costs or reduce the amount of ancillary income we are entitled to collect from borrowers or otherwise. This could make our business cost-prohibitive in the affected state or states and could materially affect our business, financial condition and results of operations.

Our or our subservicers' inability to meet certain net worth and liquidity requirements imposed by the Agencies could have a material adverse effect on our business, financial condition and results of operation.

        We and our subservicers are subject to minimum financial eligibility requirements for Agency mortgage sellers and servicers and MBS issuers, as applicable. These eligibility requirements set forth the minimum financial requirements for mortgage sellers and servicers and MBS issuers to do business with the Agencies. These minimum financial requirements, which are described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources," include net worth, capital ratio and liquidity criteria that set a minimum level of capital needed to adequately absorb potential losses and a minimum amount of liquidity needed to service Agency mortgage loans and MBS and cover the associated financial obligations and risks. The financial and other terms and conditions of Agency approvals are subject to change. For example, we expect Ginnie Mae to raise its counterparty risk management standards as it noted in its recently released publication titled, "Ginnie Mae 2020: Roadmap for Sustaining Low-Cost Home Ownership."

        In order to meet these minimum financial requirements, we and our subservicers are required to maintain cash and cash equivalents in amounts that may adversely affect our or their business, financial condition, liquidity and results of operations, and this could significantly impede us and our subservicers, as non-bank mortgage lenders, from growing our respective businesses and place us at a competitive disadvantage in relation to banks and certain other financial institutions. To the extent that such minimum financial requirements are not met, the Agencies may suspend or terminate Agency approval or certain agreements with us or our subservicers, which could cause us or our subservicers to default under our financing arrangements and/or have a material adverse effect on our business, financial condition, liquidity and results of operations.

Mortgage loan modification and refinance programs, future legislative action, and other actions and changes may materially and adversely affect the value of, and the returns on, the assets in which we invest.

        The U.S. government, primarily through the Agencies, has established loan modification and refinance programs designed to provide homeowners with assistance in avoiding residential mortgage loan foreclosures. We can provide no assurance that we will be eligible to use any government programs or, if eligible, that we will be able to utilize them successfully. These programs, future U.S. federal, state or local legislative or regulatory actions that result in the modification of outstanding mortgage loans, as well as changes in the requirements necessary to qualify for modifications or refinancing mortgage loans with the GSEs or Ginnie Mae, may adversely affect the value of, and the returns on MSRs, residential mortgage loans, residential MBS, real estate-related securities and various other asset classes in which we invest, all of which could require us to repurchase loans, generally, and specifically from Ginnie Mae and the GSEs, which may result in a material adverse effect on our business and liquidity.

Private legal proceedings alleging failures to comply with applicable laws or regulatory requirements, and related costs, could adversely affect our financial condition and results of operations.

        We are subject to various pending private legal proceedings challenging, among other things, whether certain of our loan origination and servicing practices and other aspects of our business comply with applicable laws and regulatory requirements. The outcome of any legal matter is never certain. In the future, we are likely to become subject to other private legal proceedings alleging failures to comply with applicable laws and regulations, including putative class actions, in the ordinary course of our business.

        With respect to legal actions for impending or expected foreclosures, we may incur costs if we are required to, or if we elect to, execute or re-file documents or take other actions in our capacity as a servicer. We may incur increased litigation costs if the validity of a foreclosure action is challenged by a borrower or a class of borrowers. In addition, if a court rules that the lien of a homeowners association takes priority over the lien we service, we may incur legal liabilities and costs to defend such actions. If a court dismisses or overturns a foreclosure because of errors or deficiencies in the foreclosure process, we may have liability in our capacity as seller, servicer or otherwise to the loan owner, a borrower, title insurer or the purchaser of the property sold in foreclosure. These costs and liabilities may not be legally or otherwise reimbursable to us, particularly to the extent they relate to securitized mortgage loans or loans that we sell to the GSEs or other third parties. A significant increase in litigation costs and losses occurring from lawsuits could trigger a default or cross-defaults under our financing arrangements, which could have a material adverse effect on our liquidity, business, financial condition and results of operations.

Residential mortgage foreclosure proceedings in certain states have been delayed due to lack of judicial resources and legislation.

        Several states, including California and Nevada, have enacted Homeowner's Bill of Rights legislation to establish mandatory loss mitigation practices for homeowners which cause delays in foreclosure proceedings. It is possible that additional states could enact similar laws in the future. Delays in foreclosure proceedings could require us to delay the recovery of advances, which could materially affect our business, results of operations and liquidity and increase our need for capital.

        When a mortgage loan we service is in foreclosure, we are generally required to continue to advance delinquent principal and interest to the securitization trust and to make advances for delinquent taxes and insurance and foreclosure costs and the upkeep of vacant property in foreclosure to the extent that we determine that such amounts are recoverable. These servicing advances are generally recovered when the delinquency is resolved. Regulatory actions that lengthen the foreclosure process will increase the amount of servicing advances that we are required to make, lengthen the time it takes for us to be reimbursed for such advances and increase the costs incurred during the foreclosure process.

        The CARES Act temporarily paused all foreclosures, and the Agencies have further extended the pause on foreclosures. Many state governors also issued orders, directives, guidance or recommendations halting foreclosure activity including evictions. These measures will increase our operating costs, extend the time we advance for delinquent taxes and insurance and could delay our ability to seek reimbursement from the investor to recoup some or all of the advances. We cannot predict when or on what terms and conditions these measures will be lifted, which will depend on future legislative and regulatory developments in response to the COVID-19 pandemic.

        Increased regulatory scrutiny and new laws and procedures could cause us to adopt additional compliance measures and incur additional compliance costs in connection with our foreclosure processes. We may incur legal and other costs responding to regulatory inquiries or any allegation that we improperly foreclosed on a borrower. We could also suffer reputational damage and could be fined or otherwise penalized if we are found to have breached regulatory requirements.

Regulatory agencies and consumer advocacy groups are becoming more aggressive in asserting claims that the practices of lenders and loan servicers result in a disparate impact on protected classes.

        Antidiscrimination statutes, such as the Fair Housing Act and the Equal Credit Opportunity Act, prohibit creditors from discriminating against loan applicants and borrowers based on certain characteristics, such as race, sex, religion and national origin. The Fair Housing Act also expressly prohibits discrimination with respect to the purchase of mortgage loans. Various federal regulatory agencies and departments, including the U.S. Department of Justice and CFPB, take the position that these laws apply not only to intentional discrimination, but also to neutral practices that have a disparate impact on a group that shares a characteristic that a creditor may not consider in making credit decisions (i.e., creditor or servicing practices that have a disproportionate negative affect on a protected class of individuals).

        These regulatory agencies, as well as consumer advocacy groups and plaintiffs' attorneys, are focusing greater attention on "disparate impact" claims. The U.S. Supreme Court recently confirmed that the "disparate impact" theory applies to cases brought under the FHA, while emphasizing that a causal relationship must be shown between a specific policy of the defendant and a discriminatory result that is not justified by a legitimate objective of the defendant. Although it is still unclear whether the theory applies under the Equal Credit Opportunity Act, regulatory agencies and private plaintiffs can be expected to continue to apply it to both the Fair Housing Act and the Equal Credit Opportunity Act in the context of home loan lending and servicing. To extent that the "disparate impact" theory continues to apply, we may be faced with significant administrative burdens in attempting to comply and potential liability for failures to comply.

        Furthermore, many industry observers believe that the "ability to repay" rule issued by the CFPB, discussed above may have the unintended consequence of having a disparate impact on protected classes. Specifically, it is possible that lenders that make only qualified mortgages may be exposed to discrimination claims under a disparate impact theory.

        In addition to reputational harm, violations of the Equal Credit Opportunity Act and the Fair Housing Act can result in actual damages, punitive damages, injunctive or equitable relief, attorneys' fees and civil money penalties.

Challenges to the MERS System could materially and adversely affect our business, results of operations and financial condition.

        MERSCORP Holdings, Inc. is a wholly-owned subsidiary of Intercontinental Exchange, Inc. that maintains an electronic registry, referred to as the MERS System, which tracks servicing rights and ownership of home loans in the United States. Mortgage Electronic Registration Systems, Inc. ("MERS"), a wholly-owned subsidiary of MERSCORP Holdings, Inc., can serve as a nominee for the owner of a home loan and in that role initiate foreclosures or become the mortgagee of record for the loan in local land records. We have in the past and may continue to use MERS as a nominee. The MERS System is widely used by participants in the mortgage finance industry.

        Several legal challenges in the courts and by governmental authorities have been made disputing MERS's legal standing to initiate foreclosures or act as nominee for lenders in mortgages and deeds of trust recorded in local land records. These challenges have focused public attention on MERS and on how home loans are recorded in local land records. Although most legal decisions have accepted MERS as mortgagee, these challenges could result in delays and additional costs in commencing, prosecuting and completing foreclosure proceedings, conducting foreclosure sales of mortgaged properties and submitting proofs of claim in consumer bankruptcy cases.

Risks Related to Our Mortgage Assets

Our acquisition of mortgage servicing rights exposes us to significant risks.

        MSRs arise from contractual agreements between us and the investors (or their agents) in mortgage securities and mortgage loans that we service on their behalf. We generally create MSRs in connection with our sale of mortgage loans to the Agencies or others where we assume the obligation to service such loans on their behalf. We may also purchase MSRs from third-party sellers. All MSR capitalizations are recorded at fair value on our balance sheet. The determination of the fair value of MSRs requires our management to make numerous estimates and assumptions. Such estimates and assumptions include, without limitation, estimates of future cash flows associated with MSRs based upon assumptions involving interest rates as well as the prepayment rates, delinquencies and foreclosure rates of the underlying serviced mortgage loans. The ultimate realization of future cash flows from the MSRs may be materially different than the values of such MSRs as may be reflected in our consolidated balance sheet as of any particular date. The use of different estimates or assumptions in connection with the valuation of these assets could produce materially different fair values for such assets, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Accordingly, there may be material uncertainty about the fair value of any MSRs we acquire or hold.

        Prepayment speeds significantly affect MSRs. Prepayment speed is the measurement of how quickly borrowers pay down the unpaid principal balance of their loans or how quickly loans are otherwise brought current, modified, liquidated or charged off. We base the value of MSRs on, among other things, our projection of the cash flows from the related mortgage loans. Our expectation of prepayment speeds is a significant assumption underlying those cash flow projections. If prepayment speed expectations increase significantly, the fair value of the MSRs could decline and we may be required to record a non-cash charge, which would have a negative impact on our financial results. Furthermore, a significant increase in prepayment speeds could materially reduce the ultimate cash flows we receive from MSRs, and we could ultimately receive substantially less than what we estimated when initially capitalizing such assets.

        Moreover, delinquency rates also have a significant impact on the valuation of any MSRs. An increase in delinquencies generally results in lower revenue because typically we only collect servicing fees from Agencies or mortgage owners for performing loans. Our expectation of delinquencies is also a significant assumption underlying our cash flow projections. If delinquencies are significantly greater than we expect, the estimated fair value of the MSRs could be diminished. Increased delinquencies also typically translate into increased defaults and liquidations, and as an MSR owner we are also responsible for certain expenses and losses associated with the loans we service, particularly on loans sold to Ginnie Mae. A reduction in the fair value of the MSR or an increase in defaults and liquidations would adversely impact our business, financial condition, liquidity and results of operations.

        Changes in interest rates are a key driver of the performance of MSRs. Historically, the fair value of MSRs has increased when interest rates rise and decreased when interest rates decline due to the effect those changes in interest rates have on prepayment estimates. We may pursue various hedging strategies to seek to reduce our exposure to adverse changes in fair value resulting from changes in interest rates. Our hedging activity will vary in scope based on the level and volatility of interest rates, the type of assets held and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us. To the extent we do not utilize derivative financial instruments to fully hedge against changes in fair value of MSRs or the derivatives we use in our hedging activities do not perform as expected, our business, financial condition, liquidity and results of operations would be more susceptible to volatility due to changes in the fair value of, or cash flows from, MSRs as interest rates change.

        Furthermore, MSRs and the related servicing activities are subject to numerous federal, state and local laws and regulations and may be subject to various judicial and administrative decisions imposing various requirements and restrictions on our business. Our failure to comply, or the failure of our subservicer to comply, with the laws, rules or regulations to which we or they are subject by virtue of ownership of MSRs, whether actual or alleged, could expose us to fines, penalties or potential litigation liabilities, including costs, settlements and judgments, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our counterparties may terminate our servicing rights and subservicing contracts under which we conduct servicing activities.

        The majority of the mortgage loans we service are serviced on behalf of the GSEs and Ginnie Mae. These entities establish the base service fee to compensate us for servicing loans as well as the assessment of fines and penalties that may be imposed upon us for failing to meet servicing standards.

        As is standard in the industry, under the terms of our master servicing agreements with the GSEs, the GSEs have the right to terminate us as servicer of the loans we service on their behalf at any time and also have the right to cause us to sell the MSRs to a third party. In addition, failure to comply with servicing standards could result in termination of our agreements with the GSEs with little or no notice and without any compensation. If any of Fannie Mae, Freddie Mac or Ginnie Mae were to terminate us as a servicer, or increase our costs related to such servicing by way of additional fees, fines or penalties, such changes could have a material adverse effect on the revenue we derive from servicing activity, as well as the value of the related MSRs. These agreements, and other servicing agreements under which we service mortgage loans for non-GSE loan purchasers, also require that we service in accordance with GSE servicing guidelines and contain financial covenants. Under our subservicing contracts, the primary servicers for which we conduct subservicing activities have the right to terminate our subservicing rights with or without cause, with little notice and little to no compensation. If we were to have our servicing or subservicing rights terminated on a material portion of our servicing portfolio, this could adversely affect our business.

We may not be capable of adequately recapturing our MSR assets when borrowers refinance or obtain a new loan upon payoff.

        We are not yet mature in our process of soliciting and serving borrowers in our servicing portfolio who are or may be obtaining a new loan, and there can be no assurance that we will effectively and efficiently protect our MSR assets from runoff now or in the future. We currently do not operate our

Consumer Direct channel in all states for which we have loans in our MSR portfolio. We cannot guarantee that we will be successful in our efforts to obtain or maintain the required licenses and to effectively implement the operational infrastructure necessary to expand such operations in each relevant state. We do not currently originate purchase money loans at any significant scale in our Consumer Direct channel to the existing borrowers in our MSR portfolio or to other customers, nor do we offer in our Consumer Direct channel all of the loan programs that we purchase from other lenders in our Correspondent channel. Our failure to operate a mature retail lending operation with a full product menu and geographic footprint limits our ability to retain our existing customers and capitalize new MSRs of an attractive level, which results in increased costs to originate new loans in our portfolio. Our lack of capabilities related to recapturing our existing loans that are refinanced may adversely impact our business, financial condition, liquidity, and results of operations.

The failure of our subservicers to effectively service our portfolio of MSRs and mortgage loans would materially and adversely affect us.

        We have contracted with Cenlar to provide us with mortgage loan servicing for approximately 99% of our portfolio of MSRs and mortgage loans. Such loan servicing activities include collecting principal, interest and escrow account payments, if any, with respect to mortgage loans, as well as managing loss mitigation, which may include, among other things, collection activities, loan workouts, modifications, foreclosures and short sales. The ability of our subservicers, especially Cenlar, to effectively service our portfolio of mortgage loans is critical to our success, particularly given our strategy in MSRs, the requirement to execute initiatives and programs focused on keeping borrowers in their homes; or in the case of nonperforming loans, effecting property liquidations in a timely, orderly and economically efficient manner. There are a number of factors out of our control that can negatively impact our subservicers' ability to effectively service our portfolio and to satisfy their contractual obligations to us. These include both intentional actions the subservicers take in running their businesses such as management of staffing levels and the number of customers serviced, and the occurrence of external events including but not limited to regulatory changes, enforcement actions, and natural disasters that may negatively impact the performance of our subservicers. The failure of our subservicers to effectively service our portfolio of MSRs and mortgage loans could result in ineligibility to sell loans to the Agencies, issue Agency MBS, and defaults and cross-defaults under our financing arrangements, all of which would adversely impact our business, financial condition, liquidity and results of operations.

A significant increase in delinquencies for the loans we service could have a material impact on our revenues, expenses and liquidity and on the valuation of our MSRs.

        An increase in delinquencies will result in lower revenue for loans we service for the GSEs and Ginnie Mae because we only collect servicing fees from the GSEs and Ginnie Mae from payments made on the mortgage loans. Additionally, while increased delinquencies generate higher ancillary revenues, including late fees, these fees may not be collected until the related loan reinstates or in the event that the related loan is liquidated. In addition, an increase in delinquencies may result in certain other advances being made on behalf of delinquent loans, which may not be entirely reversible and would decrease the interest income we receive on cash held in collection and other accounts to the extent permitted under applicable requirements.

        The costs of servicing portfolios of delinquent mortgage loans have been rising in recent years without a corresponding increase in servicing compensation. Executive initiatives such as the Home Affordable Modification Program (the "HAMP"), which is a part of the U.S. government's broader Home Affordability and Stability Plan, encourages loan modifications for borrowers under loans that are either already in default or are at risk of imminent default. The HAMP requires participating servicers to evaluate on a loan-by-loan basis whether a modification, the terms of which are established to achieve a desired debt-to-income ratio, would yield greater expected cash flow (using net present value analysis) than if the mortgage loan was permitted to be foreclosed upon. The deadline for new applications under HAMP was December 30, 2016. This program, as well as existing or future proposed legislation and/or governmental intervention designed to protect consumers, may have an adverse impact on servicers, by increasing costs and expenses of servicers while at the same time decreasing servicing cash flows adversely affecting collateral value. An increase in delinquencies will result in a higher cost to service due to the increased time and effort required by our subservicers to collect payments from delinquent borrowers, to protect against property foreclosures and an increase in interest expense as a result of an increase in our advancing obligations.

        We base the price we pay for MSRs on, among other things, our projections of the cash flows from the related mortgage loans. Our expectation of delinquencies is a significant assumption underlying those cash flow projections. If delinquencies were significantly greater than expected, the estimated fair value of our MSRs could be diminished. If the estimated fair value of MSRs is reduced, we may not be able to satisfy minimum net worth covenants and borrowing conditions in our debt agreements and we could suffer a loss, which could trigger a default and cross-defaults under our other financing arrangements and trading agreements (impacting our ability to enter into hedging transactions) and the possible loss of our eligibility to sell loans to the Agencies or issue Agency MBS, all of which would likely have a material adverse effect on our business, financial condition and results of operations.

        We are also subject to risks of borrower defaults and bankruptcies in cases where we might be required to repurchase loans sold with recourse or under representations and warranties. A borrower filing for bankruptcy during foreclosure would have the effect of staying the foreclosure and thereby delaying the foreclosure process, which may potentially result in a reduction or discharge of a borrower's mortgage debt. Even if we are successful in foreclosing on a loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. For example, foreclosure may create a negative public perception of the related mortgaged property, resulting in a diminution of its value. Furthermore, any costs or delays involved in the foreclosure of the loan or a liquidation of the underlying property will further reduce the net proceeds and, thus, increase the loss. If these risks materialize, they could have a material adverse effect on our business, financial condition and results of operations. In addition, in the event of a default under any mortgage loan we have not sold, we will bear the risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and of the mortgage loan.

Our inability to promptly foreclose upon defaulted mortgage loans could increase our cost of doing business and/or diminish our expected cash flows.

        Our ability to promptly foreclose upon defaulted mortgage loans and liquidate the underlying real property plays a critical role in our valuation of the assets which we acquire and our expected cash flows on such assets. There are a variety of factors that may inhibit our ability to foreclose upon a mortgage loan and liquidate the real property within the time frames we model as part of our valuation process or within the statutes of limitation under applicable state law. These factors include, without limitation: extended foreclosure timelines in states that require judicial foreclosure, including states where we hold high concentrations of mortgage loans, significant collateral documentation deficiencies, federal, state or local laws that are borrower friendly, including legislative action or initiatives designed to provide homeowners with assistance in avoiding residential mortgage loan foreclosures and that serve to delay the foreclosure process, HAMP and similar programs that may require specific procedures to be followed to explore the refinancing of a mortgage loan prior to the commencement of a foreclosure proceeding and declines in real estate values and sustained high levels of unemployment that increase the number of foreclosures and place additional pressure on the judicial and administrative systems.

A decline in the fair value of the real estate that we acquire, or that underlies the mortgage loans we own or service may result in reduced risk-adjusted returns or losses.

        A substantial portion of our assets are measured at fair value. The fair value of the real estate that we own or that underlies mortgage loans that we own or service is subject to market conditions and requires the use of assumptions and complex analyses. Changes in the real estate market may adversely affect the fair value of the collateral and thereby lower the cash to be received from its liquidation. Depending on the investor and/or insurer or guarantor, we may suffer financial losses that increase when we or they receive less cash upon liquidation of the collateral for defaulted loans that we service. The same would apply to loans that we own. In addition, adverse changes in the real estate market increase the probability of default of the loans we own or service.

We are subject to certain risks associated with investing in real estate and real estate related assets, including risks of loss from adverse weather conditions and man-made or natural disasters, which may cause disruptions in our operations.

        Weather conditions and man-made or natural disasters such as hurricanes, tornadoes, earthquakes, floods, droughts, fires and other environmental conditions can damage properties that we own or that collateralize loans we own or service. In addition, the properties where we conduct business could be adversely impacted. Future adverse weather conditions including "global warming" and man-made or natural disasters could also adversely impact the demand for, and value of, our assets, as well as the cost to service or manage such assets which includes the availability of our staff and employees, directly impact the value of our assets through damage, destruction or loss, and thereafter materially impact the availability or cost of insurance to protect against these events. Although we believe our properties collateralizing our assets or underlying our MSR assets are adequately covered by insurance in accordance with industry standards, we cannot predict at this time if we or our borrowers, and particularly borrowers located on the coasts, will be able to obtain appropriate coverage at a reasonable cost in the future. In addition, there is a risk that one or more of the insurers of property on which we held an interest may not be able to fulfill their obligations with respect to claims payments due to deterioration in its financial condition.

        Certain types of losses, generally of a catastrophic nature, that result from events described above such as earthquakes, floods, hurricanes, tornados, terrorism or acts of war may also be uninsurable, not economically insurable or not required to be insured by borrowers or lenders based on industry standards. Inflation, changes in building codes and ordinances, environmental considerations and other factors, including terrorism or acts of war, also might make the insurance proceeds insufficient to repair or replace a property if it is damaged or destroyed. Under these circumstances, the insurance proceeds received might not be adequate to restore our economic position with respect to the affected real property. In addition, depending on the mortgage loan investor and the mortgage insurer or guarantor, we as servicer may be responsible for repairing uninsured damage to properties or incurring losses in connection with the loss in value of such damaged properties even when we do not own the loan we are servicing. For example, for loans insured by the FHA that go into default, we are responsible for delivering the underlying property in marketable condition to the FHA prior to obtaining proceeds from FHA insurance, regardless of whether or not any property damage is covered by property and casualty insurance. For properties where damage is not covered by property and casualty insurance, the requirement to either repair properties at our own expense or to forego FHA insurance proceeds may represent a significant financial obligation for us, especially in the event of a widespread natural disaster. FHA insurance does not cover significant property damage, regardless of the reason of the damage occurrence and whether or not the damage is covered by other insurance.

        The aforementioned risk of property loss and the failure to recoup such losses through our insurance policies could have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by concentration risks of various kinds that apply to our mortgage or MSR assets at any given time, as well as from unfavorable changes in the related geographic regions containing the properties that secure such assets.

        Our mortgage and MSR assets are not subject to any geographic, diversification or concentration limitations except that we will be concentrated in mortgage-related assets. Accordingly, our mortgage and MSR assets may be concentrated by geography, investor, originator, insurer, loan program, property type and/or borrower, increasing the risk of loss to us if the particular concentration in our portfolio is subject to greater risks or is undergoing adverse developments. As of June 30, 2020, approximately 15.1% and 11.5% of our mortgage and MSR assets had underlying properties in Texas and California, respectively. We may be disproportionately affected by general risks such as natural disasters, including major hurricanes, tornadoes, wildfires, floods and earthquakes, severe or inclement weather and acts of terrorism should such developments occur in or near the markets in California or Texas in which such properties are located. In addition, adverse conditions in the areas where the properties securing or otherwise underlying our mortgage and MSR assets are located such as Texas, California and Florida (including business layoffs or downsizing, industry slowdowns, changing demographics, natural disasters and other factors) and local real estate conditions (such as oversupply or reduced demand) may have an adverse effect on the value of those assets. A material decline in the demand for real estate in these areas, regardless of the underlying cause, may materially and adversely affect us. Concentration or a lack of diversification can increase the correlation of non-performance and foreclosure risks among subsets of our mortgage and MSR assets, which could have a material adverse effect on our business, financial condition and results of operations.

Many of our mortgage assets may be illiquid and we may not be able to adjust our portfolio in response to changes in economic and other conditions.

        Our MSRs, securities and mortgage loans that we acquire may be or become illiquid. It may also be difficult or impossible to obtain or validate third-party pricing on the assets that we purchase. Illiquid investments typically experience greater price volatility, as a ready market does not exist, or may cease to exist and such investments can be more difficult to value. Contractual restrictions on transfer or the illiquidity of our assets may make it difficult for us to sell such assets if the need or desire arises, which could impair our ability to satisfy margin calls or access capital for other purposes when needed. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the recorded value, or may not be able to obtain any liquidation proceeds at all, thus exposing us to a material or total loss.

Fair values of our MSRs are estimates and the realization of reduced values from our recorded estimates may materially and adversely affect our financial results and credit availability.

        The fair values of our MSRs are not readily determinable and the fair value at which our MSRs are recorded may differ from the values we ultimately realize. Ultimate realization of the fair value of our MSRs depends to a great extent on economic and other conditions that change during the time period over which it is held and are beyond our control. Further, fair value is only an estimate based on good faith judgment of the price at which an asset can be sold since transacted prices of MSRs can only be determined by negotiation between a willing buyer and seller. In certain cases, our estimation of the fair value of our MSRs includes inputs provided by third-party dealers and pricing services, and valuations of certain securities or other assets in which we invest are often difficult to obtain and are subject to judgments that may vary among market participants. Changes in the estimated fair values of those assets are directly charged or credited to earnings for the period. If we were to liquidate a particular asset, the realized value may be more than or less than the amount at which such asset was recorded. Accordingly, in either event, our financial condition could be materially and adversely affected by our determinations regarding the fair value of our MSRs, and such valuations may fluctuate over short periods of time.

We utilize analytical models and data in connection with the valuation of our assets, and any incorrect, misleading or incomplete information used in connection therewith would subject us to potential risks.

        We rely heavily on models and data to value our assets, including analytical models (both proprietary models developed by us and those supplied by third parties) and information and data supplied by third parties, including Cenlar. Models and data are also used in connection with our potential acquisition of assets and the hedging of those acquisitions. Models are inherently imperfect predictors of actual results because they are based on historical data available to us and our assumptions about factors such as future mortgage loan demand, default rates, severity rates, home price trends and other factors that may overstate or understate future experience. Our models could produce unreliable results for a number of reasons, including the limitations of historical data to predict results due to unprecedented events or circumstances, invalid or incorrect assumptions underlying the models, the need for manual adjustments in response to rapid changes in economic conditions, incorrect coding of the models, incorrect data being used by the models or inappropriate application of a model to products or events outside of the model's intended use. In particular, models are less dependable when the economic environment is outside of historical experience.

        In the event models and data prove to be incorrect, misleading or incomplete, any decisions made in reliance thereon expose us to potential risks. For example, by relying on incorrect models and data, especially valuation models, we may be induced to buy certain assets at prices that are too high, to sell certain other assets at prices that are too low or to miss favorable opportunities altogether. Similarly, any hedging based on faulty models and data may prove to be unsuccessful.

Liability relating to environmental matters may impact the fair value of properties that we may acquire or the properties underlying our assets.

        Under various U.S. federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator was responsible for, or aware of, the release of such hazardous substances. The presence of hazardous substances may also adversely affect an owner's ability to sell real estate, borrow using the real estate as collateral or make debt payments to us. In addition, if we take title to a property, the presence of hazardous substances may adversely affect our ability to sell the property, and we may become liable to a governmental entity or to third parties for various fines, damages or remediation costs. Any of these liabilities or events may materially and adversely affect the fair value of the relevant asset and/or our business, financial condition, liquidity and results of operations.

We depend on the accuracy and completeness of information from and about borrowers, mortgage loans and the properties securing them, and any misrepresented information could adversely affect our business, financial condition and results of operations.

        In connection with our correspondent and consumer direct activities, we may rely on information furnished by or on behalf of borrowers and/or our business counterparties including correspondent sellers. We also may rely on representations of borrowers and business counterparties as to the accuracy and completeness of that information, and upon the information and work product produced by appraisers, credit repositories, depository institutions and others, as well as the output of automated underwriting systems created by the GSEs and others. If any of this information or work product is intentionally or negligently misrepresented in connection with a mortgage loan and such misrepresentation is not detected prior to loan funding, the fair value of the loan may be significantly lower than expected. Our controls and processes may not have detected or may not detect all misrepresented information in our loan originations or acquisitions, or from our business counterparties. Any such misrepresented information could materially and adversely affect our business, financial condition and results of operations.

Our subservicers have limited liability and indemnity rights.

        Our agreements with our subservicers, including Cenlar, provide that our subservicers will not assume any responsibility other than to provide the services specified in the applicable agreements. In addition, our subservicers will be, subject to certain exceptions, held harmless from, and indemnified by us against, certain liabilities on customary terms. As a result, to the extent we are damaged through certain actions or inactions of our subservicers, our recourse is limited and we may not be able to recover our losses in full or at all.

General Risk Factors

We will incur increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

        As a public company, we will incur significant legal, accounting, administrative and other costs and expenses that we have not previously incurred or have experience with as a private company. We will be subject to the reporting requirements of the Exchange Act which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and rules subsequently implemented by the SEC and the                impose numerous requirements on public companies, including establishment and maintenance of effective disclosure controls and procedures and internal control over financial reporting and corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory "say on pay" voting requirements that will apply to us when we cease to be an emerging growth company. Shareholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and may impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel will need to devote a substantial amount of time to compliance with these laws and regulations. These requirements have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers.

        The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements and appropriately training our employees and management. However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are an "emerging growth company," and the reduced disclosure requirements applicable to such companies could make our Class A common stock less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act enacted in April 2012, and may remain an "emerging growth company" until the last day of the year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a "large accelerated filer," our annual gross revenues equals or exceeds an amount specified by regulation (currently $1.07 billion) or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For as long as we remain an "emerging growth company," we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not "emerging growth companies." These exemptions include:

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  being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure;

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  not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

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  reduced disclosure obligations regarding executive compensation; and

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  exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

        We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements of our predecessor and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our Class A common stock less attractive if we rely on these exemptions. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to take advantage of this extended transition period and therefore will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We cannot predict if investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

We will be a controlled company within the meaning of the                rules and, as a result, will qualify for and will rely on exemptions from certain corporate governance requirements.

        After the completion of this offering, our controlling stockholder will continue to control a majority of the voting power of our outstanding shares. As a result, we will be a controlled company within the meaning of the corporate governance standards of the            . Under the                rules, a controlled company may elect not to comply with certain corporate governance requirements of the                , including the requirements that:

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  a majority of the board of directors consist of independent directors;

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  the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

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  the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

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  there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

        Following this offering, we intend to utilize these exemptions, including the exemption for a board of directors composed of a majority of independent directors. In addition, although we have adopted charters for our compensation committee and nominating and corporate governance committee and intend to conduct annual performance evaluations for these committees, neither of these committees will be composed entirely of independent directors immediately following the completion of this

offering. The phase-in rules of the SEC and the                with respect to the audit committee permit us to have an audit committee that has a majority of members that are independent within 90 days thereafter and all members that are independent within one year thereafter. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the                 .

We will be controlled by A-A Mortgage, an entity controlled by Apollo, whose interests may conflict with our interests and the interests of other stockholders.

        After giving effect to the Transactions, A-A Mortgage, an entity controlled by Apollo, will hold        % of our issued and outstanding Class B common stock after this offering and will represent approximately        % of the combined voting power of our outstanding common stock after this offering (or approximately         % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, A-A Mortgage will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger or sale of substantially all of our assets. So long as A-A Mortgage continues to directly or indirectly own a significant amount of our equity, even if such amount is less than a majority of the combined voting power of our common stock, A-A Mortgage will continue to be able to substantially influence the outcome of votes on all matters requiring approval by the stockholders, including our ability to enter into certain corporate transactions. The interests of A-A Mortgage could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership held by A-A Mortgage could delay, defer or prevent a change of control of our Company or impede a merger, takeover or other business combination that may otherwise be favorable for us.

        In addition, because A-A Mortgage holds an interest in our business directly through Aris Holding, rather than through AmeriHome, Inc., A-A Mortgage may have conflicting interests with holders of shares of our Class A common stock. For example, A-A Mortgage may have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the Tax Receivable Agreement that we will enter in connection with this offering, and whether and when AmeriHome, Inc. should terminate the Tax Receivable Agreement and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration A-A Mortgage's tax or other considerations even where no similar benefit would accrue to us. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Our directors may have conflicts of interest because of their ownership of equity interests of, and their employment with, Apollo and our affiliates.

        Certain of our directors hold ownership interests in affiliates of Apollo and/or ownership in and employment positions with its affiliates. Such interests in affiliates of Apollo by our directors could create, or appear to create, potential conflicts of interest when our directors are faced with decisions that could have different implications for us and for Apollo or its affiliates. We cannot assure you that any conflicts of interest will be resolved in our favor. For a further description of our relationship with affiliates of Apollo, see "Certain Relationships and Related Party Transactions."

Our certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

        Under our certificate of incorporation, none of Athene, Apollo, their respective affiliated funds, the companies owned by such funds, any affiliates of Athene, Apollo or any of their respective officers, directors, principals, partners, members, managers, employees, agents or other representatives will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities or lines of business in which we operate. In addition, our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, principal, partner, member, manager, employee, agent or other representative of Athene, Apollo or their respective affiliates will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Athene, Apollo or their respective affiliates and representatives, instead of us, or does not communicate information regarding a corporate opportunity to us that such individual has directed to Athene, Apollo or their respective affiliates and representatives. For instance, a director of our company who also serves as a director, officer or employee of Athene, Apollo or any of their portfolio companies, funds or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. Upon consummation of this offering, our board of directors will consist of       members,      of whom will be employees of Apollo. These potential conflicts of interest could have a material and adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by any of Athene, Apollo to itself or its affiliated funds, the portfolio companies owned by such funds or any of their affiliates instead of to us. A description of our obligations related to corporate opportunities under our certificate of incorporation are more fully described in "Description of Capital Stock—Corporate Opportunity."

No public market for our stock currently exists, and an active public trading market may not develop or be sustained following this offering.

        Prior to this offering, there has been no public market or active private market for our stock. Although our stock has been approved for listing on the                , an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares. An inactive market may also impair our ability to raise capital by selling stock and may impair our ability to acquire other companies or technologies by using our stock as consideration.

        The initial public offering price for our stock will be determined through negotiations among us and the underwriters, and may not bear any relationship to the market price at which our stock will trade after this offering or to any other established criteria of the value of our business. The price of our stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, many of which are beyond our control and may not be related to our operating performance.

We may invest or spend the proceeds of this offering in ways with which you may not agree or which may not yield a return.

        Our management will have broad discretion to use the net proceeds we receive from this offering, and you will be relying on its judgment regarding the application of these proceeds. We expect to use the net proceeds from this offering as described under the heading "Use of Proceeds." We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or other assets. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds to us from this offering may be invested with a view towards long-term benefits for our stockholders, and this may not increase our operating results or the market value of our stock. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

        As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the                . We expect that the requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources.

        The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

        Our current controls and any new controls we develop may become inadequate because of growth in our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior financial reporting periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act once we cease to be an emerging growth company. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our stock.

        We have expended and anticipate we will continue to expend significant resources, and we expect to provide significant management oversight, to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting. Any failure to maintain the adequacy of our internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business and negatively impact our share price. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the                .

        We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and we are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. To comply with the requirements of being a public company, we will need to undertake various actions, such as implementing new internal controls and procedures. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the market price of our stock.

        The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), as codified by the Financial Accounting Standards Board ("FASB"), requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies," the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to fair value measurements, loans held for sale, IRLCs, mortgage servicing rights and liability for losses under representations and warranties. If our assumptions change or if actual circumstances differ from those in our assumptions, our results of operations may be adversely affected and may fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our stock.

Our stock price may be volatile, and you may not be able to resell our Class A common stock at or above the price you paid.

        Our stock price may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including:

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  a slowdown in the mortgage industry or the general economy;

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  United States and international regulatory, political and economic factors unrelated to our performance;

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  market conditions in the broader stock market;

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  actual or anticipated quarterly or annual variations in our results of operations from those of our competitors;

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  actual or anticipated changes in our growth rate relative to our competitors;

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  changes in earnings estimates or recommendations by securities analysts;

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  fluctuations in the values of companies perceived by investors to be comparable to us;

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  competition from existing technologies and products or new technologies and products that may emerge;

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  the entry into, modification or termination of customer contracts;

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  developments with respect to intellectual property rights;

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  sales, or the anticipation of sales, of our Class A common stock by us, our insiders or our other stockholders, including upon the expiration of contractual lock-up agreements;

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  our ability to develop and market new and enhanced solutions on a timely basis;

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  our commencement of, or involvement in, litigation or governmental investigations;

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  additions or departures of key management or technical personnel;

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  changes in governmental regulations applicable to the market we serve;

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  guidance, if any, that we may provide to the public, any changes in this guidance or our failure to meet this guidance;

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  tax developments;

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  announcements by us or our competitors of new products or services, significant contracts, commercial relationships, capital commitments or acquisitions;

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  public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

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  default under agreements governing our indebtedness;

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  exchange rate fluctuations; and

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  other events or factors, including those from natural disasters, war, actors of terrorism or responses to these events.

        These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our common stock to fluctuate substantially. While we believe that operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results may negatively affect the market price and liquidity of our stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

        In addition, the stock markets, and the market for growth stocks in particular, have from time to time experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A common stock, regardless of our actual operating performance. You may not realize any return on your investment in us and may lose some or all of your investment.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

        The trading market for our Class A common stock will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Class A common stock may have had relatively little experience with our company, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports covering us, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Because our initial public offering price is substantially higher than the as adjusted net tangible book value per share of our outstanding Class A common stock, new investors will incur immediate and substantial dilution.

        The initial public offering price is substantially higher than the as adjusted net tangible book value per share of Class A common stock based on our total tangible assets, which consist of our total assets, reduced by the amount of our total liabilities, goodwill and intangible assets immediately following this offering. Therefore, if you purchase shares of Class A common stock in this offering, you will experience immediate and substantial dilution of approximately $            per share in as adjusted net tangible book value, the difference between the price you pay for our Class A common stock and its as adjusted net tangible book value per share after completion of this offering. Please read "Dilution" for more information on this calculation. Furthermore, any issuance of shares in connection with acquisitions by us, the exercise of stock options or otherwise would dilute the percentage ownership held by the investors who purchase shares of our Class A common stock in this offering.

We do not anticipate paying any cash dividends in the foreseeable future, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

        We do not currently anticipate declaring any cash dividends to holders of our Class A common stock in the foreseeable future. Consequently, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not invest in our Class A common stock.

Anti-takeover provisions contained in our certificate of incorporation could impair a takeover attempt.

        Certain provisions in our certificate of incorporation are intended to have the effect of delaying or preventing a change in control or changes in our management. For example, our certificate of incorporation includes provisions that establish an advance notice procedure for stockholder resolutions to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. These provisions could delay or prevent hostile takeovers and changes in control or changes in our management, even if these events would be beneficial for our stockholders. For further information regarding the anti-takeover provisions, please see the section entitled "Description of Capital Stock."

Future sales, or the perception of future sales, of our Class A common stock may depress the price of our Class A common stock. In addition, a significant portion of our Class A common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

        If we sell, or any of our stockholders sells, a large number of shares of our Class A common stock, or if we issue a large number of shares in connection with future acquisitions, financings or other circumstances, the market price of our Class A common stock could decline significantly. Moreover, the perception in the public market that we or our stockholders might sell shares of our Class A common stock could depress the market price of those shares.

        We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances or sales of our shares will have on the market price of such shares. Sales of substantial amounts of our Class A common stock, including sales by significant stockholders, and shares issued in connection with any additional acquisition, may adversely affect prevailing market prices for our Class A common stock. Possible sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem necessary or appropriate. See "Shares Eligible for Future Sale."

        After this offering, we will have                shares of Class A common stock outstanding. We, all of our directors, executive officers, and certain of our stockholders have agreed to a 180-day lock-up period (subject to certain exceptions) provided under agreements executed in connection with this offering. Certain of our stockholders are selling Class A common shares in this offering outside of these lockup restrictions. See "Principal Stockholders." In addition, Credit Suisse Securities (USA) LLC, in its sole discretion, may release all or some portion of the Class A common stock subject to lock-up agreements at any time and for any reason. We also intend to file a Form S-8 under the Securities Act of 1933, as amended (the "Securities Act"), to register all Class A common stock that we may issue under our equity compensation plans. Moreover, certain stockholders have certain demand registration rights that could require us to file registration statements in connection with sales of our Class A common stock by such stockholder. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement." Such sales by such stockholder could be significant. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the "Underwriting" section of this prospectus. As restrictions on resale end, the market price of our Class A common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them or are released from the restrictions of the lock-up agreements prior to their expiration, which may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.

Our amended and restated certificate of incorporation will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers or employees.

        Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf under Delaware law, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law ("DGCL"), our amended and restated certificate of incorporation or bylaws, (4) any other action asserting a claim that is governed by the internal affairs doctrine, or (5) any other action asserting an "internal corporate claim," as defined in Section 115 of the DGCL, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) in all cases subject to the court having jurisdiction over indispensable parties named as defendants. These exclusive-forum provisions do not apply to claims under the Securities Act or the Exchange Act.

        To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

        Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. However, our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, contains a federal forum provision which provides that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

        Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find the exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains certain "forward-looking statements," as that term is defined in the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements other than statements of historical facts contained in this prospectus, including among others, statements relating to our future financial performance, our business prospects and strategy, anticipated financial position, liquidity and capital needs, the industry in which we operate and other similar matters. Words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "could," "would," "will," "may," "can," "continue," "potential," "should" and the negative of these terms or other comparable terminology often identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the risks discussed in this prospectus. Factors, risks, and uncertainties that could cause actual outcomes and results to be materially different from those contemplated include, among others:

  •
  the magnitude and duration of the COVID-19 pandemic, its impact on the U.S. and global economies and financial markets, and federal, state and local governmental responses to the pandemic;

  •
  changes in our strategic objectives or operational strategies, including any new lines of business or new products and services that may subject us to additional risks;

  •
  the occurrence of natural disasters or other events or circumstances that could impact our operations;

  •
  volatility in our industry, the debt or equity markets, the general economy or the real estate finance and real estate markets specifically, whether the result of market events or otherwise;

  •
  events or circumstances which undermine confidence in the financial markets or otherwise have a broad impact on financial markets, such as the sudden instability or collapse of large depository institutions or other significant corporations, terrorist attacks, natural or man-made disasters, or threatened or actual armed conflicts;

  •
  changes in general business, economic, market, employment and political conditions, or in consumer confidence and spending habits from those expected;

  •
  declines in real estate or significant changes in U.S. housing prices or activity in the U.S. housing market;

  •
  the availability of, and level of competition for, attractive risk-adjusted opportunities to acquire mortgage loans and mortgage-related assets that satisfy our strategic objectives;

  •
  the concentration of credit risks to which we are exposed;

  •
  the degree and nature of our competition;

  •
  our dependence on the performance of our subservicers;

  •
  changes in personnel and lack of availability of qualified personnel at our subservicers;

  •
  the availability, terms and deployment of short-term and long-term capital;

  •
  the adequacy of our cash reserves and working capital;

  •
  our ability to maintain the desired relationship between our financing and the interest rates and maturities of our assets;

  •
  the timing and amount of cash flows, if any, derived from our assets;

  •
  unanticipated increases or volatility in interest rates, financing and other costs;

  •
  the performance, financial condition and liquidity of borrowers;

  •
  our ability to approve and monitor correspondent sellers and underwrite loans to investor standards;

  •
  incomplete or inaccurate information or documentation provided by customers or counterparties, or adverse changes in the financial condition of our customers and counterparties;

  •
  our indemnification and repurchase obligations in connection with mortgage loans we purchase and later sell or securitize;

  •
  the quality and enforceability of the collateral documentation evidencing our ownership and rights in the assets which we acquire;

  •
  increased rates of delinquency, default and/or decreased recovery rates on our loan portfolio;

  •
  the performance of mortgage loans underlying MBS in which we retain credit risk;

  •
  the availability of affordable financing arrangements, and our ability to comply with the financial covenants and other obligations under such financing arrangements;

  •
  our dependence on short-term uncommitted warehouse financings;

  •
  our ability to foreclose on our mortgage assets in a timely manner or at all;

  •
  increased prepayments of the mortgages and other loans underlying our MBS or relating to our MSRs;

  •
  the degree to which our hedging strategies may or may not protect us from interest rate volatility, and uncertainty regarding the impact of interest rate changes on the fair value of our MSRs as well as the cash flows associated with those MSRs;

  •
  the effect of the accuracy of or changes in the estimates we make about uncertainties, contingencies and asset and liability valuations when measuring and reporting upon our financial condition and results of operations;

  •
  our failure to maintain appropriate internal controls over financial reporting;

  •
  technologies for loans and our ability to mitigate security risks and cyber intrusions;

  •
  our ability to obtain and/or maintain licenses and other approvals in those jurisdictions where required to conduct our business;

  •
  our ability to detect misconduct and fraud;

  •
  our ability to comply with various federal, state and local laws and regulations that govern our business;

  •
  developments in the secondary markets for our mortgage loan products;

  •
  legislative and regulatory changes that impact the mortgage loan industry or housing market;

  •
  changes in regulations or the occurrence of other events that impact the business, operations or prospects of government agencies such as Ginnie Mae, the FHA or the VA, the USDA, or GSEs such as Fannie Mae or Freddie Mac, or such changes that increase the cost of doing business with such entities;

  •
  the Dodd-Frank Act and its implementing regulations and regulatory agencies, and any other legislative and regulatory changes that impact the business, operations or governance of mortgage lenders;

  •
  the CFPB, and its issued and future rules and the enforcement thereof;

  •
  changes in government support of homeownership;

  •
  changes in government or government sponsored home affordability programs;

  •
  changes in governmental regulations, accounting treatment, tax rates and similar matters; and

  •
  our failure to deal appropriately with issues that may give rise to reputational risk.

        Many of the important factors that will determine these results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date of this prospectus. Except as otherwise required by law, we do not assume any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. You should refer to the "Risk Factors" section of this prospectus for a discussion of other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements.

 OUR ORGANIZATIONAL STRUCTURE

        AmeriHome, Inc., a Delaware corporation, was formed on August 6, 2020 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering and the Transactions (as defined below), all of our business operations have been conducted through Aris Mortgage Holding Company, LLC ("Aris Holding") and its direct and indirect subsidiaries and the only owners of Aris Holding are certain of our current and former officers and directors and A-A Mortgage.

Existing Organization

        Aris Holding is treated as a partnership for U.S. federal income tax purposes and, as such is generally not subject to any U.S. federal entity-level income taxes. Taxable income or loss of Aris Holding is included in the U.S. federal income tax returns of Aris Holding's members. Prior to the consummation of this offering, the only members of Aris Holding were certain of our current and former officers and directors and A-A Mortgage.

Transactions

        We will consummate the following organizational transactions in connection with this offering:

  •
  we will amend and restate the existing limited liability company agreement of Aris Holding, to, among other things, (i) recapitalize all existing capital interests in Aris Holding into                 LLC Interests and (i) appoint AmeriHome, Inc. as the sole managing member of Aris Holding;

  •
  we will amend and restate AmeriHome, Inc.'s certificate of incorporation to, among other things, provide for (i) Class A common stock and Class B common stock, with each share of our Class A common stock and Class B common stock entitling its holders to one vote per share on all matters presented to our stockholders generally, (ii) the issuance of                shares of our Class A common stock to certain current and former employees and directors in connection with the settlement of profit units that are expected to vest upon the consummation of this offering and grants to be made to certain members of senior management under transaction bonus agreements upon the consummation of this offering and (iii) the issuance of                shares of our Class B common stock to A-A Mortgage;

  •
  A-A Mortgage will distribute                 LLC Interests to the Existing Equity Owners;

  •
  we will issue                shares of our Class A common stock to the purchasers in this offering (or                shares if the underwriters exercise their option in full to purchase additional shares of Class A common stock) in exchange for net proceeds herefrom of approximately $            (or approximately $            if the underwriters exercise in full their option to purchase additional shares of Class A common stock), based upon an assumed initial public offering price of $            per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), less the underwriting discounts and commissions and estimated offering expenses payable by us;

  •
  we will use the net proceeds from this offering to (i)  purchase                newly-issued LLC Interests (or                  LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Aris Holding at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions and estimated offering expenses payable by us and (ii) purchase                 LLC Interests from the Existing Equity Owners at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions and estimated offering expenses payable by us;

  •
  Aris Holding intends to use the net proceeds from the sale of newly-issued LLC Interests to AmeriHome, Inc. for general corporate purposes;

  •
  AmeriHome, Inc., Aris Holding and A-A Mortgage (or certain permitted transferees thereof) will enter into the Exchange Agreement;

  •
  AmeriHome, Inc. and A-A Mortgage (or certain permitted transferees thereof) will enter into the Tax Receivable Agreement; and

  •
  AmeriHome, Inc. and Aris Holding will enter into the Registration Rights Agreement and the Stockholders Agreement with A-A Mortgage.

    We collectively refer to the foregoing organizational transactions as the "Transactions."

Organizational Structure Following this Offering

        Immediately following the consummation of the Transactions (including this offering):

  •
  AmeriHome, Inc. will be a holding company and its principal asset will be the LLC Interests it purchases or acquires from Aris Holding and the Existing Equity Owners;

  •
  AmeriHome, Inc. will be the sole managing member of Aris Holding and will control the business and affairs of Aris Holding and its subsidiaries;

  •
  AmeriHome, Inc. will own                 LLC Interests, representing approximately        % of the economic interest in the business of Aris Holding (or                 LLC Interests, representing approximately        % of the economic interest in the business of Aris Holding if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

  •
  A-A Mortgage will own (i)                  LLC Interests, representing approximately        % of the economic interest in the business of Aris Holding (or                 LLC Interests, representing approximately        % of the economic interest in the business of Aris Holding if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii)                 shares of Class B common stock of AmeriHome, Inc., representing approximately        % of the combined voting power of all of AmeriHome, Inc.'s common stock (or                shares of Class B common stock, representing approximately         % of the combined voting power of all of AmeriHome, Inc.'s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

  •
  Certain current and former employees and directors will own (i)                 shares of Class A common stock of AmeriHome, Inc., representing approximately        % of the combined voting power of all of AmeriHome, Inc.'s common stock (or                shares of Class A common stock, representing approximately        % of the combined voting power of all of AmeriHome, Inc.'s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) indirectly through AmeriHome, Inc.'s ownership of LLC Interests, approximately        % of the economic interest in the business of Aris Holding;

  •
  The purchasers in this offering will own (i)                 shares of Class A common stock of AmeriHome, Inc., representing approximately        % of the combined voting power of all of AmeriHome, Inc.'s common stock (or                shares of Class A common stock, representing approximately        % of the combined voting power of all of AmeriHome, Inc.'s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) indirectly through AmeriHome, Inc.'s ownership of LLC Interests, approximately        % of the economic interest in the business of Aris Holding.

        The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

        [ORG CHART TO COME]

        As the sole managing member of Aris Holding, we will operate and control all of the business and affairs of Aris Holding and, through Aris Holding and its direct and indirect subsidiaries, conduct our business. Following the Transactions and the consummation of this offering, we will record a significant non-controlling interest in our consolidated subsidiary, Aris Holding, relating to the ownership interest of A-A Mortgage. Accordingly, although AmeriHome, Inc. will have a minority economic interest in Aris Holding, it will control the management of Aris Holding as the sole managing member. As a result, AmeriHome, Inc. will consolidate Aris Holding and record a non-controlling interest in consolidated entity for the economic interest in Aris Holding held by A-A Mortgage.

        Unless otherwise indicated, this prospectus assumes the shares of Class A common stock are offered at $            per share (the midpoint of the estimated price range set forth on the cover page of this prospectus).

Incorporation of AmeriHome, Inc.

        AmeriHome, Inc., the issuer of the Class A common stock offered by this prospectus, was incorporated as a Delaware corporation on August 6, 2020. AmeriHome, Inc. has not engaged in any material business or other activities except in connection with its formation and the Transactions. The amended and restated certificate of incorporation of AmeriHome, Inc. that will become effective immediately prior to the consummation of this offering will, among other things, authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in "Description of Capital Stock."

        Following this offering, A-A Mortgage will hold a number of shares of our Class B common stock equal to the number of LLC Interests held by A-A Mortgage, each of which provides its holder with no economic rights but entitles the holder to one vote on matters presented to AmeriHome, Inc.'s stockholders, as described in "Description of Capital Stock—Class B Common Stock." Shares of our common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, except as otherwise required by applicable law.

Reclassification and Amendment and Restatement of the Aris Holding Limited Liability Company Agreement

        Prior to or substantially concurrently with the consummation of this offering, the existing limited liability company agreement Aris Holding will be amended and restated to, among other things, recapitalize its capital structure by creating a single new class of limited liability company interests that we refer to as "LLC Interests." See "Certain Relationships and Related Party Transactions—Aris Holding LLC Agreement."

Exchange Agreement

        We, Aris Holding and A-A Mortgage will enter into the Exchange Agreement substantially concurrently with the consummation of this offering under which A-A Mortgage (or certain permitted transferees thereof) will have the right, subject to the terms of the Exchange Agreement, to exchange its LLC Interests, together with a corresponding number of shares of Class B common stock, for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. The Exchange Agreement will provide, however, that such exchanges must be for a minimum of the lesser of

 LLC Interests or all of the vested LLC Interests held by A-A Mortgage (or such permitted transferee thereof). The Aris Holding LLC Agreement will also provide that as a general matter A-A Mortgage (or such permitted transferee thereof) will not have the right to exchange LLC Interests if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with us to which such owner may be subject, including the Aris Holding LLC Agreement. We may impose additional restrictions on exchange that we determine to be necessary or advisable so that Aris Holding is not treated as a "publicly traded partnership" for U.S. federal income tax purposes. As a holder exchanges LLC Interests and Class B common stock for shares of Class A common stock, the number of LLC Interests held by AmeriHome Inc. is correspondingly increased as it acquires the exchanged LLC Interests, and a corresponding number of shares of Class B common stock are cancelled. See "Certain Relationships and Related Party Transactions—Exchange Agreement."

 USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering will be approximately $             million after deducting the underwriting discounts and commissions and our other estimated offering expenses (assuming an initial public offering price of $            per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus). We estimate that the offering expenses (other than any underwriting discounts) will be approximately $             million.

        We intend to (i) use approximately $            million of the net proceeds from this offering to purchase            newly-issued LLC Interests (or LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Aris Holding at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions and estimated offering expenses payable by us and (ii) use approximately $            million of the net proceeds from this offering to purchase LLC            Interests from the Existing Equity Owners at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions and estimated offering expenses payable by us.

        Aris Holding intends to use the net proceeds from the sale of newly-issued LLC Interests to AmeriHome, Inc. for general corporate purposes.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the amount of net proceeds to us from this offering by $             and, in turn, the net proceeds received by Aris Holding from the sale of LLC Interests to AmeriHome, Inc. by $            , assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        Each 1,000,000 share increase (decrease) in the number of shares offered by us in this offering would increase (decrease) the net proceeds to us from this offering by approximately $            and, in turn, the net proceeds received by Aris Holding from the sale of LLC Interests to AmeriHome, Inc. by $            , assuming that the price per share for the offering remains at $            (which is the mid-point of the estimated price range set forth on the cover page of this prospectus), and after deducting the underwriting discount and estimated offering expenses payable by us.

        Aris Holding will bear or reimburse AmeriHome, Inc. for all of the expenses incurred in connection with the Transactions, including this offering.

 DIVIDEND POLICY

        We currently intend to retain any future earnings and do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future following the consummation of this offering. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Any determination to declare dividends will be made at the discretion of our board of directors and will depend on, among other factors, our financial condition, operating results, liquidity, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our ability to pay dividends on our Class A common stock may be limited by the terms of our existing indebtedness in certain circumstances and may be restricted by the terms of any future credit agreement or any future debt or preferred securities of ours or of our subsidiaries. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

 CAPITALIZATION

        The following table sets forth our cash and capitalization as of June 30, 2020:

  •
  on an actual basis, derived from our predecessor's unaudited historical consolidated balance sheet as of June 30, 2020, included elsewhere in the prospectus;

  •
  on a pro forma basis giving effect to the Transactions (but prior to giving effect to this offering); and

  •
  on a pro forma as adjusted basis, giving effect to the Transactions and this offering, assuming an initial public offering price of $            per share of Class A common stock, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses.

        You should read this table in conjunction with "Use of Proceeds," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

	June 30, 2020
	Actual	Pro Forma	Pro Forma, As Adjusted
	(Unaudited)
	(Dollars in thousands, except share and per share data)
Cash and cash equivalents	$501,374

Debt(1):
Warehouse borrowings	$1,740,881
Series 2019-GT1 Term Notes	223,193
Secured borrowings	155,155

Total debt	2,119,229

Capital
Class A common stock, $ par value; no shares authorized, issued and outstanding actual; shares authorized and shares issued and outstanding, as adjusted	—
Class B common stock, $ par value; no shares authorized, issued and outstanding actual; shares authorized and shares issued and outstanding, as adjusted	—
Additional paid-in capital	—
Accumulated income (deficit)	502,968

Member's equity	661,348

Total capital	1,164,316

Total capitalization	$3,283,545

(1)
Net of issuance costs.

DILUTION

        A-A Mortgage will own LLC Interests after the Transactions. Because A-A Mortgage does not own any Class A common stock or have any right to receive distributions from AmeriHome, Inc., we have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that all of the holders of LLC Interests (other than AmeriHome, Inc.) had their LLC Interests exchanged for newly-issued shares of Class A common stock on a one-for-one basis and the transfer to the Company and cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock from AmeriHome, Inc.) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed exchange of all LLC Interests for shares of Class A common stock as described in the previous sentence as the "Assumed Exchange."

        Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering. Aris Holding's pro forma net tangible book value as of June 30, 2020 prior to this offering and after giving effect to the other Transactions and the Assumed Exchange was a deficit of $            . Pro forma net tangible book value per share prior to this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding after giving effect to the Assumed Exchange.

        If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.

        After giving effect to (i) the Transactions, including the sale of                shares of Class A common stock sold by us in this offering at an assumed initial public offering price of $            per share of Class A common stock, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus, and (ii) the Assumed Exchange, and after deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us and the application of the net proceeds therefrom as described in "Use of Proceeds," our as adjusted net tangible book value as of June 30, 2020 would have been $            , or $            per share of Class A common stock. This represents an immediate increase in as adjusted net tangible book value of $            per share of Class A common stock and an immediate dilution in as adjusted net tangible book value $            per share of Class A common stock to new investors who purchase Class A common stock in this offering. The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per share of Class A common stock	$
Net tangible book value per share as of June 30, 2020	$
Increase in net tangible book value per share attributable to new investors in this offering	$
As adjusted net tangible book value per share after this offering	$
Dilution of net tangible book value per share to new investors	$

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share of Class A common stock, which is the mid-point of the price range set forth on the cover page of this prospectus, would increase or decrease total net tangible book value per share after this offering by $            per share of Class A common stock and dilution to new investors by $            per share of Class A common stock, assuming that the number of shares of Class A common stock offered by us set forth on the front cover of this prospectus remains the same, and after deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us.

        The following table summarizes, as of June 30, 2020, on the as adjusted basis described above (including the Assumed Exchange), the total number of shares of Class A common stock purchased from us, the total consideration paid to us and the average price paid per share by the existing stockholders and by new investors purchasing shares from us in this offering, based on an assumed initial public offering price of $            per share of Class A common stock, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us (amounts in thousands, except percentages and per share data):

Shares of Class A Common Stock Purchased
Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%			%	$
New investors

Total			%			%	$

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share of Class A common stock, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease total consideration paid by new investors in the Class A common stock and total consideration paid by all holders of Class A common stock by $             million, assuming that the number of shares of Class A common stock offered by us set forth on the front cover of this prospectus remains the same, and after deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us.

        An increase or decrease of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase or decrease the total consideration paid to us by new investors in the Class A common stock and total consideration paid to us by all holders of Class A common stock by $             million, based on an assumed initial public offering price of $            per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us.

        If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the number of shares of Class A common stock held by existing stockholders after the completion of this offering will be                , or        % of the total number of shares of Class A common stock outstanding after this offering, and the number of shares of Class A common stock held by new investors will be                , or        % of the total number of shares of Class A common stock outstanding after this offering.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table sets forth our predecessor Aris Holding's selected financial and operating data as of the dates and for the financial reporting periods indicated. The selected historical financial and operating data as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018 have been derived from our predecessor Aris Holding's audited consolidated financial statements included elsewhere in this prospectus. The selected historical financial and operating data as of June 30, 2020 and 2019 and for the six months ended June 30, 2020 and 2019 have been derived from our predecessor Aris Holding's unaudited consolidated financial statements included elsewhere in this prospectus. See "Presentation of Financial Information."

        The selected historical financial information is not necessarily indicative of the results that may be expected in any future financial reporting period, and our results of operations for any interim financial reporting period are not necessarily indicative of the results to be expected for the full year. The following selected financial and operating data should be read in conjunction with "Capitalization," "Prospectus Summary—Summary Historical Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

Statement of Income Data

	Six months ended June 30,		Year ended December 31,
	2020	2019	2019	2018
	(Unaudited)		(Audited)
	(Amounts in thousands)
Revenues
Net gains on loans held for sale	$339,027	$84,497	$229,239	$82,376
Net loan servicing revenue	39,858	74,138	71,052	129,453
Loan acquisition and origination revenue	40,664	31,238	71,783	60,159
Other income	12,871	24,729	37,546	53,804
Net interest income (expense)	9,615	3,707	9,090	(345)

Total net revenues	442,035	218,309	418,710	325,447
Expenses
Compensation	85,999	53,174	108,208	94,191
Loan servicing	37,294	26,141	60,103	58,748
Loan acquisition and origination	16,087	12,783	27,971	24,097
Other expenses	27,660	23,557	47,903	43,441

Total expenses	167,040	115,655	244,185	220,477

Net income	$274,995	$102,654	$174,525	$104,970

Balance Sheet Data

	June 30,		December 31,
	2020	2019	2019	2018
	(Unaudited)		(Audited)
	(Amounts in thousands)
Assets
Cash	$501,374	$78,338	$93,581	$70,111
Loans held for sale	1,902,953	2,164,830	2,648,609	1,714,066
Mortgage servicing rights	736,657	747,168	893,193	754,940
Servicing advances, net	35,085	17,929	50,326	31,040
Other assets	897,680	392,373	525,524	298,934

Total assets	$4,073,749	$3,400,638	$4,211,233	$2,869,091

Liabilities and member's equity
Borrowings	$2,119,229	$2,269,536	$2,856,742	$1,870,595
Other liabilities	790,204	313,281	464,757	211,472

Total liabilities	2,909,433	2,582,817	3,321,499	2,082,067
Member's equity	1,164,316	817,821	889,734	787,024

Total liabilities and member's equity	$4,073,749	$3,400,638	$4,211,233	$2,869,091

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        We have derived the unaudited pro forma statement of income for the six months ended June 30, 2020 and the year ended December 31, 2019 and the unaudited pro forma consolidated balance sheet as of June 30, 2020 and December 31, 2019 set forth below by the application of pro forma adjustments to the audited consolidated financial statements of Aris Holding and its subsidiaries included elsewhere in this prospectus.

        The unaudited pro forma statement of income for the six months ended June 30, 2020 and the year ended December 31, 2019 and the unaudited pro forma consolidated balance sheet as of June 30, 2020 and December 31, 2019 present our consolidated results of operations and financial position to give pro forma effect to all of the reorganization transactions described in "Our Organizational Structure," the sale of shares in this offering (excluding shares issuable upon exercise of the underwriters' option to purchase additional shares), and the application of the net proceeds by us from this offering and the other transactions described elsewhere in this section, as if all such transactions had been completed as of January 1, 2019 with respect to the unaudited condensed consolidated pro forma statement of income, and as of June 30, 2020 and December 31, 2019, with respect to the unaudited pro forma balance sheet data, as applicable. The unaudited pro forma consolidated financial information reflects pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change. We have made, in our opinion, all adjustments that are necessary to present fairly the pro forma financial data.

        The pro forma adjustments principally give effect to the following items:

  •
  the Transactions described in "Our Organizational Structure," including this offering and the payment by us of fees and expenses related to this offering and the use of the proceeds as described in "Use of Proceeds;" and

  •
  a provision for federal, state and local income taxes of AmeriHome, Inc. as a taxable corporation at an effective rate of         % for the year ended December 31, 2019, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates applied to income apportioned to each state and local jurisdiction.

        As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors' and officers' liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs. AmeriHome, Inc. was formed on August 6, 2020 and will have no material assets or results of operations until the completion of this offering and therefore its historical financial information is not included in the unaudited pro forma financial information. See "Basis of Presentation" in our audited consolidated financial statements included elsewhere in this prospectus.

        The unaudited pro forma financial information is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Transactions and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial condition data or results of operations as of any future date or for any future period. You should read our unaudited pro forma consolidated financial information and the accompanying notes in conjunction with all of the historical financial statements and related notes included elsewhere in this prospectus and the financial and other information included elsewhere in this prospectus, including information contained in "Risk Factors," "Use of Proceeds," "Capitalization," "Selected Historical Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 AmeriHome, Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2019

	Aris Mortgage Holding Company, LLC Actual	Pro Forma Adjustments	AmeriHome, Inc. Pro Forma
	(Amounts in thousands, except unit data)
Assets
Cash	$93,581
Restricted cash	9,375
Loans held for sale	2,648,609
Mortgage servicing rights	893,193
Derivative assets, net	21,128
Servicing advances, net	50,326
Accounts receivable	33,459
Fixed assets and software, net	14,518
Loans eligible for repurchase	382,703
Other assets	64,341

Total assets	$4,211,233

Liabilities and member's equity
Warehouse borrowings	$2,453,152
Notes payable	387,627
Other borrowings	15,963
Derivative liabilities, net	11,256
Liability for losses under representations and warranties	6,588
Liability for loans eligible for repurchase	382,703
Accounts payable and accrued expenses	64,210

Total liabilities	3,321,499
Total member's equity	889,734

Total liabilities and member's equity	$4,211,233

 AmeriHome, Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Income

Year Ended December 31, 2019

	Aris Mortgage Holding Company, LLC Actual	Pro Forma Adjustments	AmeriHome, Inc. Pro Forma
	(Amounts in thousands, except unit data)
Revenues
Net gains on loans held for sale	$229,239
Net loan servicing revenue	71,052
Loan acquisition and origination fees	71,783
Other income	37,546
Net interest income (expense)
Interest income	70,090
Interest expense	(61,000)

Net interest income (expense)	9,090

Total net revenues	418,710
Expenses
Compensation	108,208
Loan servicing	60,103
Loan acquisition and origination	27,971
Technology	8,714
Occupancy	3,255
Other expenses	35,934

Total expenses	244,185

Pre-tax income	174,525
Income taxes	—

Net income	$174,525

Earnings per unit
Basic
Diluted
Weighted average units outstanding
Basic
Diluted

 AmeriHome, Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Balance Sheet

as of June 30, 2020

	Aris Mortgage Holding Company, LLC Actual	Pro Forma Adjustments	AmeriHome, Inc. Pro Forma
	(Amounts in thousands)
Assets
Cash	$501,374
Restricted cash	7,000
Loans held for sale	1,902,953
Mortgage servicing rights	736,657
Derivative assets, net	96,549
Servicing advances, net	35,085
Accounts receivable	45,492
Fixed assets and software, net	13,155
Loans eligible for repurchase	683,022
Other assets	52,462

Total assets	$4,073,749

Liabilities and member's equity
Warehouse borrowings	$1,740,881
Notes payable	368,380
Other borrowings	9,968
Derivative liabilities, net	16,200
Liability for losses under representations and warranties	14,307
Liability for loans eligible for repurchase	683,022
Accounts payable and accrued expenses	76,675

Total liabilities	2,909,433
Total member's equity	1,164,316

Total liabilities and member's equity	$4,073,749

 AmeriHome, Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Income

Six Months Ended June 30, 2020

	Aris Mortgage Holding Company, LLC Actual	Pro Forma Adjustments	AmeriHome, Inc. Pro Forma
	(Amounts in thousands, except unit data)
Revenues
Net gains on loans held for sale	$339,027
Net loan servicing revenue	39,858
Loan acquisition and origination fees	40,664
Other income	12,871
Net interest income (expense)
Interest income	38,892
Interest expense	(29,277)

Net interest income (expense)	9,615

Total net revenues	442,035
Expenses
Compensation	85,999
Loan servicing	37,294
Loan acquisition and origination	16,087
Technology	5,396
Occupancy	1,670
Other expenses	20,594

Total expenses	167,040

Pre-tax income	274,995
Income taxes	—

Net income	$274,995

Earnings per unit
Basic
Diluted
Weighted average units outstanding
Basic
Diluted

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        Management's discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections "Prospectus Summary—Summary Historical Financial and Operating Data," "Selected Historical Consolidated Financial Data," and our consolidated financial statements and notes thereto included elsewhere in this prospectus. The following discussion includes forward-looking statements that reflect our plans, estimates and assumptions and involves numerous risks and uncertainties, including, but not limited to, those described in the "Risk Factors" section of this prospectus. See "Special Note Regarding Forward-Looking Statements." Future results could differ significantly from the historical results presented in this section.

        The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our financial condition and results of operations. The following discussion and analysis should be read in conjunction with other sections of this prospectus, the audited consolidated financial statements for the years ended December 31, 2019 and 2018, the unaudited consolidated financial statements for the six months ended June 30, 2020 and 2019, and the related notes attached thereto.

Overview

        We are a leading U.S. non-bank producer and master servicer of residential mortgage loans. Our strategy is to utilize our production channels and technology to source mortgages, MSRs and other mortgage related assets at attractive prices and generate returns at or above our target in all market environments.

        We are an approved seller/servicer for Fannie Mae and Freddie Mac. We are also an approved issuer of securities guaranteed by Ginnie Mae, an FHA-approved lender and a lender/servicer for the VA and the USDA. We are licensed to originate loans in 46 states and the District of Columbia. We are able to purchase and service loans in 49 states and the District of Columbia, either because we are properly licensed in such jurisdictions or exempt or otherwise not required to be licensed in such jurisdictions. Our national presence allows us to build new relationships across the country, growing our scale, and helps us to limit geographical concentration in our MSR portfolio.

        Aris Mortgage Holding Company, LLC is a wholly-owned subsidiary of A-A Mortgage.

Key Factors Affecting Our Operating Results

        Our business emphasizes automation and data-centric process improvement to prioritize speed, continuity and cost efficiency in our business in a quality-controlled operation, fully compliant with all regulatory requirements. We believe this approach translates into a highly efficient cost structure, a unique value proposition for our correspondent sellers and consumers and a driver of our profitability.

        We generate revenue from two principal parts of our business, mortgage origination and mortgage loan servicing.

        We purchase mortgage loans from correspondent sellers and originate mortgage loans. These loans are primarily originated as conforming mortgage loans to Agency standards. We generate revenue through gains received when pooling originated loans into MBS, selling whole loans to the GSEs or selling loans as whole loans to investors. This revenue is comprised of (i) the upfront cash derived from the difference between the price at which we purchase and sell a loan, (ii) the capitalization of the fair market value of the MSR generated by selling the loan on a "servicing-retained" basis, (iii) loan servicing fees, which are based on a contractual percentage of the outstanding principal balance of such loans and other ancillary income such as late fees and (iv) other income, which primarily consist of incentive fees from our warehouse lender and early payoff fees and early payment default fees.

        We service mortgage loans for the GSEs and Ginnie Mae and earn a contractual fee ranging between 25 and 56.5 basis points of the outstanding principal balance as ancillary income of outstanding unpaid principal.

        The volume of loan originations associated with home purchases is affected by broader economic factors such as the strength and stability of the overall economy, including the unemployment level and real estate values, and, to a lesser extent, by interest rate fluctuations. Refinance volumes, in particular, are impacted by interest rates. As interest rates decline, refinance volume tends to increase, while in an increasing interest rate environment, the refinancing volume tends to decrease. The fair value of our MSRs is also driven primarily by interest rates, which impact the likelihood of loan prepayments through refinancing. Through our origination channels, we try to recapture those loans and protect the value of our MSRs by being the originator of those refinanced loans.

        There has been a long-term trend of falling interest rates, with intermittent periods of rate increases. More recently, there has been a falling interest rate environment in 2019 and during the first half of 2020. Recently the Federal Reserve announced that it expected interest rates to be low for a period of time in the future due to the economic conditions caused by the COVID-19 pandemic. In periods of rising interest rates, the fair value of the MSRs generally increases as prepayments decrease, and therefore the estimated life of the MSRs and related expected cash flows increase. In a declining interest rate environment, the fair value of MSRs generally decreases as prepayments increase and, therefore, the estimated life of the MSRs and related cash flows decrease. We actively manage our mortgage loans and MSRs though hedging and pricing activities.

Critical Accounting Policies

        In accordance with GAAP, as codified by the FASB, we are required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Certain of these estimates significantly influence the portrayal of our financial condition and results of operations and require us to make difficult, subjective or complex judgments. Our critical accounting policies primarily relate to our fair value estimates.

Fair Value Measurements

        We categorize assets measured at fair value in three levels based on the markets in which the assets are traded and the observability of the inputs used to measure fair value. These levels are summarized as follows:

		June 30, 2020
			Percentage of
Level and description of assets measured at fair value		Carrying value of assets measured	Total assets	Total member's equity
		(Amounts in thousands)
Level 1:	Quoted prices (unadjusted) in active markets for identical assets that are accessible at the measurement date	$—	—%	—%
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly	1,603,869	40%	138%
Level 3:	Unobservable inputs for the asset	829,114	20%	71%

		$2,432,983	60%	209%

Total assets		$4,073,749
Total member's equity		$1,164,316

        Our consolidated balance sheet is substantially comprised of assets carried at fair value. At June 30, 2020, $2.4 billion, or 60%, of our total assets were carried at fair value. Of these assets, $829.1 million, or 20%, of our total assets were measured using Level 3 inputs. Changes in the inputs used to measure these assets can have significant effects on the amounts reported for these items including their reported balances and their effects on our income.

Loans Held for Sale

        We carry the majority of our loans held for sale ("LHFS") at fair value and recognize changes in the fair value of such loans in current period income as a component of Net gains on loans held for sale. We categorize loans that are saleable into active markets as Level 2 fair value assets. We estimate the fair value of such loans using their quoted market price or market price equivalent. At June 30, 2020, we held $1.6 billion in loans categorized as Level 2 fair value assets. We categorize non-conforming loans as Level 3 fair value assets. At June 30, 2020, we held $2.8 million in loans categorized as Level 3 fair value assets.

Interest Rate Lock Commitments

        Our estimate of the gains or losses we expect to realize upon the sale of loans we have contractually committed to fund or purchase is included as a component of Net gains on loans held for sale. We recognize a substantial portion of the gains or losses before we fund or purchase the loans as a result of these commitments. We recognize the fair value of interest rate lock commitments when we make the commitment to a correspondent seller or prospective borrower, and adjust the fair value of such IRLCs as the loan approaches the point of funding or purchase or when the transaction is canceled. We carry IRLCs as either derivative assets or derivative liabilities in our consolidated balance sheet. The fair value of an IRLC is transferred to Loans held for sale when the loan is funded or purchased.

        Since an active, observable market for IRLCs does not exist, we measure the fair value of IRLCs using methods we believe market participants use in valuing IRLCs. We estimate the fair value of IRLCs based on observable Agency MBS and cash window prices, our estimate of the fair value of the MSRs we expect to receive in the sale of the loans, and the anticipated loan funding probability ("pull-through rate").

        The fair value of MSRs and the pull-through rate are based on our estimates as these inputs are difficult to observe in the mortgage marketplace. Our estimate of the pull-through rate and the market interest rates are updated as the loans move through the funding or purchase process and as mortgage market interest rates change. Changes in these inputs can have significant effects on our estimate of the fair value of the IRLCs. Such changes in fair value of IRLCs are recorded as a component of our Net gains on loans held for sale in the period of the change. Typically, the financial effects of changes in these inputs are inversely correlated because increasing mortgage interest rates increases the fair value of MSRs and decreases the fair value of mortgage loans.

Mortgage Servicing Rights

        MSRs represent the fair value of future net cash flows expected to be realized for performing servicing activities. We initially recognize MSRs at our estimate of the fair value of the contract to service the loans. Subsequent to initial measurement, we account for our MSRs using the fair value method. We record changes in fair value of MSRs in current period income as a component of Net loan servicing revenue.

        As economic fundamentals influencing the underlying loans change, our estimate of the fair value of the related MSRs held by us will also change.

Liability for Losses Under Representations and Warranties

        We maintain a liability for losses under representations and warranties at a level that we believe is sufficient to absorb estimated losses. The method we use to estimate the liability for losses under representations and warranties is based on the representations and warranties made to each investor and considers a combination of factors, including, but not limited to, estimated future defaults, loan repurchase rates, probability of reimbursement by correspondent seller, and the potential severity of loss in the event of default including any loss on sale or liquidation of repurchased loan. We record a provision for losses relating to such representations and warranties as part of our loan sale transactions. Upon loan sale, we recognize a liability for estimated losses under Liability for losses under representations and warranties in the consolidated balance sheet with an offsetting entry to Net gains on loans held for sale in the consolidated statement of income. We review the adequacy of our liability estimate on a periodic basis.

        Our estimate of losses under representations and warranties requires considerable management judgment. The maintenance of our estimate is dependent on a combination of factors, including, but not limited to, economic conditions, such as unemployment rates, real estate values, and purchaser and insurer loss mitigation strategies, that may change over the lives of the underlying loans. As a result of these changes, we may be required to adjust our estimate of losses under representations and warranties.

Recently Issued Accounting Standards Not Yet Adopted

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and supersedes previous leasing standards. ASU 2016-02 requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether the lease is effectively a financed purchase of the leased asset by the lessee. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. In November 2019, the FASB deferred the effective date of the new leases standard for entities that are not public business entities. In June 2020, the FASB again deferred by one year the effective date of the new leases standard for certain entities that have not yet issued or made available for issuance financial statements reflecting adoption of the standard. Therefore, the amendments in ASU 2016-02 will be effective for our fiscal years beginning after December 15, 2021 and interim periods in the following fiscal year. We will adopt ASU 2016-02 effective January 1, 2022 using a modified retrospective transition approach. We are assessing the impact that the adoption of ASU 2016-02 will have to our consolidated financial statements.

        In June 2016, the FASB issued ASU 2016-13, Financial Instruments Credit Losses (Topic 326), which introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. ASU 2016-13 will apply to: (i) loans, accounts receivable, trade receivables and other financial assets measured at amortized cost, (ii) loan commitments and certain other off-balance sheet credit exposures, (iii) debt securities and other financial assets measured at fair value through other comprehensive income, and (iv) beneficial interests in securitized financial assets. In November 2019, the FASB deferred the effective date of the new credit losses standard for entities that are not public business entities. Therefore, the amendments in ASU 2016-13 will be effective for our fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. We are assessing the impact that the adoption of ASU 2016-13 will have to our consolidated financial statements.

        In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform. Reference rate reform refers to the initiative aimed at eliminating certain widely used reference rates, such as the London Interbank Offered Rate (LIBOR), and introducing new reference rates based on a larger and more liquid population of observable transactions. We expect to apply certain expedients under ASU 2020-04 to contract modifications that replace a reference rate and contemporaneous modifications of other terms related to the replacement of the reference rate. The amendments in ASU 2020-04 are effective upon issuance and allows application to contract changes as early as January 1, 2020. We are assessing the impact that the adoption of ASU 2020-04 will have to our consolidated financial statements.

Key Performance Indicators

        The following is a summary of key variables and other factors we use to manage and assess the performance of our business:

	Six months ended June 30,		Year ended December 31,
	2020	2019	2019	2018
	(Unaudited)		(Audited)
	(Dollars in thousands)
During the period:
Loan production by channel:
Correspondent	$26,925,189	$18,235,412	$43,366,105	$36,474,504
Consumer Direct	985,353	334,769	1,029,811	723,454

	$27,910,542	$18,570,181	$44,395,916	$37,197,958

Loan production by purpose:
Purchase	42.2%	72.8%	62.8%	79.1%
Refinance	57.8%	27.2%	37.2%	20.9%
Loan production by investor:
Fannie Mae and Freddie Mac	68.2%	52.5%	54.7%	53.2%
Ginnie Mae	29.7%	42.9%	40.5%	37.4%
Other	2.1%	4.6%	4.8%	9.4%
Interest rate lock commitment volume	$31,746,288	$19,748,352	$46,049,678	$36,771,787
Gain on sale margin (in basis points)	123.1	61.1	67.9	41.0
At period end:
Number of correspondent sellers	665	564	618	510
MSR portfolio:
Unpaid principal balance	$86,079,052	68,773,101	$75,765,221	$64,513,395
Carrying value ratio	0.9%	1.1%	1.2%	1.2%
Average FICO score	720	715	713	717
Weighted average servicing fee (in basis points)	33.4	32.7	34.2	30.0
Weighted average servicing multiple	2.6	3.3	3.5	4.0
Loans serviced:
Current through 59 days delinquent	$83,175,524	$69,810,935	$76,694,381	$65,402,525
60 days or more delinquent	4,710,904	1,017,634	1,612,931	750,914

	$87,886,428	$70,828,569	$78,307,312	$66,153,439

60 days or more delinquent as a percentage of total loans serviced	5.4%	1.4%	2.1%	1.1%

Results of Operations

        Our results of operations are summarized below:

	Six months ended June 30,		Year ended December 31,
	2020	2019	2019	2018
	(Amounts in thousands)
Revenues
Net gains on loans held for sale	$339,027	$84,497	$229,239	$82,376
Net loan servicing revenue	39,858	74,138	71,052	129,453
Loan acquisition and origination revenue	40,664	31,238	71,783	60,159
Other income	12,871	24,729	37,546	53,804
Net interest income (expense)	9,615	3,707	9,090	(345)

Total net revenues	442,035	218,309	418,710	325,447
Expenses
Compensation	85,999	53,174	108,208	94,191
Loan servicing	37,294	26,141	60,103	58,748
Loan acquisition and origination	16,087	12,783	27,971	24,097
Other expenses	27,660	23,557	47,903	43,441

Total expenses	167,040	115,655	244,185	220,477

Net income	$274,995	$102,654	$174,525	$104,970

Net income (loss) by segment
Correspondent(1)	$208,739	$43,601	$116,985	$34,135
Consumer Direct	47,469	5,457	27,553	(4,393)
Servicing	18,787	53,596	29,987	75,228

	$274,995	$102,654	$174,525	$104,970

(1)
Includes total corporate overhead expenses.

        During the six months ended June 30, 2020, we recorded net income of $275.0 million, an increase of $172.3 million, or 168%, compared to the same period in 2019. The increase was primarily due to an increase in net gains on loans held for sale and loan acquisition and origination revenue, partially offset by a decrease in net loan servicing revenue and an increase in compensation expense.

        During the year ended December 31, 2019, we recorded net income of $174.5 million, an increase of $69.6 million, or 66%, compared to the same period in 2018. The increase was primarily due to an increase in net gains on loans held for sale and loan acquisition and origination revenue, partially offset by decreases in net loan servicing revenue and other income, and an increase in compensation expense.

Net Gains on Loans Held for Sale

        Net gains on loans held for sale include both cash and non-cash items. We receive proceeds from loan sale transactions in both cash and MSRs. We also recognize a liability for our estimate of losses we expect to incur in the future as a result of claims against us in connection with representations and warranties that we made in such loan sale transactions. The representations and warranties require adherence to purchaser and insurer origination and underwriting guidelines, including, but not limited to, the validity of the lien securing the loan, property eligibility, borrower credit, income and asset requirements, and compliance with applicable federal, state and local law. In the event of a breach of our representations and warranties, we may be required to either repurchase the loans with identified defects or indemnify the investor or insurer against future credit losses.

        The following is a summary of net gains on loans held for sale included in income:

	Six months ended June 30,		Year ended December 31,
	2020	2019	2019	2018
	(Unaudited)		(Audited)
	(Amounts in thousands)
Cash gain (loss):
Loans	$45,712	$(160,798)	$(358,690)	$(423,274)
Hedging activities	(99,603)	(56,232)	(96,787)	55,066

	(53,891)	(217,030)	(455,477)	(368,208)

Non-cash gain:
Mortgage servicing rights capitalized upon sale of loans	339,225	279,366	653,645	469,536
Provision for losses relating to representations and warranties:
Pursuant to loan sales	(5,474)	(2,991)	(6,351)	(6,121)
Change in estimate	(3,417)	3,654	5,620	3,861
Change in fair value of loans and derivatives outstanding at period end:
Interest rate lock commitments	70,058	10,951	12,922	(522)
Loans held for sale	7,341	10,004	8,264	9,236
Hedging derivatives	(14,815)	543	10,616	(25,406)

	392,918	301,527	684,716	450,584

Net gains on loans held for sale	$339,027	$84,497	$229,239	$82,376

At period end:
Loans held for sale	$1,902,953	$2,164,830	$2,648,609	$1,714,066
Commitments to purchase and originate loans	$5,724,598	$2,032,668	$2,349,959	$1,175,013

        During the six months ended June 30, 2020, our net gains on loans held for sale increased by $254.5 million, or 301%, compared to the same period in 2019. The increase was primarily due to a reduction in net cash losses on loans sold, which decreased by $163.1 million, or 75%, during the six months ended June 30, 2020, compared to the same period in 2019, as a result of increased volume opportunity and improved profit margins. The increase in net gains on loans held for sale was also due to an increase in non-cash gains from the recognition of MSRs on loans sold, which increased by $59.9 million, or 21%, during the six months ended June 30, 2020, compared to the same period in 2019.

        During the six months ended June 30, 2020, we recognized a provision for repurchase losses relating to loan sales of $5.5 million, an increase of $2.5 million, or 83%, compared to the same period in 2019. We increased our estimated liability for losses under representations and warranties by $3.4 million during the six months ended June 30, 2020 as a result of an increase in expected delinquencies stemming from the effects of the COVID-19 pandemic. We decreased the liability for losses by $3.7 million during the six months ended June 30, 2019 as a result of better-than anticipated performance of our seasoned loan pools.

        During the year ended December 31, 2019, we recognized net gains on loans held for sale of $229.2 million, an increase of $146.9 million, or 178%, compared to the same period in 2018. The increase reflects the effects of lower market interest rates which resulted in increased volume opportunity and improved profit margins.

        During the year ended December 31, 2019, we recognized a provision for losses under representations and warranties of $6.4 million relating to loan sales, a decrease of $225,000, or 3%,

compared to the same period in 2018. During the year ended December 31, 2019, we recorded a reduction in the liability for losses under representations and warranties of $5.8 million resulting from a change in estimate related to better-than anticipated performance of seasoned loan pools, an increase of $1.7 million, or 42%, compared to the same period in 2018.

        The following is a summary of loan repurchase activity and the UPB of loans subject to representations and warranties:

	Six months ended June 30,		Year ended December 31,
	2020	2019	2019	2018
	(Unaudited)		(Audited)
	(Amounts in thousands)
During the period:
Indemnification activity:
Loans indemnified, beginning of the period	$7,444	$3,565	$3,565	$2,836
New indemnifications	113	4,871	5,859	1,007
Less:
Indemnified loans paid off	1,235	—	767	278
Indemnified loans for which the indemnification period expired	3,533	217	1,213	—

Loans indemnified, end of the period	$2,789	$8,219	$7,444	$3,565

Repurchase activity:
Total loans repurchased	$23,371	$15,807	$29,659	$23,295
Repurchased loans resolved:
Repurchased by correspondent sellers	$13,423	$7,347	$14,210	$15,748
Repaid by borrowers or resold with defects resolved	3,186	3,680	8,557	3,825

Total repurchased loans resolved during the period	$16,609	$11,027	$22,767	$19,573

At period end:
Unpaid principal balance of loans subject to representations and warranties	$89,186,956	$71,395,673	$79,637,805	$61,591,290
Liability for losses under representations and warranties	$14,307	$5,973	$6,588	$7,407

        During the six months ended June 30, 2020, we repurchased loans totaling $23.4 million in UPB, an increase of $7.6 million, or 47.9%, compared to the same period in 2019. We recorded $1.2 million in net losses relating to repurchases against our liability for losses under representations and warranties during the six months ended June 30, 2020, an increase of $0.4 million, or 52%, compared to the same period in 2019.

        During the year ended December 31, 2019, we repurchased loans totaling $29.7 million, an increase of $6.4 million, or 27.3%, compared to the same period in 2018. During the year ended December 31, 2019, we recorded $1.3 million in net losses relating to repurchases against our liability for representations and warranties, an increase of $733,000, or 120%, compared to the same period in 2018.

        As the outstanding balance of loans we purchase and sell subject to representations and warranties increases and the loans sold continue to season, we expect that the level of repurchase activity may increase. Our representations and warranties are generally not subject to stated limits of exposure.

However, we believe that, as of June 30, 2020, the UPB of loans sold by us represents the maximum exposure to repurchases related to representations and warranties.

Net Loan Servicing Revenue

        Net loan servicing revenue includes fees we receive for servicing loans, which are based on a contractual percentage of the outstanding principal balance of such loans, and ancillary income such as late fees. Net loan servicing revenue also includes changes in fair value of MSRs due to the realization of expected cash flows and changes in valuation inputs, and the results of MSR hedging activities.

        The following is a summary of net loan servicing revenue included in income:

	Six months ended June 30,		Year ended December 31,
	2020	2019	2019	2018
	(Unaudited)		(Audited)
	(Amounts in thousands)
Loan servicing fees:
Base fees	$131,264	$100,948	$221,209	$199,409
Ancillary income	5,751	4,443	10,172	8,897

	137,015	105,391	231,381	208,306

Change in fair value of mortgage servicing rights	(328,652)	(106,547)	(139,872)	75,312
Realization of expected cash flows of mortgage servicing rights	(125,731)	(75,049)	(179,762)	(111,983)
Change in fair value of hedging derivatives	358,164	151,675	161,640	(37,131)
Other	(938)	(1,332)	(2,335)	(5,051)

Net loan servicing revenue	$39,858	$74,138	$71,052	$129,453

Average unpaid principal balance of MSR portfolio	$79,961,709	$65,789,475	$68,221,507	$67,257,855

        Following is a summary of the UPB of loans serviced:

		December 31,
	June 30, 2020	2019	2018
	(Unaudited)	(Audited)
	(Amounts in thousands)
Mortgage servicing rights:
Loans purchased	$84,134,495	$74,490,711	$63,726,470
Loans originated	1,944,557	1,274,510	786,925

	86,079,052	75,765,221	64,513,395
Loans held for sale	1,807,376	2,542,091	1,640,044

Unpaid principal balance of loans serviced	$87,886,428	$78,307,312	$66,153,439

        During the six months ended June 30, 2020, we recorded net loan servicing revenue of $39.9 million, a decrease of $34.3 million, or 46%, compared to the same period in 2019. The decrease was primarily due to an increase in fair value losses and amortization of expected cash flows relating to MSRs, net of hedging results, of $66.3 million, or 222%, as a result of an increase in prepayment speeds caused by sustained low interest rates. The decrease in net loan servicing revenue was partially offset by an increase in loan servicing fees of $31.6 million, or 30%, as a result of a 22% increase in our average servicing portfolio during the six months ended June 30, 2020, compared to the same period in 2019.

        During the year ended December 31, 2019, we recorded net loan servicing revenue of $71.1 million, a decrease of $58.4 million, or 45%, compared to the same period in 2018. The decrease was primarily due to increased losses from changes in fair value and amortization of expected cash flows of MSRs resulting from the effect of lower interest rates, partially offset by increased gains from our hedging results during the year ended December 31, 2019.

Loan Acquisition and Origination Revenue

        Loan acquisition and origination revenue includes fees we earn for purchasing and originating loans. These fees generally represent flat fees that we charge on a per-loan basis, which we recognize at the time the loans are funded. During the six months ended June 30, 2020, we recorded loan acquisition and origination revenue of $40.7 million, an increase of $9.4 million, or 30%, compared to the same period in 2019. The increase was primarily due to an increase in the volume of loans we produced.

        During the year ended December 31, 2019, we recorded loan acquisition and origination revenue of $71.8 million, an increase of $11.6 million, or 19%, compared to the same period in 2018. The increase was primarily due to an increase in volume of loans we produced.

Other Income

        Other income includes income that is dissimilar in nature to revenues we earn from loan sales and servicing activities, such as revenue from warehouse lender incentives and early payoff fees. During the six months ended June 30, 2020, we recognized other income of $12.9 million, a decrease of $11.9 million, or 50%, compared to the same period in 2019. The decrease was primarily due to a reduction in financing incentive fees of $11.9 million resulting from the conclusion of a warehouse lender's incentive program.

        During the year ended December 31, 2019, we recognized other income of $37.5 million, a decrease of $16.3 million, or 30%, compared to the same period in 2018. The decrease was primarily due to a decrease of $28.5 million in financing incentive fees resulting from the conclusion of a warehouse lender's incentive program, partially offset by increases in early payoff fees over the same period.

Net Interest Income (Expense)

        During the six months ended June 30, 2020, net interest income (expense) increased by $5.9 million, or 159%, compared to the same period in 2019. The increase was primarily due to a reduction in interest expense incurred due to lower interest rates during the six months ended June 30, 2020, compared to the same period in 2019.

        During the year ended December 31, 2019, net interest income (expense) increased by $9.4 million, or 2,735%, compared to the same period in 2018. The increase was primarily due to a $9.4 million increase in interest income earned on loans held for sale as a result of an increase in average loan inventory.

Compensation Expense

        The following is a summary of compensation expense:

	Six months ended June 30,		Year ended December 31,
	2020	2019	2019	2018
	(Unaudited)		(Audited)
	(Amounts in thousands)
Salaries and wages	$32,013	$24,930	$52,524	$49,736
Incentive compensation	40,465	17,403	34,867	24,972
Taxes and benefits	13,516	10,698	20,632	18,835
Equity-based compensation	5	143	185	648

	$85,999	$53,174	$108,208	$94,191

Employee head count(1):
Average during the period	731	617	646	616
Period end	793	664	691	603

(1)
Includes temporary and contract personnel.

        During the six months ended June 30, 2020, we recognized compensation expense of $86.0 million, an increase of $32.8 million, or 62%, compared to the same period in 2019, due in part to a 19% increase in employee headcount resulting from growth in our production volumes and servicing portfolio. The increase in compensation expense was also partially the result of an increase in incentive compensation expense of $23.1 million, or 133%, for surpassing our performance goals during the six months ended June 30, 2020.

        During the year ended December 31, 2019, we recognized compensation expense of $108.2 million, an increase of $14.0 million, or 15%, compared to the same period in 2018. The increase was primarily due to an increase in incentive compensation recognized during the year ended December 31, 2019 compared to the same period in 2018.

Loan Servicing Expense

        During the six months ended June 30, 2020, we recognized loan servicing expense of $37.3 million, an increase of $11.2 million, or 43%, compared to the same period in 2019. The increase was primarily due to increased servicing fees paid to our subservicers as a result of the growth in our servicing portfolio.

        During the year ended December 31, 2019, we recognized loan servicing expense of $60.1 million, an increase of $1.4 million, or 2%, compared to the same period in 2018. The increase was primarily due to increased servicing fees paid to our subservicers as a result of the growth in our servicing portfolio.

Loan Acquisition and Origination Expense

        During the six months ended June 30, 2020, we recognized loan acquisition and origination expense of $16.1 million, an increase of $3.3 million, or 26%, compared to the same period in 2019. The increase in loan acquisition and origination expense was due to an increase in the volume of loans produced.

        During the year ended December 31, 2019, we recognized loan acquisition and origination expense of $28.0 million, an increase of $3.9 million, or 16%, compared to the same period in 2018. The increase in loan acquisition and origination expense was due to an increase in the volume of loans produced.

Other Expenses

        Other expenses include expenses that are dissimilar in nature to expenses we incur from our mortgage banking activities, including, but not limited to, technology, depreciation and amortization, marketing and advertising and professional fees. During the six months ended June 30, 2020, we recognized other expenses of $27.7 million, an increase of $4.1 million, or 17%, compared to the same period in 2019. The increase was primarily due to an increase in professional fees incurred during the six months ended June 30, 2020.

        During the year ended December 31, 2019, we recognized other expenses of $47.9 million, an increase of $4.5 million, or 10%, compared to the same period in 2018. The increase was primarily due to an increase in depreciation and amortization expense resulting from the growth in our fixed assets and capitalized software, and an increase in professional fees.

Balance Sheet Analysis

        The following is a summary of key balance sheet items:

		December 31,
	June 30, 2020	2019	2018
	(Unaudited)	(Audited)
	(Amounts in thousands)
Assets
Cash	$501,374	$93,581	$70,111
Loans held for sale	1,902,953	2,648,609	1,714,066
Mortgage servicing rights	736,657	893,193	754,940
Servicing advances, net	35,085	50,326	31,040
Loans eligible for repurchase	683,022	382,703	139,889
Other assets	214,658	142,821	159,045

Total assets	$4,073,749	$4,211,233	$2,869,091

Liabilities and member's equity
Borrowings	$2,119,229	$2,856,742	$1,870,595
Liability for loans eligible for repurchase	683,022	382,703	139,889
Other liabilities	107,182	82,054	71,583

Total liabilities	2,909,433	3,321,499	2,082,067
Member's equity	1,164,316	889,734	787,024

Total liabilities and member's equity	$4,073,749	$4,211,233	$2,869,091

        Total assets decreased by $137.5 million, or 3%, to $4.1 billion from December 31, 2019 to June 30, 2020. The decrease was primarily due to a decrease of $745.7 million, or 28%, in our inventory of LHFS and a decrease of $156.5 million, or 18%, in MSRs during the six months ended June 30, 2020. Our cash balance increased by $407.8 million, or 436%, during the six months ended June 30, 2020, as part of our initiative to maintain excess liquidity due to the effects of the COVID-19 pandemic. Loans eligible for repurchase increased by $300.3 million, or 78%, during the six months ended June 30, 2020 due to an increase in the number of loans for which payment have not been made for 90 days as a result of the COVID-19 pandemic and the CARES Act forbearance requirements.

        Total liabilities decreased by $412.1 million, or 12%, to $2.9 billion from December 31, 2019 to June 30, 2020. The decrease was primarily due to a decrease of $737.5 million, or 26%, in total borrowings, partially offset by an increase in our liability for loans eligible for repurchase during the six months ended June 30, 2020. Member's equity increased by $274.6 million, or 31%, to $1.2 billion from December 31, 2019 to June 30, 2020, primarily due to net income of $275.0 million recorded for the six months ended June 30, 2020.

        Total assets increased by $1.3 billion, or 47%, to $4.2 billion from December 31, 2018 to December 31 2019. The increase was primarily due to an increase of $934.5 million, or 55%, in our inventory of loans held for sale. Total liabilities increased by $1.2 billion, or 60%, to $3.3 billion from December 31, 2018 to December 31, 2019. The increase was primarily due to an increase of $986.1 million, or 53%, in total borrowings to fund the growth in our inventory of loans held for sale and MSRs. Member's equity increased by $102.7 million, or 13%, to $889.7 million from December 31, 2018 to December 31, 2019 primarily due to net income of $174.5 million recorded for the year ended December 31, 2019, partially offset by $72.0 million in distributions to A-A Mortgage.

Cash Flows

        The following is a summary of our cash flows:

	Six months ended June 30,		Year ended December 31,
	2020	2019	2019	2018
	(Unaudited)		(Audited)
	(Amounts in thousands)
Net cash flows provided by (used in):
Operating activities	$973,661	$(548,036)	$(1,411,424)	$(1,074,512)
Investing activities	39,330	101,775	187,549	286,292
Financing activities	(607,573)	454,238	1,246,720	804,813

Net increase in cash and restricted cash during the period	$405,418	$7,977	$22,845	$16,593

        Our cash flows resulted in a net increase in cash and restricted cash of $405.4 million during the six months ended June 30, 2020, compared to $8.0 million during the same period in 2019. During the six months ended June 30, 2020, net cash provided from operating activities totaled $973.7 million primarily due to an increase in cash proceeds received from loan sales resulting from increased production volumes, partially offset by an increase in cash used to grow our inventory of loans held for sale. During the six months ended June 30, 2019, net cash used in operating activities totaled $548.0 million due to an increase in cash used to grow our inventory of loans held for sale, partially offset by cash proceeds received from loan sales during the period.

        Net cash provided by investing activities during the six months ended June 30, 2020 totaled $39.3 million, a decrease of $62.4 million, or 61%, compared to the same period in 2019. The decrease in net cash provided by investing activities was primarily due to a decrease of $62.4 million in cash proceeds from MSR sales due to decreased MSR sale activity in 2020 compared to 2019.

        Net cash used in financing activities totaled $607.6 million during the six months ended June 30, 2020, primarily due to an increase in cash used to pay down our outstanding borrowings. Net cash provided by financing activities totaled $454.2 million during the six months ended June 30, 2019, primarily due to an increase in proceeds from borrowings drawn to finance the growth in our inventory of loans held for sale and MSRs.

        Our cash flows resulted in a net increase in cash and restricted cash of $22.8 million and $16.6 million during the years ended December 31, 2019 and 2018, respectively. During the year ended December 31, 2019, net cash used in operating activities totaled $1.4 billion, an increase of $337.0 million, or 31%, compared to the same period in 2018. The net cash used in operating activities increased primarily due to an increase in cash used to grow our inventory of loans held for sale, partially offset by an increase in proceeds received from sales and payments from loans held for sale.

        Net cash provided by investing activities during the year ended December 31, 2019 totaled $187.5 million, a decrease of $99.0 million or 34%, compared to the same period in 2018. The decrease in net cash provided by investing activities was primarily due to a decrease of $110.3 million in cash received from MSR sales due to decreased MSR sale activity in 2019 compared to 2018.

        Net cash provided by financing activities during the year ended December 31, 2019 totaled $1.2 billion, an increase of $441.9 million, or 55%, compared to the same period in 2018. The net cash provided by financing activities increased primarily due to increased proceeds from borrowings drawn to finance the growth in our inventory of loans held for sale and MSRs.

Liquidity and Capital Resources

        Our liquidity reflects our ability to meet our current obligations, fund new originations and purchases, and make investments as we identify them. Our primary sources of liquidity generally consist of cash flows from our business activities, equity contributions from our Parent and proceeds under our borrowing facilities. As of June 30, 2020, our cash balance totaled $501.4 million, of which approximately $461.4 million was in excess of our contractual liquidity requirements and available for general corporate purposes, and the total capacity of uncommitted funds under our warehouse facilities and revolving credit facilities totaled $2.9 billion and $175.0 million, respectively. We believe that our liquidity is sufficient to meet our current liquidity needs for the next twelve months.

        Investors in A-A Mortgage have unfunded equity capital commitments to A-A Mortgage totaling $275.0 million. These funds are callable by A-A Mortgage from the investors at any time, but are expected to be extinguished in connection with the Transactions prior to the completion of this offering. We have historically used these funds to grow our MSR portfolio and to support general corporate purposes. As of June 30, 2020, approximately $503.0 million of equity capital contributions have been received from A-A Mortgage.

        Our current leverage strategy focuses on the financing of our assets where we believe such borrowing is prudent, appropriate and available. Our borrowing activities are primarily in the form of warehouse borrowings and notes payable. Our warehouse borrowings represent the sales of loans to lenders together with agreements for us to repurchase such loans at a later date, when we sell the loans to investors.

        Our warehouse borrowings generally provide for terms of approximately one year. As such, we expect to renew these borrowing facilities in advance of their maturity dates in order to secure our ongoing liquidity and access to capital or otherwise allow ourselves sufficient time to replace any necessary financing.

        Our notes payable secured by MSRs have maturity dates ranging from one to five years.

        The following table presents the average outstanding, maximum and ending balances of our warehouse borrowings:

	Six months ended June 30,		Year ended December 31,
	2020	2019	2019	2018
	(Unaudited)		(Audited)
	(Dollars in thousands)
Weighted average interest rate	2.58%	4.12%	4.35%	3.87%
Average balance	1,977,313	1,250,653	$1,325,839	$1,333,045
Maximum daily balance	2,746,151	1,947,688	$2,698,131	$1,874,837
Balance at end of the period(1)	1,740,918	1,947,688	$2,453,247	$1,563,041

(1)
Excludes unamortized debt issuance costs.

        The differences between the average and maximum daily balances of our warehouse borrowings reflect the fluctuations throughout the period of our inventory as we fund and pool loans for sale.

        Our notes payable consist of borrowings secured by MSRs relating to certain loans in our servicing portfolio, including revolving credit agreements and term notes.

        In September 2018, we entered into an amendment to a revolving credit agreement secured by MSRs pursuant to which the outstanding balance of $75.0 million was converted into a term note with a principal amount of $75.0 million. The outstanding balance of the term note totaled $65.3 and $68.3 million as of June 30, 2020 and December 31, 2019, respectively.

        In August 2018, we, through AmeriHome GMSR Issuer Trust, entered into a structured finance transaction, pursuant to which we finance excess servicing spread relating to Ginnie Mae MSRs. In connection with this Ginnie Mae MSR Facility, the Trust issued to us a variable funding note ("VFN") with a maximum principal balance of $500.0 million and we, through the Trust, issued one series of term notes, (the "Series 2018-GT1 Term Notes"), with an aggregate principal amount of $155.0 million to certain qualified institutional buyers, including several limited partners in A-A Mortgage.

        In November 2019, pursuant to the terms of the Ginnie Mae MSR facility, we, through the Trust, issued a new series of term notes, (the "Series 2019-GT1 Term Notes"), with an aggregate principal amount of $225.0 million to certain qualified institutional buyers, including several limited partners in A-A Mortgage. The proceeds from the issuance of the Series 2019-GT1 Term Notes were used to redeem all of the Series 2018-GT1 Term Notes.

        In connection with the Ginnie Mae MSR Facility, we entered into a VFN Repurchase Agreement with a financial institution, pursuant to which we sold the VFN with an agreement to repurchase it at a later date. We and the financial institution are also counterparties under a repurchase agreement used for warehouse borrowings. The VFN Repurchase Agreement has a term of one year and provides for a maximum loan amount of $150.0 million. As of June 30, 2020, the maximum borrowings under the respective warehouse borrowing facility and the VFN Repurchase Agreement combined was $750.0 million. The outstanding balance of the VFN Repurchase Agreement (excluding unamortized debt issuance costs) totaled $10.0 million as of June 30, 2020 and December 31, 2019.

        Our secured financing agreements contain margin call provisions that, upon notice from the applicable lender at its option, require us to transfer cash or, in some instances, additional collateral in an amount sufficient to eliminate any margin deficit. Upon notice from the applicable lender, we will generally be required to satisfy the margin call on the day of such notice or within one business day thereafter, depending on the timing of the notice. A margin deficit will generally result from any decline in the market value (as determined by the applicable lender) of the assets subject to the related financing agreement or surpassing aging limits on the pledged collateral.

        We are subject to liquidity and net worth requirements established by the GSEs for approved non-depository sellers/servicers and Ginnie Mae for approved single-family issuers, as summarized below:

  •
  The liquidity requirement of the GSEs is equal to 0.035% of the UPB of loans serviced for the Agencies, plus an incremental 2% of the amount by which total nonperforming Agency servicing UPB exceeds 6% of the applicable Agency servicing UPB. Allowable assets to satisfy the liquidity requirement include cash and cash equivalents (unrestricted), certain investment grade securities including Agency MBS, obligations of the GSEs and U.S. Treasury obligations, and unused, undesignated and available portions of credit lines;

  •
  The net worth requirement of the GSEs is equal to $2.5 million, plus 0.25% of the outstanding UPB of the portfolio of 1-4 unit residential loans that we are obligated to service and a tangible net worth/total assets ratio greater than or equal to 6%;

  •
  The Ginnie Mae single-family issuer liquidity requirement is equal to the greater of $1.0 million or 0.10% of the issuer's outstanding Ginnie Mae single-family MBS, which must be met with cash and cash equivalents; and

  •
  The Ginnie Mae net worth requirement is equal to $2.5 million, plus 0.35% of the issuer's outstanding Ginnie Mae single-family obligations.

        As of June 30, 2020, we were in compliance in all material respects with the applicable Agency requirements.

Off-Balance Sheet Arrangements

        As of June 30, 2020, we have not entered into any off-balance sheet arrangements.

Contractual Obligations

        As of June 30, 2020, we had contractual obligations totaling $7.9 billion, comprised of borrowings, commitments to purchase and originate loans and facility leases.

        The following summarizes our contractual obligations as of June 30, 2020:

	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(Amounts in thousands)
Commitments to purchase and originate loans	$5,724,598	$—	$—	$—	$5,724,598
Short-term debt	$1,830,955	—	—	—	1,830,955
Long-term debt	$6,302	59,013	225,000	—	290,315
Interest on long-term debt	$3,565	5,032	—	—	8,597
Office leases	$4,165	12,184	6,147	—	22,496

Total obligations	$7,569,585	$76,229	$231,147	$—	$7,876,961

Debt Obligations

        As described further above in "—Liquidity and Capital Resources," we currently finance certain of our assets through borrowings with major financial institution counterparties, primarily in the form of warehouse borrowings and notes payable. Under the terms of these agreements, we are required to comply with certain financial covenants and various non-financial covenants customary for transactions of this nature. As of June 30, 2020, we were in compliance in all material respects with these covenants.

        The agreements contain events of default (subject to certain materiality thresholds and grace periods), including payment defaults, breaches of covenants and/or certain representations and warranties, cross-defaults, guarantor defaults, Agency approval, material adverse changes, bankruptcy or insolvency proceedings and other events of default customary for these types of transactions. The remedies for such events of default are also customary for these types of transactions and include the acceleration of the principal amount outstanding under the agreements and the liquidation by our lenders of the loans or other collateral then subject to the agreements.

        The following summarizes the contractual maturities for our borrowings as of June 30, 2020:

Counterparty	Outstanding indebtedness	Facility size	Committed facility	Maturity date
	(Amounts in thousands)
Warehouse borrowings:
Counterparty A	$502,747	$600,000	$—	3/4/2021
Counterparty B	$87,805	$300,000	$—	9/17/2020
Counterparty C	$242,328	$400,000	$—	5/25/2021
Counterparty D	$475,323	$750,000	$—	(1)
Counterparty E	$363,976	$495,000	$—	(1)
Counterparty F	$1,125	$300,000	$—	7/20/2020
Counterparty G	$67,614	$100,000	$—	9/1/2020
Notes payable:
Counterparty H	$51,000	$100,000	$100,000	8/23/2020
Counterparty I	$29,037	$75,000	$75,000	9/28/2023
Counterparty I	$65,315	$—	$—	11/22/2022
Qualified institutional buyers	$225,000	$—	$—	11/25/2024
Other borrowings:
Counterparty J	$10,000	$150,000	$10,000	10/12/2021
Counterparty K	$—	$10,000	$10,000	3/6/2021

(1)
Subject to written notice from either us or the respective lender.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices, real estate values and other market-based risks. The primary market risks that we are exposed to are interest rate risk, prepayment risk, credit risk and fair value risk.

Interest Rate and Fair Value Risks

        Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond our control. Changes in interest rates affect both the fair value of, and interest income we earn from, our mortgage-related investments and our derivative financial instruments. This effect is most pronounced with fixed-rate mortgage assets. In general, rising interest rates negatively affect the fair value of our IRLCs and inventory of loans held for sale and positively affect the fair value of MSRs.

        Our operating results will depend, in part, on differences between the income from our investments and our financing costs. Presently our debt financing is based on a floating rate of interest calculated on a fixed spread over the relevant index, as determined by the particular financing arrangement.

        We engage in interest rate risk management activities in an effort to reduce the variability of income caused by changes in interest rates. To manage this price risk resulting from interest rate risk, we use derivative financial instruments acquired with the intention of mitigating the risk that changes in market interest rates will result in unfavorable changes in the fair value of our IRLCs, inventory of loans held for sale and MSRs. We do not use derivative financial instruments for purposes other than in support of our risk management activities.

        The following presents the effect of hypothetical changes in the fair value of MSRs caused by assumed immediate changes in interest rates that are used to determine fair value:

		December 31,
	June 30, 2020
Mortgage servicing rights sensitivity analysis		2019	2018
	(Amounts in thousands)
Fair value of mortgage servicing rights	$736,657	$893,193	$754,940
Interest rate change:
Decrease in fair value from 50 basis point adverse change	$(71,982)	$(148,306)	$(84,887)
Increase in fair value from 50 basis point favorable change	$142,940	$135,717	$63,091

Prepayment Risk

        To the extent that the actual prepayment rate on the loans underlying MSRs differs from what we projected when we initially recognized the MSRs and when we measured fair value as of the end of each reporting period, the carrying value of our investment in MSRs will be affected. A decrease in the principal balances of the loans underlying MSRs or an increase in prepayment expectations is likely to decrease our fair value estimates of MSRs, which would likely result in a reduction to our net loan servicing revenue.

        The following presents the effect of hypothetical changes in the fair value of MSRs caused by assumed immediate changes in prepayment speed that are used to determine fair value:

		December 31,
	June 30, 2020
Mortgage servicing rights sensitivity analysis		2019	2018
	(Amounts in thousands)
Fair value of mortgage servicing rights	$736,657	$893,193	$754,940
Prepayment speed change:
Decrease in fair value from 1% conditional prepayment rate increase	$(103,234)	$(40,741)	$(24,140)
Increase in fair value from 1% conditional prepayment rate decrease	$116,608	$44,974	$26,230

Credit Risk

        We are subject to credit risk in connection with our loan sales activities. Our loan sales are generally made with contractual representations and warranties, which, if breached, may require us to repurchase the loan or reimburse the investor for any losses incurred due to such breach. Thus, representation and warranty breaches effectively transfer credit risk from an investor or insurer back to us.

        The amount of our liability for losses due to representations and warranties to the loans' investors is not limited. However, we believe that the current UPB of loans sold by us to date represents the maximum exposure to repurchases related to representations and warranties. We include a provision for potential losses due to the representations and warranties we make as part of our recognition of loan sales, based initially on our estimate of the fair value of such obligation. We review our loss experience relating to representations and warranties and adjust our liability estimate when necessary.

        As a servicer of loans insured or guaranteed by agencies of the U.S. government, we have credit risk to the extent that such insurance or guaranty does not cover the entirety of the credit losses that are incurred in association with those loans and for which the servicer is responsible.

        In the event of developments affecting the credit performance of loans sold by us, including, but not limited to, a significant increase in unemployment or a significant deterioration in real estate values in markets where properties securing loans produced by us are located, defaults could increase and result in credit losses.

BUSINESS

Company Overview

        We are a non-bank financial services provider engaged in the business of purchasing mortgage loans from correspondent sellers, originating mortgage loans directly to consumers, and pooling and selling these loans in the secondary market. We generally retain the MSRs for these sold mortgage loans and subcontract the primary servicing function to unrelated third-party subservicers.

AmeriHome Overview

        We are a leading U.S. non-bank producer and master servicer of residential mortgage loans. Our strategy is to utilize our production channels and technology to source mortgages, MSRs and other mortgage related assets at attractive prices and generate returns at or above our target in all market environments. Since our founding in 2013, our business has grown to become the 11th largest mortgage lender and the second largest non-bank correspondent producer according to Inside Mortgage Finance. By employing the AmeriHome Way, we have created a highly flexible and scalable platform that leverages a technology-enabled, purpose-built infrastructure and organization as well as our management team's collective experience, to achieve what we believe to be best-in-class performance, a highly efficient cost structure, and continued growth and profitability in all market environments.

The AmeriHome Way

        Our main strategic focus is acquiring mortgage-related assets through our correspondent activities, including MSRs. We acquire these assets largely by purchasing, pooling and selling newly originated residential mortgage loans and retaining the MSRs relating to such mortgage loans. Our correspondent line of business serves as an intermediary between mortgage lenders and the capital markets by purchasing, pooling, and reselling newly originated mortgage loans, and as a conduit for sourcing new MSRs. In the Consumer Direct channel, we focus on refinancing mortgage loans in our MSR portfolio. We believe these refinance activities will allow us to earn attractive cash margins, retain our existing customers and maintain or recapture the related MSR that otherwise may be captured by our competitors, especially in a declining interest rate environment and, thus, leveling out or reducing prepayment speeds of our MSR portfolio.

        The AmeriHome Way has enabled us to achieve stable and attractive ROEs and allowed our operating company to generate positive net income every month since achieving initial profitability in February 2015. For the twelve months ended December 31, 2019 and the six months ended June 30, 2020, total net revenues were $418.7 million and $442.0 million, respectively, and net income was $174.5 million and $275.0 million, of which $71.1 million and $39.9 million consisted of net loan servicing revenue, respectively. We have generated attractive returns over the past five years while continuing to grow steadily in our three different business segments: (i) Correspondent channel, (ii) Consumer Direct channel and (iii) Servicing.

        Our experienced and entrepreneurial team has developed a lean business model that targets an attractive and consistent return-on-equity and has the requisite scale and flexibility to adapt to changing market conditions. We aim to produce mortgage related assets, including mortgage loans on a cost-effective basis with the goal of ultimately selling the underlying mortgages to the Agencies and other third-party investors in the secondary market, while retaining the associated MSRs. We also have a track record of consistent, prudent and profitable growth, having expanded our production volume from $18.7 billion in 2015 to $27.9 billion for the six months ended June 30, 2020 and our servicing portfolio from $18.9 billion to $87.9 billion as of June 30, 2020.

        Our best-in-class platform drives strong customer retention through consistent and competitive pricing across a broad range of mortgage products and multiple production channels. We have client relationships with over 650 correspondent sellers, which include independent mortgage bankers, community and regional banks, and credit unions of all sizes. These relationships are supported by our compelling value proposition, which includes a constant market presence, reliable pricing and reduced execution times compared to competitors. This ultimately translates into improved funding timelines for the end-user (the mortgage customer), a streamlined process and reduced working capital requirements for our clients. Our ability to deliver on our core value proposition is evidenced by AmeriHome having grown since our founding to the 11th largest mortgage lender for the twelve months ended June 30, 2020, according to Inside Mortgage Finance.

        We emphasize automation and process-improvement to prioritize speed, continuity, and cost efficiency in our business in a highly compliant, quality-controlled operation. We believe this translates into a highly efficient cost structure and a unique value proposition for our correspondent seller and consumer borrowers. Informed by extensive mortgage banking experience in bank-compliant settings, senior management established a robust risk management framework at AmeriHome's inception and continues to prioritize a compliance driven culture as a core tenet of the AmeriHome Way.

Our Business

Overview

        Our principal strategy is to source residential mortgage loans through multiple production channels and to sell the loans to third-party investors including the Agencies and others, or to securitize them, while generally retaining the MSRs. We actively manage our MSR assets and act as master servicer, while outsourcing day-to-day operational servicing functions such as payment collection to subservicers.

AmeriHome Business Model Overview

        Our business segments include two production channels and servicing:

  •
  Production.  Our production business entails the sourcing of residential mortgage loans through two channels: Correspondent and Consumer Direct.

  •
  Correspondent channel. We primarily purchase and aggregate residential mortgages from trusted third-party originators, who we refer to as "correspondent sellers." Our Correspondent channel serves as a critical intermediary between mortgage lenders and the capital markets by purchasing, pooling, and reselling newly originated mortgage loans, and as a conduit for sourcing new MSRs at what we believe to be attractive returns.

  •
  Consumer Direct channel. We also originate and aggregate residential mortgages directly from consumers, allowing us to earn origination revenue and extend our MSR portfolio through targeted refinancings. We retain the existing customers in our current portfolio of MSRs by actively refinancing their loans, and also acquire new customers through lead generation activities.

  •
  Servicing.  We retain the servicing rights to our produced loans, earning fees from such assets. We manage our servicing assets to maximize profitability using an asset management approach that entails (i) our active hedging strategy, (ii) opportunistic MSR asset sales, and (iii) outsourced subservicing. Our servicing segment generates cash that supports our production activity and provides liquidity. The value of MSRs tends to fluctuate counter-cyclically with our production opportunities as interest rates change, so that most often there is a balancing interaction between servicing and production revenues, as one rises and the other falls.

  •
  Subservicing. Consistent with our focus on operating efficiency, we have elected to outsource subservicing to independent firms that conduct the daily activities of servicing our loans, on a fee basis. This allows us to achieve cost savings and to conserve capital that would otherwise be needed to support an internal operation. We actively oversee our MSR investments by ensuring that subservicers meet all investor guidelines and optimize customer service, while coordinating closely with our consumer direct business to defend our MSR portfolio from attrition as customers refinance when interest rates fall.

        We are an approved seller/servicer for Fannie Mae and Freddie Mac. We are also an approved issuer of securities guaranteed by Ginnie Mae, an FHA-approved lender and a lender/servicer for the VA and the USDA. We are licensed to originate loans in 46 states and the District of Columbia. We are able to purchase and service loans in 49 states and the District of Columbia. Our national presence allows us to build new relationships across the country, growing our scale, and helps to limit geographical concentration in our MSR portfolio.

        We have invested in our infrastructure and technology platform since inception to enable low-cost production and maximize operational efficiency. We have focused on data and analytics as the most critical and complex component of our foundation. We believe our proprietary systems are highly strategic, create competitive advantages and add significant value, including the ability to organize, understand, analyze, and audit large quantities of information quickly and efficiently. We have four key proprietary products that work in tandem to provide a stable and comprehensive data platform based on one consistent data source: Cronus (data management platform), Magnus (data warehouse), Aspen (loan pricing, hedging and pooling platform), and Nexus (daily P&L and hedge attribution platform). We created this proprietary technology ecosystem to allow us to ensure reporting consistency across business lines, run complex analyses in a flexible manner, and enable high levels of automation.

        We also choose to outsource technology platforms based on the availability of satisfactory products in the market and whether doing so is more capital efficient than building technology in-house. For example, we worked directly with Ellie Mae to facilitate the development of their latest generation correspondent loan origination system, thus securing a contract that provides us access to the industry-leading technology at an efficient cost compared to the industry.

Market Opportunity

  Large, Established and Growing Financial Market

        We operate in one of the largest financial markets in the world. According to the Mortgage Bankers Association, there was approximately $10.7 trillion of residential mortgage debt outstanding in the United States as of December 31, 2019. Despite its large size, our market continues to grow. For the year 2019, total mortgage production volume was $2.1 trillion, representing approximately 26% growth over the prior year. Moreover, the mortgage origination market has averaged $2.0 trillion in annual originations since 2000. As of August 2020, the mortgage rate environment has resulted in a significant portion of mortgages being "in-the-money" to refinance. Even when this healthy supply of production diminishes, additional macroeconomic factors, independent of the rate environment, are expected to contribute to a steady increase in purchase volume over time.

        Although overall market volume can fluctuate due to macroeconomic factors such as interest rates and refinancing activity, there has been a steady increase in purchase volume. Regardless of the interest rate environment, purchase volume growth is expected to continue given prevailing demographic trends. As an example, the average homeownership rate amongst millennials, the largest U.S. population group by generation, was only approximately 38% as of June 30, 2020 based on data from the U.S. Census Bureau. Based on historical figures provided by the Mortgage Bankers Association, purchase volume grew on a compound annual basis of 6.7% from 2009 to 2019. From 2020 to 2021, purchase volumes are expected to increase by 1.7% based on Fannie Mae forecasted estimates. We believe that we are especially well positioned to capitalize on the expected increase in purchase volume through our purchase-focused correspondent business, while our consumer direct platform will benefit from the overall growth in our servicing portfolio.

  Fragmentation of the Mortgage Industry

        Despite the size and attractive growth characteristics, the mortgage industry has become increasingly fragmented and diversified. Prior to the financial crisis, large retail U.S. banks traditionally held the majority of the market share in both mortgage originations and servicing. This trend reversed itself shortly after the global financial crisis, as heightened capital requirements and increased regulatory scrutiny precipitated a decrease in bank participation in the mortgage market and resulted in non-bank market participants seizing a significantly greater market share. The market share of mortgage originations produced by the top five banks (Wells Fargo, J.P. Morgan Chase, Bank of America, U.S. Bank, and Citi) declined from 60% for the year ended December 31, 2010 to 18% for the twelve month period ended June 30, 2020, according to Inside Mortgage Finance.

        Most mortgage transactions start off at the local level, where we believe relationships and advice matter more than brand or scale. A majority of these relationships are between small independent mortgage bankers, realtors, builders and borrowers. Unlike other consumer-facing industries, leaders in the mortgage market do not hold significant market share. Our Correspondent channel allows us to capitalize on this fragmentation, by bringing our scale, efficiency and capital markets access to our large, diverse network of independent correspondent sellers nationwide. We believe there will be ongoing opportunities for our market-leading platform to increase our market share.

Our Strengths

        We believe the following characteristics of our business position us as a leading producer and servicer of residential mortgages in the United States and will allow us to continue to capture market opportunities in the future:

  Track record of consistent and profitable growth

        A core tenet of the AmeriHome Way is to achieve substantial growth without sacrificing profitability. We have generated positive net income at our operating company every month since achieving initial profitability in February 2015. Since then, our production volume has expanded from $18.7 billion in 2015 to $44.4 billion in 2019 and our revenue has grown at a compounded annual growth rate of 45.6%, reaching $418.7 million for the year ended December 31, 2019. Through a focus on disciplined growth, our top-line results have translated into healthy profits, as net income and return on average equity increased from $29.0 million and 15.7% for the year ended December 31, 2015, to $174.5 million and 20.8% for the year ended December 31, 2019. Since the first quarter of 2016, our quarterly TTM return on average equity has been consistent, at an average of 18.1% despite the changes in interest rate and the macroeconomic environment.

  We are a market-leading independent mortgage company with complementary business segments

        We are the second largest non-bank correspondent producer, having purchased over $43.0 billion of mortgage loans in 2019 through our active lending relationships across 47 states. As of June 30, 2020, we retained relationships with approximately 400,000 customers through our servicing portfolio. Our growing Consumer Direct channel allows us to extend the life of those relationships, as well as to add new customers to our platform. We believe our scale, and the operational efficiency that derives from it, is a sustainable competitive advantage for our business.

        Our business pairs our targeted production strategy with an outsourced subservicing approach designed to minimize risk while maximizing profitability. We believe that the synergistic relationship between our Correspondent channel, Consumer Direct channel, and Servicing business that employs a subservicing strategy positions us to increase our scale without substantial expense growth, increasing our margins.

  Purpose-built, automated, and scalable platform drives low costs and margin expansion

        AmeriHome was built to avoid many of the risks and challenges faced by independent mortgage companies during the financial crisis, allowing us to thrive in any economic environment. Our management team's firsthand experience prior to AmeriHome with the limitations of legacy systems and the lack of adequate risk management has shaped our nimble, variable cost strategy that allows us to make business decisions that produce sustainable investment returns and avoid excessive overhead and undisciplined growth that leads to volatile results as market conditions change. We believe that our current platform can support production that is at least double our average volume in 2019. Specifically, we have prioritized our highly scalable Correspondent channel and the use of leading subservicers rather than building our own servicing infrastructure, while utilizing technology platforms that optimize flexibility and efficiency.

        Our investments in our custom-designed technology suite support our low-cost strategy and maximize efficiency. We have best-in-class turnaround times to quickly purchase loans from correspondent sellers, propelled by highly automated processes developed through our proprietary data and analytics platform. We are able to analyze and price over $6.0 billion worth of loans on a daily basis with a median time from bid submission to pricing of approximately 3 minutes.

        The targeted outsourcing of select functions leverages our partners' marginal cost advantages and provides us with optimal operational flexibility while minimizing capital deployment. These various factors combine to drive a low cost platform that will allow us to profitably operate in various market conditions. If margins were to contract, we would be well-positioned to absorb such contraction with a cost to produce that we believe is substantially lower than that of correspondent peers, demonstrating the tangible benefits of our systems. The correspondent business is more scalable than other mortgage origination channels that rely on maintaining a brick-and-mortar retail presence, have high advertising costs, or require higher costs to produce each loan, positioning us for further growth without proportional expansion of headcount or operational costs.

  Unique value proposition to support our continued success

        We have built a diversified business platform capable of providing high quality service to both our correspondent sellers and our servicing customers throughout the mortgage life cycle. Maintaining strong relationships with our network of correspondent lenders supports our purchase production business, while delivering a high-quality servicing experience to our customers throughout their period of homeownership allows for us to acquire their future business through our Consumer Direct channel. We strive to consistently deliver value to both constituencies to maintain our leading position in correspondent production while increasing our returns on the initial purchase of a correspondent mortgage through our consumer direct refinancing efforts.

        We maintain strong, long-term relationships with our network of over 650 correspondent sellers that are often augmented by longstanding relationships between our sellers and the AmeriHome team. Approximately 90% of our correspondents transact with us every quarter, which we believe is among the highest monthly participation rates in the industry. The loyalty of our partners demonstrates the strength of our relationships and the benefits of partnering with AmeriHome.

        Our main tenets to providing value to our correspondent sellers are:

  •
  Speed:  Superior operational execution in paying sellers quickly for their mortgages reduces their need for increased borrowings and working capital constraints.

  •
  Platform:  Integrated and client focused approach, which works to make the process of selling us loans simple and seamless.

  •
  Products:  We are committed to purchasing a broad range of mortgage products that our correspondent sellers can offer to homeowners.

  •
  Relationships:  We maintain relationships with correspondent sellers who value a long-term, mutually beneficial relationship with certainty of execution and reduced funding times compared to our competitors.

  •
  Consistency:  We offer our correspondent sellers a consistent presence in the market and reliable pricing across our product lines.

  Our platform was designed to grow and thrive in any market environment

        We were built to succeed in any macroeconomic environment. We believe we are positioned to continue on a path of profitable growth regardless of prevailing market conditions, supported by our efficient operations, strong purchase-focused platform, emerging refinance and portfolio recapture strategy, servicing management and active management of MSRs. In highly competitive environments, our low cost model and selective purchase strategy allow us to maintain profitability despite margin decreases. In markets with less competition, our scalable platform and extensive correspondent network allow us to capture additional volume and expanded margins while maintaining our stringent quality controls.

        Our MSR portfolio and its associated revenue mitigate fluctuations in our production business, providing revenue diversification and recurring cash flows. Our strength in purchase originations should also support our production business in any market environment, while our developing consumer direct platform should allow us to increase refinance and portfolio recapture rates. For the six months ended June 30, 2020 and the year ended December 31, 2019, our purchase volume was $11.8 billion and $27.9 billion, respectively, and our refinance volume was $16.1 billion and $16.5 billion, respectively.

        Our platform is built to support future expansion in volume and product mix, allowing us to pivot efficiently should market conditions change. Our developing non-delegated channel will enhance our ability to react to the evolution of the mortgage and consumer finance markets.

  Experienced, cohesive management team

        Our senior management team has a compelling combination of financial, correspondent, secondary and risk management experience in both bank and non-bank mortgage lending environments. They have an average of 27 years of industry experience and a track record of generating financial and operational improvements. We are led by our Chief Executive Officer, Jim Furash, who oversees all aspects of our business. He has worked extensively in all areas of mortgage and commercial banking, including retail banking, risk management, commercial lending and capital markets. He also has over 15 years of direct-to-consumer financial services marketing experience. Our Chief Investment Officer, Josh Adler, has over 25 years of capital markets experience at large banking institutions. Our Chief Operating Officer, John Hedlund, has built and managed large correspondent lending platforms across his 32 year career. Our Chief Risk Officer, Mark Miller, has more than 35 years of mortgage risk management and lending experience, much of it at large banking institutions. Our Chief Financial Officer, Garrett Galati, has 17 years of capital markets and financial management experience in the mortgage industry. Our Chief Information Officer, David Andersen, has 19 years of trading, data management, quantitative analysis and technology experience in the mortgage industry. We have experienced zero turnover amongst our 11 founding employees, which serves as a testament to AmeriHome's strong team culture extending beyond the executive suite.

  Our relationships with Athene and Apollo create attractive investment opportunities

        We believe our relationships with Athene, a leading retirement services company that issues, reinsures and acquires retirement savings products, and Apollo, a leading global alternative investment manager, position us to identify investment opportunities that are mutually beneficial. Athene and Apollo look to invest in a portfolio of asset origination platforms and investment teams across a variety of asset classes, of which we are one. These relationships also provide us with elevated access to market insight and investor interest in potential products or investment opportunities. As an asset originator, we are able to work collaboratively by both purchasing and investing with Athene and Apollo, and ultimately sell products that are mutually beneficial.

        We collaborate in evaluating and developing production opportunities to further strengthen our business. In the last four years, we have produced over $1.5 billion of assets for Athene and Apollo, including whole loans and securitizations and believe this ongoing relationship will continue to be a strategic advantage for AmeriHome. While not exclusive, we believe our strategic relationship creates significant competitive advantages. Specifically, we can coordinate on product development, which enables us to incubate and launch new products or channels with the knowledge that there exists an initial source of funding or investor appetite. As of June 30, 2020, Athene had consolidated investments of $163.0 billion, of which residential mortgage loan assets represented $4.7 billion, and Apollo had total assets under management of $413.6 billion, including $300.4 billion of credit and credit-oriented assets under management and $47.4 billion of deployable investment capital.

Our Strategy for Profitable Growth

        Our core business strategy involves generating attractive returns for our equity holders by producing mortgage loans through a low-cost platform and using gains from the sale of such mortgages to originate MSRs at attractive returns. Our objective is to further expand our leading positions in both residential mortgage production and servicing in the United States by growing our existing channels, opportunistically expanding into new channels and products and continuing to drive operational efficiencies.

  Continue expansion of correspondent business by leveraging our strengths and adding relationships

        We have grown our correspondent network from zero sellers in 2014 to over 650 as of June 30, 2020. Continuing to deliver on our strong value proposition will allow us to deepen our existing relationships while attracting additional high-quality loan sellers, expanding our Correspondent channel. Our current market share of correspondent production volumes for the twelve months ended June 30, 2020 is 6.7%, leaving ample room for significant expansion while maintaining price discipline and our high standards. Our scalable, low cost platform will allow us to achieve such growth in any market environment.

        We estimate that we see approximately 26% of all correspondent loans in the industry nationwide that are offered out for bid on a daily basis and win only approximately 10% of the loans on which we bid because of our strict pricing parameters and return hurdles. We have chosen to foster growth through adding high quality counterparties to our network instead of sacrificing price selectivity. We can drive further growth by increasing penetration within our existing network of sellers through continued consistent, efficient execution. Our fulfillment platform currently has capacity to support substantial additional volume without meaningful incremental costs.

        Maintaining a low cost infrastructure is critical to our growth strategy. It enables us to remain competitive in the sector during periods of contracting margins. We believe our efficient core infrastructure allows us to have a lower production cost per loan than almost all of our peers. Our low cost base positions us to expand this channel with minimal capital outlay or run-rate increase in expenses.

  Continued growth and investment in our Consumer Direct channel

        We continue to develop our Consumer Direct channel, launched in 2016, in order to grow our production revenue at attractive cash margins through recapture and new customer acquisition, as well as to defend our MSR portfolio from prepayment-related attrition. We aim to further advance our refinance strategy by capitalizing on our large and growing servicing customer base with low customer acquisition costs. Our significant investment in proprietary technology and data analytics allows us to efficiently identify customers who would benefit from a refinance. Sustained low interest rates will continue to drive heightened refinance activity that we aim to capture through efficient, real-time targeting of existing servicing customers. As we have continued to develop this channel to 2.3% of our 2019 production volume, its high profit margins have grown to contribute 15.8% of our net income.

        In the future, we anticipate that our continued expansion into new customer acquisition will drive further growth in consumer direct originations. Our proprietary technology suite will augment our efforts to attract new customers through an optimized and focused outreach strategy.

  Prudently manage growth in servicing

        As of June 30, 2020, we serviced approximately 400,000 customers with an aggregate UPB of approximately $87.9 billion. For the six months ended June 30, 2020, we added approximately $23.2 billion UPB of net loans to our MSR portfolio. We currently see opportunities to expand our servicing business through the growth of existing origination channels, as well as potentially exploring MSR acquisitions through bulk or other channels if offered on attractive terms.

        Our subservicing strategy and low overhead enable us to view our servicing business objectively. Because we do not bear the costs of a large servicing operation, we can actively manage our servicing assets to maximize profitability to our business and are willing to monetize MSRs. Since inception, we have opportunistically sold 34% of all of our originated MSRs, and have done so above carrying value. Our active hedging strategy allows us to lock in the initial MSR yield without bearing undue interest rate risk. Additionally, our operating servicing revenue has grown from $24.7 million for the year ended December 31, 2015 to $229.0 million for the year ended December 31, 2019.

  Opportunistically evaluate new products and channels

        The residential mortgage market is constantly evolving with technological innovation and changing investor appetite, creating demand for new products. We believe we can successfully expand upon the success of our existing channels, offer new products and target additional customers profitably and with acceptable levels of risk. In addition, our relationship with Athene and Apollo will allow us to evaluate and develop opportunities that may be mutually beneficial.

        Our flexible, scalable platform will allow us to pivot efficiently should market conditions change through our Consumer Direct and non-delegated Correspondent channels. Our relationships with our approximately 400,000 servicing customers provide direct access to a substantial addressable market to launch new products with minimal incremental costs. Our Consumer Direct channel allows us to originate loans with close to zero customer acquisition and marketing cost, which will support any future business or product additions.

        For example, our recent entrance into the non-delegated Correspondent channel provides the necessary framework for future expansion of our product suite to include additional mortgage-related and other consumer finance products. We believe our control of the underwriting process in non-delegated originations will lower the risk of launching new products, ensuring continued loan quality and high standards, even if we choose to expand into credit-sensitive products.

  Continue to optimize business by focusing on operational efficiencies

        As we continue to scale our business, it is imperative that we maintain the same operational discipline that has helped us minimize costs and produce successful returns over the years. We will continue to focus on maintaining our highly efficient cost structure through prudent operational management, utilization of our existing infrastructure, and investments in technology. This will make us more competitive in entering new products and markets, expanding our existing business in all margin and interest rate environments, and optimizing our return on capital in all interest rate environments.

Our Business Segments

Production

        Our mortgage production platform was designed to be scalable, low-cost and efficient, while minimizing risk. We source residential mortgage loans through our two channels: Correspondent and Consumer Direct. Our correspondent model and our disciplined strategy are designed to generate long-term outperformance versus the market. Through low-cost correspondent production and consumer direct origination, we are able to consistently produce MSRs at attractive yields. Our large network of correspondent sellers allows us to see a large percentage of the mortgage market. We had the opportunity to bid on 26% of the $1.7 trillion of retail and wholesale mortgage loans originated in 2019. Our growing presence in the Consumer Direct channel is designed to enable us to earn attractive margins while defending our MSR portfolio from heightened prepayment rates in a low interest rate environment by identifying mortgage loans that are likely to prepay and offering to refinance them at current rates.

        Our production volume predominantly consists of purchase originations (i.e., mortgages originated to purchase a property), which positions us well for future growth. In 2019, 62.8% of our production volume was purchase production, which tends to be more stable from year to year than refinance production, which is more heavily dependent on interest rates. Since inception, purchase production has comprised an average of 67.9% of our total volume. Purchase production volume has increased from

$12.0 billion in 2015 to $28.0 billion in 2019 despite fluctuations in refinance volume, which has been driven by changes in interest rates. Our strong purchase platform and forecasted growth in purchase volumes should support expansion in our Correspondent channel.

        We generate production revenue through gains achieved when pooling produced loans into securities known as mortgage backed securities or selling loans as whole-loans to various investors. This revenue is composed of upfront cash derived from the difference in price at which we purchase a loan and at which we sell the loan, as well as the capitalization of the fair market value of the MSR generated by selling the loan "servicing retained". We primarily produce conventional mortgage loans conforming to the underwriting standards of the GSEs (Fannie Mae and Freddie Mac), and government insured or guaranteed loans conforming to the underwriting standards of the FHA, VA and USDA.

        We have an experienced Capital Markets team who actively manage the pricing, pooling and selling of loans into the secondary market, as well as all of the market risk management and hedging activities. We make forward lock commitments to purchase or produce loans at a specified price for settlement on a future date. During the time period between our commitment to price for a loan and the execution date when that loan is resold or securitized, we assume interest rate risk for that loan, which we hedge. The Capital Markets team leverages proprietary systems to enhance execution of loan sales and hedge against changes in market value that can be caused by changes in interest rates and various other market risks. A unique aspect of our capital markets platform is that one team manages both secondary execution and pricing at the time of purchase. This continuity allows us to optimize execution in our capital market activities.

        We make both Mandatory and Best Efforts commitments to purchase loans. The majority of the forward lock commitments made by AmeriHome are on a mandatory basis, requiring the seller to make AmeriHome whole for hedging losses if the loans are not delivered against the forward commitments. In a Best Efforts commitment, AmeriHome is subject to market risk if a loan under such a commitment does not close and is therefore not sold to us. We employ proprietary predictive models to estimate the probability of a loan closing and efficiently manage market risk during the commitment period.

        We utilize warehouse lending facilities from a number of different banks to fund originated or purchased loans until they are able to be sold. After we sell originated or purchased mortgage loans to secondary market investors, we retain substantially all of the MSRs on mortgage loans sold. The mortgage loans are typically sold within 30 days of origination or purchase in order both to mitigate credit risk and to minimize the capital required. Our warehouse facilities have an average gestation period of 12 days and an average pipeline lock up period of 16 days, which means they can be wound down quickly and in an orderly manner, even in an extreme stress environment.

        The following is a summary of certain key variables and other factors we use to manage and assess the performance of our Correspondent and Consumer Direct businesses:

	Six months ended June 30,		Year ended December 31,
	2020	2019	2019	2018
	(Dollars in thousands)
During the period:
Loan production by channel:
Correspondent	$26,925,189	$18,235,412	$43,366,105	$36,474,504
Consumer Direct	985,353	334,769	1,029,811	723,454

	$27,910,542	$18,570,181	$44,395,916	$37,197,958

Loan production by purpose:
Purchase	42.2%	72.8%	62.8%	79.1%
Refinance	57.8%	27.2%	37.2%	20.9%
Loan production by investor:
Fannie Mae and Freddie Mac	68.2%	52.5%	54.7%	53.2%
Ginnie Mae	29.7%	42.9%	40.5%	37.4%
Other	2.1%	4.6%	4.8%	9.4%
Interest rate lock commitment volume	$31,746,288	$19,748,352	$46,049,678	$36,771,787
Gain on sale margin (in basis points)	123.1	61.1	67.9	41.0
At period end:
Number of correspondent sellers	665	564	618	510

Correspondent Channel

        In our Correspondent channel, we purchase residential mortgage loans from a network of independent mortgage originators. We have chosen to pursue growth primarily through the Correspondent channel, which we think provides the most efficient and scalable access to the mortgage market. According to Inside Mortgage Finance, AmeriHome was the second largest correspondent non-bank mortgage producer in the country, with a volume of $46.9 billion and a market share of 6.7% for the twelve months ended June 30, 2020, up from a volume of $1.9 billion and a market share of 0.5% in 2014.

        Our Correspondent channel primarily consists of loans that are originated, underwritten and funded by our correspondent sellers and subsequently sold to AmeriHome. The sellers make representations and warranties as to the quality of loan underwriting and compliance with applicable laws and lending regulations, and agree to buy back loans that fail to meet appropriate standards. Before purchasing loans from our correspondent sellers, we review loans for compliance, documentation and loan data to ensure accuracy and salability into the secondary market. We conduct extensive diligence on each correspondent seller and focus on a group of top-tier correspondent sellers with solid financial performance and long track records in the industry. Once we purchase the loans, they are on boarded to our servicing system and pooled and certified to the respective Agency or investor.

        We offer our correspondent sellers a consistent bid for a full suite of Agency loan products along with flexible delivery options, including conventional, FHA, VA, and USDA loans. For the delegated underwriting option, the credit decision is made by our correspondent sellers, and the loans are purchased by AmeriHome only after a loan has been closed by the correspondent seller. These sellers make certain representations and warranties to AmeriHome as described above. For the non-delegated underwriting option, AmeriHome makes the credit decision for the seller, and then purchases the loan after the seller has closed it subject to a reduced set of representations and warranties from the seller.

        Our correspondent production represented 96.5% of our mortgage volume for the six months ended June 30, 2020, 97.7% for the year ended December 31, 2019 and 98.1% for the year ended December 31, 2018.

        While the majority of our current correspondent production is acquired from sellers who use the delegated underwriting option, our non-delegated channel is growing. We believe our non-delegated production line of business, where our profits margins are typically higher than for delegated business, represents a significant opportunity for growth and we continue to focus on expanding it further by solidifying our existing relationships and acquiring new non-delegated sellers.

        Substantially all of the loans we purchase through our Correspondent channel line are Agency-eligible mortgage loans. Agency-eligible mortgage loans meet the guidelines of Fannie Mae, Freddie Mac or Ginnie Mae (whose loans are insured or guaranteed by government lending programs sponsored by the FHA, the VA or USDA). We sell mortgage loans mostly on a servicing-retained basis, but some are sold on a servicing-released basis as "whole loans" whereby we do not retain the related MSRs. In the future, we may securitize Agency-eligible loans, non-Agency loans, and/or jumbo mortgage loans in residential mortgage-backed securitization transactions.

        We maintain our focus on risk management when expanding our network of correspondent sellers. Our internal salesforce identifies and attracts potential new sellers, which are then reviewed by a committee, with no decision-making power delegated to the salesperson. Our Correspondent channel drives the growth of our MSR portfolio, and MSR portfolio management is taken into account in determining our network of correspondent sellers and making credit decisions.

        We utilize a three-pronged strategy to make credit decisions and approve new sellers. We believe in taking a holistic view of MSR risk and return, as we think this disciplined approach will generate long-term outperformance versus the market.

  •
  Loan seller selection:  By focusing on selecting sellers with demonstrated financial and operational track records and solid controls in place, we reduce our manufacturing quality concerns. Counterparty seller review and surveillance is a critical component of risk management to ensure our sellers are financially sound and capable of repurchasing loans they sell us that turn out to be defective. Our current collection/resolution rate from correspondent sellers on loans we have been required to repurchase from our investor is in excess of 90% to date.

  •
  Manufacturing process:  We comply with all Agency servicing and quality control program requirements, and have a loan purchase process employing operational controls that help ensure the loans we purchase meet program eligibility requirements and are compliant with applicable laws. Strong quality control helps avoid investor repurchase requests and ensures the loans purchased will exhibit better credit performance.

  •
  Portfolio composition:  We source loans from a diverse group of over 650 correspondent sellers with a broad national footprint, which allows us to optimize our MSR portfolio composition and returns. We avoid concentration risk with any particular seller, or from any particular geographical area.

Consumer Direct Channel

        Our Consumer Direct channel, which was launched in 2016, originates mortgages directly to homeowners, ultimately selling the underlying mortgage and retaining the servicing rights in most cases. Currently, the majority of our consumer direct origination activity is refinancing our existing AmeriHome servicing customers. By proactively offering attractive refinancing terms to existing borrowers, we can minimize MSR portfolio attrition and build customer loyalty by improving their mortgage experience.

        We have a dedicated in-house sales and fulfillment team that drives our Consumer Direct channel, targeting further origination revenue at attractive cash margins. We have automated systems through which Cenlar provides daily data on our servicing customers. Our significant investment in technology provides us direct access to real-time data that identifies identify target customers who would benefit from a refinance and allows us to approach customers efficiently. Our Consumer Direct channel represented 3.5%, 2.3% and 1.9% of our mortgage production volume for the six months ended June 30, 2020, and the years ended December 31, 2019 and 2018, respectively. Pull-through adjusted lock volume for this platform totaled $1.1 billion, $1.1 billion and $0.8 billion for the six months ended June 30, 2020 and for the years ended December 31, 2019 and 2018, respectively.

        This Consumer Direct channel utilizes our call center and our origination website to reach our approximately 400,000 existing servicing customers who may benefit from a new mortgage. Those existing relationships allow us to keep our customer acquisition cost low, as we save the vast majority of the advertising and marketing costs that would be associated with sourcing new customers. Over time, we have expanded our consumer direct platform to allow us to acquire customers whose loans we do not currently service, which represents a significant opportunity for the future growth for our originations business. We expect our funding volume and earnings to continue to improve over time as we build out this platform to facilitate the refinancing of our growing servicing portfolio and to fully enable the acquisition of new customers whose loans we do not currently service.

        Our Customer Direct channel is predominantly focused on Agency originations at this time, but in the future may offer non-Agency products as well. In-house underwriting capabilities provide expertise in credit management and ensuring compliance with the relevant underwriting guidelines. We also benefit from our robust data on existing servicing customers, such as historical payment history, financial profile, and other borrower characteristics.

Servicing

  Overview

        We service residential mortgages that we have acquired through our correspondent production or originated through our consumer direct lending channel, and for which we own the servicing rights. We service residential loans primarily for the GSEs (Fannie Mae and Freddie Mac) and Ginnie Mae, generally earning a contractual fee ranging from 25 to 56.5 basis points of outstanding unpaid principal balance, as well as ancillary income.

        Servicing mortgage loans involves the collection of principal and interest payments from borrowers, the administration of tax and insurance escrow accounts, and the collection of insurance claims, in each case on behalf of mortgage loan investors or mortgage loan guarantors. Following the sale of a mortgage loan, loan servicers manage payments, delinquencies, and other administrative functions of mortgages for their own loans and/or those owned by third-party investors. Loan servicers earn fees on the mortgages they service, which is contractual revenue based on the UPB of the loans, as well as various types of other ancillary income. The net present value of the expected future cash flows from fees and ancillary income is capitalized on the mortgage servicer's balance sheet as MSRs. MSRs are carried at fair value and are subject to changes in valuation based on macroeconomic factors including interest rates. One key valuation input is the expected prepayment rate of the loans, which correlates with interest rates. As interest rates increase, MSR values generally increase in tandem as refinancing becomes less attractive and prepayment rates fall accordingly, extending the average life of the asset and increasing related expected cash flows. Mortgage servicing thereby functions as a natural hedge to mortgage originations, which generally decrease in a rising interest rate environment. In a falling rate environment, MSR valuations decrease as prepayment rates grow, but origination volumes are expected to grow as home financing becomes more affordable. We retain the servicing rights on the vast majority of the loans we originate.

        We take an asset management approach to servicing. This includes (i) hedging and interest rate risk management, (ii) portfolio surveillance and active portfolio management and (iii) the use of a third-party subservicer, who is subject to our ongoing oversight. Our real-time data surveillance of our MSR portfolio allows us to create in-house models to use in conjunction with third-party models to predict loan prepayments and credit losses, and to simulate interest rate scenarios to estimate cash flows and valuation changes. We further enhance our total return through effective oversight of our subservicing activities, which we believe increases cash collection and operational efficiencies.

        We outsource certain operational servicing functions to subservicers to better focus on key value-additive aspects of our servicing business, while avoiding the high fixed costs and capital requirements associated with operating a full servicing platform. In this way, we benefit from our subservicers' scale, and achieve a more variable servicing cost structure. This allows us to consistently prioritize quality and value over volume. Our subservicing arrangements also reduce our operational risk, as our subservicers absorb the costs of any operational errors. Cenlar, a bank with decades of experience in managing mortgage loans, subservices approximately 99% our mortgage loans.

        We aim to maintain a high-quality servicing portfolio of loans that have been properly underwritten to applicable investor guidelines. Ensuring the strength of our servicing portfolio begins with the selection of correspondent sellers who produce well underwritten loans to borrowers with the ability to repay them. As of June 30, 2020, our servicing customers had an average FICO score of 720 and approximately 5% of loans were 60 days or more delinquent. Our Ginnie Mae loans are insured or guaranteed by agencies of the U.S. government. While our Agency loan focus, whereby loans have been sold to others, insulates us from most of the credit risk in our servicing portfolio, delinquencies, foreclosures, and other results of underperformance can negatively impact our servicing revenue and MSR value, as well as requiring us to fund servicing advances.

        The following is a summary of certain key variables and other factors we use to manage and assess the performance of our servicing business:

	June 30,		December 31,
	2020	2019	2019	2018
	(Dollars in thousands)
MSR Portfolio:
Unpaid principal balance	$86,079,052	$68,773,101	$75,765,221	$64,513,395
Average FICO score	720	715	713	717
Carrying value ratio	0.9%	1.1%	1.2%	1.2%
Weighted average servicing fee (in basis points)	33.4	32.7	34.2	30.0
Weighted average servicing multiple	2.6	3.3	3.5	4.0
Loans serviced:
Current through 59 days delinquent	$83,175,524	$69,810,935	$76,694,381	$65,402,525
60 days or more delinquent	4,710,904	1,017,634	1,612,931	750,914

	$87,886,428	$70,828,569	$78,307,312	$66,153,439

60 days or more delinquent as a percentage of total loans serviced	5.4%	1.4%	2.1%	1.1%

Active Portfolio Management

        We take a multi-faceted asset management approach to managing our MSRs, through which we aim to achieve a rate-neutral portfolio position. This includes (i) hedging and interest rate risk management, (ii) portfolio surveillance and active portfolio management and (iii) use of a subservicer, over whom we exercise ongoing oversight. Our active asset management strategy differentiates us from our peers, most of whom rely solely on the "macro hedge" intrinsic to combined origination and servicing businesses, and who do not actively hedge their portfolios.

        We actively hedge MSRs in order to minimize market risk. Our real-time data surveillance of our MSR portfolio allows us to create in-house models to use in conjunction with third-party models to predict loan prepayments and credit losses, and to simulate interest rate scenarios to estimate cash flows and valuation changes. Finally, through effective oversight of our subservicing activities, we can further enhance our total return by increasing cash collections and operational efficiencies.

        Retained servicing rights of loans we sell or securitize are also subject to interest rate risks, as falling rates tend to encourage loan payoffs due to borrower refinancing or the purchase of a new home, thus shortening the period of time a servicing fee is received and reducing MSR value. In contrast, rising rates tend to increase MSR values as borrowers are relatively less likely to refinance or purchase a new home, so that the life of the MSR asset and its associated cash flow continue for a longer period of time.

        Our Capital Markets team is responsible for valuation and risk management of the MSR portfolio. AmeriHome values MSRs created or retained through the purchase of whole loans through its implementation of an internal model tuned and calibrated to AmeriHome's view of MSR economic value. This model is used in our hedging activities, which seek to minimize market rate risk and the corresponding impact to our income statement. Historically, our active hedge strategy has successfully mitigated interest rate risk.

Outsourcing to Subservicers

        We have chosen to operate our servicing business through the use of subservicers. We believe these arrangements allow us to benefit from our partners' expertise and infrastructure while maintaining our low-cost, capital light servicing platform. Additionally, our subservicing strategy frees us from supporting a large, people-intensive servicing business, allowing us to make business decisions based on marginal returns instead of meeting overhead requirements. Key benefits of our subservicing arrangements are as follows:

  •
  Reduced capital outlay:  Resources and infrastructure, including investments in technology, training and telephone systems are borne by our subservicers, which limits the amount of capital that we need to allocate to the business.

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  Customized servicing solution:  Innovative and flexible design within our subservicers' operations enables us to create the servicing program we need for our customers.

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  Default management:  Professional handling of the default loan administration functions by our subservicers minimizes servicing expenses.

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  Reduced operational risk:  The subservicer operates at a scale where it can afford a significant control infrastructure, and is financially responsible for operational errors that it makes.

  •
  Enables active portfolio management.  Low variable cost structure of subservicing arrangements enables active MSR portfolio management, allowing us to prioritize value over volume in our servicing portfolio and the flexibility to sell MSR to optimize returns.

        We have a loan subservicing agreement with Cenlar, pursuant to which Cenlar provides subservicing for approximately 99% of our portfolio of mortgage loans and MSRs. Cenlar has been actively engaged in mortgage loan servicing and subservicing as its core business for more than 40 years. As a subservicer, Cenlar manages the ongoing, day-to-day servicing functions, including the collection of principal and interest payments from borrowers, the administration of tax and insurance escrow accounts, and the collection of insurance claims, in each case on behalf of mortgage loan investors or mortgage loan guarantors, as well as the management of mortgage loans that are delinquent or in foreclosure or bankruptcy.

        Cenlar is a bank, and subject to significant governance requirements and regulatory oversight. Cenlar's internal audit function, quality control testing and risk management framework are subject to monitoring by the Office of the Comptroller of the Currency. In addition to Cenlar's internal and regulatory oversight, we employ both an operations-focused and a compliance-focused oversight regime that includes transaction level and entity level surveillance. We have automated daily monitoring in place, and also engage in asset reconciliation, custodial account reconciliation and loss monitoring review procedures to ensure Cenlar's operations meet our high standards.

        We conduct monthly quality control reviews across all of Cenlar's subservicing functions, including call review and compliant monitoring to ensure courteous and accurate client communication and timely remediation of any customer concerns. The result is a three-dimensional outsourced oversight regime (Cenlar's own internal oversight, plus operations-focused oversight and consumer compliance-focused oversight from AmeriHome) that ensures operational issues are identified and remediated so that consumers are treated well and operations comply with industry standards.

        Total subservicing compensation is established at levels that we believe are competitive with those charged by other primary subservicers and specialty subservicers. We also have an arrangement with LoanCare, LLC to provide subservicing for the remaining approximately 1% of our portfolio of mortgage loans that we service.

Technology

        We take a differentiated approach to operations and our technological infrastructure, and are pragmatic when it comes to deciding whether to buy, lease, or build technology. Historically, from inception to today, when it comes to data-centric processes and analytics, we have focused on building in-house solutions. We have also chosen to outsource tech platforms where it's more capital efficient. However, when dealing with vendors, we strategically seek out competent vendors with a proven track record and solid technology to fulfill our more commoditized technology needs.

        We have strategically developed proprietary technology that is critical and responsible for much of our success since inception, and has only been possible through the foundational expertise our employees possess. Since inception, we have understood that data is the core of our business, and the ability to organize, understand, analyze, and audit it will provide us the foundation from which a successful financial services business can be built.

Proprietary Technology

        We have four notable proprietary products. Two of them, Cronus and Magnus, have been the backbone of AmeriHome's data-centric processing, reporting, and analytics since inception.

        Cronus is a data management platform designed for working with highly structured data and managing data-centric processes. It is a SQL-based environment that provides enhanced tooling and support for keeping track of data, running processes that act on data, and managing inter-dependencies of data and processes. Cronus, as a platform, employs object and relational paradigms, but promotes, and in most cases requires, immutability to ensure a full representation of every piece of data that has ever been known and how it came to exist.

        Cronus' event-based orchestration service is responsible for managing the automation of thousands of processes which include anything from data collection, internal and external service integration, report generation, and quantitative analysis. We have a team of engineers to support Cronus development, and have several quantitative analysts and traders that utilize the platform to manage their data and analytical needs.

        Magnus is the data warehouse, which is based on a single agnostic data model, completely independent of any source system, which allows for maximum flexibility while ensuring reporting consistency across all aspects of the business, and minimizes downstream impacts on users, systems, and integrations from upstream application changes. Magnus is responsible for providing data that is used by all of our core processes, vendor integrations, reporting, and analytics, such as: (a) boarding loans to subservicers, (b) pooling and delivery to the Agencies, (c) fulfilling external party requests from regulators or auditors, (d) servicing valuation, (e) loan-level accounting and (f) model development.

        Magnus inherently provides a full-representation of history for every data element, because it is built using the Cronus platform. Therefore, we turn to Magnus not only for daily operations, reporting, and analytics, but for understanding the behavior of data, and building better models. We have a team of engineers that support the ongoing development and maintenance of Magnus, as it is the single most valuable source of data at AmeriHome.

        Two other notable proprietary products that represent our continued investment in technology are Nexus and Aspen.

        Nexus is a P&L and hedge attribution system developed to report on daily economic P&L, and explain changes in hedge positions. Some of the fundamental objectives of Nexus include, but are not limited to, providing:

  •
  Loan and trade-level economic P&L attribution.

  •
  The official source of monthly, and daily valuation reporting for GAAP.

  •
  Hedge allocation to support intra-book hedging practice.

  •
  Hedge allocation to support loan-level profitability analyses.

  •
  Loan and trade-level hedge attribution.

  •
  The full history of all inputs, outputs, and keeping track of all revisions, and deletions.

        Like the rest of our data-centric systems, Nexus is built on top of Cronus.

        Aspen is our Secondary Marketing Management System. The core functionality provided by Aspen is the valuation of loans, and the management of pool and trade data. Aspen is composed of a suite of stand-alone components that include, but are not limited to, (a) servicing valuation, (b) execution stack valuation, (c) pooling optimization, (d) fallout model, (e) hedge cost and mortgage option model, and (f) hedge model.

        Aspen is a key component of our proprietary bulk-bid automation system that, when coupled with Cronus, allows Capital Markets to automatically consume data from correspondent sellers, run our full stack of analytics, and ultimately provide pricing to the desk within minutes of delivery of data.

Third-Party Technology

        The most notable third-party technology that we employ is the Encompass platform provided by Ellie Mae for both Correspondent Lending and Consumer Direct operations. Correspondent sellers interact with a web-based platform named Correspondent Connect, which is provided as part of the Encompass environment. Through Correspondent Connect, sellers can lock best efforts commitments, and delivery loan packages to AmeriHome.

        Ellie Mae provides an additional platform named Investor Connect that allows our correspondent sellers that also use Encompass as their origination system to deliver loans to us without leaving their own environment, increasing efficiency for our sellers. Over 70% of our production comes from sellers that use Encompass as their origination platform.

Continuing to Invest in the Future

        When we started AmeriHome our focus was on data and analytics, because we knew that was the most critical and complex component of our foundation, and was not something that we wanted to outsource. The company was founded by professionals that had deep understandings and backgrounds in Capital Markets, trading, quantitative and data analytics, artificial intelligence, building models, building data analytics platforms, data architecture, data engineering, and how to operationalize data. Cronus and Magnus have always been, and will remain to be the backbone of our data-centric environment and processes.

        Now that we have matured as an organization, we have the additional resources that allow us to develop services that enable us to expose our expertise in new ways. A notable proprietary technology that we are currently building is named Haus. We consider Haus as AmeriHome's next-generation platform that will enable us to provide new services not only to various departments across AmeriHome, but also to our correspondent sellers and borrowers.

        Haus will enable us to orchestrate more real-time analytics and services to drive down operational costs, increase data accuracy, decrease turn-times, decrease operational impacts of spikes in volume, and provide our clients and borrowers new light-weight and flexible functionality with rich feedback. Haus is a highly scalable, and flexible service-oriented architecture built using representational state transfer protocols.

Compliance and Oversight

        We operate in a highly regulated environment that is subject to a patchwork of local, state and federal laws that have been developed over a period of many years, as well as investor requirements that can change with market conditions or as a result of other influences that are outside of our control. It is necessary for us to comply with applicable requirements from all of these sources, while at the same time remaining responsive to the needs of consumers and our business partners. Doing this requires constant surveillance of regulatory and industry changes, and the allocation of sufficient resources to effect the technological and process changes necessary to ensure compliance. Monitoring and testing programs must be implemented and constantly updated to provide an effective feedback loop so that we have timely visibility into compliance risks and failures, and so these can be effectively remediated once identified. It is not only our own people, processes, and technology that require oversight, it is our vendors as well. While vendors provide our company with critical capabilities and cost effective solutions for various aspects of our business, we often bear legal responsibility for their actions and compliance issues. It is our well designed Compliance Management Framework that allows to continually monitor internal and external operational processes as well as regulatory and market changes so that we embody a culture of ethics and compliance while remaining both competitive and profitable. AmeriHome has never engaged in predatory lending, nor has it facilitated such lending through the purchase of loans originated by others to consumers who did not have the ability to repay their loans.

Traditional Three Lines of Defense Model

        Our organization employs a traditional three lines of defense model. Our first line of defense is our employees and managers within each line of business, who have primary responsibility for managing risks associated with day-to-day operations, and complying with changing regulations as required by their policies and procedures. They must ensure the adequacy of the preventive and detective controls that are currently in place, or work to improve and update them. Our second line of defense consists of several departments that are headed by our Chief Compliance Officer and other managers who report to the Chief Risk Officer. This group is responsible for change management, policies and procedures, cyber security, vendor management, and quality control testing of our servicing and loan origination/acquisition functions. Our third line of defense is our internal audit team, whose function it is to provide objective and independent assurance. The goal of our internal audit team is to assess whether the first and second lines of defense are operating effectively. It is charged with reporting to the board and audit committee, in addition to providing assurance to regulators and external auditors that the control environment is effective in design and operation.

Policies and Procedures, Governance

        Our company's operations are governed by policies and procedures that are thoughtfully created, living documents that are continually updated to reflect the changing business and regulatory environment that we operate in. They ensure that the business operates according to standards that are up-to-date and that roles, responsibilities, and governance structures are well defined. An inventory and repository of the Company's many policies and procedures is maintained by the Compliance Department, and mandatory annual updates to these are enforced. Changes to credit policy on loan origination or acquisition are disseminated internally and externally by a dedicated group that stays current daily with the many industry and investor changes that continually occur. The Risk and Compliance Committee is the management committee primarily responsible for guiding the company's compliance and oversight functions, ensuring that relevant risks are identified and remediated, and that new business initiatives meet regulatory and industry standards. On at least an annual basis, the company conducts a Risk Assessment to identify areas of potential compliance risk that require additional focus and resources.

Quality Control Testing

        Reliable and effective quality control programs are essential to ensuring the quality of the mortgage origination and servicing control environment and quality of the assets on our balance sheet. Quality control begins before a loan is closed and continues throughout the entire mortgage origination and servicing process. The purposes of our quality control program are to (i) monitor and evaluate the integrity of the loan origination, acquisition or servicing process, (ii) identify customer impacts and regulatory compliance issues, (iii) provide feedback about loan quality to our internal operations groups, our correspondent sellers, and our investors. We perform loan level and entity level reviews of our subservicers and have a variety of complex regulatory and investor guidelines we must adhere to.

        Our loan origination quality control policy sets the framework to evaluate and monitor the overall quality of our mortgage production on a monthly basis. This spans the cycle from pre-funding (for Consumer Direct and non-delegated Correspondent channel loans) quality control reviews to post-closing (for Consumer Direct and both delegated and non-delegated Correspondent channel loans) quality control reviews, which are all managed independently of the operations teams. These reviews include procedures to ensure that sample selection of mortgage files complies with industry and investor standards. Results are reported to senior management in a timely manner at the Risk and Compliance Committee meeting, including a summary of critical components and trends. Finally, management remediation plans are required in response to material findings, with corrective action documented.

        Our servicing oversight policy focuses primarily on oversight of our subservicing vendors and consists of: (i) an annual on-site review of each subservicer, (ii) monthly quality control file testing, (iii) consumer complaint testing and (iv) recorded call monitoring and calibrations.

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  Annual On-Site Review.  The annual on-site review is used as an operational assessment of our subservicers, which includes a review of policies and procedures, key departments and functions, quality control program and results, vendor management, information technology and security, and business continuity and disaster recovery. We also evaluate financial stability, which includes a review of audited financial statements and insurance coverage requirements.

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  Periodic Quality Control File Testing.  The monthly file testing consists of a statistical file sample from each subservicer to ensure compliance with critical federal, state and investor requirements in a number of focus areas. The monthly reports we receive include a deficiency finding summary, an audit scorecard, loan level detail and an audit trending report. Any findings from the testing and reports requires a subservicer response, validation, and timely remediation. These monthly results and trends are also analyzed and reported to the Risk and Compliance Committee.

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  Consumer Complaint Testing.  We review a statistical sample of consumer complaints each month for timely response and accuracy of information conveyed to the consumer through the response. By listening to our customers, we can better serve them and can eliminate or mitigate compliance risks that we might otherwise not be aware of.

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  Recorded Call Monitoring and Calibrations.  We review a sample of recorded calls each month and assess this sample against the subservicer's call evaluation form. Suggestions and recommendations are logged and discussed with the subservicer for coaching opportunities, process improvements or remediation, as applicable.

  •
  Operational Performance and Compliance With Timelines.  We also conduct oversight of the day-to-day operational performance of Cenlar through automated daily monitoring and reconciliation of assets, as well as custodial account reconciliation review and review of government insurance claim payments and Agency curtailments to validate the timely performance of subservicing functions.

Vendor Management

        Vendor relationships present potential risks that must be properly managed on an ongoing basis. We have established a risk management framework that defines the requirements to ensure appropriate, risk-based oversight. All vendors are processed through the vendor management group, which is independent of the lines of business. Systems and personnel are in place to effectively execute and document compliance with the expected standards for vendor management. Each vendor is assigned one of four risk-levels (critical, high, medium or low) based on varying inherent and residual risk factors. While we are vigilant in our initial review and assessment of vendor relationships, we continue to oversee our vendors through periodic reviews of key vendor relationships, including exercising risk-based oversight of service providers' policies, procedures, internal controls, and training as needed to ensure appropriate oversight of compliance responsibilities.

Counterparty Oversight of Correspondent Sellers

        We have an extensive application and vetting process that all correspondent sellers must go through before selling any loans to the Company. We have an experienced internal team that does background checks, financial analysis, and an assessment of the quality and quantity of the loans originated by prospective sellers. The final approval decision lies with a committee comprised of Executive Committee members that have final decision-making authority to approve additional correspondent sellers. Following a counterparty's initial approval, we maintain oversight of the relationship through quarterly review of financials and review of seller report cards that assess all dimensions of the seller relationship and the performance of the loans purchased from them. Once per month, Executive Committee members also review any sellers who are on our watch list and determine the future of our relationships with them. Sellers must go through a formal re-approval process once each year.

Information and Cybersecurity

        We follow a five-prong framework to oversee our information and cybersecurity programs: identify, protect, detect, respond and recover. Within this framework, we have developed a cybersecurity incident response plan to respond to any major cyber or information security incidents. This plan is tested annually to ensure we are able to respond to any critical issues swiftly and effectively. We have a dedicated cybersecurity incident response team that responds to security and other serious service incidents, and have outside experts on retainer for quick assistance should an event occur. We are continually evaluating our current capabilities against industry standards to ensure our information assets are protected. A penetration test is performed once each year, and internal audit regularly examines the cybersecurity function to determine compliance with published policies and industry best practices. Employee and vendor access to systems are administered and controlled through commercial software designed to help limit access to only the needed data and applications. We deploy an extensive suite of software designed to surveil and protect our systems from intrusion or abuse. Our systems infrastructure is hosted at two synchronous Tier 1 data centers with a disaster recovery fail-over to Amazon Web Services.

Financing Activities

        We currently finance our MSRs and mortgage loans purchased from correspondent sellers or originated by our Consumer Direct channel, in each case with money center banks and significant regional banks, which are generally documented in the form of master repurchase agreements and loan and security agreements (collectively, our "financing arrangements"). We utilize short-term financing to fund mortgage loans before they are sold to secondary investors or securitized, with an average gestation period of 12 days prior to sale. We employ longer-term funding to finance our MSR portfolio. Our conservative leverage strategy allows us to maintain significant excess capacity that can be called in periods of illiquidity or market dislocations. As of June 30, 2020, the LTV of our financing arrangements was 61.8% compared to available financing at 60-65% LTV. We currently have no corporate-level debt.

        Under the terms of our financing arrangements, we are required to comply with certain financial covenants and various non-financial covenants customary for transactions of this nature. As of June 30, 2020, we were in compliance in all material respects with these covenants. The financing arrangements also contain events of default (subject to certain materiality thresholds and grace and cure periods), including payment defaults, breaches of covenants and/or certain representations and warranties, cross-defaults, failure to maintain Fannie Mae, Freddie Mac, FHA, VA and/or USDA approvals, material adverse changes to our business, bankruptcy or insolvency proceedings and other events of default customary for these types of transactions. The remedies for such events of default are also customary for these types of transactions and include the acceleration of the principal amount outstanding under the agreements and the liquidation by our lenders of the mortgage loans or other collateral then-subject to the agreements.

        As of June 30, 2020, our financing arrangements had the characteristics as described under the section "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt Obligations" on page 92.

Competition

        We operate in a highly competitive industry that could become even more competitive as a result of economic, legislative, regulatory and technological changes. Non-banks of various sizes and types are becoming increasingly competitive in the acquisition of newly originated mortgage loans and servicing rights. Many banks and large savings institutions have significantly greater resources or access to capital than we do, as well as a lower cost of funds. Additionally, some of our existing and potential competitors may decide to modify their business models to compete more directly with our correspondent production business. For example, non-bank loan servicers may try to leverage their servicing operations to develop or expand a correspondent production business. Since the withdrawal of a number of large participants from the mortgage markets following the financial crisis beginning in 2007, non-bank participants have become more active in these markets. Recently, there have been a number of discussions in government and industry trade groups about changes to various enforcement practices that have served to discourage participation in mortgage lending and servicing (especially of government loans) by certain large banks. As more non-bank entities enter these markets, or if more of the large commercial banks or significant regional banks decide to become more active in the mortgage space once again, our correspondent production activities may generate lower volumes and/or margins.

        In acquiring mortgage assets, we compete with specialty finance companies, private funds, mortgage real estate investment trusts ("REITs"), thrifts, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, governmental bodies and other entities which may also be focused on acquiring mortgage-related assets, and therefore may increase competition for the available supply of mortgage assets suitable for purchase. We may be disadvantaged when seeking to acquire mortgage assets because these competitors may be significantly larger than we are and have stronger financial positions and greater access to capital and other resources than we have and may have other advantages. These competitor advantages include the ability to obtain lower-cost financing, such as deposits, and economies of scale arising from their larger size. Some of our competitors may have higher risk tolerances or different risk assessments which could allow them to consider a wider variety of investments and funding strategies and to establish more relationships with sellers of mortgage assets than we can.

        Because the availability of mortgage assets may fluctuate, the competition for assets and availability of financing arrangements may increase. Increased competition for assets may result in our accepting lower returns for acquisitions of mortgage loans and other assets or adversely influence our ability to bid for such assets at levels that allow us to profitably acquire such assets. An increase in the competition for funding by third-party lenders could adversely affect the availability and terms of financing.

Mortgage Banking Industry Overview

        We operate in one of the largest financial markets in the world. According to the U.S. Federal Reserve, approximately $11.1 trillion of 1-4 family residential debt was outstanding as of September 30, 2019, representing a compounded annual increase rate of approximately 6.5% since December 31, 1980. In terms of number of single-family loans outstanding, the Urban Institute estimated there were 48 million such loans outstanding in the U.S. in 2018.

        Despite its large size, the mortgage origination market continues to grow. For the year 2019, total mortgage origination volume was $2.3 trillion, representing approximately 31% growth over the prior year. Since 2009, annual mortgage volume has averaged $1.8 trillion. Fannie Mae is forecasting approximately $3.1 trillion and $2.3 trillion of 1-4 family originations in 2020 and 2021, respectively. Refinance volumes are expected to decrease in 2021, while purchase volumes are expected to remain strong over the same period. According to Fannie Mae, purchase and refinance volumes are anticipated to total approximately $1.3 trillion and $1.9 trillion in 2020, and $1.3 trillion and $1.1 trillion in 2021, respectively. Total origination volumes for 2020E are expected to reach a 10-year high driven by a surge in refinance volumes as rates dropped in a response to the COVID crisis. At the same time, purchase volumes did not drastically decline as the real estate market quickly adopted virtual home purchasing and electronic mortgage solutions. The chart below presents U.S. mortgage originations, with purchase and refinance volumes, from 2009A to 2021E.

        Despite the size and attractive growth characteristics, our market has become increasingly fragmented. Prior to the financial crisis, large retail U.S. banks traditionally held the majority of the market share in both mortgage originations and servicing. This trend reversed beginning in 2010, as heightened capital requirements and increased regulatory scrutiny precipitated a decrease in bank participation in the mortgage market. The market share of mortgage originations produced by the top five banks (Wells Fargo, J.P. Morgan Chase, Bank of America, U.S. Bank, and Citi) declined from 60% for the twelve month period ended December 31, 2010 to 18% for the twelve month period ended June 30, 2020, according to Inside Mortgage Finance. The resulting fragmentation of the market has created significant opportunities for non-bank entities to enter and establish positions in the mortgage origination and servicing markets.

        Mortgages are generally originated through two channels: retail and wholesale. Retail originations are underwritten and funded by a single entity through distributed retail outlets or direct to consumer channels that are often configured as call center type operations. Wholesale originations are produced through multiple parties, including a mortgage broker who sources the borrower and processes his/her application, and a wholesale lender who underwrites and funds the loan. In the correspondent channel, various sizes of originators make loans through their own wholesale and retail activities and subsequently sell the closed loans to a correspondent aggregator such as AmeriHome. The mortgage sellers are responsible for making representations and warranties that the loans meet applicable investor and regulatory standards, and the correspondent aggregator performs its own diligence on the loans and monitors their performance. The correspondent aggregator is not involved in the direct origination process and typically bears less regulatory risk compared with the consumer-facing party who originates the loans. In addition, for government insured or guaranteed loans it is the originator who is responsible for indemnifying the government Agency in the event a loan does not meet their underwriting guidelines, and not the aggregator.

        Correspondent clients typically include small to midsized regional banks, credit unions, and independent mortgage bankers. Correspondent investors such as AmeriHome play a critical role in the mortgage ecosystem, allowing these participants to access the capital markets by acquiring, pooling, and selling or securitizing the loans they have purchased. In this way, the sellers benefit from the correspondent investor's scale, geographical diversification, capital markets infrastructure, institutional relationships, and ability to service loans, while correspondents are able to focus on the origination function.

        The chart below shows top 10 U.S. Correspondent channel non-bank mortgage producers by volume for the twelve month period ended March 31, 2020:

Regulation

        We operate in a heavily regulated industry that is highly focused on consumer protection. Both the scope of the laws and regulations and the intensity of the supervision to which we are subject have increased in recent years, initially in response to the financial crisis, and more recently in light of other factors such as technological and market changes. Regulatory enforcement and fines have also increased across the financial services sector. We expect to continue to face regulatory scrutiny as an organization and as a participant in the mortgage sector.

        Our business is subject to extensive oversight and regulation by federal, state and local governmental authorities, including the CFPB, HUD and various state agencies that license and conduct examinations of our loan servicing, origination and collection activities. From time to time, we also receive requests from federal, state and local agencies for records, documents and information relating to the policies, procedures and practices of our loan servicing, origination and collection activities. The GSEs, Ginnie Mae, and various investors and lenders also subject us to periodic reviews and audits.

        The descriptions below summarize certain significant state and federal laws to which we are subject. The descriptions are qualified in their entirety by reference to the particular statutory or regulatory provisions summarized. They do not summarize all possible or proposed changes in current laws or regulations and are not intended to be a substitute for the related statues or regulatory provisions.

Federal, State and Local Laws and Regulations

        We must comply with a large number of federal, state and local consumer protection laws and regulations including, among others:

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  the Real Estate Settlement Procedures Act and Regulation X, which (1) require certain disclosures to be made to the borrower at application, as to the lender's good faith estimate of loan origination costs, and at closing with respect to the real estate settlement statement, (2) apply to certain loan servicing practices including escrow accounts, customer complaints, servicing transfers, lender-placed insurance, error resolution and loss mitigation, and (3) prohibit giving or accepting any fee, kickback or a thing of a thing of value for the referral of real estate settlement services;

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  The Truth In Lending Act ("TILA"), Home Ownership and Equity Protection Act of 1994, and Regulation Z, which regulate mortgage loan origination activities, require certain disclosures be made to borrowers throughout the loan process regarding terms of mortgage financing, provide for a three-day right to rescind some transactions, regulate certain higher-priced and high-cost mortgages, require lenders to make a reasonable and good faith determination that consumers have the ability to repay the loan, mandate home ownership counseling for mortgage applicants, impose restrictions on loan originator compensation, and apply to certain loan servicing practices;

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  Regulation N, which prohibits certain unfair and deceptive acts and practices related to mortgage advertising;

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  certain provisions of the Dodd-Frank Act, including the Consumer Financial Protection Act, which, among other things prohibit unfair, deceptive or abusive acts or practices;

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  the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, and Regulation V, which regulate the use and reporting of information related to the credit history of consumers, require disclosures to consumers regarding the use of credit report information in certain credit decisions and require lenders to undertake remedial actions if there is a breach in the lender's data security;

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  the Equal Credit Opportunity Act and Regulation B, which prohibit discrimination on the basis of age, race and certain other characteristics in the extension of credit and require certain disclosures to applicants for credit;

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  the Homeowners Protection Act, which requires certain disclosures and the cancellation or termination of mortgage insurance once certain equity levels are reached;

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  the Home Mortgage Disclosure Act and Regulation C, which require reporting of loan origination data, including the number of loan applications taken, approved, denied and withdrawn;

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  the Fair Housing Act, which prohibits discrimination in housing on the basis of race, sex, national origin, and certain other characteristics;

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  the Fair Debt Collection Practices Act, which regulates the timing and content of third-party debt collection communications;

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  the Gramm-Leach-Bliley Act, which requires initial and periodic communication with consumers on privacy matters and the maintenance of privacy regarding certain consumer data in our possession;

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  the Bank Secrecy Act and related regulations from the Office of Foreign Assets Control, and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act ("USA PATRIOT Act"), which impose certain due diligence and recordkeeping requirements on lenders to detect and block money laundering that could support terrorist or other illegal activities;

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  the Secure and Fair Enforcement for Mortgage Licensing Act ("SAFE Act"), which imposes state licensing requirements on mortgage loan originators;

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  the Military Lending Act ("MLA"), which restricts, among other things, the interest rate and other terms that can be offered to active military personnel and their dependents on most types of consumer credit, requires certain disclosures and prohibits certain terms, such as mandatory arbitration if a dispute arises concerning the consumer credit product;

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  the Servicemembers Civil Relief Act, which provides financial protections for eligible service members;

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  the Federal Trade Commission Act, the FTC Credit Practices Rules and the FTC Telemarketing Sales Rule, which prohibit unfair or deceptive acts or practices and certain related practices;

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  the Telephone Consumer Protection Act, which restricts telephone and text solicitations and communications and the use of automatic telephone equipment;

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  the Electronic Signatures in Global and National Commerce Act ("ESIGN") and similar state laws, particularly the Uniform Electronic Transactions Act ("UETA"), which require businesses that use electronic records or signatures in consumer transactions and provide required disclosures to consumers electronically, to obtain the consumer's consent to receive information electronically;

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  the Electronic Fund Transfer Act of 1978 ("EFTA") and Regulation E, which protect consumers engaging in electronic fund transfers;

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  the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 and the FTC's rules promulgated pursuant to such Act (together, "CAN-SPAM Act"), which establish requirements for certain "commercial messages" and "transactional or relationship messages" transmitted via email; and

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  the Bankruptcy Code and bankruptcy injunctions and stays, which can restrict collection of debts.

        In addition to applicable federal laws and regulations governing our operations, our ability to originate and service loans in any particular state is subject to that state's laws, regulations and licensing requirements, which may differ from the laws, regulations and licensing requirements of other states. State laws often include fee limitations and disclosure and other requirements. Many states have adopted regulations that prohibit various forms of "predatory" lending and place obligations on lenders to substantiate that a client will derive a tangible benefit from the proposed home financing transaction and/or have the ability to repay the loan. Many of these laws are vague and subject to differing interpretation, which exposes us to additional risks.

        On January 1, 2020, the CCPA took effect, directly impacting our California business operations and indirectly impacting our operations nationwide. Generally speaking, the CCPA provides consumers with new privacy rights such as the right to request deletion of their data, the right to receive data on record for them, and the right to know what categories of data (generally) are maintained about them. It also mandates new disclosures prior to, and at, the point of data collection and increases the privacy and security obligations of entities handling certain personal information of such consumers. The CCPA allows consumers to submit verifiable consumer requests regarding their personal information and requires our business to implement procedures to comply with such requests. The California Attorney General issued, and subsequently updated, proposed regulations to further define and clarify the CCPA. The impact of this law and its corresponding regulations, future enforcement activity and potential liability is unknown. At least two additional states have enacted similar laws to the CCPA and we expect more states to follow.

        These laws and regulations apply to many facets of our business, including loan origination, loan servicing, default servicing and collections, use of credit reports, safeguarding of non-public personally identifiable information about our customers, foreclosure and claims handling, investment of and interest payments on escrow balances and escrow payment features, and mandate certain disclosures and notices to borrowers. These requirements can and do change as statutes and regulations are enacted, promulgated, amended, interpreted and enforced.

        In response to COVID-19, the CARES Act imposes several new compliance obligations on our mortgage servicing activities, including, but not limited to mandatory forbearance offerings, altered credit reporting obligations, and moratoriums on foreclosure actions and late fee assessments. Many states have taken similar measures to provide mortgage payment and other relief to consumers, which create additional complexity around our mortgage servicing compliance activities. Federal, state, and local executive, legislative and regulatory responses to COVID-19 are rapidly evolving, not consistent in scope or application, and subject to change without advance notice.

        Our failure to comply with applicable federal, state and local laws, regulations and licensing requirements could lead to, without limitation, any of the following:

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  loss of our licenses and approvals to engage in our servicing and lending businesses;

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  governmental investigations and enforcement actions;

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  administrative fines and penalties and litigation;

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  civil and criminal liability, including class action lawsuits and actions to recover incentive and other payments made by governmental entities;

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  breaches of covenants and representations resulting in defaults and cross-defaults under our servicing and trade agreements and financing arrangements;

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  damage to our reputation;

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  inability to obtain new financing and maintain existing financing;

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  inability to raise capital; or

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  inability to execute on our business strategy.

Supervision and Enforcement

        Since its formation, the CFPB has taken a very active role in the mortgage industry. The CFPB has rulemaking authority with respect to many of the federal consumer protection laws applicable to mortgage lenders and servicers, and its rulemaking and regulatory agenda relating to loan servicing and origination continues to evolve. The CFPB also has broad supervisory and enforcement powers with regard to non-depository financial institutions that engage in the origination and servicing of mortgage loans. The CFPB has conducted routine examinations of our business and will conduct future examinations.

        As part of its enforcement authority, the CFPB can order, among other things, rescission or reformation of contracts, the refund of moneys or the return of real property, restitution, disgorgement or compensation for unjust enrichment, the payment of damages or other monetary relief, public notifications regarding violations, remediation of practices, external compliance monitoring and civil money penalties. The CFPB has been active in investigations and enforcement actions and has issued large civil money penalties since its inception to parties the CFPB determines violated the laws and regulations it enforces.

        Individual states have also been active in the mortgage industry, as have other regulatory organizations such as the Multistate Mortgage Committee, a multistate coalition of various mortgage banking regulators. We also believe there has been a shift among certain regulators towards a broader view of the scope of regulatory oversight responsibilities with respect to mortgage lenders and servicers. In addition to their traditional focus on licensing and examination matters, certain regulators have begun to make observations, recommendations or demands with respect to areas such as corporate governance, safety and soundness and risk and compliance management.

        In addition, we receive information requests and other inquiries, both formal and informal in nature, from our state regulators as part of their general regulatory oversight of our servicing and lending businesses. Some of our regulatory engagements arise from a complaint that the entity is investigating, although some are formal investigations, audits or proceedings.

        The CFPB and state regulators have also increasingly focused on the use and adequacy of technology in the mortgage servicing industry. In 2016, the CFPB issued a special edition supervisory report that stressed the need for mortgage servicers to assess and make necessary improvements to their information technology systems to ensure compliance with the CFPB's mortgage servicing requirements. The New York Department of Financial Services (the "NYDFS") also issued Cybersecurity Requirements for Financial Services Companies, which took effect in 2017, and which required banks, insurance companies, and other financial services institutions regulated by the NYDFS to establish and maintain a cybersecurity program designed to protect consumers and ensure the safety and soundness of New York State's financial services industry.

        New regulatory and legislative measures, or changes in enforcement practices, including those related to the technology we use, could, either individually or in the aggregate, require significant changes to our business practices, impose additional costs on us, limit our product offerings, limit our ability to efficiently pursue business opportunities, negatively impact asset values or reduce our revenues.

Licensing

        Because we are not a depository institution, we must comply with state licensing requirements to conduct our business and we are licensed to originate loans in 46 states and the District of Columbia. We are able to purchase and service loans in 49 states and the District of Columbia, either because we are properly licensed in such jurisdictions or exempt or otherwise not required to be licensed in such jurisdictions.

        Under the SAFE Act, all states have laws that require mortgage loan originators employed by non-depository institutions to be individually licensed to offer mortgage loan products. These licensing requirements require individual loan originators to register in a nationwide mortgage licensing system, submit application and background information to state regulators for a character and fitness review, submit to a criminal background check, complete a minimum of 20 hours of pre-licensing education, complete an annual minimum of eight hours of continuing education and successfully complete an examination. Upon issuance of a license, we become subject to regulatory oversight, supervision and enforcement activity to determine compliance with applicable law.

State Licensing, State Attorneys General and Other Matters

        Because we are not a depository institution, we must comply with state licensing requirements to conduct our business, and we incur significant ongoing costs to comply with these licensing requirements. Our licensed entities are required to renew their licenses, typically on an annual basis, and to do so they must satisfy the license renewal requirements of each jurisdiction. This generally will include financial requirements such as providing audited financial statements or satisfying minimum net worth requirements and non-financial requirements such as satisfactorily completing examinations as to the licensee's compliance with applicable laws and regulations. Failure to satisfy any of the requirements to which our licensed entities are subject could result in a variety of regulatory actions such as a fine, a directive requiring a certain step to be taken, a prohibition or restriction on certain activities, a suspension of a license or ultimately a revocation of a license. Certain types of regulatory actions could result in a breach of representations, warranties and covenants, and potentially cross-

defaults in our financing arrangements which could limit or prohibit our access to liquidity to operate our business.

Properties

        Our headquarters are located in Thousand Oaks, CA. We have additional corporate facilities in Irvine, CA and Irving, TX. We also maintain satellite locations in the United States for certain correspondent lending sales executives to work remotely.

Employees

        As of June 30, 2020, we had approximately 793 employees, including 736 full time employees, 55 contractors and 2 part time employees.

Legal Proceedings

        We are not subject to any material legal proceedings.

MANAGEMENT

        The following table sets forth information as of                                    , 2020 regarding certain individuals who are expected to serve as our executive officers and directors of AmeriHome, Inc. upon completion of this offering:

NAME	AGE	POSITION
Executive Officers:
James S. Furash		Chief Executive Officer, Director
Josh Adler		Chief Investment Officer
John Hedlund		Chief Operating Officer
Mark Miller		Chief Risk Officer
Garrett Galati		Chief Financial Officer
David Andersen		Chief Information Officer
Non-Employee Directors:
Chairman of the Board
Director
Director
Director
Director
Director
Director
Director
Director

        The following are brief biographies describing the backgrounds of our executive officers and non-employee directors:

Executive Officers

        James S. Furash.    Mr. Furash has served as our Chief Executive Officer since the Company's inception in 2013. Before his position at the Company, Mr. Furash was the Chief Executive Officer of Countrywide Bank from 1999 to 2006. Mr. Furash received his bachelor's degree in economics from University of Virginia and MBA at the Wharton Business School of the University of Pennsylvania. We believe Mr. Furash is qualified to serve as a member of our board of directors due to his significant business and leadership experience in the mortgage industry as well as his role as a co-founder of the Company.

        Josh Adler.    Mr. Adler has served as our Chief Investment Officer since the Company's inception in 2013. Prior to his role at AmeriHome, Mr. Adler was the Managing Director, Secondary Marketing at Countrywide and Bank of America from 1999 to 2012. Mr. Adler received his bachelor's degree in business administration and MBA at the University of Southern California.

        John Hedlund.    Mr. Hedlund has served as our Chief Operating Officer since the Company's inception in 2013. Prior to his role at AmeriHome, Mr. Hedlund built and managed large correspondent lending platforms, most recently as Executive Vice President of Correspondent Lending Operations at Bank of America from 2007 to 2013. Mr. Hedlund received his bachelor's degree in business administration from Simon Frazier University and MBA from Dalhousie University.

        Mark Miller.    Mr. Miller has served as our Chief Risk Officer since the Company's inception in 2013. Prior to his role at AmeriHome, Mr. Miller was the Operational Risk Executive and later Chief Credit Officer at Bank of America Home Loans from 2008 to 2013, where he was responsible for quality control of all underwriting functions and oversight of the correspondent lending operation during its existence. Mr. Miller received his bachelor of science degree in biochemistry at the University of California, Berkeley.

        Garrett Galati.    Mr. Galati has served as our Chief Financial Officer since 2019 and as our Director of Finance since the Company's inception in 2013. Prior to his role at AmeriHome, Mr. Galati worked for Countrywide and Bank of America in various roles including Senior Vice President in Legacy Asset Servicing, and First Vice President in Structured Finance from 2002 to 2013. Mr. Galati received his bachelor's degree in business economics from the University of California, Santa Barbara.

        David Andersen.    Mr. Andersen has served as our Chief Information Officer since 2019 and as our Senior Vice President of Business Operations since the Company's inception in 2013. Prior to his role at AmeriHome, Mr. Andersen worked for Countrywide and Bank of America in various roles including Executive Vice President in Trading, and Senior Vice President in Quantitative Implementation from 2001 to 2013. Mr. Andersen received his bachelor of science degree from the College of Business at Iowa State University.

Board of Directors

        Our business and affairs are managed under the direction of our board of directors. Our board of directors upon completion of this offering will consist of                        directors.

Controlled Company

        We intend to apply to list our Class A common stock on the            . As affiliates of Apollo will continue to control more than 50% of the voting power of our outstanding Class A common stock upon the completion of this offering, we will be considered a "controlled company" for the purposes of that exchange's rules and corporate governance standards. As a result, although the members of our audit committee are required to be independent (subject to a permitted "phase-in" period), we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee with a written charter addressing the committee's purpose and responsibilities or an independent nominating function through a nominating and corporate governance committee or through our independent directors under the rules of                        . Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a "controlled company" and our shares continue to be listed on                        , we will be required to comply with these provisions within the applicable transition periods. See "Risk Factors—We will be a controlled company within the meaning of the                                    rules and, as a result, will qualify for and will rely on exemptions from certain corporate governance requirements."

Director Independence

        The rules of the                        and the SEC impose several requirements with respect to the independence of our directors. Our board of directors has evaluated the independence of its members based upon the rules of the                        and the SEC. For a director to be considered independent under those rules, our board of directors must affirmatively determine that the director does not have any material relationship with us that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Applying these standards, our board of directors has determined that each of our directors other than                                    is an independent director as defined under the rules of the                         applicable to members of our board of directors. In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence.

 Limitations on Liability and Indemnification

        Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

  •
  any transaction from which the director derived an improper personal benefit.

        Our certificate of incorporation provides that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation also provides that, subject to limited exceptions, we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permits us to secure insurance on behalf of any current or former director or officer against any liability asserted against such person, whether or not we would have the power to indemnify such person against such liability under our certificate of incorporation or otherwise. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions of our certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

        The limitation of liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage.

Board Composition

        Our board of directors will consist of                        members upon completion of this offering. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. The authorized number of each class of directors may be increased or decreased by our board of directors in accordance with our certificate of incorporation. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

 Board Committees

Audit Committee

        Our audit committee oversees our corporate accounting and financial reporting process. The primary responsibilities of this committee include:

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  selecting, evaluating, compensating and overseeing the independent registered public accounting firm;

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  reviewing the audit plan, changes in the audit plan, and the nature, timing, scope and results of the audit to be conducted by the independent registered public accounting firm;

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  overseeing our financial reporting activities, including our annual report, and the accounting standards and principles followed;

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  reviewing and discussing with management and the independent auditor, as appropriate, the effectiveness of our internal control over financial reporting and our disclosure controls and procedures;

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  as required by the listing standards of the                        , reviewing our major financial risk exposures (and the steps management has taken to monitor and control these risks) and our risk assessment and risk management practices and the guidelines, policies and processes for risk assessment and risk management;

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  approving audit and non-audit services provided by the independent registered public accounting firm;

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  reviewing and, if appropriate, approving or ratifying transactions with related persons required to be disclosed under SEC rules;

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  meeting with management and the independent registered public accounting firm to review and discuss our financial statements and other matters;

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  overseeing our internal audit function, including reviewing its organization, performance and audit findings, and reviewing our disclosure and internal controls;

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  overseeing our compliance with applicable legal, ethical and regulatory requirements (other than those assigned to other committees of the board of directors);

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  monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

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  establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls, auditing or compliance matters;

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  discussing on a periodic basis, or as appropriate, with management, our policies and procedures with respect to risk assessment;

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  investigating any matters received, and reporting to the Board periodically, with respect to ethics issues, complaints and associated investigations; and

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  reviewing the audit committee charter and the committee's performance at least annually.

        Our audit committee will be comprised of                                    ,                                     ,                                     and                                     .                                     will serve as the chairperson of the audit committee. We believe that                                    and                                     will qualify as independent directors according to the rules and regulations of the SEC and the listing rules of the                        with respect to audit committee membership. Not later than the first anniversary of the effectiveness of the registration statement, all members of the audit committee will be independent.

        We also believe that                                    will qualify as an "audit committee financial expert," as such term is defined in the rules and regulations of the SEC. Our board of directors has approved a written charter under which the audit committee will operate. Upon the effectiveness of the registration statement of which this prospectus forms a part, a copy of the charter of our audit committee will be available on our principal corporate website at www.amerihome.com. The information contained on, or accessible from, or hyperlinked to, our website is not part of this prospectus by reference or otherwise.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee will assist our board of directors in identifying individuals qualified to become executive officers and members of our board of directors consistent with criteria established by our board of directors and in developing our corporate governance principles. We intend that our nominating and corporate governance committee will also perform the following functions:

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  identify, evaluate and recommend individuals qualified to become members of the board of directors, consistent with criteria approved by the board of directors;

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  select, or recommend that our board of directors select, the director nominees to stand for election at each annual general meeting of our stockholders or any subsidiary or to fill vacancies on our board of directors;

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  develop and recommend to our board of directors a set of corporate governance guidelines applicable to us and monitor compliance with such guidelines;

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  review proposed waivers of the code of conduct for directors and executive officers; and

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  oversee the annual performance evaluation of our board of directors (and any committees thereof) and management.

        The nominating and corporate governance committee also recommends directors eligible to serve on all committees of our board of directors. The nominating and corporate governance committee also reviews and evaluates all stockholder director nominees.

        Our nominating and corporate governance committee will be comprised of                                    ,                                     ,                                     and                                     .                                     will serve as the chairperson of the nominating and corporate governance committee. Upon the effectiveness of the registration statement of which this prospectus forms a part, a copy of the charter of our nominating and corporate governance committee will be available on our principal corporate website at www.amerihome.com. The information contained on, or accessible from, or hyperlinked to, our website is not part of this prospectus by reference or otherwise.

Compensation Committee

        The primary responsibilities of our compensation committee will be to administer the compensation program and employee benefit plans and practices for our executive officers and members of the board of directors. We intend that our compensation committee will review and either approve, on behalf of the board of directors, or recommend to the board of directors for approval, (i) annual salaries, bonuses and other compensation for our executive officers, and (ii) individual equity awards for our employees and executive officers. We intend that our compensation committee will also oversee our compensation policies and practices more generally. The committee will periodically report to the board of directors.

        We intend that our compensation committee will also perform the following functions related to executive compensation:

  •
  review and approve the goals and objectives relating to the compensation of our executive officers, including any long-term incentive components of our compensation programs;

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  evaluate the performance of our executive officers in light of the goals and objectives of our compensation programs and determine each executive officer's compensation based on such evaluation;

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  evaluate each of our executive officers' performance;

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  review and approve, subject, if applicable, to stockholder approval, our compensation programs;

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  review and recommend to the board of directors new executive compensation programs;

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  review the operation and efficacy of our executive compensation programs in light of their goals and objectives;

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  review and assess risks arising from our compensation programs;

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  periodically review that our executive compensation programs comport with the compensation committee's stated compensation philosophy;

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  review our management succession planning;

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  annually produce reports for filings with government agencies in compliance with applicable law or regulation;

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  review and recommend to the board of directors the appropriate structure and amount of compensation for our directors;

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  review and approve, subject, if applicable, to stockholder approval, material changes in our employee benefit plans;

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  establish and periodically review policies for the administration of our equity compensation plans; and

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  review the adequacy of the compensation committee and its charter and recommend any proposed changes to the board of directors not less than annually.

        In deciding upon the appropriate level of compensation for our executive officers, the compensation committee regularly reviews our compensation programs relative to our strategic objectives and emerging market practice and other changing business and market conditions. In addition, the compensation committee also takes into consideration the recommendations of our chief executive officer concerning compensation actions for our other executive officers.

        Our compensation committee will be comprised of                                    ,                                     ,                                     and                                     .                         will serve as the chairperson of the compensation committee. In connection with this offering, our compensation committee will review its charter and role to ensure it is aligned with our status as a publicly traded company and our compensation philosophy and objectives. Upon the effectiveness of the registration statement of which this prospectus forms a part, a copy of the charter of our compensation committee will be available on our principal corporate website at www.amerihome.com. The information contained on, or accessible from, or hyperlinked to, our website is not part of this prospectus by reference or otherwise.

 Compensation Committee Interlocks and Insider Participation

        None of the members of our Compensation Committee will be a person who is or has been an officer or employee of us or any of our subsidiaries. In addition, none of our executive officers will serve or has served as a member of the compensation committee or other board committee performing equivalent functions (or in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers that will serve on our Compensation Committee.

Code of Conduct

        We have adopted a code of conduct applicable to our principal executive, financial and accounting officers and all persons performing similar functions. Upon the effectiveness of the registration statement of which this prospectus forms a part, our code of conduct will be available on our principal corporate website at www.amerihome.com. The information contained on, or accessible from, or hyperlinked to, our website is not part of this prospectus by reference or otherwise.

EXECUTIVE COMPENSATION

        The following is a discussion and analysis of compensation arrangements of our named executive officers. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an "emerging growth company" as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled back disclosure requirements applicable to emerging growth companies.

Overview

        Our current executive compensation program is intended to align executive compensation with our business objectives and to enable us to attract, retain and reward executive officers who contribute to our long-term success. The compensation paid or awarded to our executive officers is generally based on the assessment of each individual's performance compared against the business objectives established for the fiscal year as well as our historical compensation practices. In the case of new hire executive officers, their compensation is primarily determined based on the negotiations of the parties as well as our historical compensation practices. For 2019, the material elements of our executive compensation program were base salary and annual cash bonuses.

        We expect that our executive compensation program will evolve to reflect our status as a newly publicly-traded company, while still supporting our overall business and compensation objectives. In connection with this offering, we have retained                        , an independent executive compensation consultant, to help advise on our post-offering executive compensation program.

        This section provides a discussion of the compensation paid or awarded to our Chief Executive Officer and our two other most highly compensated executive officers as of December 31, 2019. We refer to these individuals as our "named executive officers." For 2019, our named executive officers were:

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  James Furash, Chief Executive Officer;

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                  ; and

  •
                  .

Compensation of Named Executive Officers

Base Salary

        Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of our executive compensation program. The relative levels of base salary for our named executive officers are designed to reflect each executive officer's scope of responsibility and accountability with us. Please see the "Salary" column in the 2019 Summary Compensation Table for the base salary amounts received by each named executive officer in 2019.

Annual Cash Bonuses

        Historically, we have provided our senior leadership team with short-term incentive compensation through our annual cash bonus plan. Annual bonus compensation holds executives accountable, rewards the executives based on actual business results and helps create a "pay for performance" culture. Our annual cash bonus program provides cash incentive award opportunities for the achievement of performance goals established by our board of directors at the beginning of each fiscal year.

        The payment of awards under the 2019 annual cash bonus program applicable to the named executive officers was subject to the attainment of a number of goals relating to our performance. Specifically, as approved by the board of directors,        % of the bonus was based on the attainment of                        goals,        % was based on                        goals,         % was based on                        goals and the remaining        % was based upon                        goals.

        Early in 2019, the board of directors established the bonus targets for Mr. Furash,                        , and                        in the annual bonus program, as follows:                        . Based on our 2019 performance, the board of directors awarded payouts under our annual cash bonus program equal to        % of the target opportunity. Please see the "Non-Equity Incentive Compensation" column in the 2019 Summary Compensation Table for the amount of annual bonuses paid to the named executive officers with respect to 2019.

2019 Summary Compensation Table

        The following table shows information regarding the compensation of our named executive officers for services performed in the year ended December 31, 2019.

Name and Principal Position	Year	Salary(1)	Bonus	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total
James Furash	2019	$	$	$	$	$
Chief Executive Officer
	2019
	2019

(1)
Amounts reported in this column reflect the base salaries earned during 2019.

(2)
Amounts reported in this column for each named executive officer represents payouts under our annual cash bonus program.

(3)
Consists of                        .

 Outstanding Equity Awards at 2019 Fiscal Year-End

        The following table presents information regarding the outstanding equity awards held by each of the named executive officers as of December 31, 2019.

Name	Grant Date	Equity Incentive Plan Awards: Number of Units That Have Not Vested	Equity Incentive Plan Awards: Market Value of Units That Have Not Vested
James Furash

Additional Narrative Disclosure

Executive Severance Benefits

        Our executives are not eligible for any severance benefits upon termination of their employment.

401(k) Plan

        We maintain a qualified 401(k) savings plan which allows participants to defer up to        % of cash compensation up to the maximum amount allowed under IRS guidelines. We may make discretionary matching and profit sharing contributions to the plan. In 2019, we matched up to        % of employee elective deferrals that did not exceed $            per employee and did not make any profit sharing contributions. Participants are always vested in their contributions to the plan. Participants vest in their company matching and profit sharing contributions under a                        -year graded vesting schedule.

Equity Compensation Plans

        In connection with this offering, we expect to adopt the 2020 Equity Incentive Plan and Employee Stock Purchase Plan, each of which will be described in an amendment to this filing.

 DIRECTOR COMPENSATION

        During 2019, none of our directors received compensation for their service on our board of directors. In connection with this offering, we expect to adopt a formal non-employee director compensation program.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The following is a description of certain relationships and transactions that exist or have existed or that we have entered into with our directors, executive officers, or stockholders who are known to us to beneficially own more than five percent of our voting securities and their affiliates and immediate family members.

Related Party Transaction Policy

        We have established a written related party transaction policy that provides procedures for the review of transactions in excess of $120,000 in any year between us and any covered person having a direct or indirect material interest with certain exceptions. Covered persons include any director, executive officer, director nominee or stockholders known to us to beneficially own 5% or more of our voting securities or any affiliates and immediate family members of the foregoing. Any such related party transactions shall require advance approval by a majority of our independent directors or by our audit committee.

The Transactions

        In connection with the Transactions, we will engage in certain transactions with certain of our directors, executive officers and other persons and entities which are or will become holders of 5% or more of our voting securities upon the consummation of the Transactions. These transactions are described in "Our Organizational Structure."

Other Related Party Agreements

  Athene

        Athene holds a significant investment in us through its investment in A-A Mortgage. We sold loans to subsidiaries of Athene totaling $169.4 million, $410.6 million, $722.0 million, and $57.3 million in UPB during the six months ended June 30, 2020 and during the years ended December 31, 2019, 2018 and 2017, respectively. We service loans sold to subsidiaries of Athene totaling $530.9 million, $1.0 billion, $780.7 million and $93.9 million in UPB as of June 30, 2020, and December 31, 2019, 2018 and 2017, respectively. The fair value of these MSRs totaled $2.6 million, $6.7 million, $7.6 million and $0.779 million as of June 30, 2020, and December 31, 2019, 2018 and 2017, respectively. We collected servicing fees from Athene in an amount of $1.2 million, $2.1 million, $1.1 million and $0.219 million for the six months ended June 30, 2020 and the years ended December 31, 2019, 2018 and 2017, respectively.

  A-A Mortgage

        We sold loans to Acele Residential Mortgage Trust ("Acele"), a Delaware statutory trust administered by the special limited partner of A-A Mortgage, totaling $21.3 million, $15.0 million, $19.2 million and $11.4 million in UPB during the six months ended June 30, 2020, and during the years ended December 31, 2019, 2018 and 2017, respectively. We service loans sold to Acele totaling $49.7 million, $34.9 million, $32.4 million and $14.5 million in UPB as of June 30, 2020, and as of December 31, 2019, 2018 and 2017, respectively. The fair value of these MSRs totaled $0.263 million, $0.277 million, $0.345 million and $0.149 million as of June 30, 2020, and as of December 31, 2019, 2018 and 2017, respectively. We collected servicing fees from Acele in an amount of $47,000, $83,000, $65,000 and $31,000 for the six months ended June 30, 2020, and for the years ended December 31, 2019, 2018 and 2017, respectively.

        We pay a monitoring fee to the special limited partner of A-A Mortgage for professional services rendered. The fee is calculated and payable quarterly in arrears at an annual rate of 1.5% and is based on our ending equity as of each calendar quarter end, measured in accordance with GAAP. We recognized monitoring fees expense of $8.0 million, $12.5 million, $11.1 million and $9.8 million for the six months ended June 30, 2020, and for the years ended December 31, 2019, 2018 and 2017, respectively.

        In August 2018, we, through AmeriHome GMSR Issuer Trust (the "Trust"), issued a series of term notes (the "Series 2018 Term Notes"), including $125.0 million to certain limited partners in A-A Mortgage. We paid approximately $8.8 million in aggregate interest payments to such related parties over the life of the Series 2018 Term Notes. In November 2019, we, through the Trust, paid off the Series 2018 Term Notes using proceeds from the issuance of an additional series of term notes (the "Series 2019 Term Notes"), with such issuance of Series 2019 Term Notes including $175.0 million to certain limited partners in A-A Mortgage. As of June 30, 2020, the outstanding balance of the Series 2019 Term Notes issued to such related parties totaled $175.0 million and we had paid approximately $4.7 million in interest payments to such related parties.

Tax Receivable Agreement

        We intend to use a portion of the proceeds from this offering to purchase LLC Interests from the Existing Equity Owners as described in the "Use of Proceeds." Additionally, we may be required from time to time to acquire LLC Interests together with a corresponding number of shares of our Class B common stock in exchange for our Class A common stock pursuant to the Exchange Agreement. Aris Holding intends to have an election under Section 754 of the Code in effect for taxable years in which acquisitions or exchanges of LLC Interests and Class B common stock occur, including with respect to the use of a portion of the proceeds from this offering to purchase LLC Interests and Class B common stock. Pursuant to the election under Section 754 of the Code, transfers and exchanges of LLC Interests and Class B common stock are expected to result in an increase in the tax basis of tangible and intangible assets of Aris Holding. When we acquire LLC Interests and Class B common stock from the Existing Equity Owners, we expect that both the existing basis and the anticipated basis adjustments under Section 754 of the Code will increase (for tax purposes) our depreciation and amortization deductions and therefore reduce the amount of income tax we would otherwise be required to pay in the future. This existing and increased tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent tax basis is allocated to those assets. Moreover, Section 704(c) of the Code, and the U.S. Treasury regulations promulgated thereunder, require that items of income, gain, loss and deduction that are attributable to Aris Holding's directly and indirectly held property must be allocated among the members of Aris Holding to take into account the difference between the fair market value and the adjusted tax basis of such assets in certain circumstances. As a result, Aris Holding will be required to make certain special allocations of its items of income, gain, loss and deduction that are attributable to such assets. Certain of these allocations, like the increases in tax basis described above, are likely to reduce the amount of income tax we would otherwise be required to pay.

        Under the Tax Receivable Agreement, we generally expect to retain the benefit of approximately 10% of the applicable tax savings after our payment obligations below are taken into account, and we generally will be required to pay to A-A Mortgage (or certain permitted transferees thereof) approximately 90% of the applicable savings, if any, in income tax that we are deemed to realize (using the actual U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (1) increases in tax basis resulting from exchanges or acquisitions of LLC Interests (including as part of the Transactions or under the Exchange Agreement) and shares of Class B common stock, (2) allocations that result from the application of the principles of Section 704(c) of the Code in respect of certain of our assets, (3) tax benefits related to imputed interest, and (4) payments under the Tax Receivable Agreement.

        For purposes of calculating the income tax savings we are deemed to realize under the Tax Receivable Agreement, we will calculate the U.S. federal income tax savings using the actual applicable U.S. federal income tax rate and will calculate the state and local income tax savings using      % for the assumed combined state and local rate, which represents an approximation of our combined state and local income tax rate, net of federal income tax benefit. Furthermore, we will calculate the state and local income tax savings by applying this      % rate to the reduction in our taxable income, as determined for U.S. federal income tax purposes, as a result of the tax attributes subject to the Tax Receivable Agreement. The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all such tax benefits have been utilized or expired, unless we exercise our rights to terminate the Tax Receivable Agreement or payments under the Tax Receivable Agreement are accelerated in the event that we materially breach any of our material obligations under the Tax Receivable Agreement (as described below). Under the terms of the Tax Receivable Agreement, we may exercise our right to terminate the Tax Receivable Agreement in exchange for an early termination payment in an amount based on the present value of the anticipated future tax benefits (calculated with certain assumptions). The actual existing tax basis and increase in tax basis, as well as the amount and timing of any payments under this agreement, will vary depending upon a number of factors, including the timing of exchanges by the holders of LLC Interests, the price of our Class A common stock at the time of the exchange, whether such exchanges are taxable, the amount and timing of the taxable income we generate in the future, the federal tax rate then applicable and the portion of our payments under the Tax Receivable Agreement constituting imputed interest.

        The payment obligation under the Tax Receivable Agreement is an obligation of AmeriHome, Inc., not Aris Holding, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings we will be deemed to realize associated with the tax benefits described above would aggregate approximately $            over             years from the date of this offering based on the initial public offering price of $            per share of our Class A common stock (the midpoint of the estimated price range set forth on the cover page of this prospectus) and assuming all future exchanges would occur            year after this offering. Under such scenario we would be required to pay the owners of LLC Interests approximately 90% of such amount, or $            , over the            year period from the date of this offering. The actual amounts may materially differ from these hypothetical amounts, as potential future tax savings we will be deemed to realize, and Tax Receivable Agreement payments by us, will be calculated based in part on the market value of our Class A common stock at the time of purchase or exchange and the prevailing federal tax rates applicable to us over the life of the Tax Receivable Agreement (as well as the assumed combined state and local tax rate), and will generally be dependent on us generating sufficient future taxable income to realize the benefit (subject to the exceptions described below). Payments under the Tax Receivable Agreement are not conditioned upon the ownership of us by A-A Mortgage (and certain permitted transferees thereof).

        In addition, if any subsequent disallowance of tax basis or other benefits were so determined by the IRS, we would not be reimbursed for any payments previously made under the Tax Receivable Agreement (although we would reduce future amounts otherwise payable under the Tax Receivable Agreement). In addition, the actual state or local tax savings we realize may be different than the amount of such tax savings we are deemed to realize under the Tax Receivable Agreement, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the tax attributes subject to the Tax Receivable Agreement. As a result, payments could be made under the Tax Receivable Agreement in excess of the tax savings that we actually realize in respect of the attributes to which the Tax Receivable Agreement relates.

        The Tax Receivable Agreement provides that (1) in the event that we materially breach any of our material obligations under the agreement, whether as a result of failure to make any payment within three months of when due (provided we have sufficient funds to make such payment), failure to honor any other material obligation required thereunder or by operation of law as a result of the rejection of the Tax Receivable Agreement in a bankruptcy or otherwise or (2) if, at any time, we elect an early termination of the Tax Receivable Agreement, our (or our successor's) obligations under the Tax Receivable Agreement (with respect to all LLC Interests, whether or not LLC Interests together with a corresponding number of shares of Class B common stock have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement.

        Additionally, the Tax Receivable Agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successor's) tax savings under the agreement for each taxable year after any such event would be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement. Furthermore, the Tax Receivable Agreement will determine the tax savings by excluding certain tax attributes that we obtain the use of after the closing date of this offering as a result of acquiring other entities to the extent such tax attributes are the subject of tax receivable agreements that we enter into in connection with such acquisitions.

        As a result of the foregoing, (1) we could be required to make payments under the Tax Receivable Agreement that are greater than or less than the specified percentage of the actual tax savings we realize in respect of the tax attributes subject to the Tax Receivable Agreement and (2) if we materially breach a material obligation under the Tax Receivable Agreement or if we elect to terminate the Tax Receivable Agreement early, we would be required to make an immediate lump sum payment equal to the present value of the anticipated future tax savings, which payment may be made significantly in advance of the actual realization of such future tax savings. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. If we were to elect to terminate the Tax Receivable Agreement immediately after this offering, based on the initial public offering price of $            per share of our Class A common stock (the midpoint of the estimated price range set forth on the cover page of this prospectus) and a discount rate equal to            , we estimate that we would be required to pay $            in the aggregate under the Tax Receivable Agreement.

        Subject to the discussion above regarding the acceleration of payments under the Tax Receivable Agreement, payments under the Tax Receivable Agreement, if any, will generally be made on an annual basis to the extent we have sufficient taxable income to utilize the increased depreciation and amortization charges and other tax attributes subject to the Tax Receivable Agreement. The availability of sufficient taxable income to utilize the increased depreciation and amortization expense and other tax attributes will not be determined until such time as the financial results for the year in question are known and tax estimates prepared. We expect to make payments under the Tax Receivable Agreement, to the extent they are required, within            days after our federal income tax return is filed for each fiscal year. Interest on such payments will begin to accrue at a rate equal to            from the due date (without extensions) of such tax return.

        The impact that the Tax Receivable Agreement will have on our consolidated financial statements will be the establishment of a liability, which will be increased upon the exchanges of LLC Interests and shares of Class B common stock for our Class A common stock, representing approximately 90%

of the estimated future tax savings we will be deemed to realize, if any, relating to the existing and increased tax basis associated with the LLC Interests and other tax attributes we receive as a result of the acquisition or exchange of LLC Interests and shares of Class B common stock as described above. Because the amount and timing of any payments will vary based on a number of factors (including the timing of future exchanges, the price of our Class A common stock at the time of any exchange, whether such exchanges are taxable and the amount and timing of our income), depending upon the outcome of these factors, we may be obligated to make substantial payments pursuant to the Tax Receivable Agreement. In light of the numerous factors affecting our obligation to make such payments, however, the timing and amount of any such actual payments are not certain at this time. Decisions made by our controlling stockholder in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by A-A Mortgage (or certain permitted transferees thereof) under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.

        Because of our structure, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Aris Holding to make distributions to us. The ability of Aris Holding to make such distributions will be subject to, among other things, restrictions in our debt documents and the applicable provisions of Delaware law that may limit the amount of funds available for distribution to its members. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest at a rate equal to            until paid (although a rate equal to                        will apply if the inability to make payments under the Tax Receivable Agreement is due to limitations imposed on us or any of our subsidiaries by a debt agreement in effect on the date of this prospectus).

Aris Holding LLC Agreement

        As a result of the Transactions, we will hold LLC Interests in, and will be the sole managing member of, Aris Holding. Accordingly, we will operate and control all of the business and affairs of Aris Holding and, through Aris Holding and its operating subsidiaries, conduct our business.

        As the sole managing member of Aris Holding, we will have the right to determine when distributions will be made to the members of Aris Holding and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below). If we authorize a distribution, such distribution will be made to the holders of LLC Interests, including AmeriHome, Inc., pro rata in accordance with their respective ownership interest of Aris Holding, provided that AmeriHome, Inc. as sole managing member will be entitled to non-pro rata distributions for certain fees and expenses.

        Aris Holding will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of its LLC Interests, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of Aris Holding and will also incur expenses related to our operations.

        The Aris Holding LLC Agreement generally does not permit transfers of LLC Interests by members, except for transfers to permitted transferees, transfers pursuant to the participation right described below and other limited exceptions. The Aris Holding LLC Agreement may impose additional restrictions on transfers that are necessary or advisable so that Aris Holding is not treated as a "publicly-traded partnership" for U.S. federal income tax purposes. In the event of a permitted transfer under the Aris Holding LLC Agreement, such member will be required to simultaneously transfer shares of Class B common stock to such transferee equal to the number of LLC Interests that were transferred to such transferee in such permitted transfer.

 Exchange Agreement

        We, Aris Holding and A-A Mortgage will enter into the Exchange Agreement substantially concurrently with the consummation of this offering under which A-A Mortgage (or certain permitted transferees thereof) will have the right, subject to the terms of the Exchange Agreement, to exchange its LLC Interests, together with a corresponding number of shares of Class B common stock, for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. The Exchange Agreement will provide, however, that such exchanges must be for a minimum of the lesser of             LLC Interests or all of the vested LLC Interests held by such owner. The Aris Holding LLC Agreement will also provide that as a general matter A-A Mortgage (or such permitted transferee thereof) will not have the right to exchange LLC Interest if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with us to which such owner may be subject, including the Aris Holding LLC Agreement. We may impose additional restrictions on exchange that we determine to be necessary or advisable so that Aris Holding is not treated as a "publicly traded partnership" for U.S. federal income tax purposes. As a holder exchanges LLC Interests and Class B common stock for shares of Class A common stock, the number of LLC Interests held by AmeriHome Inc. is correspondingly increased as it acquires the exchanged LLC Interests, and a corresponding number of shares of Class B common stock are cancelled.

Registration Rights Agreement

        In connection with this offering we intend to enter into the Registration Rights Agreement with A-A Mortgage. The Registration Rights Agreement will provide A-A Mortgage with certain demand registration rights, including shelf registration rights, in respect of any of our Class A common stock held by them (upon conversion of Class B common stock and LLC Interests held by them), subject to certain conditions. In addition, in the event that we register additional Class A common stock for sale to the public following the completion of this offering, we will be required to give notice to A-A Mortgage of our intention to effect such a registration, and, subject to certain limitations, include Class A common stock held by them (upon conversion of Class B common stock and LLC Interests held by them) in such registration. We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of common stock pursuant to the agreement. The agreement will include customary indemnification provisions in favor of our controlling stockholder, any person who is or might be deemed a control person (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information as of                , 2020 regarding the beneficial ownership of our Class A common stock and Class B common stock, (i) after giving effect to the Transactions, but excluding this offering, and (ii) as adjusted to give effect to this offering, for: (1) each person or group who is known by us to own beneficially more than 5% of our outstanding shares of Class A common stock or our Class B common stock (including any securities convertible or exchangeable within 60 days into Class A common stock or Class B common stock, as applicable), (2) each of our named executive officers, (3) each of our directors, (4) all of our current executive officers, directors and director nominees as a group and (5) our controlling stockholder.

        As described in "Our Organizational Structure" and "Certain Relationships and Related Party Transactions," each LLC Interest (other than LLC Interests held by us) together with a corresponding number of shares of Class B common stock is exchangeable from time to time at each holder's options for newly-issued shares of our Class A common stock on a one-for-one basis in accordance with the Exchange Agreement. A-A Mortgage may, subject to certain exceptions, exercise such exchange rights for as long as their LLC Interests remain outstanding. See "Certain Relationships and Related Party Transactions—Exchange Agreement." In connection with this offering, we will issue to A-A Mortgage one share of Class B common stock for each LLC Interest A-A Mortgage will own. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of LLC Interests A-A Mortgage will own immediately after the Transactions. The table below assumes the shares of Class A common stock are offered at $            per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). See "Our Organizational Structure." Following the completion of this offering, an affiliate of Apollo Global Management, Inc. will control A-A Mortgage.

        The number of shares beneficially owned by each stockholder as described in this prospectus is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the redemption right described above with respect to each LLC Interest, held by such person that are currently exercisable or will become exercisable within 60 days of                , 2020, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The percentage ownership of each individual or entity after giving effect to the Transactions and before this offering is computed on the basis of             shares of our Class A common stock outstanding and            shares of our Class B common stock outstanding. The percentage ownership of each individual or entity after the Transactions and after this offering is computed on the basis of            shares of our Class A common stock outstanding and            shares of our Class B common stock outstanding.

        To our knowledge, each person named in the table below has sole voting and investment power with respect to all of the shares of Class A common stock and Class B common stock, except as otherwise set forth in the notes to the table and pursuant to applicable community property laws. Unless otherwise indicated in the table or footnotes below, the address for each officer and director listed in the table is 1 Baxter Way, Thousand Oaks, California 91362.

        The following table assumes the underwriters' option to purchase additional shares is not exercised.

	Class A Common Stock Beneficially Owned (on a fully exchanged and converted basis)(1)						Class B Common Stock Beneficially Owned (on a fully exchanged and converted basis)(1)
	Before this Offering			After this Offering			Before this Offering			After this Offering
Name and Address of Beneficial Owner	Number	Percentage		Number	Percentage		Number	Percentage		Number	Percentage
A-A Mortgage Opportunities, L.P.(2)			%			%			%			%
Directors and Named Executive Officers
James S. Furash			%			%			%			%
Josh Adler			%			%			%			%
John Hedlund			%			%			%			%
Mark Miller			%			%			%			%
Garrett Galati			%			%			%			%
David Andersen			%			%			%			%
			%			%			%			%
			%			%			%			%
			%			%			%			%
All directors and executive officers as a group (9 persons)			%			%			%			%

        The following table assumes the underwriters' option to purchase additional shares is exercised in full.

	Class A Common Stock Beneficially Owned (on a fully exchanged and converted basis)(1)						Class B Common Stock Beneficially Owned (on a fully exchanged and converted basis)(1)
	Before this Offering			After this Offering			Before this Offering			After this Offering
Name and Address of Beneficial Owner	Number	Percentage		Number	Percentage		Number	Percentage		Number	Percentage
A-A Mortgage Opportunities, L.P.(2)			%			%			%			%
Directors and Named Executive Officers
James S. Furash			%			%			%			%
Josh Adler			%			%			%			%
John Hedlund			%			%			%			%
Mark Miller			%			%			%			%
Garrett Galati			%			%			%			%
David Andersen			%			%			%			%
			%			%			%			%
			%			%			%			%
			%			%			%			%
All directors and executive officers as a group (9 persons)			%			%			%			%

 DESCRIPTION OF CAPITAL STOCK

        This section contains a description of our capital stock and the material provisions of our certificate of incorporation and bylaws that will be in effect upon the completion of this offering and is qualified by reference to the forms of our certificate of incorporation and our bylaws filed as exhibits to the registration statement relating to this prospectus, and by the applicable provisions of Delaware law. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. For more information concerning the Transactions, see "Our Organizational Structure."

General

        Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, our certificate of incorporation will authorize                shares of Class A common stock, par value $0.001 per share, shares of Class B common stock, par value $0.001 per share and                shares of undesignated preferred stock, par value $0.001 per share, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

        The number of shares of common stock to be outstanding after this offering excludes                shares of Class A common stock that will be available for future issuance under our equity incentive plan, which will become effective on the date of this prospectus. There are currently no outstanding shares of our preferred stock.

Class A Common Stock

Dividend Rights

        Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our Class A common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. See "Dividend Policy" for more information.

Voting Rights

        The holders of our Class A common stock are entitled to one vote per share. Stockholders do not have the ability to cumulate votes for the election of directors. Our certificate of incorporation and bylaws that will be in effect immediately prior to the effectiveness of the registration statement of which this prospectus forms a part will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

        Upon consummation of this offering, our board of directors will consist of            directors.

        Pursuant to our certificate of incorporation, neither Apollo nor any of its affiliates is required to present corporate opportunities to us.

No Preemptive or Similar Rights

        Our Class A common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

        Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Class B Common Stock

Dividend Rights

        The holders of outstanding shares of Class B common stock do not have any right to receive dividends. See "Dividend Policy" for more information.

Voting Rights

        The holders of our Class B common stock are entitled to one vote per share. Stockholders do not have the ability to cumulate votes for the election of directors. Our certificate of incorporation and bylaws that will be in effect immediately prior to the effectiveness of the registration statement of which this prospectus forms a part will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

        Upon consummation of this offering, our board of directors will consist of        directors.

        Pursuant to our certificate of incorporation, neither Apollo nor any of its affiliates is required to present corporate opportunities to us.

No Preemptive or Similar Rights

        Our Class B common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

        The holders of outstanding shares of Class B common stock do not have any right to receive a distribution upon our liquidation, dissolution or winding-up.

Preferred Stock

        Pursuant to our certificate of incorporation that will become effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock. We have no current plan to issue any shares of preferred stock.

Registration Rights

        In connection with this offering we intend to enter into the Registration Rights Agreement with A-A Mortgage. The Registration Rights Agreement will provide A-A Mortgage with certain demand registration rights, including shelf registration rights, in respect of any of our Class A common stock held by them (upon conversion of Class B common stock and LLC Interests held by them), subject to certain conditions. In addition, in the event that we register additional Class A common stock for sale to the public following the completion of this offering, we will be required to give notice to A-A Mortgage of our intention to effect such a registration, and, subject to certain limitations, include Class A common stock held by them (upon conversion of Class B common stock and LLC Interests held by them) in such registration.

Anti-Takeover Provisions

        The provisions of the DGCL, our certificate of incorporation and our bylaws to be in effect following this offering could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Section 203 of the DGCL

        We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the date that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

  •
  before the stockholder became interested, our board of directors approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or

  •
  at or after the time the stockholder became interested, the business combination was approved by our board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder.

        Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaw Provisions

        Our certificate of incorporation and our bylaws will include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or policy, including the following:

  Board Vacancies

        Our certificate of incorporation and bylaws will authorize generally only our board of directors to fill vacant directorships resulting from any cause or created by the expansion of our board of directors. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

  Classified Board

        Our certificate of incorporation and bylaws will provide that our board of directors is classified into three classes of directors. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. See "Management" for additional information.

  Directors Removed Only for Cause

        Our certificate of incorporation will provide that stockholders may remove directors only for cause.

  Supermajority Requirements for Amendments of Our Certificate of Incorporation and Bylaws

        Our certificate of incorporation will further provide that the affirmative vote of holders of at least two-thirds of the voting power of our outstanding common stock will be required to amend certain provisions of our certificate of incorporation, including provisions relating to the classified board, the size of the board of directors, removal of directors, special meetings, actions by written consent and designation of our preferred stock. The affirmative vote of holders of at least two-thirds of the voting power of our outstanding common stock will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.

  Stockholder Action; Special Meetings of Stockholders

        Our certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. Our certificate of incorporation and our bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our chief executive officer, our president or the lead independent director, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. To be timely, a stockholder's notice generally must be delivered to us not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting of stockholders. Our bylaws also will specify certain requirements regarding the form and content of a stockholder's notice. With respect to nominations of persons for election to our board of directors, the notice shall provide information about the nominee, including, among other things, name, age, address, principal occupation, ownership of our capital stock and whether they meet applicable independence requirements. With respect to the proposal of other business to be considered by our stockholders at an annual meeting, the notice shall provide a brief description of the business desired to be brought before the meeting, the text of the proposal or business, the reasons for conducting such business at the meeting and any material interest in such business by such stockholder and any beneficial owners and associated persons on whose behalf the notice is made, or the proposing persons. In addition, a stockholder's notice must set forth certain information related to the proposing persons, including, among other things:

  •
  the name and address of the proposing persons;

  •
  information as to the ownership by the proposing persons of our capital stock and any derivative interest or short interest in any of our securities held by the proposing persons;

  •
  information as to any material relationships and interest between the proposing persons and us, any of our affiliates and any of our principal competitors;

  •
  a representation that the stockholder is a holder of record of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to propose such nomination or business; and

  •
  a representation whether the proposing persons intend or are part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding capital stock required to elect the nominee or carry the proposal.

        These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

  No Cumulative Voting

        The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation's certificate of incorporation provides otherwise. Our certificate of incorporation and bylaws will not provide for cumulative voting.

  Issuance of Undesignated Preferred Stock

        We anticipate that after the filing of our certificate of incorporation, our board will have the authority, without further action by the stockholders, to issue up to                shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

  Exclusive Forum

        Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws, (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) or (5) any other action asserting an "internal corporate claim," as defined in Section 115 of the Delaware General Corporation Law, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Corporate Opportunity

        Under Delaware law, officers and directors generally have an obligation to present to the corporation they serve business opportunities which the corporation is financially able to undertake and which falls within the corporation's business line and are of practical advantage to the corporation, or in which the corporation has an actual or expectant interest. A corollary of this general rule is that when a business opportunity comes to an officer or director that is not one in which the corporation has an actual or expectant interest, the officer is generally not obligated to present it to the corporation. Certain of our officers and directors may serve as officers, directors or fiduciaries of other entities and, therefore, may have legal obligations relating to presenting available business opportunities to us and to other entities. Potential conflicts of interest may arise when our officers and directors learn of business opportunities (e.g., the opportunity to acquire an asset or portfolio of assets, to make a specific investment, to effect a sale transaction, etc.) that would be of material advantage to us and to one or more other entities of which they serve as officers, directors or other fiduciaries.

        Section 122(17) of the DGCL permits a corporation to renounce, in advance, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of a corporation in certain classes or categories of business opportunities. Where business opportunities are so renounced, certain of our officers and directors will not be obligated to present any such business opportunities to us. Our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, principal, partner, member, manager, employee, agent, or other representative of Athene, Apollo or their respective affiliates will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Athene, Apollo or their respective affiliates and representatives, as applicable, instead of us, or does not communicate information regarding a corporate opportunity to us that such individual has directed to Athene, Apollo or their respective affiliates and representatives, as applicable. As of the date of this prospectus, this provision of our certificate of incorporation relates only to the directors nominated by Athene or Apollo.

Transfer Agent and Registrar

        Upon the completion of this offering, the transfer agent and registrar for our Class A common stock will be                . The transfer agent's address is                , and its telephone number is                .

Exchange Listing

        We intend to apply to list our Class A common stock on the                        under the symbol "            ."

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock and could impair our ability to raise capital through the sale of our equity securities. See "Risk Factors—General Risk Factors—Future sales, or the perception of future sales, of our Class A common stock may depress the price of our Class A common stock." No prediction can be made as to the effect, if any, of future sales of shares, or the availability of shares for future sales, will have on the market price of our Class A common stock prevailing from time to time.

Sale of Restricted Shares

        Upon the consummation of this offering, we will have outstanding an aggregate of approximately                        shares of Class A common stock.

        The shares of our Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares of such class acquired by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, generally under Rules 144 or 701 under the Securities Act, which we summarize below. Certain of our shares of Class A common stock will be subject to lock-up agreements described below.

        In addition, upon the consummation of this offering, our controlling stockholder will beneficially own                        shares of our Class B common stock. Any of our currently issued and outstanding capital stock that may be held by our controlling stockholder would be "restricted securities," as defined in Rule 144. As a result, absent registration under the Securities Act or compliance with Rule 144 thereunder or an exemption therefrom, these shares of common stock will not be freely transferable to the public. However, prior to the completion of this offering, we expect to enter into a registration rights agreement with our controlling stockholder that requires us to register under the Securities Act the resale of shares of our Class A common stock (upon conversion of Class B common stock and LLC Interests held by them), subject to the lock-up agreements described below. See "Description of Capital Stock—Registration Rights" and "Certain Relationships and Related Party Transactions—Registration Rights Agreement." Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply.

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, and subject to the lock-up agreements described below, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any Class A common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations subject only to the availability of current public information about us (which requirement will cease to apply after such person has beneficially owned such shares for at least 12 months).

        Approximately                shares of our outstanding Class A common stock that are not subject to the lock-up agreements described below will be eligible for sale under Rule 144 immediately upon the consummation of this offering.

        Without giving effect to any lock-up agreements, beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned our Class A common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of Class A common stock then outstanding, which will equal approximately                        shares immediately after this offering; and

  •
  the average weekly trading volume in our Class A common stock during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisers who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information or holding period requirements of Rule 144. However, all or substantially all Rule 701 shares are subject to lock-up agreements as described below.

Lock-up Agreements

180-Day Lock-up

        We and each of our directors, executive officers, controlling stockholder and substantially all other stockholders, who will collectively beneficially own                        shares of our Class A common stock following this offering (or                        shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), have agreed that, without the prior written consent of certain of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of Class A common stock or any securities convertible into or exchangeable or exercisable for our Class A common stock for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under "Underwriting."

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

        The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of shares of our Class A common stock as of the date hereof. Except where noted, this summary deals only with Class A common stock that was acquired in this offering and that is held as a capital asset by a non-U.S. holder (as defined below).

        A "non-U.S. holder" means a beneficial owner of shares of our Class A common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons as defined under the Code have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

        This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, foreign pension fund, "controlled foreign corporation," "passive foreign investment company" or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares of our Class A common stock, the tax treatment of a partner and the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our Class A common stock, you should consult your tax advisors.

        If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our Class A common stock, as well as the consequences to you arising under other U.S. federal tax laws and the tax laws of any state, local or other taxing jurisdiction.

Dividends

        We do not anticipate paying any cash dividends to holders of our Class A common stock in the foreseeable future. See "Dividend Policy." If we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of shares of our Class A common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder's Class A common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder's adjusted tax basis in shares of our Class A common stock, the excess will be treated as gain from the disposition of shares of our Class A common stock (the tax treatment of which is discussed below under "—Gain on Disposition of Class A Common Stock").

        Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

        A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Class A Common Stock

        Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. holder on the sale or other disposition of our Class A common stock generally will not be subject to U.S. federal income tax unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes and certain other conditions are met.

        A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States.

        Generally, a corporation is a "United States real property holding corporation" if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). Although there can be no assurances in this regard, we believe we have not been and are not currently a U.S. real property holding corporation for U.S. federal income tax purposes, and we do not anticipate being a U.S. real property holding corporation in the future. If we are or become a "United States real property holding corporation," however, so long as our Class A common stock is regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs, only a non-U.S. holder who holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder's holding period) more than 5% of our Class A common stock will be subject to U.S. federal income tax on the sale or other disposition of our Class A common stock.

Information Reporting and Backup Withholding

        Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

        A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our Class A common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

        Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements Under FATCA

        Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act ("FATCA"), a 30% withholding tax may be imposed on certain payments to you or to certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on your behalf if you or such persons are subject to, and fail to comply with, certain information reporting requirements. Such payments will include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends.

        Payments of dividends that you receive in respect of shares of our Class A common stock could be affected by this withholding if you are subject to FATCA information reporting requirements and fail to comply with them or if you hold shares of our Class A common stock through a non-U.S. person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to you would not otherwise have been subject to FATCA withholding). Proposed Treasury regulations, the preamble to which states that taxpayers may rely upon until final regulations are issued, eliminate withholding on payments of gross proceeds. An intergovernmental agreement between the United States and your country of residence (or the country of residence of the non-U.S. person receiving payments on your behalf) may modify the requirements described above. You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

        If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under "—Dividends," the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our Class A common stock.

 UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated        , 2020, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of Class A common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to            additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock.

        The underwriters propose to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $        per share. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part. The underwriters and selling group members may allow a discount of $        per share on sales to other broker/dealers. After the initial public offering the representative may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we will pay (assuming both no exercise and full exercise of the underwriters' option to purchase                 additional shares):

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

        We have also agreed to reimburse the underwriters for up to $        for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus.

        Our officers, directors, controlling stockholder and holders of substantially all of our common stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus.

        We intend to apply to list the shares of Class A common stock on        , under the symbol "                ".

        Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations among us and the representative and will not necessarily reflect the market price of the Class A common stock following this offering. The principal factors that were considered in determining the initial public offering price included:

  •
  the information presented in this prospectus and otherwise available to the underwriters;

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  the history of, and prospects for, the industry in which we will compete;

  •
  the ability of our management;

  •
  the prospects for our future earnings;

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  the present state of our development, results of operations and our current financial condition;

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  the general condition of the securities markets at the time of this offering; and

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  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

        We cannot assure you that the initial public offering price will correspond to the price at which the Class A common stock will trade in the public market subsequent to this offering or that an active trading market for the Class A common stock will develop and continue after this offering.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. If the underwriters sell more shares than could be covered by the option to purchase additional shares, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on        or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Conflicts of Interest

        The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

        Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area and United Kingdom

        In relation to each Member State of the European Economic Area and the United Kingdom (each a "Relevant State"), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that it may make an offer to the public in that Relevant State of any Shares at any time under the following exemptions under the Prospectus Regulation:

  •
  to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

  •
  to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

  •
  in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided, that no such offer of shares referred to above shall result in a requirement for us or any underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 13 of the Prospectus Regulation.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression "Prospectus Regulation" means Regulation (EU) 2017/1129.

        We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission ("ASIC"), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the shares may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

        The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(e) of the Prospectus Regulation that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as a "relevant person"). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons.

        This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the shares to the public in France.

  •
  Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  shares, debentures and shares of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and shares of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

Notice to Prospective Investors in Canada

(A)  Resale Restrictions

The distribution of shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

(B)  Representations of Canadian Purchasers

By purchasing shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws as it is an "accredited investor" as defined under National Instrument 45-106—Prospectus Exemptions,

  •
  the purchaser is a "permitted client" as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

  •
  where required by law, the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

(C)  Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

(D)  Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

(E)  Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

(F)  Taxation and Eligibility for Investment

Canadian purchasers of shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

 LEGAL MATTERS

        The validity of our Class A common stock offered by this prospectus will be passed upon for us by Sidley Austin LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Aris Mortgage Holding Company, LLC at December 31, 2019 and 2018, and for each of the two years ended December 31, 2019, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 with respect to the shares of Class A common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our shares of Class A common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

        We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we file electronically with the SEC. Our Internet website address is www.amerihome.com, and the information contained on, or accessible from, or hyperlinked to, our website is not part of this prospectus by reference or otherwise.

Aris Mortgage Holding Company, LLC
Index to Consolidated Financial Statements (Unaudited)

Aris Mortgage Holding Company, LLC

Consolidated Balance Sheet

	June 30, 2020	December 31, 2019
	(Unaudited)
	(Amounts in thousands)
Assets
Cash	$501,374	$93,581
Restricted cash	7,000	9,375
Loans held for sale (includes $1,599,777 and $2,347,930 at fair value)	1,902,953	2,648,609
Mortgage servicing rights	736,657	893,193
Derivative assets, net	96,549	21,128
Servicing advances, net	35,085	50,326
Accounts receivable (includes valuation allowance of $795 and $698)	45,492	33,459
Fixed assets and software, net	13,155	14,518
Loans eligible for repurchase	683,022	382,703
Other assets	52,462	64,341

Total assets	$4,073,749	$4,211,233

Liabilities and member's equity
Warehouse borrowings	$1,740,881	$2,453,152
Notes payable	368,380	387,627
Other borrowings	9,968	15,963
Derivative liabilities, net	16,200	11,256
Liability for losses under representations and warranties	14,307	6,588
Liability for loans eligible for repurchase	683,022	382,703
Accounts payable and accrued expenses	76,675	64,210

Total liabilities	2,909,433	3,321,499

Commitments and contingencies (Note 14)
Member's equity	1,164,316	889,734

Total liabilities and member's equity	$4,073,749	$4,211,233

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Aris Mortgage Holding Company, LLC

Consolidated Statement of Income (Unaudited)

	Six months ended June 30,
	2020	2019
	(Amounts in thousands)
Revenues
Net gains on loans held for sale	$339,027	$84,497
Net loan servicing revenue	39,858	74,138
Loan acquisition and origination fees	40,664	31,238
Other income	12,871	24,729
Net interest income (expense)
Interest income	38,892	30,011
Interest expense	(29,277)	(26,304)

Net interest income	9,615	3,707

Total net revenues	442,035	218,309

Expenses
Compensation	85,999	53,174
Loan servicing	37,294	26,141
Loan acquisition and origination	16,087	12,783
Technology	5,396	4,086
Occupancy	1,670	1,610
Other expenses	20,594	17,861

Total expenses	167,040	115,655

Net income	$274,995	$102,654

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Aris Mortgage Holding Company, LLC

Consolidated Statement of Changes in Member's Equity (Unaudited)

	Six months ended June 30,
	2020	2019
	(Amounts in thousands)
Balance, beginning of the period	$889,734	$787,024
Equity-based compensation	5	143
Distributions	(418)	(72,000)
Net income	274,995	102,654

Balance, end of the period	$1,164,316	$817,821

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Aris Mortgage Holding Company, LLC

Consolidated Statement of Cash Flows (Unaudited)

	Six Months ended June 30,
	2020	2019
	(Amounts in thousands)
Cash flows from operating activities
Net income	$274,995	$102,654
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Mortgage servicing rights capitalized upon sale of loans	(339,225)	(279,366)
Change in fair value and impairment of loans held for sale	(7,341)	(10,004)
Change in fair value of mortgage servicing rights	454,383	181,596
(Gain) loss on sale and interest income on certain securitization transactions	(963)	190
Change in lability for losses under representations and warranties	8,920	(645)
Change in fair value of derivatives	(75,159)	(11,460)
Equity-based compensation	5	143
Amortization of debt issuance costs	385	455
Depreciation and amortization	2,566	2,760
Loss on sale of mortgage servicing rights	938	1,332
Purchases and originations of loans	(29,024,979)	(19,379,641)
Early buyouts of loans from Ginnie Mae securities	(244,555)	(136,965)
Proceeds from sales and payments from loans held for sale	29,873,987	18,934,546
Net settlement of options contracts	1,043	1,303
Change in counterparty margin	3,639	7,632
Net changes in:
Servicing advances	12,465	12,073
Accounts receivable	(8,948)	13,352
Other assets	29,979	10,108
Accounts payable and accrued expenses	11,526	1,901

Net cash provided by (used in) operating activities	973,661	(548,036)

Cash flows from investing activities
Purchases of fixed assets and software	(1,190)	(1,101)
Proceeds from sales of mortgage servicing rights	40,520	102,876

Net cash provided by investing activities	39,330	101,775

Cash flows from financing activities
Proceeds from warehouse borrowings	30,680,873	21,472,874
Repayment of warehouse borrowings	(31,393,202)	(21,088,227)
Proceeds from notes payable	230,500	195,100
Repayment of notes payable	(250,010)	(176,718)
Proceeds from other borrowings	139,723	148,258
Repayment of other borrowings	(15,000)	(25,000)
Payment of debt issuance costs	(39)	(49)
Distributions	(418)	(72,000)

Net cash (used in) provided by financing activities	(607,573)	454,238

Net increase in cash and restricted cash	405,418	7,977
Cash and restricted cash, beginning of the period	102,956	80,111

Cash and restricted cash, end of the period	$508,374	$88,088

At period end:
Cash	$501,374	$78,338
Restricted cash	7,000	9,750

	$508,374	$88,088

Supplemental cash flow information
Cash paid for interest	$32,153	$27,154
Non-cash financing activities:
Transfers of mortgage-backed securities in settlement of secured borrowings	$129,639	$127,871
Payments from loans held for sale in partial settlement of secured borrowings	$140	$72

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Unaudited)

NOTE 1. ORGANIZATION AND BUSINESS

        Aris Mortgage Holding Company, LLC ("Aris") is a wholly-owned subsidiary of A-A Mortgage Opportunities, L.P. ("A-A Mortgage"). Aris acquired its principal subsidiary, AmeriHome Mortgage Company, LLC ("AmeriHome") in 2014. The term "the Company" as used herein may refer to Aris individually, Aris and its subsidiaries, or certain of Aris' subsidiaries or affiliates.

        The Company's ongoing central operations include purchasing residential mortgage loans from third-party originators, originating residential mortgage loans directly to consumers, and pooling and selling these loans in the secondary market. The Company generally retains the servicing rights to the loans it sells and subcontracts the servicing to third-party subservicers.

        The Company is an approved seller/servicer for the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"), each of which is a government-sponsored enterprise ("GSE"). The Company is also an approved issuer of securities guaranteed by the Government National Mortgage Association ("Ginnie Mae"), a lender for the Federal Housing Administration ("FHA"), a part of the U.S. Department of Housing and Urban Development ("HUD"), and a lender/servicer for the U.S. Department of Veterans Affairs ("VA") and the U.S. Department of Agriculture ("USDA"). Each of Fannie Mae, Freddie Mac, Ginnie Mae, FHA, HUD, VA and USDA are herein referred to as an "Agency" and collectively as the "Agencies." The Company is licensed to originate loans in 46 states and the District of Columbia. The Company is able to purchase and service loans in 49 states and the District of Columbia, either because it is properly licensed in such jurisdictions or exempt or otherwise not required to be licensed in such jurisdictions.

NOTE 2. BASIS OF PRESENTATION

Interim Financial Reporting

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") for interim reporting, as codified by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification. These interim period consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements as of and for the year ended December 31, 2019. Certain prior period amounts have been reclassified to conform to the current period presentation.

        The accompanying consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the financial position, income and cash flows of the Company for the interim periods but are not necessarily indicative of income to be anticipated for the full year ending December 31, 2020. The accompanying consolidated financial statements include the assets and liabilities of Aris and its subsidiaries. Intercompany accounts and transactions have been eliminated.

Use of Estimates

        In accordance with GAAP, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions include, but are not limited to, those related to the valuation of loans held for sale ("LHFS"), mortgage servicing rights ("MSRs") and interest rate lock commitments ("IRLCs"), and the estimation of assets and liabilities associated with loan repurchases and related indemnifications. These estimates and assumptions are based on the best available information, however, actual results could differ from those estimates.

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Unaudited) (Continued)

NOTE 2. BASIS OF PRESENTATION (Continued)

Recently Issued Accounting Standards Not Yet Adopted

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and supersedes previous leasing standards. ASU 2016-02 requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether the lease is effectively a financed purchase of the leased asset by the lessee. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. In November 2019, the FASB deferred the effective date of the new leases standard for entities that are not public business entities. In June 2020, in response to the effects of the COVID-19 pandemic, the FASB deferred by one year the effective date of the new leases standard for certain entities that have not yet issued or made available for issuance financial statements reflecting adoption of the standard. Therefore, the amendments in ASU 2016-02 will be effective for the Company's fiscal years beginning after December 15, 2021 and interim periods in the following fiscal year. The Company will adopt ASU 2016-02 effective January 1, 2022 using a modified retrospective transition approach. The Company is assessing the impact that the adoption of ASU 2016-02 will have to its consolidated financial statements.

        In June 2016, the FASB issued ASU 2016-13, Financial Instruments Credit Losses (Topic 326), which introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. ASU 2016-13 will apply to: (1) loans, accounts receivable, trade receivables and other financial assets measured at amortized cost, (2) loan commitments and certain other off-balance sheet credit exposures, (3) debt securities and other financial assets measured at fair value through other comprehensive income, and (4) beneficial interests in securitized financial assets. In November 2019, the FASB deferred the effective date of the new credit losses standard for entities that are not public business entities. As such, the amendments in ASU 2016-13 will be effective for the Company's fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The Company is assessing the impact that the adoption of ASU 2016-13 will have to its consolidated financial statements.

        In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform. Reference rate reform refers to the initiative aimed at eliminating certain widely used reference rates, such as the London Interbank Offered Rate (LIBOR), and introducing new reference rates based on a larger and more liquid population of observable transactions. The Company expects to apply certain expedients under ASU 2020-04 to contract modifications that replace a reference rate and contemporaneous modifications of other terms related to the replacement of the reference rate. The amendments in ASU 2020-04 are effective upon issuance and allows application to contract changes as early as January 1, 2020. The Company is assessing the impact that the adoption of ASU 2020-04 will have to its consolidated financial statements.

NOTE 3. FAIR VALUE MEASUREMENTS

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal market at the measurement date under current market conditions regardless of whether that price is directly observable or estimated using another valuation technique.

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Unaudited) (Continued)

NOTE 3. FAIR VALUE MEASUREMENTS (Continued)

        Applicable accounting guidance specifies a hierarchy of valuation techniques based on whether the inputs to those techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The hierarchy is broken down into three general levels:

  Level 1 inputs—Quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date.

  Level 2 inputs—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Observable inputs are inputs that other market participants would use in pricing an asset or liability and are developed based on market data obtained from sources independent of the Company.

  Level 3 inputs—Unobservable inputs, reflecting the Company's assumptions about the factors market participants would use in pricing an asset or liability based on the best information available at the measurement date, are used when quoted prices or observable inputs are unavailable.

        The following is a summary of the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	June 30, 2020
	Level 1	Level 2	Level 3	Total
	(Amounts in thousands)
Assets
Loans held for sale	$—	$1,596,938	$2,839	$1,599,777
Mortgage servicing rights	—	—	736,657	736,657
Interest rate lock commitments(1)	—	—	89,618	89,618
Other derivative assets	—	6,931	—	6,931

	$—	$1,603,869	$829,114	$2,432,983

Liabilities
Interest rate lock commitments(1)	$—	$—	$548	$548
Other derivative liabilities	—	15,652	—	15,652

	$—	$15,652	$548	$16,200

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Unaudited) (Continued)

NOTE 3. FAIR VALUE MEASUREMENTS (Continued)

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	(Amounts in thousands)
Assets
Loans held for sale	$—	$2,302,503	$45,427	$2,347,930
Mortgage servicing rights	—	—	893,193	893,193
Interest rate lock commitments(1)	—	—	19,273	19,273
Other derivative assets	—	1,855	—	1,855

	$—	$2,304,358	$957,893	$3,262,251

Liabilities
Interest rate lock commitments(1)	$—	$—	$261	$261
Other derivative liabilities	—	10,995	—	10,995

	$—	$10,995	$261	$11,256

(1)
For the purpose of the tables above, interest rate lock commitment asset and liability positions are shown separately from other derivative assets and liabilities.

        The activity related to assets and liabilities measured at fair value on a recurring basis using unobservable inputs (Level 3 assets and liabilities) is summarized below:

	Six months ended June 30, 2020
	Loans held for sale	Mortgage servicing rights	Net interest rate lock commitments(1)
	(Amounts in thousands)
Fair value, beginning of the period	$45,427	$893,193	$19,012
Purchases	56,622	—
Sales and payments	(97,857)	(41,378)
Mortgage servicing rights capitalized upon sale of loans		339,225
Interest rate lock commitments issued, net			7,735,642
Transfers from Level 2 to Level 3	2,458
Transfers from Level 3 to Level 2	(3,665)
Settlement of interest rate lock commitments upon acquisition or origination of loans held for sale			(7,680,392)
Change in fair value	(146)	(328,652)	14,808
Realization of expected cash flows		(125,731)

Fair value, end of the period	$2,839	$736,657	$89,070

Unrealized gains (losses) included in income related to assets held at period end	$287	$(292,668)	$89,070

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Unaudited) (Continued)

NOTE 3. FAIR VALUE MEASUREMENTS (Continued)

	Six months ended June 30, 2019
	Loans held for sale	Mortgage servicing rights	Net interest rate lock commitments(1)
	(Amounts in thousands)
Fair value, beginning of the period	$27,792	$754,940	$6,090
Purchases	16,440	—
Sales and payments	(38,471)	(105,542)
Mortgage servicing rights capitalized upon sale of loans		279,366
Interest rate lock commitments issued, net			6,461,163
Transfers from Level 2 to Level 3	408
Transfers from Level 3 to Level 2	(769)
Settlement of interest rate lock commitments upon acquisition or origination of loans held for sale			(6,453,726)
Change in fair value	(316)	(106,547)	3,514
Realization of expected cash flows		(75,049)

Fair value, end of the period	$5,084	$747,168	$17,041

Unrealized (losses) gains included in income related to assets held at period end	$(113)	$(117,826)	$17,041

(1)
For the purpose of the tables above, interest rate lock commitment asset and liability positions are shown net.

        The following is a summary of the difference between the aggregate fair value and the aggregate unpaid principal balance ("UPB") of LHFS for which the fair value option has been elected:

	June 30, 2020
	Fair value	Unpaid principal balance	Difference
	(Amounts in thousands)
Loans held for sale:
Current through 89 days delinquent	$1,599,091	$1,502,665	$96,426
90 days or more delinquent	686	799	(113)

	$1,599,777	$1,503,464	$96,313

	December 31, 2019
	Fair value	Unpaid principal balance	Difference
	(Amounts in thousands)
Loans held for sale:
Current through 89 days delinquent	$2,347,471	$2,240,135	$107,336
90 days or more delinquent	459	473	(14)

	$2,347,930	$2,240,608	$107,322

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Unaudited) (Continued)

NOTE 3. FAIR VALUE MEASUREMENTS (Continued)

Valuation Techniques and Unobservable Inputs

        The following is a description of the valuation techniques used to measure assets and liabilities reported at fair value on a recurring basis:

Loans Held for Sale

        The majority of LHFS reported at fair value are saleable into active markets and are, therefore, measured based on valuation techniques using Level 2 inputs, such as their quoted market or contracted selling price or market price equivalent. These loans include government-insured or guaranteed and Agency-conforming LHFS. Non-Agency LHFS are measured based on valuation techniques using Level 3 inputs.

        Certain of these LHFS may become non-saleable into active markets due to the identification of a defect. The Company measures such non-saleable loans based on valuation techniques using Level 3 inputs.

Mortgage Servicing Rights

        MSRs are measured based on valuation techniques using Level 3 inputs. The Company uses a discounted cash flow model that incorporates assumptions that market participants would use in estimating the fair value of servicing rights, including, but not limited to, option adjusted spread, conditional prepayment rate, servicing fee rate and cost to service.

Derivative Financial Instruments

        IRLCs are measured based on valuation techniques using Level 3 inputs, such as loan type, underlying loan amount, note rate, loan program and expected settlement date. These measurements are adjusted at loan level to consider the servicing release premium and loan pricing adjustments specific to each loan. The base value is then adjusted for the anticipated loan funding probability ("Pull-through rate"). The Pull-through rate and servicing fee multiple are unobservable inputs based on historical experience.

        The Company's hedging instruments consist of forward purchase and sales contracts, Treasury futures and options, Eurodollar futures, and swap futures. Forward purchase and sales contracts are measured based on valuation techniques using Level 2 inputs, such as quoted market or contracted selling price or market price equivalent. Treasury futures and options, Eurodollar futures, and swap futures are measured based on valuation techniques using Level 1 inputs from exchange-provided daily settlement quotes.

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Unaudited) (Continued)

NOTE 3. FAIR VALUE MEASUREMENTS (Continued)

        The following is a summary of the key unobservable inputs used in the valuation of Level 3 assets and liabilities:

		June 30, 2020
Asset/liability	Key inputs	Range	Weighted average
Mortgage servicing rights	Option adjusted spread (in basis points)	22 - 137	90
	Conditional prepayment rate(1)	14.1% - 33.0%	24.8%
	Servicing fee rate (in basis points)	25.0 - 56.5	33.4
	Cost to service	$82 - $89	$85
Loans held for sale	Whole loan spread to TBA price (in basis points)	(5.65) - (4.57)	(5.35)
Interest rate lock commitments	Servicing fee multiple	2.7 - 5.4	4.0
	Pull-through rate	74% - 100%	85%

		December 31, 2019
Asset/liability	Key inputs	Range	Weighted average
Mortgage servicing rights	Option adjusted spread (in basis points)	121 - 453	228
	Conditional prepayment rate(1)	11.2% - 23.9%	18.0%
	Servicing fee rate (in basis points)	25.0 - 56.5	34.2
	Cost to service	$81 - $87	$84
Loans held for sale	Whole loan spread to TBA price (in basis points)	(2.40) - (0.18)	(1.40)
Interest rate lock commitments	Servicing fee multiple	3.0 - 5.3	4.1
	Pull-through rate	50% - 100%	83%

(1)
Lifetime total prepayment speed annualized.

NOTE 4. LOANS HELD FOR SALE

        The following is a summary of loans held for sale by type:

	June 30, 2020	December 31, 2019
	(Amounts in thousands)
Government-insured or guaranteed	$1,244,019	$1,671,166
Agency-conforming	658,023	935,278
Non-Agency	911	42,165

	$1,902,953	$2,648,609

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Unaudited) (Continued)

NOTE 5. MORTGAGE SERVICING RIGHTS

        The Company generally retains MSRs from loan sales and measures them at fair value. The Company receives loan servicing fees, net of subservicing costs, based on the UPB of the underlying loans. Loan servicing fees are collected from payments made by borrowers. The Company may receive other remuneration from rights to various borrower-contracted fees, such as late charges, collateral reconveyance charges and non-sufficient funds fees. The Company is generally entitled to retain the interest earned on funds held pending remittance related to its collection of borrower principal, interest, tax and insurance payments.

        The following is a summary of the UPB of loans included in the Company's MSR portfolio by investor:

Investor	June 30, 2020	December 31, 2019
	(Dollars in thousands)
Fannie Mae and Freddie Mac	$49,195,606	$37,378,402
Ginnie Mae	35,297,596	36,544,549
Private investors	1,585,850	1,842,270

	$86,079,052	$75,765,221

Weighted average interest rate	4.10%	4.39%
Custodial funds managed by the Company's subservicers(1)	$1,718,582	$1,181,742

(1)
Borrower and investor custodial cash accounts relate to loans serviced under servicing agreements and are not recorded in the consolidated balance sheet.

        The following is a summary of the UPB of loans included in the Company's MSR portfolio by geographical distribution:

State	June 30, 2020	December 31, 2019
	(Amounts in thousands)
Texas	$12,903,322	$10,889,255
California	9,898,152	8,288,003
Florida	7,026,587	6,857,757
Georgia	4,322,390	4,059,126
New Jersey	3,507,825	3,042,623
Other	48,420,776	42,628,457

	$86,079,052	$75,765,221

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Unaudited) (Continued)

NOTE 5. MORTGAGE SERVICING RIGHTS (Continued)

        The following is a summary of the UPB of loans included in the Company's MSR portfolio by year of origination:

Year of origination	June 30, 2020	December 31, 2019
	(Amounts in thousands)
2020	$23,194,050	$—
2019	36,581,107	37,769,155
2018	14,201,345	21,455,293
2017	7,222,405	10,511,381
Prior to 2017	4,880,145	6,029,392

	$86,079,052	$75,765,221

        On March 3, 2020, the Company completed one bulk sale of MSRs and related servicing advances totaling $4.9 billion in UPB of loans underlying mortgage-backed securities guaranteed by Ginnie Mae. The aggregate sales price of this transaction was $42.9 million. At the time of the sale, the Company recognized $12.1 million in receivables for holdbacks pending fulfillment of all servicing transfer and document delivery requirements. As of June 30, 2020, the Company reported the remaining receivable amount related to this sale of $858 thousand in Accounts receivable in the consolidated balance sheet.

        The following presents the effect of hypothetical changes in the fair value of MSRs caused by assumed immediate changes in interest rates, discount rates, and prepayment speeds that are used to determine fair value:

Mortgage servicing rights sensitivity analysis	June 30, 2020	December 31, 2019
	(Amounts in thousands)
Fair value of mortgage servicing rights	$736,657	$893,193
Interest rate change:
Decrease in fair value from 50 basis point adverse change	$(71,982)	$(148,306)
Increase in fair value from 50 basis point favorable change	$142,940	$135,717
Discount rate change:
Decrease in fair value from 50 basis point increase	$(15,358)	$(17,954)
Increase in fair value from 50 basis point decrease	$16,046	$18,701
Prepayment speed change:
Decrease in fair value from 1% conditional prepayment rate increase	$(103,234)	$(40,741)
Increase in fair value from 1% conditional prepayment rate decrease	$116,608	$44,974

        Sensitivities are hypothetical changes in fair value and cannot be extrapolated because the relationship of changes in assumptions to changes in fair value may not be linear. In addition, the effect of a variation in a particular assumption is calculated without changing any other assumption, whereas a change in one factor may result in changes to another. Accordingly, no assurance can be given that actual results would be consistent with the results of these estimates. As a result, actual future changes in MSR values may differ significantly from those reported.

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Unaudited) (Continued)

NOTE 6. DERIVATIVE FINANCIAL INSTRUMENTS

        The Company uses derivative financial instruments to manage exposure to interest rate risk for IRLCs it makes to purchase and originate loans at specified interest rates, and its inventory of LHFS and MSRs. The Company has elected to present net derivative asset and liability positions, and cash collateral obtained from or posted to its counterparties, when subject to a master netting arrangement that is legally enforceable on all counterparties in the event of default. IRLCs are not subject to a master netting arrangement.

        The following is a summary of the derivative assets and liabilities recorded in the consolidated balance sheet, including the ending positions after considering master netting arrangements and financial instruments or cash pledged:

	June 30, 2020
		Fair value
	Notional amount	Derivative assets	Derivative liabilities
	(Amounts in thousands)
Interest rate lock commitments	$5,724,598	$89,618	$548
Forward purchase contracts	$6,996,273	39,497	367
Forward sales contracts	$11,776,495	1,517	42,114
Futures contracts	$468,891,000	—	—
Margin		(660)	6,594

Derivatives before netting		129,972	49,623
Netting		(33,423)	(33,423)

		$96,549	$16,200

Collateral received from counterparties, net			$7,254

	December 31, 2019
		Fair value
	Notional amount	Derivative assets	Derivative liabilities
	(Amounts in thousands)
Interest rate lock commitments	$2,349,959	$19,273	$261
Forward purchase contracts	$4,741,336	5,862	1,640
Forward sales contracts	$7,177,451	3,381	13,816
Put options on interest rate futures purchase contracts	$200,000	422	—
Call options on interest rate futures purchase contracts	$100,000	266	—
Futures contracts	$129,294,100	—	—
Margin		—	3,615

Derivatives before netting		29,204	19,332
Netting		(8,076)	(8,076)

		$21,128	$11,256

Collateral received from counterparties, net			$3,615

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Unaudited) (Continued)

NOTE 6. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        Credit risk related to derivatives arises when amounts receivable from a counterparty exceed those payable to the same counterparty. The Company mitigates credit risk by requiring counterparties to provide collateral to the Company when the counterparties' unsecured loss positions exceed certain negotiated limits.

        The following is a summary of derivative assets and liabilities and related netting amounts:

	June 30, 2020
	Gross amount of recognized assets (liabilities)	Gross offset	Net assets (liabilities)
	(Amounts in thousands)
Derivatives subject to master netting arrangements:
Assets:
Forward purchase contracts	$38,274	$(18,584)	$19,690
Forward sales contracts	$756	$(14,839)	$(14,083)
Margin	$(660)	$—	$(660)
Liabilities:
Forward purchase contracts	$(354)	$18,584	$18,230
Forward sales contracts	$(30,458)	$14,839	$(15,619)
Margin	$(6,594)	$—	$(6,594)
Derivatives not subject to master netting arrangements:
Assets:
Interest rate lock commitments	$89,618	$—	$89,618
Forward purchase contracts	$1,223	$—	$1,223
Forward sales contracts	$761	$—	$761
Liabilities:
Interest rate lock commitments	$(548)	$—	$(548)
Forward purchase contracts	$(13)	$—	$(13)
Forward sales contracts	$(11,656)	$—	$(11,656)
Total derivatives:
Assets	$129,972	$(33,423)	$96,549
Liabilities	$(49,623)	$33,423	$(16,200)

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Unaudited) (Continued)

NOTE 6. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

	December 31, 2019
	Gross amount of recognized assets (liabilities)	Gross offset	Net assets (liabilities)
	(Amounts in thousands)
Derivatives subject to master netting arrangements:
Assets:
Forward purchase contracts	$5,244	$(4,274)	$970
Forward sales contracts	$3,341	$(3,802)	$(461)
Liabilities:
Forward purchase contracts	$(1,640)	$4,274	$2,634
Forward sales contracts	$(13,269)	$3,802	$(9,467)
Margin	$(3,615)	$—	$(3,615)
Derivatives not subject to master netting arrangements:
Assets:
Interest rate lock commitments	$19,273	$—	$19,273
Forward purchase contracts	$618	$—	$618
Forward sales contracts	$40	$—	$40
Options contracts	$688	$—	$688
Liabilities:
Interest rate lock commitments	$(261)	$—	$(261)
Forward sales contracts	$(547)	$—	$(547)
Total derivatives:
Assets	$29,204	$(8,076)	$21,128
Liabilities	$(19,332)	$8,076	$(11,256)

        The following is a summary of net gains (losses) on derivatives included in income:

	Six months ended June 30,
	2020	2019
	(Amounts in thousands)
Losses on derivatives included in Net gains on loans held for sale:
Interest rate lock commitments	$70,058	$10,951
Forward contracts	(131,483)	(62,612)
Options contracts	(38)	(321)
Futures contracts	17,103	7,244

	$(44,360)	$(44,738)

Gains on derivatives included in Net loan servicing revenue:
Forward contracts	$116,153	$14,881
Options contracts	(1,025)	(6,668)
Futures contracts	243,036	143,462

	$358,164	$151,675

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Unaudited) (Continued)

NOTE 7. BORROWINGS

        The Company uses a variety of financing arrangements including loan sales under repurchase agreements (warehouse borrowings) and secured term facilities (notes payable). These financing arrangements contain various covenants, including financial covenants, governing the Company's tangible net worth, leverage ratio, liquidity and profitability. The Company's failure to comply with any of these covenants could result in an event of default, subject to a cure period, under one or more borrowing agreements, pursuant to which all or a portion of the amounts borrowed may become immediately due and payable. The Company was in compliance with all financial covenants as of and for the six months ended June 30, 2020 and as of December 31, 2019.

Warehouse Borrowings

        The Company finances the acquisition of loans through the use of repurchase agreements. Repurchase agreements operate as financings under which the Company transfers loans to secure borrowings. The borrowing amounts are based on the attributes of the collateralized loans and are defined in the repurchase agreement of each warehouse lender. The Company retains beneficial ownership of the transferred loans and will receive the loans from the lender upon full repayment of the borrowing. The repurchase agreements may require the Company to transfer additional assets to the lender in the event the estimated fair value of the existing transferred loans declines.

        As of June 30, 2020, the Company had access to approximately $2.9 billion in uncommitted warehouse funding, of which approximately $1.7 billion was drawn. As of December 31, 2019, the Company had access to approximately $3.4 billion in uncommitted warehouse funding, of which approximately $2.5 billion was drawn.

        The following is a summary of financial information relating to borrowings under warehouse facilities:

	Six months ended June 30,
	2020	2019
	(Dollars in thousands)
Weighted average interest rate(1)	2.58%	4.12%
Average balance	$1,977,313	$1,250,653
Interest expense(1)	$25,433	$25,553
Maximum daily amount outstanding	$2,746,151	$1,947,688

(1)
Excludes settlement fees, utilization rebates, earnings credits and amortization of debt issuance costs, which caused interest expense to decrease by $1.8 million and $4.6 million during the six months ended June 30, 2020 and 2019, respectively.

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Unaudited) (Continued)

NOTE 7. BORROWINGS (Continued)

	June 30, 2020	December 31, 2019
	(Dollars in thousands)
Carrying value of warehouse borrowings(1)	$1,740,918	$2,453,247
Weighted average interest rate	1.82%	3.42%
Additional borrowing capacity	$1,204,082	$896,753
Restricted cash on deposit with counterparties	$7,000	$9,375
Fair value of loans held for sale securing warehouse borrowings	$1,880,434	$2,616,870

(1)
Excludes unamortized debt issuance costs of $37 thousand and $95 thousand at June 30, 2020 and December 31, 2019, respectively.

        The following is a summary of maturities of outstanding advances under repurchase agreements:

Remaining maturity at June 30, 2020	Balance
(Amounts in thousands)
Within 30 days	$462
31 to 90 days	1,740,456

1,740,918
Debt issuance costs	(37)

Total warehouse borrowings	$1,740,881

Notes Payable

        The following is a summary of outstanding balances related to borrowings under the secured term facilities:

	June 30, 2020	December 31, 2019
	(Amounts in thousands)
Term notes to qualified institutional buyers	$225,000	$225,000
Term loan	65,315	68,325
Revolving credit agreements	80,037	96,537

	370,352	389,862
Debt issuance costs	(1,972)	(2,235)

Total notes payable	$368,380	$387,627

Term Notes

        In August 2018, the Company, through AmeriHome GMSR Issuer Trust ("the Trust"), entered into a structured finance transaction, pursuant to which the Company may finance excess servicing spread relating to Ginnie Mae MSRs (the "Ginnie Mae MSR Facility"). In connection with the Ginnie Mae MSR Facility, the Trust issued to the Company a variable funding note (the "VFN") with a maximum principal balance of $500.0 million and the Company, through the Trust, issued one series of

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Unaudited) (Continued)

NOTE 7. BORROWINGS (Continued)

term notes, Series 2018-GT1 Term Notes, with an aggregate principal amount of $155.0 million to certain qualified institutional buyers, including several limited partners in A-A Mortgage.

        In November 2019, pursuant to the terms of the Ginnie Mae MSR Facility, the Company, through the Trust, issued a new series of term notes, Series 2019-GT1 Term Notes, to certain qualified institutional buyers, including several limited partners in A-A Mortgage. The Series 2019-GT1 Term Notes consist of $192.9 million of Class A Term Notes, bearing interest at a per annum rate of 4.18%, and $32.1 million of Class B Term Notes, bearing interest at a per annum rate of 4.68%. Each Class of the Series 2019-GT1 Term Notes matures on November 25, 2024 unless extended by the Company pursuant to an optional extension to November 25, 2026. Proceeds from the issuance of the Series 2019-GT1 Term Notes were used to redeem all of the Series 2018-GT1 Term Notes. As of June 30, 2020, the fair value of MSRs pledged to secure the VFN and the Series 2019-GT1 Term Notes totaled $349.7 million.

Revolving Credit Agreements

        As of June 30, 2020, the outstanding balance of the revolving credit agreements (excluding unamortized debt issuance costs) and the fair value of MSRs pledged to secure them totaled $80.0 million and $165.1 million, respectively. As of December 31, 2019, the outstanding balance of the revolving credit agreements (excluding unamortized debt issuance costs) and the fair value of MSRs pledged to secure them totaled $96.5 million and $205.4 million, respectively.

Other Borrowings

        In connection with the Ginnie Mae MSR Facility, the Company entered into a repurchase agreement (the "VFN Repurchase Agreement") with a financial institution, pursuant to which the Company sold the VFN with an agreement to repurchase it at a later date. The Company and the financial institution are also counterparties under a repurchase agreement used for warehouse borrowings. The VFN Repurchase Agreement has a term of one year and provides for a maximum loan amount of $150.0 million. The maximum borrowings under the respective warehouse borrowing facility and the VFN Repurchase Agreement combined are $750.0 million. The outstanding balance of the VFN Repurchase Agreement (excluding unamortized debt issuance costs) totaled $10.0 million as of June 30, 2020 and December 31, 2019, and is included in Other borrowings in the consolidated balance sheet.

        In March 2020, the Company entered into a loan agreement pursuant to which the lender agreed to make revolving loans in an amount not to exceed $10.0 million. The proceeds of the loans are to be used solely for working capital in the Company's ordinary course of business. The loan agreement matures on March 6, 2021 and bears interest at a per annum rate of interest equal to the greater of the prime rate or an alternate base rate, as defined in the loan agreement. As of June 30, 2020, the loan had been fully repaid.

        Proceeds from transfers of loans that did not qualify as sales totaled $6.0 million at December 31, 2019. The Company did not have proceeds from transfers of loans that did not qualify as loan sales as of June 30, 2020. These transfers are accounted for as secured borrowings and included in Other borrowings in the consolidated balance sheet.

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Unaudited) (Continued)

NOTE 8. LIABILITY FOR LOSSES UNDER REPRESENTATIONS AND WARRANTIES

        The activity in the Company's liability for losses under representations and warranties is summarized below:

	Six months ended June 30,
	2020	2019
	(Amounts in thousands)
Balance, beginning of the period	$6,588	$7,407
Provision for repurchase losses	5,474	2,991
Change in estimate of liability for losses under representations and warranties	3,417	(3,654)
Repurchase losses	(1,172)	(771)

Balance, end of the period	$14,307	$5,973

        The UPB of loans subject to losses under representations and warranties totaled $89.2 billion and $71.4 billion as of June 30, 2020 and 2019, respectively.

NOTE 9. NET GAINS ON LOANS HELD FOR SALE

        The following is a summary of net gains on loans held for sale included in income:

	Six months ended June 30,
	2020	2019
	(Amounts in thousands)
Net proceeds from sale of loans(1)	$45,712	$(160,798)
Mortgage servicing rights capitalized upon sale of loans	339,225	279,366
Provision for and change in estimate of liability for losses under representations and warranties	(8,891)	663
Change in fair value of loans held for sale	7,341	10,004
Change in fair value of derivatives:
Unrealized gain on derivatives	55,243	11,494
Realized loss on derivatives	(99,603)	(56,232)

	(44,360)	(44,738)

Net gains on loans held for sale	$339,027	$84,497

(1)
Represents excess of loan basis over cash proceeds received upon settlement.

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Unaudited) (Continued)

NOTE 10. NET LOAN SERVICING REVENUE

        The following is a summary of net loan servicing revenue included in income:

	Six months ended June 30,
	2020	2019
	(Amounts in thousands)
Loan servicing fees:
Base fees	$131,264	$100,948
Ancillary income	5,751	4,443

	137,015	105,391

Change in fair value of mortgage servicing rights	(328,652)	(106,547)
Realization of expected cash flows of mortgage servicing rights	(125,731)	(75,049)

	(454,383)	(181,596)

Loss on sale of mortgage servicing rights	(938)	(1,332)
Change in fair value of derivatives:
Unrealized (loss) gain on derivatives	19,916	(34)
Realized gain on derivatives	338,248	151,709

	358,164	151,675

Net loan servicing revenue	$39,858	$74,138

NOTE 11. OTHER INCOME

        The following is a summary of other income:

	Six months ended June 30,
	2020	2019
	(Amounts in thousands)
Early payoff fees	$8,455	$8,935
Early payment default fees	2,326	2,073
Incentive fees from warehouse lenders(1)	—	11,893
Other	2,090	1,828

Other income	$12,871	$24,729

(1)
Represents lender incentive fees earned for financing loans that satisfied certain customer credit relief characteristics pursuant to a lender incentive program that was completed in 2019.

NOTE 12. RELATED PARTY TRANSACTIONS

        The Company sold loans to several limited partners in A-A Mortgage totaling $169.4 million in UPB during the six months ended June 30, 2020. In connection with these loan sales, the Company

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Unaudited) (Continued)

NOTE 12. RELATED PARTY TRANSACTIONS (Continued)

recognized gains of $1.9 million during the same period, which were included in Net gains on loans held for sale in the consolidated statement of income. The Company did not sell any loans to these limited partners during the six months ended June 30, 2019. The Company serviced loans sold to these limited partners totaling $530.9 million and $1.0 billion in UPB as of June 30, 2020 and December 31, 2019, respectively. The fair value of these MSRs totaled $2.6 million and $6.7 million as of June 30, 2020 and December 31, 2019, respectively.

        In March 2020, the Company entered into a conveyance agreement with a limited partner in A-A Mortgage, pursuant to which the limited partner conveyed to the Company certain residential mortgage loans that the Company had previously sold to the limited partner. The loans conveyed to the Company totaled approximately $515.3 million in UPB. The Company subsequently sold the loans to a third party investor and delivered the sales proceeds to the limited partner, in accordance with the terms of the conveyance agreement. In exchange for facilitating the sale to the third party investor, the limited partner paid the Company a fee of approximately $650 thousand, which included reimbursement of transaction costs incurred by the Company. The Company recorded the $650 thousand as a component of Other income in the consolidated statement of income.

        The Company sold loans to an entity administered by the special limited partner of A-A Mortgage totaling $21.3 million in UPB during the six months ended June 30, 2020. In connection with these loan sales, the Company recognized gains of $270 thousand during the same period, which were included in Net gains on loans held for sale in the consolidated statement of income. The Company did not sell any loans to this entity during the six months ended June 30, 2019. The Company serviced loans sold to this entity totaling $49.7 million and $34.9 million in UPB as of June 30, 2020 and December 31, 2019, respectively. The fair value of these MSRs totaled $263 thousand and $277 thousand as of June 30, 2020 and December 31, 2019, respectively.

        The Company pays a monitoring fee to the special limited partner of A-A Mortgage for professional services rendered. The fee is calculated and payable quarterly in arrears at an annual rate of 1.5% and is based on the Company's ending equity as of each calendar quarter end, measured in accordance with GAAP. The Company recognized monitoring fees expense of $8.0 million and $5.9 million for the six months ended June 30, 2020 and 2019, respectively. The Company reported payables related to these monitoring fees totaling $4.4 million and $3.1 million as of June 30, 2020 and 2019, respectively.

        In August 2018, the Company, through the Trust, issued the Series 2018-GT1 Term Notes to certain qualified institutional buyers, including certain limited partners in A-A Mortgage. As of December 31, 2018, the outstanding balance of the Series 2018-GT1 Term Notes totaled $155.0 million. In November 2019, the Company, through the Trust, issued the Series 2019-GT1 Term Notes, including $175.0 million to certain limited partners in A-A Mortgage and an entity administered by a subsidiary of the parent of the special limited partner of A-A Mortgage. As of June 30, 2020, the outstanding balance of the Series 2019-GT1 Term Notes issued to such related parties totaled $175.0 million.

NOTE 13. SEGMENT INFORMATION

        The Company operates in three segments: Correspondent, Consumer Direct, and Servicing. These segments were identified based on how the chief operating decision maker evaluates and assesses the Company's operating results.

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Unaudited) (Continued)

NOTE 13. SEGMENT INFORMATION (Continued)

        The Correspondent lending segment generates revenues by performing loan acquisition and sale activities. The Consumer Direct lending segment generates revenues by performing loan origination and sale activities. These segments also earn interest income on loans held pending sale or securitization. Direct operating expenses incurred in connection with these activities are included in these segments. Corporate overhead expenses are included in the Correspondent segment.

        The Servicing segment generates revenues by performing loan servicing activities. Servicing segment revenues are also derived from the execution and management of early buyout transactions, including gains recognized upon subsequent sales.

        The following is a summary of financial information by segment:

	Six months ended June 30, 2020
	Correspondent	Consumer Direct	Servicing	Total
	(Amounts in thousands)
Revenues
Net gains on loans held for sale	$255,031	$70,886	$13,110	$339,027
Net loan servicing revenue	—	—	39,858	39,858
Loan acquisition and origination fees	39,924	740	—	40,664
Other income	1,916	—	10,955	12,871
Net interest income (expense)
Interest income	29,872	1,670	7,350	38,892
Interest expense	(19,318)	(1,023)	(8,936)	(29,277)

Net interest income (expense)	10,554	647	(1,586)	9,615

Total net revenues	307,425	72,273	62,337	442,035
Expenses	98,686	24,804	43,550	167,040

Net income	$208,739	$47,469	$18,787	$274,995

Segment assets at period end	$1,518,745	$249,659	$2,305,345	$4,073,749

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Unaudited) (Continued)

NOTE 13. SEGMENT INFORMATION (Continued)

	Six months ended June 30, 2019
	Correspondent	Consumer Direct	Servicing	Total
	(Amounts in thousands)
Revenues
Net gains on loans held for sale	$65,909	$17,424	$1,163	$84,496
Net loan servicing revenue	—	—	74,138	74,138
Loan acquisition and origination fees	30,509	729	—	31,238
Other income	13,669	—	11,061	24,730
Net interest income (expense)
Interest income	26,819	770	2,422	30,011
Interest expense	(22,025)	(635)	(3,644)	(26,304)

Net interest income (expense)	4,794	135	(1,222)	3,707

Total net revenues	114,881	18,288	85,140	218,309
Expenses	71,280	12,831	31,544	115,655

Net income	$43,601	$5,457	$53,596	$102,654

Segment assets at period end	$2,073,240	$63,548	$1,263,850	$3,400,638

NOTE 14. COMMITMENTS AND CONTINGENCIES

Leases

        The Company leases office space at multiple locations under noncancelable agreements through August 2026. The Company recognized rent expense of $1.5 million for each of the six months ended June 30, 2020 and 2019. Rent expense is included in Occupancy expense in the consolidated statement of income.

        Future minimum rental payments under the lease agreements in the aggregate and for the following five years are as follows:

Twelve months ending June 30,	Future minimum lease payments
(Amounts in thousands)
2021	$4,165
2022	4,589
2023	4,563
2024	3,033
2025	2,669
Thereafter	3,479

$22,498

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Unaudited) (Continued)

NOTE 14. COMMITMENTS AND CONTINGENCIES (Continued)

Litigation

        In the ordinary course of business, the Company may be subject to litigation. Management does not believe that any potential, threatened or pending litigation to which it is a party will have a material adverse effect on the Company's liquidity, financial condition or results of operations.

Risks and Uncertainties

        In the ordinary course of business, companies in the mortgage banking industry encounter certain economic and regulatory risks. Economic risks include interest rate risk, credit risk and market risk. For additional information about the Company's exposure to economic and regulatory risks, refer to the discussion of risks and uncertainties under Note 15. Commitments and Contingencies in the Company's audited consolidated financial statements as of and for the year ended December 31, 2019.

NOTE 15. CAPITAL REQUIREMENTS

        The Company is required to maintain specified levels of capital to remain in good standing with the Agencies. These capital requirements generally are tied to the UPB of loans included in the Company's servicing portfolio or loan production volume during the period.

        The Agencies' capital requirements are summarized below:

	June 30, 2020		December 31, 2019
Agency	Adjusted net worth(1)	Required net worth	Adjusted net worth(1)	Required net worth
	(Amounts in thousands)
Fannie Mae and Freddie Mac	$1,166,298	$217,698	$889,679	$191,913
Ginnie Mae	$1,166,298	$141,571	$889,679	$141,976
HUD	$1,166,298	$2,500	$889,679	$2,500

(1)
Calculated in compliance with the respective Agency's requirements.

        Noncompliance with an Agency's capital requirements can result in the respective Agency taking various remedial actions up to, and including, removing the Company's ability to sell loans to and service loans on behalf of the respective Agency. The Company had capital in excess of the Agencies' requirements at June 30, 2020 and December 31, 2019.

NOTE 16. SUBSEQUENT EVENTS

        The Company has evaluated all events and transactions through September 14, 2020, which is the date the Company issued the consolidated financial statements and noted the following:

  •
  On August 21, 2020, the Company entered into a loan and security agreement pursuant to which the lender agreed to make revolving loans supported by (i) certain pledged MSRs in an amount not to exceed $300.0 million and (ii) certain pledged servicing advances in an amount not to exceed $100.0 million. The proceeds of the loans are to be used solely for working capital in the Company's ordinary course of mortgage operations. The loan and security agreement matures on August 21, 2022.

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers of Aris Mortgage Holding Company, LLC

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheet of Aris Mortgage Holding Company, LLC (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income, changes in member's equity and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2018.
Los Angeles, CA
March 16, 2020

Aris Mortgage Holding Company, LLC
Index to Consolidated Financial Statements

Aris Mortgage Holding Company, LLC

Consolidated Balance Sheet

	December 31,
	2019	2018
	(Amounts in thousands)
Assets
Cash	$93,581	$70,111
Restricted cash	9,375	10,000
Loans held for sale (includes $2,347,930 and $1,618,074 at fair value)	2,648,609	1,714,066
Mortgage servicing rights	893,193	754,940
Derivative assets, net	21,128	13,095
Servicing advances, net	50,326	31,040
Accounts receivable (includes valuation allowance of $698 and $1,173)	33,459	68,320
Fixed assets and software, net	14,518	17,589
Loans eligible for repurchase	382,703	139,889
Other assets	64,341	50,041

Total assets	$4,211,233	$2,869,091

Liabilities and member's equity
Warehouse borrowings	$2,453,152	$1,562,836
Notes payable	387,627	283,899
Other borrowings	15,963	23,860
Derivative liabilities, net	11,256	10,449
Liability for losses under representations and warranties	6,588	7,407
Liability for loans eligible for repurchase	382,703	139,889
Accounts payable and accrued expenses	64,210	53,727

Total liabilities	3,321,499	2,082,067

Commitments and contingencies (Note 15)
Member's equity	889,734	787,024

Total liabilities and member's equity	$4,211,233	$2,869,091

The accompanying notes are an integral part of these consolidated financial statements.

Aris Mortgage Holding Company, LLC

Consolidated Statement of Income

	Year ended December 31,
	2019	2018
	(Amounts in thousands)
Revenues
Net gains on loans held for sale	$229,239	$82,376
Net loan servicing revenue	71,052	129,453
Loan acquisition and origination fees	71,783	60,159
Other income	37,546	53,804

Net interest income (expense)
Interest income	70,090	60,689
Interest expense	(61,000)	(61,034)

Net interest income (expense)	9,090	(345)

Total net revenues	418,710	325,447
Expenses
Compensation	108,208	94,191
Loan servicing	60,103	58,748
Loan acquisition and origination	27,971	24,097
Technology	8,714	8,876
Occupancy	3,255	2,875
Other expenses	35,934	31,690

Total expenses	244,185	220,477

Net income	$174,525	$104,970

The accompanying notes are an integral part of these consolidated financial statements.

Aris Mortgage Holding Company, LLC

Consolidated Statement of Changes in Member's Equity

	Year ended December 31,
	2019	2018
	(Amounts in thousands)
Balance, beginning of the year	$787,024	$681,406
Equity-based compensation	185	648
Distributions	(72,000)	—
Net income	174,525	104,970

Balance, end of the year	$889,734	$787,024

The accompanying notes are an integral part of these consolidated financial statements.

Aris Mortgage Holding Company, LLC

Consolidated Statement of Cash Flows

	Year ended December 31,
	2019	2018
	(Amounts in thousands)
Cash flows from operating activities
Net income	$174,525	$104,970
Adjustments to reconcile net income to net cash used in operating activities:
Mortgage servicing rights capitalized upon sale of loans	(653,645)	(469,536)
Change in fair value and impairment of loans held for sale	(8,264)	(9,236)
Change in fair value of mortgage servicing rights	319,634	36,671
Loss on sale and interest income on certain securitization transactions	1,132	1,301
Change in liability for losses under representations and warranties	667	2,464
Change in fair value of derivatives	(23,283)	19,034
Equity-based compensation	185	648
Amortization of debt issuance costs	945	1,436
Depreciation and amortization	5,431	5,053
Loss on sale of mortgage servicing rights	2,539	4,847
Purchases and originations of loans	(46,189,369)	(38,686,066)
Early buyouts of loans from Ginnie Mae securities	(437,720)	(199,131)
Proceeds from sales and payments from loans held for sale	45,338,714	38,141,324
Net settlement of options contracts	1,362	(521)
Change in counterparty margin	14,695	(13,879)
Net changes in:
Servicing advances	(22,116)	(5,965)
Accounts receivable	45,713	(25,550)
Other assets	9,615	5,613
Accounts payable and accrued expenses	7,816	12,011

Net cash used in operating activities	(1,411,424)	(1,074,512)

Cash flows from investing activities
Purchases of fixed assets and software	(2,336)	(13,912)
Proceeds from sales of mortgage servicing rights	189,885	300,204

Net cash provided by investing activities	187,549	286,292

Cash flows from financing activities
Proceeds from warehouse borrowings	48,918,938	41,230,134
Repayment of warehouse borrowings	(48,028,733)	(40,826,241)
Proceeds from notes payable	614,881	878,170
Repayment of notes payable	(509,679)	(691,968)
Proceeds from other borrowings	350,635	329,269
Repayment of other borrowings	(25,000)	(47,956)
Proceeds from borrowings from related parties	—	201,000
Repayment of borrowings from related parties	—	(264,589)
Payment of debt issuance costs	(2,322)	(3,006)
Distributions	(72,000)	—

Net cash provided by financing activities	1,246,720	804,813

Net increase in cash and restricted cash	22,845	16,593
Cash and restricted cash, beginning of the year	80,111	63,518

Cash and restricted cash, end of the year	$102,956	$80,111

At year end:
Cash	$93,581	$70,111
Restricted cash	9,375	10,000

	$102,956	$80,111

Supplemental cash flow information
Cash paid for interest	$60,496	$59,395
Non-cash financing activities:
Transfers of mortgage-backed securities in settlement of secured borrowings	$334,449	$278,055
Payments from loans held for sale in partial settlement of secured borrowings	$204	$210

The accompanying notes are an integral part of these consolidated financial statements.

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements

NOTE 1. ORGANIZATION AND BUSINESS

        Aris Mortgage Holding Company, LLC ("Aris") is a wholly-owned subsidiary of A-A Mortgage Opportunities, L.P. ("A-A Mortgage"). Aris acquired its principal subsidiary, AmeriHome Mortgage Company, LLC ("AmeriHome") in 2014. The term "the Company" as used herein may refer to Aris individually, Aris and its subsidiaries, or certain of Aris' subsidiaries or affiliates.

        The Company's ongoing central operations include purchasing residential mortgage loans from third-party originators, originating residential mortgage loans directly to consumers, and pooling and selling these loans in the secondary market. The Company generally retains the servicing rights to the loans it sells and subcontracts the servicing to third-party subservicers.

        The Company is an approved seller/servicer for the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"), each of which is a government-sponsored enterprise ("GSE"). The Company is also an approved issuer of securities guaranteed by the Government National Mortgage Association ("Ginnie Mae"), a lender for the Federal Housing Administration ("FHA"), a part of the U.S. Department of Housing and Urban Development ("HUD"), and a lender/servicer for the U.S. Department of Veterans Affairs ("VA") and the U.S. Department of Agriculture ("USDA"). Each of Fannie Mae, Freddie Mac, Ginnie Mae, FHA, HUD, VA and USDA are herein referred to as an "Agency" and collectively as the "Agencies." The Company is licensed to originate loans in 46 states and the District of Columbia. The Company is able to purchase and service loans in 49 states and the District of Columbia, either because it is properly licensed in such jurisdictions or exempt or otherwise not required to be licensed in such jurisdictions.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), as codified in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

        The accompanying consolidated financial statements include the accounts of Aris and other entities in which Aris has a controlling financial interest, including AmeriHome, Aris Mortgage Company, LLC, and Aris Mortgage Intermediate Holding Company, LLC. Upon Aris' acquisition of AmeriHome in 2014, Aris Mortgage Company, LLC suspended its primary operations and transferred all of its employees to AmeriHome. Aris Mortgage Intermediate Holding Company, LLC functions as a holding company with an ownership interest in AmeriHome.

        The accompanying consolidated financial statements also include the assets and liabilities of AHMC Holding I LLC and AmeriHome GMSR Issuer Trust (the "Trust"), each a variable interest entity ("VIE") of which AmeriHome is the primary beneficiary. AmeriHome is deemed to be the primary beneficiary of the VIEs because it has both the power to direct the activities that most significantly impact the VIEs and holds variable interests that could potentially be significant to the VIEs. Intercompany accounts and transactions have been eliminated.

Use of Estimates

        In accordance with GAAP, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions include, but are not limited to, those related to the valuation of loans held for sale

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

("LHFS"), mortgage servicing rights ("MSRs"), and interest rate lock commitments ("IRLCs"), and the estimation of assets and liabilities associated with loan repurchases and related indemnifications. These estimates and assumptions are based on the best available information, however, actual results could differ from those estimates.

Fair Value Measurements

        The Company categorizes assets and liabilities at fair value based on a hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. Fair value measurements are based on quoted market prices, when available, or, when not available, on industry standard models that use market-based inputs or independently-sourced parameters, including, but not limited to, yield curves, interest rates, volatilities and credit curves. In addition to market information, these models incorporate transaction details, such as the maturity of the instruments. Valuation adjustments may be made to ensure that financial instruments are reported at fair value.

Cash and Restricted Cash

        Cash consists of cash balances held at depository institutions. Cash balances that have restrictions as to the Company's ability to withdraw funds are considered restricted cash. Restricted cash represents deposits that serve as collateral for certain warehouse borrowing agreements.

Loans Held for Sale

        The Company reports LHFS at either fair value or the lower of cost or fair value. The Company has elected to report LHFS purchased from third-party originators or originated directly to consumers at fair value to more timely reflect the Company's performance. Fair value changes in these loans are reported in current period income as a component of Net gains on loans held for sale. The Company reports LHFS repurchased from investors at the lower of cost or fair value. For LHFS reported at the lower of cost or fair value, the amount by which cost exceeds fair value is accounted for as a valuation allowance. Changes in the valuation allowance are included in Net gains on loans held for sale in the consolidated statement of income. Gains or losses on the transfer of LHFS are included in Net gains on loans held for sale in the consolidated statement of income.

        The Company recognizes a transfer of loans as a sale when it surrenders control over the transferred loans. Control is considered to be surrendered when the transferred loans have been legally isolated from the Company, the transferee has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred loans, and the Company does not maintain effective control over the transferred loans through either an agreement that entitles and obligates the Company to repurchase or redeem the loans before their maturity or the ability to unilaterally cause the holder to return specific loans. If the transfer of loans qualifies as a sale, the Company derecognizes such loans and records the gain or loss on the transfer date. If the transfer of loans does not qualify as a sale, the transfer is treated as a secured borrowing.

        Interest income on LHFS is recognized from acquisition date to settlement date and is presented separately from the changes in fair value of LHFS. Recognition of interest income is suspended and the accrued unpaid interest receivable is reversed against interest income when loans become 90 days

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

delinquent or when recovery of income and principal becomes doubtful. Loans return to accrual status when the principal and interest become current and it is probable that the amounts are fully collectible.

Mortgage Servicing Rights

        When the Company sells loans in the secondary market, it typically retains the right to service the loans. At the time of sale, a servicing right asset is capitalized when the benefits of servicing are deemed to be greater than adequate compensation for performing the servicing activities. MSRs represent the then current fair value of future net cash flows expected to be realized for performing servicing activities. The Company has elected to subsequently measure MSRs at fair value and report changes in fair value in current period income as a component of Net loan servicing revenue.

        The Company derecognizes MSRs when substantially all of the risks and rewards of ownership are irrevocably passed to the transferee and any protection provisions retained by the Company are minor and can be reasonably estimated. Protection provisions are considered to be minor if the obligation under such provisions is estimated to be no more than 10 percent of the sales price and the Company retains the risk of prepayment for no more than 120 days. The Company derecognizes MSRs on the date on which title passes and recognizes a gain or loss in current period income equal to the difference between the carrying value of the transferred MSRs and the value of the assets received as consideration. The Company records a liability for retained protection provisions that can be reasonably estimated. Gains or losses on sales of MSRs, net of retained protection provisions, are included in Net loan servicing revenue in the consolidated statement of income.

Derivative Financial Instruments

        The Company records derivative financial instruments at fair value as either assets or liabilities in the consolidated balance sheet. The Company enters into commitments with third-party originators to purchase loans at a future date. Additionally, the Company may enter into commitments that relate to the origination of loans. These loan commitments, described as IRLCs, are accounted for as derivative financial instruments. The fair value of IRLCs is determined based on secondary market prices for the underlying loans and estimated servicing value with similar coupons, maturities and credit quality, adjusted for the anticipated loan funding probability ("pull-through rate"). The fair value of IRLCs is subject to change primarily due to changes in interest rates and the estimated pull-through rate. The Company economically hedges the changes in fair value associated with changes in interest rates generally by utilizing forward sale commitments and interest rate futures. The hedging instruments are typically entered into at the time the IRLCs are made and are accounted for as derivative financial instruments. The Company uses loans that have been or will be purchased or originated to satisfy its forward sale commitments.

        Additionally, the Company enters into other derivative financial instruments to economically hedge its MSR portfolio. The fair value of these hedging instruments is subject to change primarily due to changes in interest rates. The fair value of the Company's derivative financial instruments is included in Derivative assets and Derivative liabilities in the consolidated balance sheet. Changes in fair value of derivative financial instruments hedging IRLCs and LHFS at fair value are included in Net gains on loans held for sale in the consolidated statement of income. Changes in fair value of derivative financial instruments hedging MSRs are included in Net loan servicing revenue in the consolidated statement of income.

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company has elected to net derivative asset and liability positions, and cash collateral obtained from or posted to its counterparties, when they are subject to a legally enforceable master netting arrangement.

Servicing Advances

        In accordance with its contractual loan servicing obligations, the Company is required to advance funds to or on behalf of investors when borrowers do not make payments. The Company advances property taxes and insurance premiums for borrowers who have insufficient funds in escrow accounts, plus any other costs to preserve properties. The Company may also advance funds to maintain, repair, and market foreclosed real estate properties. The Company is entitled to recover all or a portion of the advances from borrowers of reinstated and performing loans from the proceeds of liquidated properties or from the investors of charged-off loans. The Company periodically reviews servicing advances for collectibility and provides a valuation allowance for amounts estimated to be uncollectible. Servicing advances are charged-off when they are deemed to be uncollectible.

Accounts Receivable

        Accounts receivable consists primarily of holdback amounts related to MSR sales, lender incentive fees receivable related to a certain consumer credit relief lending arrangement, and short-term customer and trade receivables. Accounts receivable are presented net of an allowance for losses, which is increased by a provision for losses and reduced by charge-offs, net of recoveries. The Company records a provision for losses for all receivable balances that are more than 90 days past due or on an as-needed basis in order to maintain an allowance for losses at a level considered adequate to cover probable losses inherent in the portfolio. Provisions for losses are included as a component of Other expenses in the consolidated statement of income.

Fixed Assets and Software

        Fixed assets and software is comprised of furniture, fixtures, hardware, equipment, leasehold improvements, and computer software purchased or developed for internal use. Furniture, fixtures, hardware, equipment, and leasehold improvements are stated at historical cost less accumulated depreciation and amortization. Depreciation or amortization begins when the asset is available for its intended use and is computed using the straight line method over the estimated useful life of the asset, which ranges from 3 to 10 years. The Company capitalizes certain consulting and payroll costs related to computer software acquired or developed for internal use. Once the software is ready for its intended use, the Company amortizes the capitalized costs on a straight line basis over three years.

        The Company periodically assesses long-lived assets for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. If management identifies an indicator of impairment, it assesses recoverability by comparing the carrying amount of the asset to the sum of the undiscounted cash flows expected to result from the use and eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and is measured as the excess of carrying amount over fair value.

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Eligible for Repurchase

        The terms of the Ginnie Mae MBS program provide the Company (as servicer) with the unilateral right but not the obligation to repurchase previously transferred loans if the borrower makes no payments for three consecutive months. When loans meet Ginnie Mae's specified delinquency criteria and are eligible for repurchase, the Company regains control of the loans and accounts for them as if they had been repurchased. The Company recognizes loans eligible for repurchase at fair value and records a corresponding liability in the consolidated balance sheet. The Company subsequently carries such loans eligible for repurchase at the lower of cost or fair value, determined on an aggregate basis.

        Upon recognizing loans eligible for repurchase, the Company does not change the accounting for the MSRs related to the previously sold loans. The costs to carry the loans eligible for repurchase, including net financing costs, interest losses and other servicing expenses, are incorporated into the valuation of the associated MSRs and, therefore, reflected in Net loan servicing revenue in the consolidated statement of income.

Borrowings

        The Company has multiple borrowing facilities in the form of loan sales under repurchase agreements (warehouse borrowings), notes payable secured by MSRs, and term loans. The carrying value of these borrowings is based on the amount of cash received. Accrued interest on such borrowings is recorded separately as a component of Accounts payable and accrued expenses in the consolidated balance sheet.

        The costs of establishing the borrowing facilities are recognized as deferred charges and reported as a direct deduction from the respective borrowing and amortized to Interest expense using the straight line method over the term of the facility, which materially approximates the effective yield method.

        Proceeds from transfers of loans that do not satisfy the conditions for sale accounting are accounted for as secured borrowings.

Liability for Losses Under Representations and Warranties

        The Company sells loans in the secondary market to investors, including the GSEs, and issues MBS through the GSEs and Ginnie Mae. When the Company sells loans or issues securities, it makes specific representations and warranties to the purchasers or investors about various characteristics of each loan, such as compliance with origination and underwriting guidelines. In the event of a breach of any representations and warranties, the Company may be required to either repurchase the loans with the identified defects or indemnify the investor or insurer.

        The Company maintains a liability for losses under representations and warranties at a level sufficient to absorb estimated losses. The method used to estimate the liability for losses under representations and warranties is a function of the representations and warranties made to each investor and considers a combination of factors, including, but not limited to, estimated future defaults, loan repurchase rates, and the potential severity of loss in the event of defaults including any loss on sale or liquidation of the repurchased loan. The Company records a provision for losses relating to such representations and warranties as part of its loan sale transactions. Upon loan sale, the Company recognizes a liability for estimated losses under Liability for losses under representations and warranties in

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

the consolidated balance sheet with an offsetting entry to Net gains on loans held for sale in the consolidated statement of income.

        The Company periodically evaluates the adequacy of the liability for losses under representations and warranties. The Company adjusts the liability based on factors or events that have a material impact on the representations and warranties for loans, such as changes in actual or expected future delinquencies, investor loan audit practices, "loss given default" expectations, or investor representations and warranties relief criteria. Such adjustments, including the impact of any changes in estimates, are recorded in Net gains on loans held for sale in the consolidated statement of income.

        In the event of a breach of any representations and warranties made to purchasers or investors, the Company believes, based on historical experience, that if it acquired the loan from a third-party originator that breached similar or other representations and warranties, it will have the right to seek a recovery of related repurchase losses from that third-party originator.

Loan Servicing Fees

        The Company receives loan servicing fees and other ancillary remuneration for servicing loans. Loan servicing fees are based on a contractual percentage of the outstanding principal balance and recognized as revenue when earned, net of guarantee fees paid by the Company to the GSEs and Ginnie Mae. Loan servicing fees are earned only when interest is collected from borrowers. Late charges and other miscellaneous fees are also recognized as revenue upon collection of payments from the borrowers.

Loan Acquisition and Origination Fees

        Loan acquisition and origination fees consist of fees earned by the Company for purchasing and originating loans. The fees generally represent flat, per-loan fee amounts and are recognized at the time the loans are purchased or originated.

Other Income

        Other income consists of income that is dissimilar in nature to revenues the Company earns from its ongoing central operations. Other income includes lender incentive fees earned under a certain consumer credit relief lending arrangement and early payoff ("EPO") and early payment default ("EPD") fees from third-party originators.

Equity-Based Compensation

        In 2015, the Company issued a profits units plan that provides for grants of non-voting equity interests to certain employees of AmeriHome. These equity-based awards consist of time-based units and performance-based units. The Company determines the cost of the awards based on the grant date fair value of the awards. The cost related to time-based units is amortized using the straight line method over the applicable time vesting periods. The cost related to performance-based units is amortized using the straight line method over the forecasted performance period. The Company has elected to recognize forfeitures as they occur.

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

        The Company is a wholly-owned limited liability company and is treated as a partnership for federal and state income purposes. The income and deductions of the Company are reported on its member's return. The Company has not recorded a liability for federal or state income taxes as such taxes, if any, are the responsibility of its members. However, the Company is subject to certain state franchise taxes. The accrued franchise tax is included in Accounts payable and accrued expenses and is not material to the consolidated balance sheet.

        The Company recognizes assets or liabilities for uncertain tax positions by recognizing the financial statement effects of a tax position only when it is more likely than not that the position will be sustained upon examination.

        There were no uncertain tax positions recognized by the Company as of December 31, 2019 and 2018. This is not expected to change significantly during the next twelve months. Tax year 2015 is the earliest tax year open to examination by the major tax jurisdictions to which the Company is subject. There were no tax years under examination by the major tax jurisdictions as of December 31, 2019 and 2018.

Custodial Accounts

        The Company has a fiduciary responsibility for servicing accounts related to borrower escrow funds and custodial funds due to investors. These funds are maintained in segregated bank accounts for the benefit of the investors. These accounts are not recorded in the consolidated balance sheet.

Recent Accounting Developments

Newly Adopted Accounting Standards

        In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 became effective January 1, 2019 for the Company. As the Company's revenues are not in the scope of ASU 2014-09, the new revenue recognition guidance did not impact the timing and measurement of the Company's revenues. As a result, the Company did not retrospectively adjust any prior period results due to the standard becoming effective.

        In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), which requires a statement of cash flows to report the change during the reporting period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash or restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. Accordingly, the Company retrospectively changed the presentation of its consolidated statements of cash flows to conform to the requirements of ASU 2016-18.

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards Not Yet Adopted

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and supersedes previous leasing standards. ASU 2016-02 requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether the lease is effectively a financed purchase of the leased asset by the lessee. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. In November 2019, the FASB deferred the effective date of the new leases standard for entities that are not public business entities. As such, the amendments in ASU 2016-02 will be effective for the Company's fiscal years beginning after December 15, 2020 and interim periods in the following fiscal year. The Company will adopt ASU 2016-02 effective January 1, 2021 using a modified retrospective transition approach. The Company is assessing the impact that the adoption of ASU 2016-02 will have to its consolidated financial statements.

        In June 2016, the FASB issued ASU 2016-13, Financial Instruments Credit Losses (Topic 326), which introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. ASU 2016-13 will apply to: (1) loans, accounts receivable, trade receivables and other financial assets measured at amortized cost, (2) loan commitments and certain other off-balance sheet credit exposures, (3) debt securities and other financial assets measured at fair value through other comprehensive income, and (4) beneficial interests in securitized financial assets. In November 2019, the FASB deferred the effective date of the new credit losses standard for entities that are not public business entities. As such, the amendments in ASU 2016-13 will be effective for the Company's fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The Company is assessing the impact that the adoption of ASU 2016-13 will have to its consolidated financial statements.

NOTE 3. FAIR VALUE MEASUREMENTS

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal market at the measurement date under current market conditions regardless of whether that price is directly observable or estimated using another valuation technique.

        Applicable accounting guidance specifies a hierarchy of valuation techniques based on whether the inputs to those techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The hierarchy is broken down into three general levels:

        Level 1 inputs—Quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date.

        Level 2 inputs—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Observable inputs are inputs that other market participants would use in pricing an asset or liability and are developed based on market data obtained from sources independent of the Company.

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 3. FAIR VALUE MEASUREMENTS (Continued)

        Level 3 inputs—Unobservable inputs, reflecting the Company's assumptions about the factors market participants would use in pricing an asset or liability based on the best information available at the measurement date, are used when quoted prices or observable inputs are unavailable.

        The following is a summary of the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	(Amounts in thousands)
Assets
Loans held for sale	$—	$2,302,503	$45,427	$2,347,930
Mortgage servicing rights	—	—	893,193	893,193
Interest rate lock commitments(1)	—	—	19,273	19,273
Other derivative assets	—	1,855	—	1,855

	$—	$2,304,358	$957,893	$3,262,251

Liabilities
Interest rate lock commitments(1)	$—	$—	$261	$261
Other derivative liabilities	—	10,995	—	10,995

	$—	$10,995	$261	$11,256

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	(Amounts in thousands)
Assets
Loans held for sale	$—	$1,590,282	$27,792	$1,618,074

Mortgage servicing rights	—	—	754,940	754,940

Interest rate lock commitments(1)	—	—	6,544	6,544

Other derivative assets	—	6,551	—	6,551

	$—	$1,596,833	$789,276	$2,386,109

Liabilities
Interest rate lock commitments(1)	$—	$—	$454	$454

Other derivative liabilities	—	9,995	—	9,995

	$—	$9,995	$454	$10,449

(1)
For the purpose of the tables above, interest rate lock commitment asset and liability positions are shown separately from other derivative assets and liabilities.

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 3. FAIR VALUE MEASUREMENTS (Continued)

        The activity related to assets and liabilities measured at fair value on a recurring basis using unobservable inputs (Level 3 assets and liabilities) is summarized below:

	Year ended December 31, 2019
	Loans held for sale	Mortgage servicing rights	Net interest rate lock commitments(1)
	(Amounts in thousands)
Balance, beginning of the year	$27,792	$754,940	$6,090
Purchases	80,034
Sales and payments	(64,565)	(195,758)
Mortgage servicing rights capitalized upon sale of loans		653,645
Interest rate lock commitments issued, net			13,887,829
Transfers from Level 2 to Level 3	3,707
Transfers from Level 3 to Level 2:
Change in salability of loans held for sale	(952)
Settlement of interest rate lock commitments upon acquisition or origination of loans held for sale			(13,880,001)
Change in fair value	(589)	(139,872)	5,094
Realization of expected cash flows		(179,762)

Balance, end of the year	$45,427	$893,193	$19,012

Unrealized gains (losses) included in income related to assets held at year end	$196	$(113,864)	$19,012

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 3. FAIR VALUE MEASUREMENTS (Continued)

	Year ended December 31, 2018
	Loans held for sale	Mortgage servicing rights	Net interest rate lock commitments(1)
	(Amounts in thousands)
Balance, beginning of the year	$2,318	$647,127	$6,612
Purchases	200,771
Sales and payments	(176,467)	(325,052)
Mortgage servicing rights capitalized upon sale of loans		469,536
Interest rate lock commitments issued, net			12,371,295
Transfers from Level 2 to Level 3	2,152
Transfers from Level 3 to Level 2:
Change in salability of loans held for sale	(1,374)
Settlement of interest rate lock commitments upon acquisition or origination of loans held for sale			(12,370,277)
Change in fair value	392	75,312	(1,540)
Realization of expected cash flows		(111,983)

Balance, end of the year	$27,792	$754,940	$6,090

Unrealized gains included in income related to assets held at year end	$422	$14,325	$6,090

(1)
For the purpose of the tables above, interest rate lock commitment asset and liability positions are shown net.

        The following is a summary of the difference between the aggregate fair value and the aggregate unpaid principal balance ("UPB") of LHFS for which the fair value option has been elected:

	December 31, 2019
	Fair value	Unpaid principal balance	Difference
	(Amounts in thousands)
Loans held for sale:
Current through 89 days delinquent	$2,347,471	$2,240,135	$107,336
90 days or more delinquent	459	473	(14)

	$2,347,930	$2,240,608	$107,322

	December 31, 2018
	Fair value	Unpaid principal balance	Difference
	(Amounts in thousands)
Loans held for sale:
Current through 89 days delinquent	$1,617,274	$1,543,001	$74,273
90 days or more delinquent	800	828	(28)

	$1,618,074	$1,543,829	$74,245

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 3. FAIR VALUE MEASUREMENTS (Continued)

Valuation Techniques and Unobservable Inputs

        The following is a description of the valuation techniques used to measure assets and liabilities reported at fair value on a recurring basis:

Loans Held for Sale

        The majority of LHFS reported at fair value are saleable into active markets and are, therefore, measured based on valuation techniques using Level 2 inputs, such as their quoted market or contracted selling price or market price equivalent. These loans include government-insured or guaranteed and Agency-conforming LHFS. Non-Agency LHFS are measured based on valuation techniques using Level 3 inputs.

        Certain of these LHFS may become non-saleable into active markets due to the identification of a defect. The Company measures such non-saleable loans based on valuation techniques using Level 3 inputs.

Mortgage Servicing Rights

        MSRs are measured based on valuation techniques using Level 3 inputs. The Company uses a discounted cash flow model that incorporates assumptions that market participants would use in estimating the fair value of servicing rights, including, but not limited to, prepayment speeds, discount rate, and cost to service.

Derivative Financial Instruments

        IRLCs are measured based on valuation techniques using Level 3 inputs, such as loan type, underlying loan amount, note rate, loan program and expected settlement date. These measurements are adjusted at loan level to consider the servicing release premium and loan pricing adjustments specific to each loan. The base value is then adjusted for the anticipated pull-through rate. The pull-through rate and servicing fee multiple are unobservable inputs based on historical experience.

        The Company's hedging instruments consist of forward purchase and sales contracts, Treasury futures and options, Eurodollar futures, and swap futures. These hedging instruments are measured based on valuation techniques using Level 2 inputs. Forward purchase and sales contracts are measured based on their quoted market or contracted selling price or market price equivalent. Treasury futures and options, Eurodollar futures, and swap futures are measured based on exchange-provided daily settlement quotes.

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 3. FAIR VALUE MEASUREMENTS (Continued)

        The following is a summary of the key unobservable inputs used in the valuation of Level 3 assets and liabilities:

		December 31, 2019
Asset/liability	Key inputs	Range	Weighted average
Mortgage servicing rights	Option adjusted spread (in basis points)	121 - 453	228
	Conditional prepayment rate(1)	11.2% - 23.9%	18.0%
	Servicing fee rate (in basis points)	25.0 - 56.5	34.2
	Cost to service	$81 - $87	$84
Loans held for sale	Whole loan spread to TBA price (in basis points)	(2.40) - (0.18)	(1.40)
Interest rate lock commitments	Servicing fee multiple	3.0 - 5.3	4.1
	pull-through rate	50% - 100%	83%

		December 31, 2018
Asset/liability	Key inputs	Range	Weighted average
Mortgage servicing rights	Option adjusted spread (in basis points)	226 - 354	332
	Conditional prepayment rate(1)	9.5% - 18.6%	14.3%
	Servicing fee rate (in basis points)	20.0 - 56.5	30.0
	Cost to service	$95 - $101	$98
Loans held for sale	Whole loan spread to TBA price (in basis points)	(0.93) - (0.58)	(0.79)
Interest rate lock commitments	Servicing fee multiple	1.9 - 5.1	3.7
	pull-through rate	76% - 100%	95%

(1)
Lifetime total prepayment speed annualized.

NOTE 4. LOANS HELD FOR SALE

        The following is a summary of loans held for sale by type:

	December 31,
	2019	2018
	(Amounts in thousands)
Government-insured or guaranteed	$1,671,166	$821,574
Agency-conforming	935,278	865,517
Non-Agency	42,165	26,975

	$2,648,609	$1,714,066

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 5. MORTGAGE SERVICING RIGHTS

        The Company generally retains MSRs from loan sales and measures them at fair value. The Company receives loan servicing fees, net of subservicing costs, based on the UPB of the underlying loans. Loan servicing fees are collected from payments made by borrowers. The Company may receive other remuneration from rights to various borrower-contracted fees, such as late charges, collateral reconveyance charges, and non-sufficient funds fees. The Company is generally entitled to retain the interest earned on funds held pending remittance related to its collection of borrower principal, interest, tax and insurance payments.

        The following is a summary of the UPB of loans included in the Company's MSR portfolio by investor:

	December 31,
	2019	2018
	(Dollars in thousands)
Fannie Mae and Freddie Mac	$37,378,402	$37,617,887
Ginnie Mae	36,544,549	25,487,545
Private investors	1,842,270	1,407,963

	$75,765,221	$64,513,395

Weighted average interest rate	4.39%	4.39%
Custodial funds managed by subservicers(1)	$1,181,742	$615,843

(1)
Borrower and investor custodial cash accounts relate to loans serviced under servicing agreements and are not recorded in the consolidated balance sheet.

        The following is a summary of the UPB of loans included in the Company's MSR portfolio by geographical distribution:

State	December 31, 2019	State	December 31, 2018
	(Amounts in thousands)		(Amounts in thousands)
Texas	$10,889,255	California	$12,691,771
California	8,288,003	Texas	6,435,674
Florida	6,857,757	Florida	5,063,270
Georgia	4,059,126	Georgia	2,950,001
New Jersey	3,042,623	Arizona	2,786,237
Other	42,628,457	Other	34,586,442

	$75,765,221		$64,513,395

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 5. MORTGAGE SERVICING RIGHTS (Continued)

        The following is a summary of the UPB of loans included in the Company's MSR portfolio by year of origination:

	December 31,
Year of origination	2019	2018
	(Amounts in thousands)
2019	$37,769,155	$—
2018	21,455,293	28,815,298
2017	10,511,381	22,178,143
2016	3,028,577	7,648,862
Prior to 2016	3,000,815	5,871,092

	$75,765,221	$64,513,395

        During the year ended December 31, 2019, the Company completed two bulk sales of MSRs and related servicing advances with an aggregate sales price of $195.8 million. The UPB of loans underlying these sales totaled $17.3 billion. The Company initially recognized $11.7 million in receivables related to these sales, the majority of which were attributable to holdbacks pending servicing transfers. As of December 31, 2019, the Company reported the remaining receivable amount related to these sales of $5.9 million in Accounts receivable in the consolidated balance sheet.

During the year ended December 31, 2018, the Company completed four bulk sales of MSRs and related servicing advances with an aggregate sales of price of $325.1 million. The UPB of loans underlying these sales totaled $24.4 billion. The Company initially recognized $107.8 million in receivables related to these sales, the majority of which were attributable to holdbacks pending servicing transfers. As of December 31, 2018, the Company reported the remaining receivable amount related to these sales of $22.7 million in Accounts receivable in the consolidated balance sheet.

        The following presents the effect of hypothetical changes in the fair value of MSRs caused by assumed immediate changes in interest rates, discount rates, and prepayment speeds that are used to determine fair value:

	December 31,
Mortgage servicing rights sensitivity analysis	2019	2018
	(Amounts in thousands)
Fair value of mortgage servicing rights	$893,193	$754,940
Interest rate change:
Decrease in fair value from 50 basis point adverse change	$(148,306)	$(84,887)
Increase in fair value from 50 basis point favorable change	$135,717	$63,091
Discount rate change:
Decrease in fair value from 50 basis point increase	$(17,954)	$(13,817)
Increase in fair value from 50 basis point decrease	$18,701	$14,328
Prepayment speed change:
Decrease in fair value from 1% conditional prepayment rate increase	$(40,741)	$(24,140)
Increase in fair value from 1% conditional prepayment rate decrease	$44,974	$26,230

        Sensitivities are hypothetical changes in fair value and cannot be extrapolated because the relationship of changes in assumptions to changes in fair value may not be linear. In addition, the

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 5. MORTGAGE SERVICING RIGHTS (Continued)

effect of a variation in a particular assumption is calculated without changing any other assumption, whereas a change in one factor may result in changes to another. Accordingly, no assurance can be given that actual results would be consistent with the results of these estimates. As a result, actual future changes in MSR values may differ significantly from those reported.

NOTE 6. DERIVATIVE FINANCIAL INSTRUMENTS

        The Company uses derivative financial instruments to manage exposure to interest rate risk for IRLCs it makes to purchase and originate loans at specified interest rates, and its inventory of LHFS and MSRs. The Company has elected to present net derivative asset and liability positions, and cash collateral obtained from or posted to its counterparties, when subject to a master netting arrangement that is legally enforceable on all counterparties in the event of default. IRLCs are not subject to a master netting arrangement.

        The following is a summary of the derivative financial instruments recorded in the consolidated balance sheet, including the amount of derivative positions after considering master netting arrangements and financial instruments or cash pledged:

	December 31, 2019
		Fair value
	Notional amount	Derivative assets	Derivative liabilities
	(Amounts in thousands)
Interest rate lock commitments	$2,349,959	$19,273	$261
Forward purchase contracts	$4,741,336	5,862	1,640
Forward sales contracts	$7,177,451	3,381	13,816
Put options on interest rate futures purchase contracts	$200,000	422	—
Call options on interest rate futures purchase contracts	$100,000	266	—
Futures contracts	$129,294,100	—	—
Margin		—	3,615

Derivatives before netting		29,204	19,332
Netting		(8,076)	(8,076)

		$21,128	$11,256

Collateral received from counterparties, net			$3,615

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 6. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

	December 31, 2018
		Fair value
	Notional amount	Derivative assets	Derivative liabilities
	(Amounts in thousands)
Interest rate lock commitments	$1,175,013	$6,544	$454
Forward purchase contracts	$2,486,164	10,719	257
Forward sales contracts	$4,876,246	1,034	29,517
Put options on interest rate futures purchase contracts	$400,000	469	—
Call options on interest rate futures purchase contracts	$230,000	3,028	—
Futures contracts	$59,324,500	—	—
Margin		530	(10,550)

Derivatives before netting		22,324	19,678
Netting		(9,229)	(9,229)

		$13,095	$10,449

Collateral paid to counterparties, net		$11,080

        Credit risk related to derivatives arises when amounts receivable from a counterparty exceed those payable to the same counterparty. The Company mitigates credit risk by requiring counterparties to provide collateral to the Company when the counterparties' unsecured loss positions exceed certain negotiated limits.

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 6. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        The following is a summary of derivative assets and liabilities and related netting amounts:

	December 31, 2019
	Gross amount of recognized assets (liabilities)	Gross offset	Net assets (liabilities)
	(Amounts in thousands)
Derivatives subject to master netting arrangements:
Assets:
Forward purchase contracts	$5,244	$(4,274)	$970
Forward sales contracts	$3,341	$(3,802)	$(461)
Margin	$—	$—	$—
Liabilities:
Forward purchase contracts	$(1,640)	$4,274	$2,634
Forward sales contracts	$(13,269)	$3,802	$(9,467)
Margin	$(3,615)	$—	$(3,615)
Derivatives not subject to master netting arrangements:
Assets:
Interest rate lock commitments	$19,273	$—	$19,273
Forward purchase contracts	$618	$—	$618
Forward sales contracts	$40	$—	$40
Options contracts	$688	$—	$688
Liabilities:
Interest rate lock commitments	$(261)	$—	$(261)
Forward sales contracts	$(547)	$—	$(547)
Total derivatives:
Assets	$29,204	$(8,076)	$21,128
Liabilities	$(19,332)	$8,076	$(11,256)

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 6. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

	December 31, 2018
	Gross amount of recognized assets (liabilities)	Gross offset	Net assets (liabilities)
	(Amounts in thousands)
Derivatives subject to master netting arrangements:
Assets:
Forward purchase contracts	$10,719	$(5,816)	$4,903
Forward sales contracts	$1,034	$(3,413)	$(2,379)
Margin	$530	$—	$530
Liabilities:
Forward purchase contracts	$(257)	$5,816	$5,559
Forward sales contracts	$(25,690)	$3,413	$(22,277)
Margin	$10,550	$—	$10,550
Derivatives not subject to master netting arrangements:
Assets:
Interest rate lock commitments	$6,544	$—	$6,544
Options contracts	$3,497	$—	$3,497
Liabilities:
Interest rate lock commitments	$(454)	$—	$(454)
Forward sales contracts	$(3,827)	$—	$(3,827)
Total derivatives:
Assets	$22,324	$(9,229)	$13,095
Liabilities	$(19,678)	$9,229	$(10,449)

        The following is a summary of net gains (losses) on derivatives included in income:

	Year ended December 31,
	2019	2018
	(Amounts in thousands)
(Losses) gains on derivatives included in Net gains on loans held for sale:
Interest rate lock commitments	$12,922	$(522)
Forward contracts	(91,795)	31,145
Options contracts	(682)	(167)
Futures contracts	6,306	(1,318)

	$(73,249)	$29,138

Gains (losses) on derivatives included in Net loan servicing revenue:
Forward contracts	$18,842	$(9,692)
Options contracts	(11,415)	(2,724)
Futures contracts	154,213	(24,715)

	$161,640	$(37,131)

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 7. FIXED ASSETS AND SOFTWARE

        The following is a summary of the Company's fixed assets and software:

	December 31,
	2019	2018
	(Amounts in thousands)
Furniture, fixtures and equipment	$8,715	$8,762
Capitalized software	5,926	5,323
Leasehold improvements	13,469	12,429

	28,110	26,514
Accumulated depreciation and amortization(1)	(13,592)	(8,925)

Fixed assets and software, net	$14,518	$17,589

(1)
Net of disposals of fully-depreciated fixed assets and capitalized software totaling $740,000 and $1.2 million for the years ended December 31, 2019 and 2018, respectively.

        Depreciation and amortization expense related to fixed assets and software totaled $5.4 million and $5.0 million for the years ended December 31, 2019 and 2018, respectively.

NOTE 8. BORROWINGS

        The Company has multiple borrowing facilities in the form of asset sales under repurchase agreements (warehouse borrowings) and notes payable secured by MSRs. These borrowing facilities contain various covenants, including financial covenants, governing the Company's tangible net worth, leverage ratio, liquidity and profitability. The Company's failure to comply with any of these covenants could result in an event of default, subject to a cure period, under one or more borrowing agreements pursuant to which all or any portion of the borrowing amounts may become immediately due and payable. The Company was in compliance with all financial covenants as of and for the years ended December 31, 2019 and 2018.

Warehouse Borrowings

        The Company finances the acquisition of loans through the use of repurchase agreements. Repurchase agreements operate as financings under which the Company transfers loans to secure borrowings. The borrowing amounts are based on the attributes of the collateralized loans and are defined in the repurchase agreement of each warehouse lender. The Company retains beneficial ownership of the transferred loans and will receive the loans from the lender upon full repayment of the borrowing. The repurchase agreements may require the Company to transfer additional assets to the lender in the event the estimated fair value of the existing transferred loans declines.

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 8. BORROWINGS (Continued)

        The following is a summary of financial information relating to warehouse borrowings under repurchase agreements:

	Year ended December 31,
	2019	2018
	(Dollars in thousands)
Weighted average interest rate(1)	4.35%	3.87%
Average balance	$1,325,839	$1,333,045
Interest expense(1)	$57,661	$51,645
Maximum daily amount outstanding	$2,698,131	$1,874,837

(1)
Excludes settlement fees, utilization rebates, earnings credits and amortization of debt issuance costs, which caused interest expense to decrease by $9.0 million and $5.1 million during the years ended December 31, 2019 and 2018, respectively.

	December 31,
	2019	2018
	(Dollars in thousands)
Carrying value of warehouse borrowings(1)	$2,453,247	$1,563,041
Weighted average interest rate	3.42%	4.22%
Additional borrowing capacity	$896,753	$1,536,959
Restricted cash on deposit with counterparties	$9,375	$10,000
Fair value of loans held for sale securing warehouse borrowings	$2,616,870	$1,661,450

(1)
Excludes unamortized debt issuance costs of $95,000 and $205,000 at December 31, 2019 and 2018, respectively.

        The following is a summary of maturities of outstanding advances under repurchase agreements:

Remaining maturity at December 31, 2019	Balance
(Amounts in thousands)
Within 30 days	$61,017
31 to 90 days	2,392,230

2,453,247
Debt issuance costs	(95)

Total warehouse borrowings	$2,453,152

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 8. BORROWINGS (Continued)

Notes Payable

        The Company is a party to multiple notes payable secured by MSRs, as summarized below:

	December 31,
	2019	2018
	(Amounts in thousands)
Term notes to qualified institutional buyers	$225,000	$155,000
Term loan	68,325	74,104
Revolving credit agreements	96,537	57,100

	389,862	286,204
Debt issuance costs	(2,235)	(2,305)

Total notes payable	$387,627	$283,899

        In August 2018, the Company, through the Trust, entered into a structured finance transaction, pursuant to which the Company may finance excess servicing spread relating to Ginnie Mae MSRs (the "Ginnie Mae MSR Facility"). In connection with the Ginnie Mae MSR Facility, the Trust issued to the Company a variable funding note (the "VFN") with a maximum principal balance of $500.0 million and the Company, through the Trust, issued one series of term notes, Series 2018-GT1 Term Notes, with an aggregate principal amount of $155.0 million to certain qualified institutional buyers, including several limited partners in A-A Mortgage.

        In November 2019, pursuant to the terms of the Ginnie Mae MSR Facility, the Company, through the Trust, issued a new series of term notes, Series 2019-GT1 Term Notes, with an aggregate principal amount of $225.0 million to certain qualified institutional buyers, including several limited partners in A-A Mortgage. The proceeds from the issuance of the Series 2019-GT1 Term Notes were used to redeem all of the Series 2018-GT1 Term Notes. As of December 31, 2019, the fair value of MSRs pledged to secure the VFN and the Series 2019-GT1 Term Notes totaled $480.5 million.

        In September 2018, the Company entered into an amendment to a revolving credit agreement secured by MSRs pursuant to which the outstanding balance was converted into a term loan. As of December 31, 2019, the remaining balance of the term loan and the fair value of MSRs pledged to secure the term loan totaled $68.3 million and $105.1 million, respectively.

        As of December 31, 2019, the outstanding balance of the revolving credit agreements (excluding unamortized debt issuance costs) and the fair value of MSRs pledged to secure them totaled $96.5 million and $205.4 million, respectively. As of December 31, 2018, the outstanding balance of the revolving credit agreements (excluding unamortized debt issuance costs) and the fair value of MSRs pledged to secure them totaled $57.1 million and $253.0 million, respectively.

Other Borrowings

        In connection with the Ginnie Mae MSR Facility, the Company entered into a repurchase agreement (the "VFN Repurchase Agreement") with a financial institution, pursuant to which the Company sold the VFN with an agreement to repurchase it at a later date. The Company and the financial institution are also counterparties under a repurchase agreement used for warehouse borrowings. The VFN Repurchase Agreement has a term of one year and provides for a maximum loan

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 8. BORROWINGS (Continued)

amount of $150.0 million. The maximum borrowings under the respective warehouse borrowing facility and the VFN Repurchase Agreement combined are $450.0 million. The outstanding balance of the VFN Repurchase Agreement (excluding unamortized debt issuance costs) totaled $10.0 million as of December 31, 2019 and 2018, and is included in Other borrowings in the consolidated balance sheet.

        Proceeds from transfers of loans that did not qualify as sales totaled $6.0 million and $13.9 million at December 31, 2019 and 2018, respectively. These transfers are accounted for as secured borrowings and included in Other borrowings in the consolidated balance sheet.

NOTE 9. LIABILITY FOR LOSSES UNDER REPRESENTATIONS AND WARRANTIES

        The activity in the Company's liability for losses under representations and warranties is summarized below:

	Year ended December 31,
	2019	2018
	(Amounts in thousands)
Balance, beginning of the year	$7,407	$5,556
Provision for repurchase losses(1)	6,351	6,576
Change in estimate of liability for losses under representations and warranties(2)	(5,824)	(4,112)
Repurchase losses	(1,346)	(613)

Balance, end of the year	$6,588	$7,407

(1)
Includes a provision for losses under representations and warranties of $455,000 related to bulk sales of MSRs during the year ended December 31, 2018.

(2)
Includes a change in estimate of liability for losses under representations and warranties of $204,000 and $251,000 related to bulk sales of MSRs during the years ended December 31, 2019 and 2018, respectively.

        The UPB of loans subject to losses under representations and warranties totaled $79.6 billion and $61.6 billion as of December 31, 2019 and 2018, respectively.

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 10. NET GAINS ON LOANS HELD FOR SALE

        The following is a summary of net gains on loans held for sale included in income:

	Year ended December 31,
	2019	2018
	(Amounts in thousands)
Net proceeds from sale of loans(1)	$(358,690)	$(423,274)
Mortgage servicing rights capitalized upon sale of loans	653,645	469,536
Change in estimate of liability for losses under representations and warranties	(731)	(2,260)
Change in fair value of loans held for sale	8,264	9,236
Change in fair value of derivatives:
Unrealized gain (loss) on derivatives	23,538	(25,928)
Realized (loss) gain on derivatives	(96,787)	55,066

	(73,249)	29,138

Net gains on loans held for sale	$229,239	$82,376

(1)
Represents excess of loan basis over cash proceeds received upon settlement.

NOTE 11. NET LOAN SERVICING REVENUE

        The following is a summary of net loan servicing revenue included in income:

	Year ended December 31,
	2019	2018
	(Amounts in thousands)
Loan servicing fees:
Base fees	$221,209	$199,409
Ancillary income	10,172	8,897

	231,381	208,306

Change in fair value of mortgage servicing rights	(139,872)	75,312
Realization of expected cash flows of mortgage servicing rights	(179,762)	(111,983)

	(319,634)	(36,671)

Loss on sale of mortgage servicing rights	(2,539)	(4,847)
Change in estimate of liability for losses under representations and warranties	204	(204)
Change in fair value of derivatives:
Unrealized (loss) gain on derivatives	(255)	6,894
Realized gain (loss) on derivatives	161,895	(44,025)

	161,640	(37,131)

Net loan servicing revenue	$71,052	$129,453

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 12. OTHER INCOME

        The following is a summary of other income:

	Year ended December 31,
	2019	2018
	(Amounts in thousands)
Incentive fees from warehouse lenders(1)	$10,682	$39,185
Early payoff fees	18,782	9,885
Early payment default fees	4,052	2,897
Other	4,030	1,837

Other income	$37,546	$53,804

(1)
Represents lender incentive fees for financing loans that satisfy certain customer credit relief characteristics.

NOTE 13. RELATED PARTY TRANSACTIONS

Operating Activities

        Athene Holding Ltd. ("AHL") is the parent company of several limited partners in A-A Mortgage. The Company sold loans to subsidiaries of AHL totaling $410.6 million and $722.0 million in UPB during the years ended December 31, 2019 and 2018, respectively. In connection with these loan sales, the Company recognized gains of $3.1 million during the year ended December 31, 2019 and losses of $2.0 million during the year ended December 31, 2018, which were included in Net gains on loans held for sale in the consolidated statement of income. The Company services loans sold to subsidiaries of AHL totaling $1.0 billion and $780.7 million in UPB as of December 31, 2019 and December 31, 2018, respectively. The fair value of these MSRs totaled $6.7 million and $7.6 million as of December 31, 2019 and December 31, 2018, respectively.

        Acele Residential Mortgage Trust ("Acele") is administered by the special limited partner of A-A Mortgage. The Company sold loans to Acele totaling $15.0 million and $19.2 million in UPB during the years ended December 31, 2019 and 2018 respectively. In connection with these loan sales, the Company recognized gains of $122 thousand during the year ended December 31, 2019 and losses of $155 thousand during the year ended December 31, 2018, which were included in Net gains on loans held for sale in the consolidated statement of income. The Company services loans sold to Acele totaling $34.9 million and $32.4 million in UPB as of December 31, 2019 and 2018, respectively. The fair value of these MSRs totaled $277,000 and $345,000 as of December 31, 2019 and December 31, 2018, respectively.

        The Company pays a monitoring fee to the special limited partner of A-A Mortgage for professional services rendered. The fee is calculated and payable quarterly in arrears at an annual rate of 1.5% and is based on the Company's ending equity as of each calendar quarter end, measured in accordance with GAAP. The Company recognized monitoring fees expense of $12.5 million and $11.1 million for the years ended December 31, 2019 and 2018, respectively. The Company reported payables related to these monitoring fees totaling $3.3 million and $3.0 million as of December 31, 2019 and 2018, respectively.

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 13. RELATED PARTY TRANSACTIONS (Continued)

        In August 2018, the Company, through the Trust, issued the Series 2018-GT1 Term Notes to certain qualified institutional buyers, including certain limited partners in A-A Mortgage. As of December 31, 2018, the outstanding balance of the Series 2018-GT1 Term Notes totaled $155.0 million. In November 2019, the Company, through the Trust, issued the Series 2019-GT1 Term Notes, including $175.0 million to certain limited partners in A-A Mortgage and an entity administered by a subsidiary of Apollo Global Management, LLC, the parent of the special limited partner of A-A Mortgage. As of December 31, 2019, the outstanding balance of the Series 2019-GT1 Term Notes issued to such related parties totaled $175.0 million.

NOTE 14. SEGMENT INFORMATION

        The Company operates in three segments: Correspondent, Consumer Direct and Servicing. These segments were identified based on how the chief operating decision maker evaluates and assesses the Company's operating results.

        The Correspondent segment generates revenues by performing loan acquisition and sale activities. The Consumer Direct segment generates revenues by performing loan origination and sale activities. These segments also earn interest income on loans held pending sale or securitization. Direct operating expenses incurred in connection with these activities are included in these segments. Corporate overhead expenses are included in the Correspondent segment.

        The Servicing segment generates revenues by performing loan servicing activities. Servicing segment revenues are also derived from the execution and management of early buyout transactions, including gains recognized upon subsequent sales.

        The following is a summary of financial information by segment:

	Year ended December 31, 2019
	Correspondent	Consumer Direct	Servicing	Total
	(Amounts in thousands)
Revenues
Net gains on loans held for sale	$164,829	$55,521	$8,889	$229,239
Net loan servicing revenue	—	—	71,052	71,052
Loan acquisition and origination fees	69,938	1,845	—	71,783
Other income	14,517	—	23,029	37,546
Net interest income (expense)
Interest income	60,275	2,086	7,729	70,090
Interest expense	(49,078)	(1,669)	(10,253)	(61,000)

Net interest income (expense)	11,197	417	(2,524)	9,090

Total net revenues	260,481	57,783	100,446	418,711
Expenses	143,496	30,230	70,459	244,185

Net income	$116,985	$27,553	$29,987	$174,525

Segment assets at year end	$2,361,298	$146,562	$1,703,373	$4,211,233

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 14. SEGMENT INFORMATION (Continued)

	Year ended December 31, 2018
	Correspondent	Consumer Direct	Servicing	Total
	(Amounts in thousands)
Revenues
Net gains on loans held for sale	$56,471	$19,550	$6,355	$82,376
Net loan servicing revenue	—	—	129,453	129,453
Loan acquisition and origination fees	57,857	2,302	—	60,159
Other income	40,784	—	13,020	53,804

Net interest income (expense)
Interest income	55,828	1,886	2,975	60,689
Interest expense	(48,021)	(1,482)	(11,531)	(61,034)

Net interest income (expense)	7,807	404	(8,556)	(345)

Total net revenues	162,919	22,256	140,272	325,447
Expenses	128,784	26,649	65,044	220,477

Net income	$34,135	$(4,393)	$75,228	$104,970

Segment assets at year end	$1,718,680	$49,370	$1,101,041	$2,869,091

NOTE 15. COMMITMENTS AND CONTINGENCIES

Leases

        The Company leases office space at multiple locations under noncancelable agreements through August 2026. The Company recognized rent expense of $3.0 million and $2.6 million for the years ended December 31, 2019 and 2018, respectively. Rent expense is included in Occupancy expense in the consolidated statement of income.

        Future minimum rental payments under the lease agreements in the aggregate and for the following five years are as follows:

Twelve months ending December 31,	Future minimum lease payments
(Amounts in thousands)
2020	$3,853
2021	4,526
2022	4,646
2023	3,941
2024	2,635
Thereafter	4,940

$24,541

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 15. COMMITMENTS AND CONTINGENCIES (Continued)

Litigation

        In the ordinary course of business, the Company may be subject to litigation. Management does not believe that any potential, threatened, or pending litigation to which it is a party will have a material adverse effect on the Company's liquidity, financial condition, or results of operations.

Risks and Uncertainties

        In the normal course of business, companies in the mortgage banking industry encounter certain economic, and regulatory risks. Economic risks include interest rate risk, credit risk and market risk.

        The Company is subject to interest rate risk in ways that cannot be predicted with certainty but which would generally include liquidity drain due to cash losses in MSR hedge positions, reduced gain on sale margins and decreased production volume in a rising interest rate environment, and reduced MSR valuation and yield in a falling rate environment.

        Credit risk is the risk of default, primarily in the Company's MSR portfolio that results from borrowers' inability or unwillingness to make contractually required payments. The Company absorbs a portion of these credit losses (along with the investors, if any, in such loans) and, in addition, experiences a drain on liquidity associated with the requirement to advance to investors the delinquent payments on certain mortgages.

        Market risk reflects changes in the liquidity of the secondary loan and MSR markets, which impact the value of MSRs and loans that are either held for sale or are subject to commitments to purchase.

        Compliance and regulatory risks include administrative enforcement actions and/or civil or criminal liability resulting from the Company's failure to comply with the laws and regulations applicable to the Company's business.

        The mortgage industry is generally exposed to risks arising out of uncertainty in the regulatory environment, interest rates, collateral valuations, and conditions in the economy and housing market. A deterioration of the mortgage markets may reduce the Company's loan production volume, gain on sale margins, and servicing profitability, or may adversely affect the Company's ability to sell MSRs or loans originated or acquired. In addition, a deterioration of the mortgage markets will adversely impact the financial stability of certain third-party originators with whom the Company does business. This will reduce the Company's ability to enforce representation and warranty claims it has against such originators so that the Company itself must absorb the losses associated with those claims.

NOTE 16. CONCENTRATIONS

        The Company maintains all of its cash with major financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

        Substantially all of the Company's revenue is derived from mortgage banking activities. Mortgage banking activities are cyclical and are affected by the cost and availability of long-term funds. Mortgage banking activities and the Company's revenue can be adversely affected during periods of high interest rates and/or limited money supply. The reduction of mortgage banking activities and fees generated from such activities could have a material adverse effect on the financial condition and results of operations of the Company.

Aris Mortgage Holding Company, LLC

Notes to Consolidated Financial Statements (Continued)

NOTE 16. CONCENTRATIONS (Continued)

        The Company acquires residential mortgage loans and generates revenues from the sale of these loans. Although management closely monitors market conditions, such activity is sensitive to fluctuations in prevailing interest rates and the real estate markets. Downturns in economic conditions of the real estate markets served by the Company or significant increases in interest rates could have a material adverse impact on the Company's financial condition and results of operations.

        The Company is licensed to originate loans in 46 states and the District of Columbia, and able to purchase and service loans in 49 states and the District of Columbia. During the year ended December 31, 2019, the Company had significant loan acquisitions (minimum 5% of total acquisitions) in Texas (16%), California (11%), Florida (8%), and Georgia (5%). During the year ended December 31, 2018, the Company had significant loan acquisitions (minimum 5% of total acquisitions) in California (15%), Texas (10%), Florida (10%), and Georgia (6%).

NOTE 17. CAPITAL REQUIREMENTS

        The Company is required to maintain specified levels of capital to remain in good standing with the Agencies. These capital requirements generally are tied to the UPB of loans included in the Company's servicing portfolio or loan production volume during the period.

        The Agencies' capital requirements are summarized below:

	December 31, 2019		December 31, 2018
Agency	Adjusted net worth(1)	Required net worth	Adjusted net worth(1)	Required net worth
	(Amounts in thousands)
Fannie Mae and Freddie Mac	$889,679	$191,913	$785,612	$163,783
Ginnie Mae	$889,679	$141,976	$785,612	$111,644
HUD	$889,679	$2,500	$785,612	$2,500

(1)
Calculated in compliance with the respective Agency's requirements.

        Noncompliance with an Agency's capital requirements can result in the respective Agency taking various remedial actions up to, and including, removing the Company's ability to sell loans to and service loans on behalf of the respective Agency. The Company had capital in excess of the Agencies' requirements at December 31, 2019 and 2018.

NOTE 18. SUBSEQUENT EVENTS

        The Company has evaluated all events and transactions through March 16, 2020, which is the date the Company issued the consolidated financial statements, and noted the following:

  •
  On March 3, 2020, the Company executed a sale of MSRs with respect to $4.9 billion in UPB of loans underlying MBS guaranteed by Ginnie Mae. The aggregate sales price of the transaction was $42.9 million. At the time of sale, the Company recognized $12.1 million in receivables for holdbacks pending fulfillment of all servicing transfer and document delivery requirements.

                           Shares

AmeriHome, Inc.

Class A Common Stock

Prospectus

Joint Book-Running Managers

Credit Suisse

        Through and including                  , 2020 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder (excluding the underwriters' discount and commission). All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the            listing fee.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*
To be filed by amendment.

        We will bear all of the expenses shown above.

Item 14.    Indemnification of Directors and Officers.

        Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Upon completion of this offering, our certificate of incorporation will provide that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

        Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Upon the completion of this offering, our certificate of incorporation will provide that we will indemnify each person who was or is a party or is threatened to be made a party or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our certificate of incorporation also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys' fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we do not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

        We plan to enter into indemnification agreements with each of our executive officers and directors. In general, these agreements provide that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as a director or executive officer of our company or in connection with their service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or executive officer makes a claim for indemnification and establish certain presumptions that are favorable to the director or executive officer.

        We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

        The underwriting agreement we will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

        Insofar as the forgoing provisions permit indemnification of directors, executive officers, or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.    Recent Sales of Unregistered Securities.

        None.

Item 16.    Financial Statements and Exhibits.

        (A)  Financial Statements. See Index to Financial Statements.

        (B)  Exhibits.

Exhibit Number		Description of Exhibit
1.1	*	Form of Underwriting Agreement
3.1	*	Certificate of Incorporation of AmeriHome, Inc.
3.2	*	Form of Amended and Restated Certificate of Incorporation of AmeriHome, Inc.
3.3	*	Bylaws of AmeriHome, Inc.
3.4	*	Form of Amended and Restated Bylaws of AmeriHome, Inc.
5.1	*	Opinion of Sidley Austin LLP regarding the validity of the shares of Class A common stock
10.1	*	Form of Second Amended and Restated Limited Liability Company Agreement of Aris Mortgage Holding Company, LLC
10.2	*	Form of Exchange Agreement
10.3	*	Form of Tax Receivable Agreement
10.4	*	Form of Registration Rights Agreement
10.5	*	Form of Stockholders Agreement
10.6	*†	Form of Indemnification Agreement
10.7	*†	2020 Equity Incentive Plan, to be effective upon completion of this offering
10.8	*†	2020 Employee Stock Purchase Plan, to be effective upon completion of this offering
21.1	*	Subsidiaries of the registrant
23.1	*	Consent of Sidley Austin LLP (included in the opinion filed as Exhibit 5.1 hereto)
23.3	*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
24.1	*	Powers of Attorney (see signature page)

*
To be filed by amendment.

†
Indicates a management contract or compensatory plan.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby further undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Thousand Oaks, State of California, on                        , 2020.

AmeriHome, Inc.
BY:
	NAME:	Garrett Galati
	TITLE:	Chief Financial Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints James S. Furash and Garrett Galati, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

James S. Furash	Chief Executive Officer and Director (principal executive officer)	, 2020
Garrett Galati	Chief Financial Officer (principal financial and accounting officer)	, 2020
	Chairman of the Board	, 2020

SIGNATURE	TITLE	DATE

	Director	, 2020
	Director	, 2020
	Director	, 2020
	Director	, 2020
	Director	, 2020
	Director	, 2020